As filed with the Securities and Exchange Commission on March 1, 2018
================================================================================
                                                    1933 Act File No. 333-217581
                                                     1940 Act File No. 811-22738


                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                    FORM N-2

(Check appropriate box or boxes)

[X] REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
[ ] Pre-Effective Amendment No. _
[X] Post-Effective Amendment No. 3


and


[X] REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
[X] Amendment No. 10



                     First Trust MLP and Energy Income Fund
         Exact Name of Registrant as Specified in Declaration of Trust

            10 Westport Road, Suite C101a, Wilton, Connecticut 06897
 Address of Principal Executive Offices (Number, Street, City, State, Zip Code)

                                 (630) 765-8000
               Registrant's Telephone Number, including Area Code

                             W. Scott Jardine, Esq.
                          First Trust Portfolios L.P.
                       120 East Liberty Drive, Suite 400
                            Wheaton, Illinois 60187

 Name and Address (Number, Street, City, State, Zip Code) of Agent for Service

                          Copies of Communications to:

                               Eric F. Fess, Esq.
                             Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


Approximate Date of Proposed Public Offering: From time to time after the effective date of this Registration Statement

---------------

If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [X]

It is proposed that this filing will become effective (check appropriate box)

    [X] when declared effective pursuant to section 8(c)

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.


                 SUBJECT TO COMPLETION, DATED MARCH 1, 2018

BASE PROSPECTUS

                     FIRST TRUST MLP AND ENERGY INCOME FUND

                         UP TO 13,600,000 COMMON SHARES
--------------------------------------------------------------------------------

The Fund. First Trust MLP and Energy Income Fund (the "Fund") is a non-diversified, closed-end management investment company which commenced operations in November 2012.

Investment Objective. The Fund's investment objective is to seek a high level of total return with an emphasis on current distributions paid to common shareholders. There can be no assurance that the Fund will meet its investment objective.

Investment Strategy. The Fund seeks to provide its common shareholders with a vehicle to invest in a portfolio of cash- generating securities, with a focus on investing in publicly traded master limited partnerships ("MLPs"), MLP-related entities and other companies in the energy sector and energy utility industries. Under normal market conditions, the Fund invests at least 85% of its Managed Assets (as defined below) in equity and debt securities of MLPs, MLP-related entities and other energy sector and energy utility companies that the Fund's Sub-Advisor (as defined below) believes offer opportunities for growth and income. The Fund considers investments in "MLP related entities" to include investments that offer economic exposure to publicly traded MLPs and private investments that have MLP characteristics, but are not publicly traded. To generate additional income, the Fund may write (or sell) covered call options on up to 35% of its Managed Assets. See "The Fund's Investments--Investment Objective and Policies."

"Managed Assets" means the average daily gross asset value of the Fund (which includes assets attributable to the Fund's preferred shares of beneficial interest ("Preferred Shares"), if any, and the principal amount of any borrowings), minus the sum of the Fund's accrued and unpaid dividends on any outstanding Preferred Shares and accrued liabilities (other than the principal amount of any borrowings of money incurred or of commercial paper or notes issued by the Fund). For purposes of determining Managed Assets, the liquidation preference of the Preferred Shares is not treated as a liability.

The Fund may offer, on an immediate, continuous or delayed basis, up to 13,600,000 of the Fund's common shares of beneficial interest (the "common shares") in one or more offerings. The Fund may offer its common shares in amounts, at prices and on terms set forth in a prospectus supplement to this prospectus. See "Description of Shares" beginning on page 71. You should read this prospectus and the related prospectus supplement carefully before you decide to invest in any of the common shares.

The Fund may offer the common shares directly to one or more purchasers, through agents that the Fund or the purchasers designate from time to time, or to or through underwriters or dealers. The prospectus supplement relating to the particular offering will identify any agents or underwriters involved in the sale of the common shares, and will set forth any applicable purchase price, fee, commission or discount arrangement between the Fund and such agents or underwriters or among the underwriters or the basis upon which such amount may be calculated. For more information about the manner in which the Fund may offer the common shares, see "Plan of Distribution." The common shares may not be sold through agents, underwriters or dealers without delivery of a prospectus supplement.

The Fund's currently outstanding common shares are, and the common shares offered in this prospectus will be, subject to notice of issuance, listed on the New York Stock Exchange ("NYSE") under the trading or "ticker" symbol "FEI." The net asset value of the Fund's common shares on February 15, 2018 was $14.10 per common share, and the last sale price of the common shares on the NYSE on such date was $14.69.

Investing in the Fund's common shares involves certain risks, including those described in the "Risks" section beginning on page 46 of this prospectus. You could lose some or all of your investment. Common shares of closed-end investment companies, like the Fund, frequently trade at a discount from their net asset value. If the Fund's common shares trade at a discount to net asset value, the risk of loss may increase for purchasers in an offering under this prospectus, especially for those investors who expect to sell their common shares in a relatively short period after purchasing shares in such an offering. See "Risks--Market Discount from Net Asset Value."

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Tax Status. Due to the nature of the Fund's MLP investments, under current law, the Fund is not eligible to elect to be treated as a "regulated investment company" under the Internal Revenue Code of 1986, as amended, as is common for most investment companies. Rather, the Fund has elected to be treated as a regular corporation for federal income tax purposes and, as such, unlike most investment companies, it is subject to corporate income tax to the extent the Fund recognizes taxable income. See "Tax Matters."

Investment Advisor and Sub-Advisor. First Trust Advisors L.P. ("First Trust Advisors" or the "Advisor") is the Fund's investment adviser and Energy Income Partners, LLC ("Energy Income Partners" or the "Sub-Advisor") is the Fund's sub-adviser. See "Management of the Fund" in this prospectus and "Investment Advisor" and "Sub-Advisor" in the Fund's Statement of Additional Information (the "SAI").

Distributions. The Fund intends to pay monthly distributions to common shareholders out of legally available funds. Distributions, if any, are determined by the Fund's Board of Trustees. There is no assurance the Fund will continue to pay regular distributions or that it will do so at a particular rate. See "Distributions" and "Tax Matters."

Leverage. The Fund is currently engaged in and expects to continue to engage in the use of leverage to make additional investments to seek to enhance the level of its current distributions. The Fund may utilize leverage through borrowings and/or through the issuance of commercial paper or notes in an amount up to 33-1/3% of its total assets or may issue Preferred Shares in an amount up to 50% of its total assets. As of October 31, 2017, the Fund utilized leverage through the use of borrowings under a credit facility representing approximately 25.94% of Managed Assets. The cost associated with any issuance and use of leverage is borne by the holders of the Fund's common shares. Through the use of leverage, the Fund seeks to obtain a higher return for common shareholders than if the Fund did not use leverage. The use of leverage is a speculative technique and investors should note that there are special risks and costs associated with the leveraging of the Fund's common shares. There can be no assurance that a leveraging strategy will be successful during any period in which it is employed. See "Leverage Program," "Risks--Leverage Risk" and "Description of Shares."

You should read this prospectus and the applicable prospectus supplement, which contain important information about the Fund, before deciding whether to invest in the common shares of the Fund, and retain them for future reference. This prospectus, together with any prospectus supplement, sets forth concisely the information about the Fund that a prospective investor ought to know before investing. The SAI, dated , 2018 (as it may be supplemented), containing additional information about the Fund, has been filed with the Securities and Exchange Commission (the "SEC") and is incorporated by reference in its entirety into this prospectus. You may request a free copy of the SAI, the table of contents of which is on page 80 of this prospectus, annual and semi-annual reports to shareholders, and other information about the Fund, and make shareholder inquiries by calling (800) 988-5891; by writing to the Fund at 120 East Liberty Drive, Wheaton, Illinois 60187; or from the Fund's or Advisor's website (https://www.ftportfolios.com). Please note that the information contained in the Fund's, Advisor's or Sub-Advisor's website, whether currently posted or posted in the future, is not part of this prospectus or the documents incorporated by reference in this prospectus. You also may obtain a copy of the SAI (and other information regarding the Fund) from the SEC's website (http://www.sec.gov).

The Fund's common shares do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

                    PROSPECTUS DATED         , 2018

                               TABLE OF CONTENTS

                                                                            PAGE

Prospectus Summary..........................................................  1

Summary of Fund Expenses.................................................... 31

Financial Highlights........................................................ 33

Market and Net Asset Value Information...................................... 34

The Fund.................................................................... 35

Use of Proceeds............................................................. 35

The Fund's Investments...................................................... 35

Leverage Program............................................................ 43

Risks....................................................................... 46

Management of the Fund...................................................... 65

Net Asset Value............................................................. 67

Distributions............................................................... 68

Dividend Reinvestment Plan.................................................. 69

Plan of Distribution........................................................ 69

Description of Shares....................................................... 71

Certain Provisions in the Declaration of Trust and By-Laws.................. 73

Structure of the Fund; Common Share Repurchases and Change in
    Fund Structure.......................................................... 74

Tax Matters................................................................. 75

Custodian, Administrator, Fund Accountant and Transfer Agent................ 79

Legal Opinions.............................................................. 79

Table of Contents for the Statement of Additional Information............... 80


YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND THE APPLICABLE PROSPECTUS SUPPLEMENT. NEITHER THE FUND NOR ANY UNDERWRITERS HAVE AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. NEITHER THE FUND NOR ANY UNDERWRITERS ARE MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

             CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplement and the SAI, including documents incorporated by reference, contain "forward-looking statements." Forward- looking statements can be identified by the words "may," "will," "intend," "expect," "believe," "estimate," "continue," "plan," "anticipate," and similar terms and the negative of such terms. By their nature, all forward-looking statements involve risks and uncertainties, and actual results could differ materially from those contemplated by the forward-looking statements. Several factors that could materially affect the Fund's actual results are the performance of the portfolio of securities held by the Fund, the conditions in the U.S. and international financial, energy, energy utility, and other markets, the price at which the Fund's common shares trade in the public markets and other factors which may be discussed in this prospectus and in the Fund's periodic filings with the SEC.

Although the Fund believes the expectations expressed in these forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in these forward-looking statements. The Fund's future financial condition and results of operations, as well as any forward-looking statements, are subject to change and are subject to inherent risks and uncertainties, such as those disclosed in the "Risks" section of this prospectus. All forward-looking statements contained or incorporated by reference in this prospectus or the accompanying prospectus supplement are made as of the date of this prospectus or the accompanying prospectus supplement, as the case may be. We do not intend, and we undertake no obligation, to update any forward-looking statement. The forward-looking statements contained in this prospectus and any accompanying prospectus supplement are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933, as amended.

Currently known risk factors that could cause actual results to differ materially from the Fund's expectations include, but are not limited to, the factors described in the "Risks" section of this prospectus. The Fund urges you to review carefully that section for a more detailed discussion of the risks of an investment in the Fund's securities.

                               PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in the Fund's common shares. You should carefully read the entire prospectus, any related prospectus supplement and the Fund's Statement of Additional Information ("SAI"), including the documents incorporated by reference. In particular, you should carefully read the section entitled "Risks" in this prospectus.

THE FUND AND
INVESTMENT
OBJECTIVE ...........  First Trust MLP and Energy Income Fund (the "Fund") is a
                       non-diversified, closed-end management investment company. The Fund's investment objective is to seek a high level of total return with an emphasis on current distributions paid to common shareholders. For purposes of the Fund's investment objective, total return includes capital appreciation of, and all distributions received from, securities in which the Fund invests regardless of the tax character of the distributions. There can be no assurance that the Fund's investment objective will be achieved.

                       The Fund seeks to provide its common shareholders with a vehicle to invest in a portfolio of cash-generating securities, with a focus on investing in publicly traded master limited partnerships ("MLPs") and MLP-related entities (as defined below) in the energy sector and energy utility industries (each as defined below) that are weighted towards non-cyclical, fee-for-service revenues. The Fund considers investments in "MLP-related entities" to include investments that offer economic exposure to publicly traded MLPs and private investments that have MLP characteristics, but are not publicly traded. These investments may take the form of securities of entities holding primarily general partner or managing member interests in MLPs and securities that represent indirect investments in MLPs, including I-Shares, which represent an ownership interest of an MLP issued by an affiliated party, and collective investment vehicles (i.e., exchange-traded funds) that primarily hold MLP interests. The Fund considers investments in the "energy sector" to include companies that derive a majority of their revenues or operating income from transporting, processing, storing, distributing, marketing, exploring, developing, managing or producing natural gas, natural gas liquids ("NGLs") (including propane), crude oil, refined petroleum products, coal or electricity, or from supplying energy-related products and services, or any such other companies within the energy sector as classified under the Global Industry Classification Standards developed by MSCI, Inc. and Standard & Poor's ("GICS"). The Fund considers investments in "energy utility" to include companies that derive a majority of their revenues or operating income from providing products, services or equipment for the generation, transmission, distribution or sale of electricity or gas and such other companies within the electric, gas, independent power and renewable electricity producers and multi-utilities industries as classified under GICS.

                       The Fund commenced operations in November 2012. The Fund completed its initial public offering of common shares in November 2012, raising approximately $866 million in equity after the payment of offering expenses (including the exercise of the overallotment option). As of October 31, 2017, the Fund had 46,637,670 common shares outstanding and net assets applicable to common shares of $672,372,827. The common shares of beneficial interest offered by this prospectus are called "Common Shares" and the holders of Common Shares are called "Common Shareholders" in this prospectus. As used in this prospectus, unless the context requires otherwise, "common shares" refers to the Fund's common shares of beneficial interest currently outstanding as well as those Common Shares offered by this prospectus and the holders of common shares are called "common shareholders." See "The Fund."

THE OFFERING ........  The Fund may offer, on an immediate, continuous or delayed basis, up to 13,600,000 Common Shares on terms to be determined at the time of the offering. The Common Shares will be offered at prices and on terms to be set forth in one or more prospectus supplements to this prospectus. Offerings of the Common Shares will be subject to the provisions of the Investment Company Act of 1940, as amended (the "1940 Act"), which generally require that the public offering price of common shares of a closed-end investment company (exclusive of distribution commissions and discounts) must equal or exceed the net asset value per share of the company's common stock (calculated within 48 hours of pricing), absent shareholder approval or under certain other circumstances. See "Description of Shares."

                       The Fund may offer the Common Shares directly to one or more purchasers, through agents that the Fund or the purchasers designate from time to time, or to or through underwriters or dealers. The prospectus supplement relating to the offering will identify any agents or underwriters involved in the sale of the Common Shares, and will set forth any applicable purchase price, fee, commission or discount arrangement between the Fund and such agents or underwriters or among underwriters or the basis upon which such amount may be calculated. See "Plan of Distribution." The Common Shares may not be sold through agents, underwriters or dealers without delivery of a prospectus supplement describing the method and terms of the offering of the Common Shares.

                       On June 19, 2017, the Fund entered into a sales agreement with the Advisor, Sub-Advisor, and JonesTrading Institutional Services LLC pursuant to which the Fund may offer and sell up to 4,600,000 Common Shares through JonesTrading Institutional Services LLC as its agent. As of October 31, 2017, 853,466 Common Shares have been sold under this sales agreement.

USE OF PROCEEDS .....  Unless otherwise specified in a prospectus supplement, the Fund expects to use the net proceeds from the sale of the Common Shares primarily to invest in accordance with its investment objective and policies, or use such proceeds for other general corporate purposes within approximately three months of receipt of such proceeds.

WHO MAY WANT
TO INVEST ...........  Investors should consider their financial situations and needs, other investments, investment goals and experience, time horizons, liquidity needs and risk tolerance before investing in the Fund. An investment in the Fund is not appropriate for all investors, and the Fund is not intended to be a complete investment program. The Fund is designed as a long-term investment and not as a trading vehicle. The Fund may be an appropriate investment for long-term investors who are seeking:

                         o a high level of total return with an emphasis on current distributions;

                         o a vehicle to invest in a portfolio containing publicly traded MLPs, pipeline companies, energy utility and Canadian energy infrastructure companies;

                         o  a structure that allows for tax filing
                            simplification: one Form 1099;

                         o a management team with extensive experience and resources in this asset class;

                         o an anticipated monthly distribution to shareholders; and

                         o  exchange-traded liquidity.

                       Investing in the Common Shares involves certain risks, including those described in the "Risks" section beginning on page 46 of this prospectus.

                       The Fund is currently engaged in, and expects to continue to engage in, the use of leverage to seek to enhance the level of its current distributions to common shareholders. See "Risks--Leverage Risk."

INVESTMENT ADVISOR
AND SUB-ADVISOR......  First Trust Advisors L.P. ("First Trust Advisors" or the
                       "Advisor") is the Fund's investment adviser and is responsible for supervising the Fund's Sub-Advisor (as defined below), monitoring the Fund's investment portfolio, managing the Fund's business affairs and providing certain clerical and bookkeeping and other administrative services. The Advisor, in consultation with the Sub-Advisor, will also be responsible for determining the Fund's overall investment strategy and overseeing its implementation. Energy Income Partners, LLC ("Energy Income Partners" or the "Sub-Advisor") is the Fund's sub-adviser and is primarily responsible for the day-to-day supervision and investment strategy of, and making investment decisions for, the Fund.

                       First Trust Advisors, a registered investment adviser, is an Illinois limited partnership formed in 1991. First Trust Advisors serves as investment adviser or portfolio supervisor to investment portfolios with approximately $117.3 billion in assets which it managed or supervised as of November 30, 2017.

                       Energy Income Partners, a registered investment adviser, is a Delaware limited liability company which provides professional asset management services in the area of energy- related MLPs, and other high-payout securities. Founded in 2003, Energy Income Partners serves as investment adviser to investment portfolios with approximately $6.0 billion of assets which it managed as of November 30, 2017.

INVESTMENT
OPPORTUNITIES .......  The Sub-Advisor believes there is a need to expand and rebuild energy and energy utility infrastructure which coincides with investors' demand for equity income not tied to economic or financial cycles. The Sub-Advisor believes there are two characteristics that make energy infrastructure assets a good match for investors who desire steady income: (i) certain investments in energy sector companies are characterized by non-cyclical fee-for-service revenues, and (ii) the low sustaining capital requirements associated with pipelines, storage and other infrastructure. Much of the opportunities in higher payout energy infrastructure are in the form of MLPs and other high payout energy sector companies (i.e., companies with a high payout ratio as described below) that provide investors with an attractive alternative to fixed income with the opportunity for growth. See "--Investment Philosophy and Process."

INVESTMENT PHILOSOPHY
AND PROCESS..........  Investment Philosophy. The Sub-Advisor believes the non-cyclical assets that best support a high-payout ratio are those with steady, fee-for-service businesses with relatively low sustaining capital obligations. In the energy sector and energy utility industries, such fee-for-service assets are comprised of interstate pipelines, intrastate pipelines, power generation assets, storage and terminal facilities and regulated power transmission and distribution assets. By contrast, the Sub-Advisor seeks to limit the cyclical energy exposure of the portfolio. The Sub-Advisor believes portfolio investments in oil and gas exploration, development and production are less well suited for the Fund because the cash flows from these investments are cyclical in nature, being driven by commodity prices, and because oil and gas assets are resource assets that diminish in value over time due to depletion, extraction or removal.

                       The Sub-Advisor evaluates the dividend payout ratio of companies in which it may invest, which provides how much money a company returns to its shareholders compared to how much money such company retains in order to reinvest in its growth, pay off its debt and/or build its cash reserves. A high payout ratio indicates when a significant portion of dividends or distributions are paid by a company to its shareholders relative to such company's after tax free cash flow or net income.

                       The Sub-Advisor believes a professionally managed portfolio of consistently high dividend paying MLPs, MLP-related entities and other energy sector and energy utility companies in non-cyclical segments offer an attractive balance of growth and income. The Sub-Advisor also believes the use of rigorous investment research and analytical tools to identify appropriate non-cyclical energy sector and energy utility company investments provides a value added service to the individual investor making an investment in the Common Shares of the Fund. See "The Fund's Investments--Investment Philosophy and Process--Capital Discipline."

                       Investment Process. The Sub-Advisor utilizes a three step investment process for the Fund. The first step is for the Sub-Advisor to define a universe of companies in the energy sector and energy utility industries that have high dividend payout ratios and/or are involved in the energy infrastructure business. In general, the Sub-Advisor seeks energy sector and energy utility companies weighted towards:

                         o regulated monopoly or monopoly-like assets (i.e., companies that own unique assets that provide for a sustainable competitive advantage due to control of location);

                         o non-cyclical cash flows (i.e., companies that have most or all of their assets in businesses whose revenues tend not to fluctuate with commodity prices and tend to be less sensitive to changes in the economic cycle);

                         o fee-for-service revenues (i.e., companies that have most or all of their assets in businesses whose revenues are not tied to changes in commodity prices and/or volumes actually shipped through or stored in their facilities); and

                         o cost escalators (i.e., companies that have most or all of their assets in businesses whose revenues and/or margins can be adjusted to compensate for changes in the company's costs).

                       The second step is for the Sub-Advisor to identify, among this universe, companies that pass a quality threshold established by the Sub-Advisor. The Sub-Advisor utilizes both quantitative aspects to measuring quality, such as the stability of cash flows, returns on invested capital, financial leverage and earnings coverage of dividends, as well as qualitative aspects, such as the confidence that the Sub-Advisor has in the company's management team and the quality of its assets. In its assessment of quality, the Sub-Advisor will not invest in a company that fails to qualify on quality criteria, even in instances where it believes the company has a low valuation. The third step of the Sub-Advisor's investment process is portfolio construction, where the Sub-Advisor determines the portfolio weighting of companies that have made it through the first two steps. As part of this portfolio construction, the Sub-Advisor balances each position's expected rate of return against risks, limitations on position sizes and Fund portfolio limitations.

INVESTMENT
POLICIES ............  The Fund concentrates its investments in the following group of industries that are part of the energy sector: transporting, processing, storing, distributing, marketing, exploring, developing, managing and producing natural gas, NGLs (including propane), crude oil, refined petroleum products, coal and electricity, and supplying products and services in support of pipelines, power transmission, petroleum and natural gas production, transportation and storage.

                       The Fund has adopted the following non-fundamental investment policies:

                         o Under normal market conditions, the Fund invests at least 85% of its Managed Assets (as defined below) in equity and debt securities of MLPs, MLP-related entities and other energy sector and energy utility companies that the Fund's Sub-Advisor believes offer opportunities for growth and income. See "The Fund's Investments--Portfolio Composition" for a further discussion of the Fund's principal investments.

                         o The Fund may invest up to 20% of its Managed Assets in unregistered or otherwise restricted securities. The term "restricted securities" refers to securities that have not been registered under the Securities Act of 1933, as amended (the "1933 Act"), and continue to be subject to restrictions on resale, securities held by control persons of the issuer and securities that are subject to contractual restrictions on their resale. The types of unregistered or otherwise restricted securities that the Fund may purchase consist of MLP common units, MLP subordinated units and securities of public and private energy sector and energy utility companies. See "Special Risk
                            Considerations--Restricted Securities" below.

                         o The Fund may invest up to 20% of its Managed Assets in debt securities of MLPs, MLP-related entities and other energy sector and energy utility companies, including certain below investment grade securities, which are commonly referred to as "high yield" or "junk" bonds. Below investment grade debt securities will be rated at least "B3" by Moody's Investors Service, Inc. ("Moody's") and at least "B-" by Standard & Poor's Ratings Services ("S&P") at the time of purchase, or comparably rated by another nationally recognized statistical rating organization ("NRSRO") or, if unrated, determined to be of comparable quality by the Sub-Advisor. Below investment grade securities are considered speculative with respect to an issuer's capacity to pay interest and repay principal. See "Special Risk Considerations-- Below Investment Grade Securities Risk."

                         o The Fund will not invest more than 15% of its Managed Assets in any single issuer.

                         o The Fund will not engage in short sales, except to the extent the Fund engages in derivative investments to seek to hedge against interest rate risk in connection with the Fund's use of leverage or market risks associated with the Fund's portfolio.

                         o The Fund may invest up to 30% of its Managed Assets in non-U.S. securities and may hedge the currency risk of the non-U.S. securities using derivative instruments. Non-U.S. securities are securities issued or guaranteed by companies organized under the laws of countries other than the United States and securities issued or guaranteed by foreign governments, their agencies or instrumentalities and supra-national governmental entities. See "Special Risk Considerations--Non-U.S. Securities Risk" below and "Other Investment Policies and Techniques--Strategic Transactions" in the SAI.

                       "Managed Assets" means the average daily gross asset value of the Fund (which includes assets attributable to the Fund's preferred shares of beneficial interest ("Preferred Shares"), if any, and the principal amount of any borrowings), minus the sum of the Fund's accrued and unpaid dividends on any outstanding Preferred Shares and accrued liabilities (other than the principal amount of any borrowings of money incurred or of commercial paper or notes issued by the Fund). For purposes of determining Managed Assets, the liquidation preference of the Preferred Shares, if any, is not treated as a liability.

                       To generate additional income, the Fund may write (or sell) covered call options on up to 35% of its Managed Assets.

                       Unless otherwise stated, all investment restrictions apply at the time of purchase and the Fund will not be required to reduce a position due solely to market value fluctuations.

                       The types of MLPs in which the Fund invests historically have made cash distributions to limited partners or members that exceed the amount of taxable income allocable to limited partners or members, due to a variety of factors, including significant non-cash deductions, such as depreciation and depletion. If cash distributions from an MLP exceed the taxable income reported in a particular tax year, a portion of the excess cash distribution would not be treated as income to the Fund in that tax year but would rather be treated as a return of capital for federal income tax purposes to the extent of the Fund's basis in its MLP units. The Fund's tax basis in its MLP units is the amount paid for the units, increased by the Fund's allocable share of net income and gains and the MLP's debt, if any, and capital contributions to the MLP, and decreased for any distributions received by the Fund, by the Fund's allocable share of net losses and by reductions in the Fund's allocable share of the MLP's debt, if any. Thus, although cash distributions in excess of taxable income and net tax losses may create a temporary economic benefit to the Fund, they will increase the amount of gain (or decrease the amount of loss) on the sale of an interest in an MLP. The Fund expects to distribute cash in excess of its earnings and profits to common shareholders, which may be treated as a return of capital to the extent of the common shareholders' basis in the common shares. See "Distributions" and "Tax Matters."

                       The Fund's investment objective and the investment restrictions listed in the SAI are considered fundamental and may not be changed without approval by holders of a "majority of the outstanding voting securities" of the Fund, as defined in the 1940 Act, which includes common shares and Preferred Shares, if any, voting together as a single class, and the holders of the outstanding Preferred Shares, if any, voting as a single class. The remainder of the Fund's investment policies, including its investment strategy, are considered non-fundamental and may be changed by the Board of Trustees of the Fund (the "Board of Trustees") without the approval of the holders of a "majority of the outstanding voting securities" of the Fund provided that the holders of the voting securities of the Fund receive at least 60 days prior notice of any change. See "The Fund's Investments" and "Risks" in this prospectus and "Investment Policies and Techniques" in the Fund's SAI.

DISTRIBUTIONS .......  The Fund pays out substantially all of its distributable cash flow ("DCF"), generally consisting of (i) cash and paid in kind distributions from MLPs or their affiliates, dividends from common stocks, interest from debt instruments and income from other investments held by the Fund less (ii) current or accrued operating expenses of the Fund, including taxes on Fund taxable income and leverage costs. Dividends to common shareholders relating to in kind dividends or distributions received by the

                       Fund on its investments, including I-Shares will be paid in cash or additional common shares of the Fund. See "The Fund's Investments--Portfolio Composition--MLP I-Shares." Unless a shareholder elects to receive distributions in cash, distributions will be used to purchase additional common shares of the Fund. See "Dividend Reinvestment Plan."

                       Due to the tax treatment under current law of cash distributions in excess of income made by MLPs in which the Fund may invest, a portion of distributions the Fund anticipates making to common shareholders may consist of a return of capital and, depending on market conditions and tax circumstances, in certain periods, such return of capital may represent a significant portion of the Fund's distributions. To the extent that distributions exceed the Fund's earnings and profits, such distributions are generally not treated as taxable income for the investor. Instead, the Fund's common shareholders will experience a reduction in the basis of their shares, which may increase the capital gain, or reduce capital loss, realized upon the sale of such shares. Section 19(a) of the 1940 Act and Rule 19a-1 thereunder requires the Fund to provide a written statement accompanying payment from any source other than income that adequately discloses the source or sources of such payment. Thus, if the Fund's capital was the source of a distribution and the payment amounted to a return of capital, the Fund would be required to provide a written notice to that effect. A "return of capital" represents a return on a shareholder's original investment in the Fund's common shares, and should not be confused with a dividend from profits and earnings. Upon the sale of common shares, common shareholders generally will recognize capital gain or loss measured by the difference between the sale proceeds received by the common shareholder and the shareholder's federal income tax basis in common shares sold, as adjusted to reflect return of capital. Accordingly, common shareholders should carefully read any written disclosure accompanying a distribution and should not assume that the source of payment is the Fund's income. See "Tax Matters."

                       Under normal market conditions, the Fund currently makes, and intends to continue to make, payment of substantially all DCF to common shareholders on an annual basis. Subsequent distributions are paid each month out of DCF, if any. There is no assurance that the Fund will continue to make regular distributions.

HEDGING AND
STRATEGIC
TRANSACTIONS ........  The Fund may, but is not required to, use various hedging and strategic transactions to seek to reduce interest rate risks arising from any use of leverage, to facilitate portfolio management and to mitigate risks, including, without limitation, interest rate, currency and credit risks and equity security price risk. Collectively, these transactions referred to above are "Strategic Transactions" and include the use of derivative instruments such as those described below. Certain Strategic Transactions may be considered a form of economic leverage on the Fund's portfolio and may be subject to the risks associated with the use of leverage. See "Risks--Leverage Risk" below.

                       The Fund may write (or sell) covered call options on up to 35% of its Managed Assets. Such call options give the option holders the right, but not the obligation, to purchase common equity at a specified price (the "strike price") on one or more future dates (each, an "exercise date"). The price of the option is determined from trading activity in the broad options market, and generally reflects the relationship between the market price for the underlying common equity and the strike price, as well as the time remaining until the expiration date. The Fund will write call options only if they are "covered." In the case of a call option on a common stock or other security, the Fund considers an option to be "covered" if the Fund owns the security underlying the call. See "Risks--Covered Call Options Risk."

                       The Fund may utilize hedging techniques such as interest rate swaps, caps, floors or collars or credit transactions and credit default swaps (or any combination thereof) to mitigate potential interest rate risk on a portion of its leverage instruments. Such interest rate and credit hedges would principally be used to protect the Fund against higher costs on the Fund's leverage instruments resulting from increases in short-term interest rates. The Fund anticipates that the majority of the Fund's interest rate hedges will be interest rate swap contracts with financial institutions. In an interest rate swap, the Fund exchanges with another party their respective commitments to pay or receive interest (e.g., an exchange of fixed rate payments for floating rate payments). Interest rate swaps will allow the Sub-Advisor to potentially manage the interest rate portfolio of the Fund's portfolio. See "Risks--Interest Rate Swaps Risk." The Fund currently intends to earmark or segregate assets on the Funds records in the form of cash, cash equivalents or liquid securities in an amount equal to the notional value of the credit default swaps of which it is the seller. If such assets are not fully segregated by the Fund, the use of credit default swap transactions could then be considered leverage for the purposes of the 1940 Act.

                       The Fund also may enter into currency exchange transactions to hedge the Fund's exposure to foreign currency exchange rate risk to the extent the Fund invests in non-U.S. dollar denominated securities of non-U.S. issuers. The Fund's currency transactions, if any, are limited to portfolio hedging involving portfolio positions. Portfolio hedging is the use of a currency forward contract with respect to a portfolio security position denominated or quoted in a particular currency. A currency forward contract is an agreement to purchase or sell a specified currency at a specified future date (or within a specified time period) and at a price set (or determined pursuant to parameters provided) at the time of the contract. Currency forward contracts are usually entered into with banks, foreign exchange dealers or broker-dealers, are not exchange- traded, and are usually for less than one year, but may be renewed.

                       The Fund may purchase and sell other derivative investments such as total return and equity swaps, exchange-listed and over-the-counter put and call options on currencies, securities, energy-related commodities, equity, fixed-income and interest rate indices and other financial instruments and purchase and sell financial futures contracts and options thereon. The Fund also may purchase derivative investments that combine features of these instruments.

                       The Fund may seek to use Strategic Transactions as a portfolio management or hedging technique to seek to protect against possible adverse changes in the market value of securities held in or to be purchased for the Fund's portfolio, protect the value of the Fund's portfolio, facilitate the sale of certain securities for investment purposes, manage the effective interest rate and currency exposure of the Fund, or establish positions in the derivatives markets as a temporary substitute for purchasing or selling particular securities. The market value of the Fund's investments in these instruments and transactions that increase or decrease the Fund's exposure to energy sector MLPs, energy sector and energy utility MLP-related entities and other energy sector and energy utility companies, including investments in derivatives, is counted towards the Fund's policy to invest, under normal market conditions, 85% of its Managed Assets in equity and debt securities of MLPs, MLP-related entities and other energy sector and energy utility companies. See "Risks--Derivatives Risk" and "The Fund's Investments--Investment Practices--Strategic
                       Transactions" in this prospectus and "Additional Information About the Fund's Investments and Investment Risks--Strategic Transactions Risk" in the SAI.

TAX MATTERS .........  Fund Status. The Fund is taxed as a regular corporation for federal income tax purposes and as such is obligated to pay federal and applicable state, local and foreign corporate taxes on its taxable income. This differs from most investment companies, which elect to be treated as "regulated investment companies" under the Internal Revenue Code of 1986, as amended (the "Code"), in order to avoid paying entity level income taxes. Under current law, the Fund is not eligible to elect treatment as a regulated investment company due to its investment of a substantial portion of its Managed Assets in MLPs invested in energy assets. As a result, the Fund is obligated to pay taxes on its taxable income as opposed to most other investment companies which are not so obligated. Due to the entity-level income taxes payable by the Fund, common shareholders of the Fund will likely receive lower distributions than if they invested directly in the same MLPs in which the Fund invests. However, as discussed below, the Fund expects that a portion of the distributions it receives from MLPs may be treated as a return of capital. For purposes of computing net asset value, the Fund accrues deferred income taxes for its future tax liability associated with that portion of MLP distributions considered to be a return of capital as well as capital appreciation of its investments. The Fund relies to some extent on information provided by MLPs, which is usually not timely, to estimate deferred tax liability for purposes of financial statement reporting and determining the Fund's net asset value. In addition, the Tax Cuts and Jobs Act has impacted the determination of the Fund's net asset value as discussed below in "Special Risk Considerations--Recent Market and Economic Developments." From time to time the Fund will modify its estimates and/or assumptions regarding its deferred tax liability as new information becomes available. The taxation of Fund distributions is discussed further under "Tax Matters."

                       Fund Assets.

                         o Investments in MLPs. The Fund invests primarily in MLPs and MLP-related entities. For purposes of this prospectus, an MLP is a limited partnership or a limited liability company that is treated as a partnership for federal income tax purposes. If the MLPs were recharacterized as corporations for federal income tax purposes, the MLPs may themselves be subject to tax, reducing the cash flow to the Fund. In some instances, the character of the distributions may change if the MLPs are recharacterized. The benefit the Fund derives from its investment in MLPs is largely dependent on MLPs being treated as partnerships for federal income tax purposes. As a partnership, an MLP generally has no income tax liability on MLP qualified income at the entity level. As a limited partner in the MLPs in which it invests, the Fund is allocated its pro rata share of income, gains, losses, deductions and expenses from the MLPs. A significant portion of MLP income has historically been offset by non-cash tax deductions such as depreciation and depletion. The Fund will incur a current tax liability on its income allocation from an MLP not offset by tax deductions. The Fund's tax basis in its MLP units would be increased by the income allocated from an MLP, and then reduced by all distributions from the MLP (including any distributions in excess of allocated income), which would either increase the Fund's taxable gain or reduce the Fund's loss recognized upon the sale of such MLP units. The MLPs may have losses instead of income, which the Fund may deduct to the extent of its outside basis in the MLPs with the losses. Such allocations of losses will currently reduce the Fund's basis in the MLPs, increasing the Fund's gain or reducing the Fund's loss upon the sale of the MLP units. The percentage of an MLP's distribution which is offset by tax deductions will fluctuate over time for various reasons. A significant slowdown in acquisition or investment activity by MLPs held by the Fund could result in a reduction of accelerated depreciation or other deductions generated by these activities, which may result in increased current tax liability to the Fund. A reduction in the percentage of income offset by tax deductions or an increase in sales of the Fund's MLP holdings that result in capital gains will reduce that portion of the Fund's distribution from an MLP treated as a return of capital and increase that portion treated as income, and may result in lower after-tax distributions to the Fund's common shareholders.

                         o Investments in Other Securities. The Fund may also invest in equity and debt securities of companies that are organized and/or taxed as corporations. Interest and dividend payments received by the Fund with respect to such securities generally are included in the Fund's corporate taxable income in the year in which they are received, although the Fund may qualify for the dividends-received deduction with respect to dividends on certain of the equity securities owned by the Fund.

                         o Limitations on Interest Deductions. After 2017, the Fund may be subject to limitations on the amount of interest deductions that it may take in each year. Deductions for interest would be limited to 30 percent of a business's taxable income (before interest, depreciation, and depletion). The underlying MLP's may also be subject to a similar limitation. The Fund intends to use leverage to make its investments. See "Leverage Program." Because the limitation on interest would be based upon income before depletion, which is sometimes a significant deduction allocated from MLPs, the significance of the limitation is difficult to predict. However, it is possible that the Fund will not be able to deduct all of its interest expense in the year accrued. If this occurs, the excess interest expense could be carried forward to subsequent years, but the Fund's tax in the year the expense is accrued could increase.

                       Shareholder Tax Aspects.

                         o Current Distributions on Shares. Common shareholders of the Fund hold common shares of beneficial interest of a Massachusetts business trust which has elected for federal income tax purposes to be taxed as a corporation. There is a significant difference, for federal income tax purposes, between owning common shares of a taxable entity treated as a corporation for federal income tax purposes (such as the Fund) versus owning partnership interests in the MLPs in which the Fund invests. Common shareholders of the Fund will be subject to potential income tax only if the Fund pays out distributions to common shareholders. Depending on the nature of the distribution made by the Fund, the tax character of such distribution to common shareholders will vary. Distributions made from current and accumulated earnings and profits of the Fund will be taxable to common shareholders as dividend income. Certain qualified dividend income received by individual shareholders would be taxed at long-term capital gains rates, which reach a maximum of 23.8% including a 3.8% tax on net investment income above a certain threshold. Distributions that are in an amount greater than the Fund's current and accumulated earnings and profits will represent a return of capital to the extent of a common shareholder's basis in its common shares, and such distributions would correspondingly reduce the common shareholder's basis in its common shares. A reduction in the common shareholder's basis would potentially increase the common shareholder's gain (or reduce the common shareholder's loss) recognized upon the sale of the common shares. Additionally, excess distributions that exceed a common shareholder's tax basis in its common shares will generally be taxed as gain. The past performance of MLPs indicates that a portion of the Fund's distributions to common shareholders will likely represent a return of capital and, depending on market conditions and tax circumstances, in certain periods, such return of capital may represent a significant portion of the Fund's distributions. However, there can be no guarantee that the Fund's expectation regarding the tax character of its distributions will be realized or that the Fund will make regular distributions. See "Distributions" and "Tax Matters."

                         o Sale of Shares. Common shareholders generally will recognize a gain or loss upon the sale of their common shares. Such gain or loss is equal to the difference between the common shareholder's federal income tax basis in its common shares sold (as adjusted to reflect return of capital) and the sale proceeds received by the common shareholder upon the disposition of common shares. As a general rule, the sale of a capital asset, like common shares, held for more than a year will result in a long-term capital gain or loss. See "Tax Matters."

BENEFITS IN
COMPARISON WITH
DIRECT INVESTMENTS
IN MLPS .............  The Fund provides a method for investing in MLPs,
                       MLP-related entities and other energy sector and energy utility companies. Some of the benefits of investing in the Fund as opposed to directly investing in MLPs include:

                         o The Fund provides, through a single investment vehicle, an investment in a portfolio of a number of MLPs, MLP-related entities and other energy sector and energy utility companies;

                         o Direct investors in MLPs receive a partnership statement (a Form K-1 statement) from each MLP they own and may be required to file income tax returns in each state in which the MLPs operate. Common shareholders will receive a single Form 1099 and will only be required to file income tax returns in states in which they would ordinarily file; and

                         o Income received by tax-exempt investors, including employee benefit plans and IRA accounts, from MLPs is generally treated as unrelated business taxable income ("UBTI"), whereas distributions these investors receive from an entity treated for federal income tax purposes as a corporation (such as the Fund) will generally not be treated as UBTI, unless the stock is debt-financed.

LEVERAGE PROGRAM ....  Pursuant to the provisions of the 1940 Act, the Fund may borrow or issue commercial paper or notes in an amount up to 33-1/3% of its total assets or may issue Preferred Shares in an amount up to 50% of its total assets

                       (including the proceeds from leverage). Under normal market conditions, the Fund expects to use leverage in an aggregate amount of approximately 25% to 30% of the Fund's Managed Assets. The Fund is currently engaged in, and expects to continue to engage in, the use of leverage to make additional investments to seek to enhance the level of its current distributions to common shareholders. The Fund has a committed facility agreement with The Bank of Nova Scotia that has a maximum commitment amount of $270,000,000 (the "Nova Scotia Facility"). The Fund's common shares are junior in liquidation and distribution rights to amounts owed pursuant to the Nova Scotia Facility. As of October 31, 2017, the principal amount of borrowings under the Nova Scotia Facility was $235,500,000, representing approximately 25.94% of the Fund's Managed Assets. As of October 31, 2017, the Fund had $34,500,000 in unutilized funds available for borrowing under the Nova Scotia Facility. To date, the Fund has not issued any Preferred Shares.

                       The issuance of common shares offered by this prospectus will enable the Fund to increase the aggregate amount of its leverage. The Fund may make further use of leverage through additional borrowings and/or the issuance of Preferred Shares to the extent permitted by the 1940 Act. However, there is no assurance that the Fund will increase the amount of its leverage or utilize leverage in addition to the Nova Scotia Facility or that, if additional leverage is utilized, it will be successful in enhancing the level of the Fund's current distributions. It is possible that the Fund will be unable to obtain additional leverage. If the Fund is unable to increase its leverage after the issuance of the common shares pursuant to this prospectus, there could be an adverse impact on the return to common shareholders. In addition, to the extent additional leverage is utilized, the Fund may consequently be subject to certain financial covenants and restrictions that are not currently imposed on the Fund. The Fund's common shares are likely to be junior in liquidation and distribution rights to amounts owed pursuant to any additional leverage instruments that may be utilized by the Fund in the future. See "Leverage Program."

                       Certain types of borrowings may result in the Fund being subject to covenants in credit agreements relating to asset coverage and portfolio composition requirements. Leverage creates a greater risk of loss, as well as potential for more gain, for the common shares than if leverage is not used. The Fund's leveraging strategy may not be successful. See "Risks--Leverage Risk."

                       The use of leverage will leverage your investment in the common shares. The costs associated with the Fund's use of leverage are borne immediately by common shareholders through a reduction of the net asset value ("NAV") of the common shares. Costs associated with any borrowings would likely include legal fees, audit fees, structuring fees, commitment fees, and a usage (borrowing) fee.

                       Preferred Shares, if issued, may pay fixed or floating rate dividends based on short-term rates. Borrowings may be at a fixed or floating rate and generally will be based upon short-term rates.

                       So long as the rate of return, net of applicable Fund expenses, on the Fund's portfolio investments purchased with leverage exceeds the then current interest rate or dividend rate on the leverage, the Fund will generate more return or income than will be needed to pay such dividends or interest payments. In this event, the excess will be available to pay higher dividends to common shareholders. When leverage is employed, the NAV and market prices of the common shares and the yield to common shareholders will be more volatile.

                       During periods when the Fund is using leverage, the fees paid to the Advisor and the Sub-Advisor will be higher than if the Fund did not use leverage because the fees paid will be calculated on the basis of the Fund's Managed Assets, which includes the assets obtained through leverage. The Advisor and the Sub-Advisor will make decisions on whether and how much leverage the Fund will employ based on whether it is in the best interests of the Fund. The Advisor and the Sub-Advisor will seek approval for and periodically review the use of leverage with the Board of Trustees.

                       There is no assurance that a leverage strategy will continue to be utilized by the Fund or that, when utilized, it will be successful. See "Risks--Leverage Risk."

CUSTODIAN,
ADMINISTRATOR,
FUND ACCOUNTANT
AND TRANSFER AGENT...  The Fund has retained The Bank of New York Mellon as custodian, administrator and fund accountant and BNY Mellon Investment Servicing (US) Inc. as transfer agent for the Fund. The Advisor and the Board of Trustees are responsible for overseeing the activities of the custodian, administrator, fund accountant and transfer agent. See "Custodian, Administrator, Fund Accountant and Transfer Agent."

LISTING .............  The Fund's currently outstanding common shares are, and the Common Shares offered in this prospectus and any applicable prospectus supplement will be, subject to notice of issuance, listed on the New York Stock Exchange ("NYSE") under the trading or "ticker" symbol "FEI." The NAV of the Fund's common shares at the close of business on February 15, 2018 was $14.10 per common share, and the last sale price of the common shares on the NYSE on such date was $14.69.

CLOSED-END
STRUCTURE ...........  Closed-end funds differ from open-end management investment companies (commonly referred to as mutual funds) in that closed-end funds generally list their shares for trading on a securities exchange and do not redeem their shares at the option of the shareholder. By comparison, mutual funds issue securities redeemable at NAV at the option of the shareholder and typically engage in a continuous offering of their shares. Mutual funds are subject to continuous asset in-flows and out-flows that can complicate portfolio management, whereas closed-end funds generally can stay more fully invested in securities consistent with the closed-end fund's investment objective(s) and policies. In addition, in comparison to open-end funds, closed-end funds have greater flexibility in their ability to make certain types of investments, including investments in illiquid securities.

                       Shares of closed-end investment companies listed for trading on a securities exchange frequently trade at a discount from NAV, but in some cases trade at a premium. The market price may be affected by NAV, dividend or distribution levels (which are dependent, in part, on expenses), supply of and demand for the shares, stability of dividends or distributions, trading volume of the shares, general market and economic conditions and other factors beyond the control of the closed-end fund. The foregoing factors may result in the market price of the common shares of the Fund being greater than, less than or equal to, NAV.

                       The Board of Trustees has reviewed the structure of the Fund in light of its investment objective and policies and has determined that the closed-end structure is appropriate. As described in this prospectus, however, the Board of Trustees may review periodically the trading range and activity of the common shares with respect to their NAV and may take certain actions to seek to reduce or eliminate any such discount. Such actions may include open-market repurchases or tender offers for the common shares at or near NAV or the possible conversion of the Fund to an open-end investment company. There can be no assurance that the Board of Trustees will decide to undertake any of these actions or that, if undertaken, such actions would result in the common shares trading at a price equal to or close to NAV per common share. Investors should assume that it is highly unlikely that the Board of Trustees would vote to convert the Fund to an open-end investment company. See "Structure of the Fund; Common Share Repurchases and Change in Fund Structure."

SPECIAL RISK
CONSIDERATIONS ......  Risk is inherent in all investing. The following discussion summarizes the principal risks that you should consider before deciding whether to invest in the Fund. For additional information about the risks associated with investing in the Fund, see "Risks."

                       Investment and Market Risk. An investment in the common shares is subject to investment risk, including the possible loss of the entire amount that you invest. Your investment in common shares represents an indirect investment in the securities owned by the Fund, a significant portion of which will be traded on a national securities exchange or in the over-the-counter markets. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. The value of the securities in which the Fund invests will affect the value of the common shares. Your common shares at any point in time may be worth less than your original investment, even after taking into account the reinvestment of Fund dividends and distributions. The Fund has been designed primarily as a long-term investment vehicle and is not intended to be used as a short-term trading vehicle.

                       Market Discount from Net Asset Value. Although the Common Shares offered under this prospectus will be offered at a public offering price equal to or in excess of the NAV per share of the Fund's common shares at the time such Common Shares are initially sold, shares of closed-end investment companies frequently trade at a discount from their NAV. This characteristic is a risk separate and distinct from the risk that the Fund's NAV per common share could decrease as a result of its investment activities and may be greater for investors expecting to sell their Common Shares in a relatively short period following completion of an offering under this prospectus and the applicable prospectus supplement. The NAV of the Common Shares offered under this prospectus may be reduced immediately following an offering as a result of the payment of certain offering costs. Although the value of the Fund's net assets is generally considered by market participants in determining whether to purchase or sell common shares, whether investors will realize gains or losses upon the sale of the common shares will depend entirely upon whether the market price of the common shares at the time of sale is above or below the investor's purchase price for the common shares. Because the market price of the common shares is affected by factors such as NAV, dividend and distribution levels and their stability (which are in turn affected by levels of dividend and interest payments by the Fund's portfolio holdings, the timing and success of the Fund's investment strategies, regulations affecting the timing and character of the Fund's distributions, the Fund's expenses and other factors), supply of and demand for the common shares, trading volume of the common shares, general market, interest rate and economic conditions, and other factors beyond the control of the Fund, the Fund cannot predict whether the Common Shares offered under this prospectus will trade at, below or above NAV or at, below or above the public offering price thereof.

                       Market Impact Risk. The sale of the Common Shares (or the perception that such sales may occur) may have an adverse effect on prices in the secondary market for the Fund's common shares through increasing the number of shares available, which may put downward pressure on the market price for the Fund's common shares. These sales also might make it more difficult for the Fund to sell additional equity securities in the future at a time and price the Fund deems appropriate.

                       Management Risk and Reliance on Key Personnel. The Fund is subject to management risk because it is an actively managed portfolio. The Advisor and Sub-Advisor apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these will produce the desired results.

                       In addition, the implementation of the Fund's investment strategy depends upon the continued contributions of certain key employees of the Advisor and Sub-Advisor, some of whom have unique talents and experience and would be difficult to replace. The loss or interruption of the services of a key member of the portfolio management team could have a negative impact on the Fund during the transitional period that would be required for a successor to assume the responsibilities of the position.

                       Potential Conflicts of Interest Risk. First Trust Advisors, Energy Income Partners and the portfolio managers have interests which may conflict with the interests of the Fund. In particular, First Trust Advisors and Energy Income Partners currently manage and may in the future manage and/or advise other investment funds or accounts with the same or substantially similar investment objective and strategies as the Fund. As a result, First Trust Advisors, Energy Income Partners and the Fund's portfolio managers must allocate their time and investment ideas across multiple funds and accounts. First Trust Advisors, Energy Income Partners and the Fund's portfolio managers may identify a limited investment opportunity that may be suitable for multiple funds and accounts, and the opportunity may be allocated among these several funds and accounts, which may limit the Fund's ability to take full advantage of the investment opportunity. Additionally, transaction orders may be aggregated for multiple accounts for purposes of execution, which may cause the price or brokerage costs to be less favorable to the Fund than if similar transactions were not being executed concurrently for other accounts. At times, a portfolio manager may determine that an investment opportunity may be appropriate for only some of the funds and accounts for which he or she exercises investment responsibility, or may decide that certain of the funds and accounts should take differing positions with respect to a particular security. In these cases, the portfolio manager may place separate transactions for one or more funds or accounts which may affect the market price of the security or the execution of the transaction, or both, to the detriment or benefit of one or more other funds and accounts. For example, a portfolio manager may determine that it would be in the interest of another account to sell a security that the Fund holds, potentially resulting in a decrease in the market value of the security held by the Fund.

                       The portfolio managers may also engage in cross trades between funds and accounts, may select brokers or dealers to execute securities transactions based in part on brokerage and research services provided to First Trust Advisors or Energy Income Partners which may not benefit all funds and accounts equally and may receive different amounts of financial or other benefits for managing different funds and accounts. Finally, First Trust Advisors or its affiliates may provide more services to some types of funds and accounts than others.

                       There is no guarantee that the policies and procedures adopted by First Trust Advisors, Energy Income Partners and the Fund will be able to identify or mitigate the conflicts of interest that arise between the Fund and any other investment funds or accounts that First Trust Advisors and/or Energy Income Partners may manage or advise from time to time. For further information on potential conflicts of interest and the terms of each of the investment management agreement between First Trust Advisors and the Fund (the "Investment Management Agreement") and the sub-advisory agreement among First Trust Advisors, Energy Income Partners and the Fund (the "Sub-Advisory Agreement"), see "Investment Advisor" and "Sub-Advisor" in the SAI.

                       In addition, while the Fund is using leverage, the amount of the fees paid to the Advisor (and by the Advisor to the Sub-Advisor) for investment advisory and management services are higher than if the Fund did not use leverage because the fees paid are calculated based on Managed Assets, which include assets purchased with leverage. Therefore, the Advisor and the Sub-Advisor have a financial incentive to leverage the Fund, which creates a conflict of interest between the Advisor and the Sub-Advisor on the one hand and the common shareholders of the Fund on the other.

                       MLP Risks. An investment in MLP units involves risks which differ from an investment in common stock of a corporation. Holders of MLP units have limited control and voting rights on matters affecting the partnership. The Fund is not responsible for operating MLPs and similar entities and cannot control or monitor their compliance with applicable tax, securities and other laws and regulations necessary for the profitability of such investments. Holders of MLP units could potentially become subject to liability for all of the obligations of an MLP, if a court determines that the rights of the unitholders to take certain action under the limited partnership agreement would constitute "control" of the business of that MLP, or if a court or governmental agency determines that the MLP is conducting business in a state without complying with the limited partnership statute of that state.

                       Furthermore, the structures and terms of the MLPs and other entities described in this prospectus may not be indicative of the structure and terms of every entity in which the Fund invests. Although the energy sector has grown significantly in past years, such market trends may not exist from time to time due to economic conditions, which are not predictable, or other factors. In addition, certain conflicts of interest exist between common unit holders and the general partner, including those arising from incentive distribution payments. Conflicts of interest may arise from incentive distribution payments paid to the general partner, or referral of business opportunities by the general partner or one of its affiliates to an entity other than the MLP. Holders of general partner or managing member interests typically receive incentive distribution rights, which provide them with an increasing share of the entity's aggregate cash distributions upon the payment of per common unit quarterly distributions that exceed specified threshold levels above an established minimum amount ("minimum quarterly distribution" or "MQD"). The ability of the limited partners or members to remove the general partner or managing member without cause is typically very limited. In addition, some MLPs permit the holder of incentive distribution rights to reset, under specified circumstances, the incentive distribution levels and receive compensation in exchange for the distribution rights given up in the reset.

                       The MLPs in which the Fund invests are primarily in the energy sector. See "--Investment Concentration Risk."

                       The federal income tax rules relating to the auditing of partnerships and partners have recently changed. The Fund may have little input in any audit asserted against an MLP and may be contractually or legally obligated to make payments in regard to deficiencies asserted without the ability to put forward an independent defense.

                       Investment Concentration Risk. The Fund's investments are concentrated in the group of industries that are part of the energy sector, with a particular focus on MLPs, MLP-related entities and other companies in the energy sector and energy utility industries. See "--Recent Market and Economic Developments" for a discussion of recent developments impacting MLPs. The Fund's concentration in the group of industries that are part of the energy sector may present more risk than if the Fund were broadly diversified over multiple sectors of the economy. A downturn in one or more industries within the energy sector, material declines in energy-related commodity prices (such as the decline in commodity prices experienced in recent years), adverse political, legislative or regulatory developments or other events could have a larger impact on the Fund than on an investment company that does not concentrate in the group of industries that are part of the energy sector. The performance of companies in the group of industries that are part of the energy sector may lag the performance of other sectors or the broader market as a whole; in particular, during a downturn like what has been experienced in recent years in the energy sector. Although the Fund invests in MLPs, MLP-related entities and other energy sector and energy utility companies that are weighted towards non-cyclical, fee-for-service revenues, these companies may nonetheless have segments of their respective businesses that are exposed to cyclical assets and, therefore, risks associated with such cyclical assets are also discussed below in addition to those risks associated with non-cyclical, fee-for-service revenues. Certain risks inherent in investing in the business of the types of securities that the Fund may invest include the following:

                         o Commodity Pricing Risk. The operations and financial performance of MLPs, MLP-related entities and other energy sector and energy utility companies may be directly affected by energy commodity prices, especially those MLPs, MLP-related entities and other energy sector and energy utility companies that own the underlying energy commodity or receive payments for services that are based on commodity prices. Such impact may be a result of changes in the price for such commodity or a result of changes in the price of one energy commodity relative to the price of another energy commodity (for example, the price of natural gas relative to the price of NGLs). Commodity prices fluctuate for several reasons, including changes in market and economic conditions, the impact of weather on demand, levels of domestic and international production, policies implemented by Organization of Petroleum Exporting Countries, energy conservation, domestic and foreign governmental regulation and taxation and the availability of local, intrastate and interstate transportation systems. Volatility of commodity prices, which may lead to a reduction in production or supply, may also negatively impact the performance of MLPs, MLP-related entities and other energy sector and energy utility companies which are solely involved in the transportation, processing, storage, distribution or marketing of commodities. Volatility of commodity prices may also make it more difficult for MLPs, MLP-related entities and other energy sector and energy utility companies to raise capital to the extent the market perceives that their performance may be directly or indirectly tied to commodity prices and there is uncertainty regarding these companies' ability to maintain or grow cash distributions to their equity holders.

                         o Supply and Demand Risk. As noted above, a decrease in the production of natural gas, NGLs, crude oil, coal or other energy commodities or a decrease in the volume of such commodities available for transportation, processing, storage or distribution may adversely impact the operations and financial performance of MLPs, MLP-related entities and other energy sector and energy utility companies. Production declines and volume decreases could be caused by various factors, including catastrophic events affecting production, depletion of resources, labor difficulties, environmental proceedings, increased regulations, equipment failures and unexpected maintenance problems, import supply disruption, increased competition from alternative energy sources, depressed commodity prices or access to capital for companies engaged in exploration and production. Alternatively, a sustained decline in demand for such commodities could also impact the financial performance of MLPs, MLP-related entities and other energy sector and energy utility companies. Factors which could lead to a decline in demand include economic recession or other adverse economic conditions, higher fuel taxes or governmental regulations, increases in fuel economy, consumer shifts to the use of alternative fuel sources, an increase in commodity prices, or weather.

                         o Lack of Diversification of Customers and Suppliers. Certain MLPs, MLP-related entities and other energy sector and energy utility companies depend upon a limited number of customers for substantially all of their revenue. Similarly, certain MLPs, MLP-related entities and other energy sector and energy utility companies depend upon a limited number of suppliers of goods or services to continue their operations. Energy industry downturns resulting from lower commodity prices may put pressure on a number of these customers and suppliers. The loss of any such customers or suppliers, including through bankruptcy, could materially adversely affect such MLPs', MLP-related entities' and other energy sector and energy utility companies' results of operations and cash flow, and their ability to make distributions to unit holders, such as the Fund, would therefore be materially adversely affected.

                         o Depletion and Exploration Risk. MLPs, MLP-related entities and other energy sector and energy utility companies also engaged in the production (exploration, development, management or production) of natural gas, NGLs (including propane), crude oil, refined petroleum products or coal are subject to the risk that their commodity reserves naturally deplete over time. Reserves are generally increased through expansion of their existing business, through exploration of new sources or development of existing sources, through acquisitions or by securing long-term contracts to acquire additional reserves, each of which entails risk. The financial performance of these issuers may be adversely affected if they are unable to acquire, cost-effectively, additional reserves at a rate at least equal to the rate of natural decline. A failure to maintain or increase reserves could reduce the amount and change the characterization of cash distributions paid by these MLPs, MLP-related entities and other energy sector and energy utility companies.

                         o Regulatory Risk. The energy sector and energy utility industries are highly regulated. MLPs, MLP-related entities and other energy sector and energy utility companies are subject to significant regulation of nearly every aspect of their operations by federal, state and local governmental agencies. Such regulation can change rapidly or over time in both scope and intensity. For example, a particular by-product or process may be declared hazardous (sometimes retroactively) by a regulatory agency which could unexpectedly increase production costs. Various governmental authorities have the power to enforce compliance with these regulations and the permits issued under them, and violators are subject to administrative, civil and criminal penalties, including civil fines, injunctions or both. Stricter laws, regulations or enforcement policies could be enacted in the future which would likely increase compliance costs and may adversely affect the financial performance of MLPs, MLP-related entities and other energy sector and energy utility companies.

                         o Interest Rate Risk. Rising interest rates could adversely impact the financial performance of MLPs, MLP-related entities and other energy sector and energy utility companies. Rising interest rates may increase an MLP's, MLP-related entity's or other energy sector or energy utility company's cost of capital, which would increase operating costs and may reduce an MLP's, MLP-related entity's or other energy sector or energy utility company's ability to execute acquisitions or expansion projects in a cost-effective manner. Rising interest rates may also impact the price of MLP units, MLP-related entity securities and energy sector and energy utility company shares as the yields on alternative investments increase.

                         o Acquisition or Reinvestment Risk. The ability of MLPs, MLP-related entities and other energy sector and energy utility companies to grow and to increase distributions to their equity holders can be dependent in part on their ability to make acquisitions or find organic projects that result in an increase in adjusted operating cash flow. In the event that MLPs, MLP-related entities and other energy sector and energy utility companies are unable to make such accretive acquisitions/projects either because they are unable to identify attractive acquisition/project candidates or negotiate acceptable purchase contracts or because they are unable to raise financing on economically acceptable terms or because they are outbid by competitors, their future growth and ability to raise distributions may be hindered. Furthermore, even if MLPs, MLP-related entities and other energy sector and energy utility companies do consummate acquisitions/projects that they believe will be accretive, the acquisitions/projects may in fact turn out to result in a decrease in adjusted operating cash flow. Any acquisition/project involves risks, including among other things: mistaken assumptions about revenues and costs, including synergies; the assumption of unknown liabilities; limitations on rights to indemnity from the seller; the diversion of management's attention from other business concerns; unforeseen difficulties operating in new product areas or new geographic areas; and customer or key employee losses at the acquired businesses.

                         o Affiliated Party Risk. Certain MLPs, MLP-related entities and other energy sector and energy utility companies may be dependent on their parents or sponsors for a majority of their revenues. Any failure by the parents or sponsors of such entities to satisfy their payments or obligations would impact the MLP's, MLP-related entity's or energy sector or energy utility company's revenues and cash flows and ability to make distributions.

                         o Weather Risk. Weather plays a role in the seasonality of some MLPs', MLP-related entities' and other energy sector and energy utility companies' cash flows. MLPs, MLP-related entities and other energy sector and energy utility companies in the propane industry, for example, rely on the winter season to generate a significant portion of their earnings. In an unusually warm winter season, propane MLPs, MLP-related entities and other energy sector and energy utility companies may experience decreased demand for their product.

                         o  Catastrophe Risk. The operations of MLPs,
                            MLP-related entities and other energy sector and energy utility companies are subject to many hazards inherent in transporting, processing, storing, distributing or marketing natural gas, NGLs, crude oil, refined petroleum products or other hydrocarbons, or in exploring, managing or producing such commodities or products, including: damage to pipelines, storage tanks or related equipment and surrounding properties caused by hurricanes, tornadoes, floods, fires and other natural disasters and acts of terrorism; inadvertent damage from construction and farm equipment; leaks of natural gas, NGLs, crude oil, refined petroleum products or other hydrocarbons; and explosions. These risks could result in substantial losses due to personal injury and/or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage and may result in the curtailment or suspension of their related operations. Not all MLPs, MLP-related entities and other energy sector and energy utility companies are fully insured against all risks inherent to their businesses. If a significant accident or event occurs that is not fully insured, it could adversely affect their operations and financial condition.

                         o Terrorism/Market Disruption Risk. MLPs, MLP-related entities and other energy sector and energy utility companies are subject to disruption as a result of terrorist activities, war, and other geopolitical events, including upheaval in the Middle East or other energy producing regions. The U.S. government has issued warnings that energy assets, specifically those related to pipeline and other energy infrastructure, production facilities and transmission and distribution facilities, may be targeted in future terrorist attacks. Internal unrest, acts of violence or strained relations between a government and energy companies or other governments may affect the operations and profitability of MLPs, MLP-related entities and other energy sector and energy utility companies, particularly marine transportation companies. Political instability in other parts of the world may also cause volatility and disruptions in the market for the securities of MLPs, MLP-related entities and other energy sector and energy utility companies, even those that operate solely in North America.

                         o Technology Risk. Some MLPs, MLP-related entities and other energy sector and energy utility companies are focused on developing new technologies and are strongly influenced by technological changes. Technology development efforts by MLPs, MLP-related entities and other energy sector and energy utility companies may not result in viable methods or products. MLPs, MLP-related entities and other energy sector and energy utility companies may bear high research and development costs, which can limit their ability to maintain operations during periods of organizational growth or instability. Some MLPs, MLP-related entities and other energy sector and energy utility companies may be in the early stages of operations and may have limited operating histories and smaller market capitalizations on average than companies in other sectors. As a result of these and other factors, the value of investments in MLPs, MLP-related entities and other energy sector and energy utility companies may be considerably more volatile than that in more established segments of the economy.

                         o Industry Specific Risk. MLPs, MLP-related entities and other energy sector and energy utility companies are also subject to risks that are specific to the industry they serve.

                            o MLPs, MLP-related entities and other energy sector and energy utility companies that provide crude oil, refined product and natural gas services are subject to supply and demand fluctuations in the markets they serve which will be impacted by a wide range of factors including fluctuating commodity prices, weather, increased conservation or use of alternative fuel sources, increased governmental or environmental regulation, depletion, rising interest rates, declines in domestic or foreign production, accidents or catastrophic events, and economic conditions, among others.

                            o MLPs, MLP-related entities and other energy sector and energy utility companies that operate assets are also subject to the credit risk of their customers. For example, during 2015 and 2016, many MLPs, MLP-related entities and other energy sector and energy utility companies that explore for and produce oil, natural gas and NGLs filed for bankruptcy. During the bankruptcy process, the debtor entity may be able to reject a contract that it has with an MLP, MLP-related entity or other energy sector or energy utility company that provides services for the debtor, which services could include gathering, processing, transporting, fractionating or storing the debtor entity's production. If a contract is successfully rejected during bankruptcy, the affected MLP, MLP-related entity or other energy sector or energy utility company will have an unsecured claim for damages but will likely only recover a portion of its claim for damages and may not recover anything at all. Furthermore, if the terms of the contract are not economic for the MLP, MLP-related entity or other energy sector or energy utility company, there may be an incentive for the MLP or other company to renegotiate the contract to increase the utilization of its assets (whether or not the MLP, MLP-related entity or other energy sector or energy utility company has filed for bankruptcy).

                               In either case, an MLP or other company that operates assets for an MLP, MLP-related entity or other energy sector or energy utility company that is in financial distress could experience a material adverse impact to its financial performance and results of operations.

                            o Propane companies are subject to earnings variability based upon weather conditions in the markets they serve, fluctuating commodity prices, increased use of alternative fuels, increased governmental or environmental regulation, and accidents or catastrophic events, among others.

                            o MLPs, MLP-related entities and other energy sector and energy utility companies with coal assets are subject to supply and demand fluctuations in the markets they serve which will be impacted by a wide range of factors including, fluctuating commodity prices, the level of their customers' coal stockpiles, weather, increased conservation or use of alternative fuel sources, increased governmental or environmental regulation, depletion, rising interest rates, transportation issues, declines in domestic or foreign production, mining accidents or catastrophic events, health claims and economic conditions, among others.

                            o MLPs, MLP-related entities and other energy sector and energy utility companies that own interstate pipelines are subject to regulation by the Federal Energy Regulatory Commission ("FERC") with respect to the tariff rates they may charge for transportation services. An adverse determination by FERC with respect to the tariff rates of such a company could have a material adverse effect on its business, financial condition, results of operations and cash flows and its ability to pay cash distributions or dividends. In addition, FERC has a tax allowance policy, which permits such companies to include in their cost of service an income tax allowance to the extent that their owners have an actual or potential tax liability on the income generated by them. If FERC's income tax allowance policy were to change in the future to disallow a material portion of the income tax allowance taken by such interstate pipeline companies, it would adversely impact the maximum tariff rates that such companies are permitted to charge for their transportation services, which in turn could adversely affect such companies' financial condition and ability to pay distributions to shareholders.

                            o Marine shipping (or "tanker") companies are exposed to many of the same risks as other MLPs, MLP-related entities and other energy sector and energy utility companies. In addition, the highly cyclical nature of the industry may lead to volatile changes in charter rates and vessel values, which may adversely affect a tanker company's earnings. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. Historically, the tanker markets have been volatile because many conditions and factors can affect the supply and demand for tanker capacity. Changes in demand for transportation of oil over longer distances and supply of tankers to carry that oil may materially affect revenues, profitability and cash flows of tanker companies. The successful operation of vessels in the charter market depends upon, among other things, obtaining profitable spot charters and minimizing time spent waiting for charters and traveling unladen to pick up cargo. The value of tanker vessels may fluctuate and could adversely affect the value of tanker company securities. Declining tanker values could affect the ability of tanker companies to raise cash by limiting their ability to refinance their vessels, thereby adversely impacting tanker company liquidity. Tanker company vessels are at risk of damage or loss because of events such as mechanical failure, collision, human error, war, terrorism, piracy, cargo loss and bad weather. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes, boycotts and government requisitioning of vessels. These sorts of events could interfere with shipping lanes and result in market disruptions and a significant loss of tanker company earnings.

                            o A variety of factors may adversely affect the business or operations of companies in the energy utility industries, including: high interest costs in connection with capital construction and improvement programs; governmental regulation of rates charged to customers (including the potential that costs incurred by the utility change more rapidly than the rate the utility is permitted to charge its customers); costs associated with compliance with and changes in environmental and other regulations; effects of economic slowdowns and surplus capacity; increased competition from other providers of utilities services; inexperience with and potential losses resulting from a developing deregulatory environment; costs associated with reduced availability of certain types of fuel; the effects of energy conservation policies; effects of a national energy policy; technological innovations; potential impact of terrorist activities; the impact of natural or man-made disasters; regulation by various governmental authorities, including the imposition of special tariffs; and changes in tax laws, regulatory policies and accounting standards.

                            o Changes in laws or government regulations regarding hydraulic fracturing could increase a company's costs of doing business, limit the areas in which it can operate and reduce oil and natural gas production by the company.

                       Energy Utility Company Risk. A variety of factors may adversely affect the business or operations of companies in the energy utility industry, including: high interest costs in connection with capital construction and improvement programs; difficulty in raising capital in adequate amounts on reasonable terms in periods of high inflation and unsettled capital markets; governmental regulation of rates charged to customers (including the potential that costs incurred by the utility change more rapidly than the rate the utility is permitted to charge its customers); costs associated with compliance with and changes in environmental and other regulations; effects of economic slowdowns and surplus capacity; increased competition from other providers of utilities services; inexperience with and potential losses resulting from a developing deregulatory environment; costs associated with reduced availability of certain types of fuel, occasionally reduced availability and high costs of natural gas for resale and the effects of energy conservation policies; the effects of a national energy policy and lengthy delays and greatly increased costs and other problems associated with the design, construction, licensing, regulation and operation of nuclear facilities for electric generation, including, among other considerations, the problems associated with the use of radioactive minerals and the disposal of radioactive wastes; technological innovations that may render existing plants, equipment or products obsolete; potential impact of terrorist activities; the impact of natural or man-made disasters; regulation by various governmental authorities, including the imposition of special tariffs; and changes in tax laws, regulatory policies and accounting standards. See "Risks--Energy Utility Companies Risk."

                       Cash Flow Risk. A substantial portion of the cash distributions received by the Fund is derived from its investment in equity securities of MLPs, MLP-related entities and other energy sector and energy utility companies. The amount of cash that an MLP, MLP-related entity or other energy sector or energy utility company has available for distributions to its equity holders depends upon the amount of cash flow generated from the MLP's, MLP-related entity's or other energy sector or energy utility company's operations. Cash flow from operations will vary from quarter to quarter and is largely dependent on factors affecting the MLP's, MLP-related entity's or other energy sector or energy utility company's operations and factors affecting the energy industry in general. Large declines in commodity prices (such as those experienced in 2014-2015) can result in material declines in cash flow from operations. In addition to the risk factors described herein, other factors which may reduce the amount of cash an MLP, MLP-related entity and other energy sector and energy utility company has available to pay its debt and equity holders include increased operating costs, maintenance capital expenditures, acquisition costs, expansion or construction costs and borrowing costs (including increased borrowing costs as a result of additional collateral requirements as a result of ratings downgrades by credit agencies). Further, covenants in debt instruments issued by MLPs, MLP-related entities and other energy sector and energy utility companies in which the Fund invests may restrict distributions to equity holders or, in certain circumstances, may not allow distributions to be made to equity holders. To the extent the Fund invests in MLPs, MLP-related entities and other energy sector and energy utility companies that reduce their distributions to equity holders, this will result in reduced levels of net distributable income and can cause the Fund to reduce its distributions.

                       MLP and Deferred Tax Risk. Much of the benefit the Fund derives from its investments in equity securities of MLPs is a result of MLPs generally being treated as partnerships for United States federal income tax purposes. Partnerships do not pay United States federal income tax at the partnership level. Rather, each partner of a partnership, in computing its United States federal income tax liability, will include its allocable share of the partnership's income, gains, losses, deductions and expenses. A change in current tax law, a change in the business of a given MLP, or a change in the types of income earned by a given MLP could result in an MLP being treated as a corporation for United States federal income tax purposes, which would result in such MLP being required to pay United States federal income tax on its taxable income. Recent changes in regulations may cause some MLPs to be reclassified as corporations. The classification of an MLP as a corporation for United States federal income tax purposes would have the effect of reducing the amount of cash available for distribution by the MLP and causing any such distributions received by the Fund to be taxed as dividend income to the extent of the MLP's current or accumulated earnings and profits. Thus, if any of the MLPs owned by the Fund were treated as a corporation for United States federal income tax purposes, the value and after-tax return to the Fund with respect to its investment in such MLPs would be materially reduced, which could cause a substantial decline in the value of the common shares.

                       Separately, a recent change in law has shifted the primary obligation for taxes attributable to partnership adjustments to the partnership. The MLPs may make certain elections to push that liability out to the partners, but the application of the new law is subject to substantial uncertainties.

                       As a limited partner in the MLPs in which it may invest, the Fund is allocated its pro rata share of income, gains, losses, deductions and expenses from the MLPs. A significant portion of MLP income has historically been offset by non-cash tax deductions such as depreciation and depletion. The Fund will incur a current tax liability on its income allocation from an MLP not offset by tax deductions. The Fund's tax basis in its MLP units would be increased by the income allocated from an MLP, and then reduced by all distributions from the MLP (including any distributions in excess of allocated income), which would either increase the Fund's taxable gain or reduce the Fund's loss recognized upon the sale of such MLP units. The percentage of an MLP's distribution which is offset by tax deductions will fluctuate over time for various reasons. A significant slowdown in acquisition or investment activity by MLPs held by the Fund could result in a reduction of accelerated depreciation or other deductions generated by these activities, which may result in an increased current tax liability to the Fund.

                       A reduction in the percentage of the income offset by tax deductions or an increase in sales of the Fund's MLP holdings that result in capital gains will reduce that portion of the Fund's distribution from an MLP treated as a return of capital and increase that portion treated as income, and may result in lower after-tax distributions to the Fund's common shareholders.

                       The Fund will accrue deferred income taxes for its future tax liability associated with the difference between the Fund's tax basis in an MLP security and the fair market value of the MLP security. Upon the Fund's sale of an MLP security, the Fund may be liable for previously deferred taxes. The Fund will rely to some extent on information provided by MLPs, which may not necessarily be timely, to estimate its deferred tax liability for purposes of financial statement reporting and determining its NAV. From time to time, the Fund will modify its estimates or assumptions regarding its deferred tax liability as new information becomes available.

                       Recent Market and Economic Developments. Prices of oil and other energy commodities have declined significantly and experienced significant volatility during recent years. Such volatility has adversely impacted (and may continue to impact) many of the MLPs, MLP-related entities and other energy companies in which the Fund has invested or may invest. For example, many MLPs, MLP-related entities and other energy companies have in recent years experienced eroding growth prospects, reduced distribution levels or, in some cases, bankruptcy. These conditions have impacted, and may continue to impact, the NAV of the Fund and its ability to pay distributions to shareholders at current or historic levels.

                       During periods of market volatility, MLPs, MLP-related entities and other energy companies may be unable to obtain new debt or equity financing on acceptable terms or at all when market conditions are most volatile, and downgrades of the debt of MLPs, MLP-related entities and other energy companies by rating agencies during times of distress could exacerbate this challenge. In addition, downgrades of the debt of MLPs, MLP-related entities and other energy companies by ratings agencies may increase the cost of borrowing under the terms of an MLP's, MLP-related entity's and other energy company's credit facility, and a downgrade from investment grade to below investment may cause an MLP, MLP-related entity and other energy company to be required to post collateral (or additional collateral) by its contractual counterparties, which could reduce the amount of liquidity available to such MLP, MLP-related entity and other energy company and increase its need for additional funding sources. If funding is not available when needed, or is available only on unfavorable terms, MLPs, MLP-related entities and other energy companies may have to reduce their distributions to manage their funding needs and may not be able to meet their obligations, which may include multi-year capital expenditure commitments, as they come due. Moreover, without adequate funding, many MLPs, MLP-related entities and other energy companies will be unable to execute their growth strategies, complete future acquisitions, take advantage of other business opportunities or respond to competitive pressures, any of which could have a material adverse effect on their revenues and results of operations.

                       The number of energy-related MLPs has declined since 2014 for a number of reasons as discussed below. Many of the assets held by MLPs were originally constructed decades ago by pipeline and power utilities. When the United States deregulated much of the energy industry, these utilities became cyclical commodity companies with significant levels of debt and the resulting financial stress caused divestment of their pipeline assets to the MLP space that was trading at higher valuations. This trend has reversed since 2014.

                       While MLPs represented a way for the industry to lower its cost of financing between 2004 and 2014, the severe correction in the price of crude oil in 2014 caused a collapse in MLP valuations as about half of the Alerian MLP Index had become exposed to commodity prices between 2004 and 2014. MLP distribution cuts and even some bankruptcies followed. Over the last 2 1/2 years as of the date of this prospectus about 40% of the MLPs in the Alerian MLP Index have cut or eliminated their dividends. Currently, MLPs in the Alerian MLP Index trade at valuations that are about 40% lower than 2014, while the valuation multiples of non-MLP energy infrastructure companies like utilities have risen. MLPs are now a higher-cost way of financing these industries; the reverse of the conditions that led to the growth of the asset class in the early part of the last decade. As a result, the industry is witnessing the consolidation or simplification of corporate structures where the MLP sleeve of capital is being eliminated because it no longer reduces a company's cost of equity financing.

                       Even for MLPs that have avoided exposure to commodity prices and have been successful in growing their dividends, the cost of the MLP structure has risen due to growing incentive payments to the general partner. These incentives increase with per share dividend growth at the limited partnership level and are due on newly issued shares, as well as older shares that have experienced the growth. As a result, the more successful the MLP is in growing its dividends, the closer it gets to paying incentives to the parent/general partner that are more onerous than a tax at the corporate level. The lower the corporate tax rate, the sooner this threshold is crossed.

                       In many cases, MLPs are merely a part of the corporate finance structure of a company. MLPs are created when they lower the cost of equity financing and are no longer used when they don't. As a result of the foregoing, the Fund may increase its non-MLP investments consistent with its investment objective and policies.

                       In addition, on December 22, 2017, the Tax Cuts and Jobs Act was signed into law, which, among other things, reduced the top federal income tax rate applicable to the Fund from 35% to 21% and, accordingly, reduced the Fund's accrual rate for deferred federal income taxes. As a result, the Fund's deferred tax liability was significantly reduced which in turn resulted in an increase in the Fund's NAV. As of December 22, 2017, the Fund's NAV was increased by approximately $0.24, or approximately 1.72%. See "Tax Matters" and "Market and Net Asset Value Information."

                       Leverage Program Tax Risk. The Fund intends to use leverage to make its investments. See "Leverage Program." After 2017, the Fund may be subject to limitations on the amount of interest deductions that it may take in each year. The limitation on interest would be based upon income before depletion, which is sometimes a significant deduction allocated from MLPs. It is possible that the Fund will not be able to deduct all of its interest expense in the year accrued. If this occurs, the excess interest expense could be carried forward to subsequent years, but the Fund's tax in the year the expense is accrued could increase.

                       Tax Law Change Risk. Changes in tax laws or regulations, or interpretations thereof in the future, could adversely affect the Fund or the MLPs, MLP-related entities and other energy sector and energy utility companies in which the Fund invests. Any such changes could negatively impact the Fund and its common shareholders.

                       Non-U.S. Securities Risk. Investing in non-U.S. securities involves certain risks not involved in domestic investments, including, but not limited to: fluctuations in currency exchange rates; future foreign economic, financial, political and social developments; different legal systems; the possible imposition of exchange controls or other foreign governmental laws or restrictions; lower trading volume; withholding taxes; greater price volatility and illiquidity; different trading and settlement practices; less governmental supervision; high and volatile rates of inflation; fluctuating interest rates; less publicly available information; and different accounting, auditing and financial recordkeeping standards and requirements. Because the Fund may invest in securities denominated or quoted in non-U.S. currencies, changes in the non-U.S. currency/United States dollar exchange rate may affect the value of the Fund's securities and the unrealized appreciation or depreciation of investments.

                       Delay in Investing the Proceeds. Although the Fund currently intends to invest the proceeds from the sale of the Common Shares as soon as practicable, such investments may be delayed if suitable investments are unavailable at the time. The trading market and volumes for MLP, MLP-related entity and other energy sector and energy utility company shares may at times be less liquid than the market for other securities. Prior to the time the proceeds of any offering are invested, such proceeds may be invested in cash, cash equivalents or other securities, pending investment in MLP, MLP-related entity or other energy sector or energy utility company securities. As a result, the return and yield on the common shares following the issuance of Common Shares may be lower than when the Fund is fully invested in accordance with its objective and policies. See "Use of Proceeds."

                       Equity Securities Risk. MLP units and other equity securities are sensitive to general movements in the stock market and a drop in the stock market may depress the price of securities to which the Fund has exposure. MLP units and other equity securities prices fluctuate for several reasons including changes in the financial condition of a particular issuer (generally measured in terms of distributable cash flow in the case of MLPs), investors' perceptions of MLPs and other energy sector and energy utility companies, the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, the price of equity securities may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

                       Certain of the MLPs, MLP-related entities and other energy sector and energy utility companies in which the Fund may invest may have comparatively smaller capitalizations. Investing in securities of smaller MLPs, MLP-related entities and other energy sector and energy utility companies presents some unique investment risks. These companies may have limited product lines and markets, as well as shorter operating histories, less experienced management and more limited financial resources than larger MLPs, MLP-related entities and other energy sector and energy utility companies and may be more vulnerable to adverse general market or economic developments. Stocks of smaller MLPs, MLP-related entities and other energy sector and energy utility companies may be less liquid than those of larger MLPs, MLP-related entities and other energy sector and energy utility companies and may experience greater price fluctuations than larger MLPs, MLP-related entities and other energy sector and energy utility companies. In addition, small-cap securities may not be widely followed by the investment community, which may result in reduced demand.

                       MLP subordinated units in which the Fund may invest will generally convert to common units at a one-to-one ratio. The purchase or sale price is generally tied to the common unit price less a discount. The size of the discount varies depending on the likelihood of conversion, the length of time remaining to conversion, the size of the block purchased and other factors.

                       Debt Securities Risk. Debt securities in which the Fund invests are subject to many of the risks described elsewhere in this section. In addition, they are subject to credit risk, interest rate risk, and, depending on their quality, other special risks. An issuer of a debt security may be unable to make interest payments and repay principal. The Fund could lose money if the issuer of a debt obligation is, or is perceived to be, unable or unwilling to make timely principal and/or interest payments, or to otherwise honor its obligations. The downgrade of a security by rating agencies may further decrease its value. Certain debt instruments, particularly below investment grade securities, may contain call or redemption provisions which would allow the issuer thereof to prepay principal prior to the debt instrument's stated maturity. This is known as prepayment risk. Prepayment risk is greater during a falling interest rate environment as issuers can reduce their cost of capital by refinancing higher yielding debt instruments with lower yielding debt instruments. An issuer may also elect to refinance its debt instruments with lower yielding debt instruments if the credit standing of the issuer improves. To the extent debt securities in its portfolio are called or redeemed, the Fund may be forced to reinvest in lower yielding securities. Debt securities have reinvestment risk, which is the risk that income from the Fund's portfolio will decline if and when the Fund invests the proceeds from matured, traded or called fixed income instruments at market interest rates that are below the portfolio's current earnings rate. A decline in income could affect the Fund's common share price or its overall return.

                       Below Investment Grade Securities Risk. The Fund may invest up to 20% of its Managed Assets in debt securities of MLPs, MLP-related entities and other energy sector and energy utility companies, including certain below investment grade securities. Below investment grade debt securities are commonly referred to as "high yield" or "junk" bonds. Below investment grade securities are considered speculative with respect to an issuer's capacity to pay interest and repay principal. They involve greater risk of loss, are subject to greater price volatility and are less liquid, especially during periods of economic uncertainty or change, than higher rated debt instruments. Below investment grade securities may also be more susceptible to real or perceived adverse economic and competitive industry conditions than higher rated debt instruments. The Fund does not intend to invest in securities issued by a partnership or company in bankruptcy reorganization, subject to a public or private debt restructuring or otherwise in default or in significant risk of default in the payment of interest and principal ("distressed securities"). In the event any security held by the Fund becomes distressed, the Fund may be required to incur extraordinary expenses in order to attempt to protect and/or recover its investment. In such situations, there can be no assurance as to when or if the Fund will recover any of its investment in such distressed securities, or the value thereof.

                       Leverage Risk. The use of leverage by the Fund can magnify the effect of any losses. If the income and gains earned on the securities and investments purchased with leverage proceeds are greater than the cost of the leverage, the common shares' return will be greater than if leverage had not been used. Conversely, if the income and gains from the securities and investments purchased with such proceeds do not cover the cost of leverage, the return to the common shares will be less than if leverage had not been used. Leverage involves risks and special considerations for common shareholders including:

                         o the likelihood of greater volatility of NAV and market price of the common shares than a comparable portfolio without leverage;

                         o the risk that fluctuations in interest rates on borrowings and short-term debt or in the dividend rates on any Preferred Shares that the Fund may pay will reduce the return to the common shareholders or will result in fluctuations in the dividends paid on the common shares;

                         o the effect of leverage in a declining market, which is likely to cause a greater decline in the NAV of the common shares than if the Fund were not leveraged, which may result in a greater decline in the market price of the common shares; and

                         o when the Fund uses certain types of leverage, the investment advisory fee payable to the Advisor and by the Advisor to the Sub-Advisor will be higher than if the Fund did not use leverage.

                       The use of leverage by the Fund involves expenses and other costs, including interest or dividend payments, which are borne directly by the common shareholders. Increased operating costs, including the financing cost associated with any leverage, may reduce the Fund's total return. In addition, any turmoil in the credit markets could adversely impact borrowing availability and costs. Because common shareholders directly bear the cost of leverage, an increase in interest and dividend obligations on the Fund's financial leverage may reduce the total return to common shareholders.

                       While the Fund may from time to time consider reducing leverage in response to actual or anticipated changes in interest rates or other market conditions or in an effort to mitigate the increased volatility of current income and NAV associated with leverage, there can be no assurance that the Fund will actually reduce leverage in the future or that any reduction, if undertaken, will benefit the common shareholders. Changes in the future direction of interest rates are very difficult to predict accurately. If the Fund were to reduce leverage based on a prediction about future changes to interest rates, and that prediction turned out to be incorrect, the reduction in leverage would likely operate to reduce the income and/or total returns to common shareholders relative to the circumstance if the Fund had not reduced leverage. The Fund may decide that this risk outweighs the likelihood of achieving the desired reduction to volatility in income and common share price if the prediction were to turn out to be correct, and determine not to reduce leverage as described above.

                       The funds borrowed pursuant to a borrowing program (such as the Nova Scotia Facility) or obtained through the issuance of Preferred Shares constitute a substantial lien and burden by reason of their prior claim against the income of the Fund and against the net assets of the Fund in liquidation. The rights of lenders to receive payments of interest on and repayments of principal of any borrowings made by the Fund under a borrowing program are senior to the rights of holders of common shares and the holders of Preferred Shares, with respect to the payment of dividends or upon liquidation. Certain types of leverage may result in the Fund being subject to covenants relating to asset coverage and portfolio composition and may impose special restrictions on the Fund's use of various investment techniques or strategies or in its ability to pay dividends and other distributions on common shares in certain instances. The Fund may not be permitted to declare dividends or other distributions, including dividends and distributions with respect to common shares or Preferred Shares, or purchase common shares or Preferred Shares unless, at the time thereof, the Fund meets these asset coverage and portfolio composition requirements and no event of default exists under any borrowing program. In addition, the Fund may not be permitted to pay dividends on common shares unless all dividends on the Preferred Shares and/or accrued interest on borrowings have been paid, or set aside for payment. In an event of default under a borrowing program, the lenders have the right to cause a liquidation of collateral (i.e., sell assets of the Fund) and, if any such default is not cured, the lenders may be able to control the liquidation as well. The Fund also may be subject to certain restrictions on investments imposed by guidelines of one or more rating agencies, which may issue ratings for the Preferred Shares or other leverage securities issued by the Fund. These guidelines may impose asset coverage or Fund composition requirements that are more stringent than those imposed by the 1940 Act. The Sub-Advisor does not believe that these covenants or guidelines will impede it from managing the Fund's portfolio in accordance with the Fund's investment objective and policies.

                       The loan documents under the Nova Scotia Facility include various covenants and provisions. See "Leverage Program" for examples of such covenants. There is no assurance that the Fund will not violate financial covenants relating to financial leverage in the future. In such event, the Fund may be required to repay all outstanding borrowings immediately. In order to repay such amounts, the Fund may be required to sell assets quickly which could have a material adverse effect on the Fund and could trigger negative tax implications. In addition, the Fund would be precluded from declaring or paying any distribution on the common shares during the continuance of such event of default.

                       The issuance of Common Shares offered by this prospectus and any related prospectus supplement will enable the Fund to increase the aggregate amount of its leverage. However, it is possible that the Fund will be unable to obtain additional leverage. If the Fund is unable to increase its financial leverage after the issuance of additional Common Shares pursuant to this prospectus and the applicable prospectus supplement, there could be an adverse impact on the return to common shareholders. See "--Leverage Program Tax Risk" and "Risks--Leverage Risk."

                       There is no assurance that a leveraging strategy will be successful. The Fund may continue to use leverage if the benefits to the Fund's shareholders of maintaining the leveraged position are believed by the Fund's Board of Trustees to outweigh any current reduced return. See also "Other Investment Policies and Techniques--Strategic Transactions" in the SAI for more information about Strategic Transactions in which the Fund may enter that give rise to a form of financial leverage and the associated risks.

                       Derivatives Risk. The Fund may, but is not required to, enter into Strategic Transactions for hedging, risk management or investment purposes. These transactions, if any, generally provide for the transfer from one counterparty to another of certain risks inherent in the ownership of a financial asset such as a common stock or debt instrument. Such risks include, among other things, the risk of default and insolvency of the obligor of such asset, the risk that the credit of the obligor or the underlying collateral will decline or the risk that the common stock of the underlying issuer will decline in value. The transfer of risk pursuant to a derivative of this type may be complete or partial, and may be for the life of the related asset or for a shorter period. These derivatives may be used for investment purposes or as a risk management tool for a pool of financial assets, providing the Fund with the opportunity to gain or reduce exposure to one or more reference securities or other financial assets without actually owning or selling such assets in order, for example, to increase or reduce a concentration risk or to diversify a portfolio. Conversely, these derivatives may be used by the Fund to reduce exposure to an owned asset without selling it. Furthermore, the ability to successfully use Strategic Transactions depends on the Sub-Advisor's ability to predict pertinent market movements, which cannot be assured. Thus, the use of Strategic Transactions for hedging and interest rate management purposes may result in losses greater than if they had not been used, may require the Fund to sell or purchase portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the Fund can realize on an investment, or may cause the Fund to hold a security that it might otherwise sell. Additionally, amounts paid by the Fund as premiums and cash or other assets held in margin accounts with respect to Strategic Transactions are not otherwise available to the Fund for investment purposes.

                       The derivatives markets have become subject to comprehensive statutes, regulations and margin requirements. In the event the Advisor or the Sub-Advisor is required to register with the CFTC as a "commodity pool operator" or a "commodity trading advisor", it will become subject to additional recordkeeping and reporting requirements with respect to the Fund. The Fund currently limits its investments in derivative instruments so as not to require the Advisor or the Sub-Advisor to register as a commodity pool operator or commodity trading advisor with respect to the Fund. On December 11, 2015, the SEC published a proposed rule that, if adopted, would change the regulation of the use of derivative instruments by registered investment companies. Such regulations could limit the implementation of the Fund's use of derivatives and Strategic Transactions and impose additional compliance costs on the Fund, which could have an adverse impact on the Fund. See "Risks--Derivatives Risk" in this prospectus and "Additional Information About the Fund's Investments and Investment Risks--Strategic Transactions Risk" in the SAI.

                       Covered Call Options Risk. There are various risks associated with the Fund writing (or selling) covered call options. As the writer (seller) of a call option, the Fund receives cash (the premium) from the purchaser of the option, and the purchaser has the right to receive from the Fund any appreciation in the underlying security over the strike price upon exercise. In effect, the Fund forgoes, during the life of the option, the opportunity to profit from increases in the market value of the portfolio security covering the option above the sum of the premium and the strike price of the call option but retains the risk of loss should the price of the underlying security decline. Therefore, the writing (or selling) of covered call options may limit the Fund's ability to benefit from the full upside potential of its investment strategies.

                       The value of call options written by the Fund, which are priced daily, are determined by trading activity in the broad options market and will be affected by, among other factors, changes in the value of the underlying security in relation to the strike price, changes in dividend rates of the underlying security, changes in interest rates, changes in actual or perceived volatility of the stock market and the underlying security, and the time remaining until the expiration date. The value of call options written by the Fund may be adversely affected if the market for the option is reduced or becomes illiquid.

                       There can be no assurance that a liquid market will exist when the Fund seeks to close out an option position. Reasons for the absence of a liquid secondary market on an exchange include the following: (i) insufficient trading interest in certain options; (ii) restrictions may be imposed by an exchange on opening transactions or closing transactions or both; (iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options; (iv) unusual or unforeseen circumstances may interrupt normal operations on an exchange; (v) inadequate facilities of an exchange or The Options Clearing Corporation to handle current trading volume; or (vi) the decision of one or more exchanges at some future date to discontinue the trading of options (or a particular class or series of options) for economic or other reasons. If trading were discontinued, the secondary market on that exchange (or in that class or series of options) would cease to exist. However, outstanding options on that exchange would continue to be exercisable in accordance with their terms. To the extent that the Fund utilizes unlisted (or "over-the- counter") options, the Fund's ability to terminate these options may be more limited than with exchange-traded options and may involve enhanced risk that counterparties participating in such transactions will not fulfill their obligations.

                       The hours of trading for options may not conform to the hours during which the securities held by the Fund are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets. Additionally, the exercise price of an option may be adjusted downward before the option's expiration as a result of the occurrence of certain corporate events affecting the underlying security, such as extraordinary dividends, stock splits, mergers or other extraordinary distributions or events. A reduction in the exercise price of options might reduce the Fund's capital appreciation potential on underlying securities held by the Fund.

                       The Fund's covered call options transactions are subject to limitations established by each of the exchanges, boards of trade or other trading facilities on which the options are traded. These limitations govern the maximum number of options in each class that may be written by a single investor or group of investors acting in concert, regardless of whether the options are written on the same or different exchanges, boards of trade or other trading facilities or are written in one or more accounts or through one or more brokers. Thus, the number of covered call options that the Fund may write may be affected by options written by other investment advisory clients of the Advisor, Sub-Advisor or their affiliates. An exchange, board of trade or other trading facility may order the liquidation of positions found to be in excess of these limits, and it may impose other sanctions.

                       Interest Rate Swaps Risk. The use of interest rate swaps is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary portfolio security transactions. Depending on market conditions in general, the Fund's use of swaps could enhance or harm the overall performance of the common shares. For example, the Fund may utilize interest rate swaps in connection with the Fund's use of leverage. To the extent there is a decline in interest rates, the value of the interest rate swap could decline, and could result in a decline in the NAV of the common shares. In addition, if short-term interest rates are lower than the Fund's fixed rate of payment on the interest rate swap, the swap will reduce common share net earnings. If, on the other hand, short-term interest rates are higher than the fixed rate of payment on the interest rate swap, the swap will enhance common share net earnings.

                       Interest rate swaps do not involve the delivery of securities or other underlying assets or principal. Accordingly, the risk of loss with respect to interest rate swaps is limited to the net amount of interest payments that the Fund is contractually obligated to make. If the counterparty defaults, the Fund would not be able to use the anticipated net receipts under the swap to offset any declines in the value of the Fund's portfolio assets being hedged or the increase in the Fund's cost of leverage.

                       Depending on whether the Fund would be entitled to receive net payments from the counterparty on the swap, which in turn would depend on the general state of market interest rates at that point in time, such a default could negatively impact the performance of the common shares. In addition, at the time an interest rate swap transaction reaches its scheduled termination date, there is a risk that the Fund would not be able to obtain a replacement transaction or that the terms of the replacement would not be as favorable as on the expiring transaction. If this occurs, it could have a negative impact on the performance of the common shares. If the Fund fails to maintain any required asset coverage ratios in connection with any use by the Fund of leverage, the Fund may be required to redeem or prepay some or all of the leverage. Such redemption or prepayment would likely result in the Fund seeking to terminate early all or a portion of any swap transactions. Early termination of a swap could result in a termination payment by or to the Fund. The Fund earmarks or maintains, in a segregated account, cash or liquid securities having a value at least equal to the amount required to make payment on each of the Fund's swap transactions if the Fund were to exit its positions in such transactions immediately and was required to mark to market.

                       Portfolio Turnover Risk. The Fund's annual portfolio turnover rate may vary greatly from year to year. Although the Fund cannot accurately predict its annual portfolio turnover rate, it is not expected to exceed 20% under normal circumstances, but may be higher or lower in certain periods. Portfolio turnover rate is not considered a limiting factor in the execution of investment decisions for the Fund. High portfolio turnover may result in the Fund's recognition of gains that will be taxable as ordinary income, reducing the funds available to pay distributions to the Fund's Common Shareholders.

                       A high portfolio turnover may also increase the Fund's current and accumulated earnings and profits, resulting in a greater portion of the Fund's distributions being treated as a dividend to the Fund's Common Shareholders. In addition, a higher portfolio turnover rate results in correspondingly greater brokerage commissions and other transactional expenses that are borne by the Fund. See "The Fund's Investments--Investment Practices--Portfolio Turnover" and "Tax Matters."

                       Competition Risk. A number of alternatives as vehicles for investment in a portfolio of energy MLPs and their affiliates currently exist, including other publicly-traded investment companies, structured notes and private funds. These competitive conditions may adversely impact the Fund's ability to meet its investment objective, which in turn could adversely impact the Fund's ability to make distributions.

                       Restricted Securities Risk. The Fund may invest in unregistered or otherwise restricted securities. The term "restricted securities" refers to securities that have not been registered under the 1933 Act and continue to be subject to restrictions on resale, securities held by control persons of the issuer and securities that are subject to contractual restrictions on their resale. As a result, restricted securities may be more difficult to value and the Fund may have difficulty disposing of such assets either in a timely manner or for a reasonable price. Absent an exemption from registration, the Fund will be required to hold the securities until they are registered by the issuer. In order to dispose of an unregistered security, the Fund, where it has contractual rights to do so, may have to cause such security to be registered. A considerable period may elapse between the time the decision is made to sell the security and the time the security is registered so that the Fund could sell it. Contractual restrictions on the resale of securities vary in length and scope and are generally the result of a negotiation between the issuer and acquirer of the securities. The Fund would, in either case, bear market risks during that period.

                       Liquidity Risk. Although common units of MLPs, I-Shares of MLP-related entities, and common stock of certain other energy sector and energy utility companies trade on the NYSE, NYSE MKT, and Nasdaq Stock Market LLC ("Nasdaq"), certain securities may trade less frequently, particularly those of issuers with smaller capitalizations. Securities with limited trading volumes may display volatile or erratic price movements. Larger purchases or sales of these securities by the Fund in a short period of time may result in abnormal movements in the market price of these securities. This may affect the timing or size of Fund transactions and may limit the Fund's ability to make alternative investments. If the Fund requires significant amounts of cash on short notice in excess of normal cash requirements or is required to post or return collateral in connection with the Fund's investment portfolio, Strategic transactions or leverage restrictions, the Fund may have difficulty selling these investments in a timely manner, be forced to sell them for less than it otherwise would have been able to realize, or both. The reported value of some of the Fund's relatively illiquid types of investments and, at times, the Fund's high quality, generally liquid asset classes, may not necessarily reflect the current market price for the asset. If the Fund was forced to sell certain of its assets in the current market, there can be no assurance that the Fund will be able to sell them for the prices at which the Fund has recorded them and the Fund may be forced to sell them at significantly lower prices. See "The Fund's Investments--Investment Philosophy and Process."

                       Valuation Risk. Market prices generally will not be available for subordinated units, direct ownership of general partner interests, restricted securities or unregistered securities of certain MLPs or MLP-related entities, and the value of such investments will ordinarily be determined based on fair valuations determined pursuant to procedures adopted by the Board of Trustees. The value of these securities typically requires more reliance on the judgment of the Sub-Advisor than that required for securities for which there is an active trading market. In addition, the Fund relies on information provided by certain MLPs, which is usually not timely, to calculate taxable income allocable to the MLP units held in the Fund's portfolio and to determine the tax character of distributions to common shareholders. From time to time the Fund will modify its estimates and/or assumptions as new information becomes available. To the extent the Fund modifies its estimates and/or assumptions, the NAV of the Fund would likely fluctuate. See "Net Asset Value."

                       Interest Rate Risk. Interest rate risk is the risk that securities will decline in value because of changes in market interest rates. When market interest rates rise, the market value of the securities in which the Fund invests generally will fall. The Fund's investment in such securities means that the NAV and market price of the common shares will tend to decline if market interest rates rise. Interest rates are at or near historic lows. The historically low interest rate environment increases the risks associated with rising interest rates, including the potential for periods of volatility. The Fund currently faces a heightened level of interest rate risk, especially since the Federal Reserve Board has ended its quantitative easing program.

                       Collective Investment Vehicles Risk. The Fund may, subject to the limitations of the 1940 Act, invest in the securities of other collective investment vehicles, including open-end funds, closed-end funds and exchange-traded funds ("ETFs"). Such investments are subject to the risks of the purchased funds' portfolio securities. The Fund's investments in other funds also are subject to the ability of the managers of those funds to achieve the funds' investment objectives. An ETF that is based on a specific index may not be able to replicate and maintain exactly the composition and relative weighting of securities in the index. An ETF also incurs certain expenses not incurred by its applicable index. The market value of shares of ETFs may differ from their net asset value.

                       In addition, the Fund, as a holder of the securities of other investment companies, will bear its pro rata portion of the other investment companies' expenses, including advisory fees. These expenses are in addition to the direct expenses of the Fund's own operations. Common shareholders would therefore be subject to duplicative expenses to the extent the Fund invests in other funds.

                       The investment companies in which the Fund may invest may be leveraged, which would magnify the Fund's leverage risk described above. See "--Leverage Risk." Risks associated with investments in closed-end funds generally include the risks described in this prospectus associated with the Fund's structure as a closed-end fund, including market risk, risk of market price discount from net asset value, risk of anti-takeover provisions and non-diversification. In addition, investments in closed-end funds may be subject to dilution risk, which is the risk that strategies employed by a closed-end fund, such as rights offerings, may, under certain circumstances, have the effect of reducing its share price and the Fund's proportionate interest.

                       Convertible Securities Risk. Convertible securities have characteristics of both equity and debt securities and, as a result, are exposed to certain risks associated with equity securities and debt securities, including but not limited to interest rate risk and below investment grade securities risk. See "--Debt Securities Risk," "--Interest Rate Risk" and "--Below Investment Grade Securities Risk." The value of a convertible security is influenced by both the yield of non-convertible securities of comparable issuers and by the value of the underlying common stock. Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar credit quality. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, the convertible security's market value tends to reflect the market price of the common stock of the issuing company when that stock price is greater than the convertible security's "conversion price." The conversion price is defined as the predetermined price at which the convertible security could be exchanged for the associated common stock. As the market price of the underlying common stock declines, the price of the convertible security tends to be influenced more by the yield of the convertible security. Thus, the convertible security may not decline in price to the same extent as the underlying common stock. Convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations.

                       Non-Diversification. The Fund is a non-diversified investment company under the 1940 Act and will not be treated as a regulated investment company under the Code. Accordingly, while Section 12(d)(3) of the 1940 Act prohibits the Fund from making certain investments, there are no diversification-specific regulatory requirements under the 1940 Act or the Code on the minimum number or size of securities held by the Fund. As of November 30, 2017, there were approximately 103 publicly traded MLPs with a market capitalization of approximately $362 billion. The Fund selects its MLP investments from this small pool of issuers.

                       Anti-Takeover Provisions. The Fund's Declaration of Trust includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or convert the Fund to open-end status. These provisions could have the effect of depriving the common shareholders of opportunities to sell their common shares at a premium over the then current market price of the common shares. See "Certain Provisions in the Declaration of Trust and By-Laws."

                       Inflation Risk. Inflation risk is the risk that the value of assets or income from investment will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the common shares and distributions can decline.

                       Secondary Market for the Fund's Common Shares Issued under the Dividend Reinvestment Plan. The issuance of common shares through the Fund's dividend reinvestment plan may have an adverse effect on the secondary market for the common shares. The increase in the number of outstanding common shares resulting from issuances pursuant to the Fund's dividend reinvestment plan and the discount to the market price at which such common shares may be issued, may put downward pressure on the market price for the common shares. Common shares will not be issued pursuant to the dividend reinvestment plan at any time when common shares are trading at a lower price than the Fund's NAV per common share. When the Fund's common shares are trading at a premium, the Fund may also issue common shares that may be sold through private transactions effected on the NYSE or through broker-dealers. The increase in the number of outstanding common shares resulting from these offerings may put downward pressure on the market price for common shares.

                            SUMMARY OF FUND EXPENSES

The following table and example contain information about the costs and expenses that common shareholders will bear directly or indirectly. In accordance with SEC requirements, the table below shows the Fund's expenses, including leverage costs, as a percentage of the Fund's net assets as of October 31, 2017, and not as a percentage of gross assets or Managed Assets. By showing expenses as a percentage of net assets, expenses are not expressed as a percentage of all the assets the Fund invests. The table and example is based on the Fund's capital structure as of October 31, 2017. As of that date, the Fund had $235,500,000 of leverage outstanding pursuant to the Nova Scotia Facility. Such leverage represented 25.94% of Managed Assets as of October 31, 2017.

SHAREHOLDER TRANSACTION EXPENSES
Sales Load (as a percentage of offering price............................................................   --%*
Offering Expenses Borne by Common Shareholders (as a percentage of offering price)(1) ...................   --%*
Dividend Reinvestment Plan Fees .........................................................................   None(2)


                                                                                                  PERCENTAGE OF NET ASSETS
                                                                                                   ATTRIBUTABLE TO COMMON
                                                                                                   SHARES (ASSUMES 25.94%
                                                                                                  LEVERAGE IS OUTSTANDING)
                                                                                                  ------------------------
ANNUAL EXPENSES
      Management Fees(3)................................................................................     1.35%
      Interest and Fees on Leverage(4)..................................................................     0.74%
      Other Expenses (exclusive of current and deferred income tax expense (benefit))(5)................     0.13%
                                                                                                           ---------
      Annual Expenses (exclusive of current and deferred income tax expense (benefit)) (5)..............     2.22%
      Current Income Tax Expense (benefit)..............................................................     1.17%
      Deferred Income Tax Expense (benefit).............................................................    (0.01)%
                                                                                                           ---------
      Total Annual Expenses (including current and deferred income tax expenses)........................     3.38%
                                                                                                           =========
--------------------------------------------------------------------------------
*     The applicable prospectus supplement to be used in connection with any sales of Common Shares will set forth any applicable sales load and the estimated offering expenses borne by the Fund.
(1)   The Fund will pay all offering costs other than the sales load.
(2)   You will pay brokerage charges if you direct BNY Mellon Investment
      Servicing (US) Inc., as agent for the Common Shareholders Dividend
      Reinvestment Plan, to sell your Common Shares held in a dividend reinvestment account.
(3)   Represents the aggregate fee payable to the Advisor, including the amount payable by the Advisor to the Sub-Advisor.
(4)   Interest and fees on leverage in the table reflect the cost to the Fund of borrowings, expressed as a percentage of the Fund's net assets as of
      October 31, 2017, based on interest rates in effect as of October 31,
      2017. The table assumes total borrowings of $235,500,000, which reflects leverage in an amount representing 25.94% of Managed Assets. The borrowings bear interest at variable rates.
(5)   Current and deferred income tax expense (benefit) varies based on the
      Fund's net investment income and realized and unrealized investment gain and losses, which cannot be predicted. Accordingly, other expenses do not include current or deferred income tax expense (benefit). The Fund's current and deferred income tax expense (benefit) as a percentage of average net assets by fiscal year from inception through October 31, 2017 has been as follows:

            Period November 27, 2012 (commencement of operations)
            Through October 31, 2013                                    7.86%
            Year Ended October 31, 2014                                 9.49%
            Year Ended October 31, 2015                               (12.40)%
            Year Ended October 31, 2016                                (1.99)%
            Year Ended October 31, 2017                                 1.11%

      The table set forth below presents the Fund's annual operating expenses as a percentage of net assets attributable to Common Shares, excluding an estimate of current and deferred income tax expense (benefit).

                                                                                                  PERCENTAGE OF NET ASSETS
                                                                                                   ATTRIBUTABLE TO COMMON
                                                                                                   SHARES (ASSUMES 25.94%
                                                                                                  LEVERAGE IS OUTSTANDING)
                                                                                                  ------------------------
      ANNUAL EXPENSES
          Management Fees..............................................................................    1.35%
          Interest and Fees on Leverage................................................................    0.74%
          Other Expenses (exclusive of current and deferred income tax expense (benefit))..............    0.13%
                                                                                                         ---------
          Total Annual Expenses (exclusive of current and deferred income tax expense (benefit)).......    2.22%
                                                                                                         =========

The purpose of the tables above and the examples below is to help you understand all fees and expenses that you, as a holder of Common Shares, would bear directly or indirectly. The expenses shown in the tables under "Other Expenses" and "Total Annual Expenses" are based on estimated amounts for the Fund's 12 months of operations after October 31, 2017 unless otherwise indicated and assumes that the Fund has not issued any additional common shares.

The following example illustrates the expenses that you would pay on a $1,000 investment in Common Shares, assuming (i) total annual expenses before taxes of 3.38% of net assets attributable to common shares through year 10, including the Fund's estimate of current and deferred income tax expense (benefit), (ii) a 5% annual return, and (iii) all distributions are reinvested at net asset value:(1)

                  1 YEAR        3 YEARS       5 YEARS      10 YEARS
                  ------        -------       -------      --------
                   $34           $104          $176          $367


The following example illustrates the expenses that you would pay on a $1,000 investment in Common Shares, assuming (i) total annual expenses before taxes of 2.22% of net assets attributable to common shares through year 10, excluding the Fund's estimate of current and deferred income tax expense (benefit), (ii) a 5% annual return, and (iii) all distributions are reinvested at net asset value:(1)

                  1 YEAR        3 YEARS       5 YEARS      10 YEARS
                  ------        -------       -------      --------
                   $23            $69          $119          $255

--------------
(1) These examples do not include sales load or estimated offering costs. THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES. The examples assume that the estimated "Other Expenses set forth in the Annual Expenses table are accurate, that all dividends and distributions are reinvested at net asset value and that the Fund is engaged in leverage of 25.94% of Managed Assets, assuming interest and fees on leverage of 2.10%. The interest and fees on leverage is expressed as an interest rate and represents interest and fees payable on the Nova Scotia Facility. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. Moreover, the Fund's actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

                              FINANCIAL HIGHLIGHTS

The information in the following table shows selected data for a common share outstanding throughout each period listed below. The information in this table for the year ended October 31, 2017 and each of the prior years then ended is derived from the Fund's financial statements audited by Deloitte & Touche LLP, whose report on the 2017 financial statements and the financial highlights for the four years in the period then ended and for the period from November 27, 2012 through October 31, 2013 is contained in the Fund's 2017 Annual Report. The 2017 Annual Report is incorporated by reference into the Fund's SAI and is available from the Fund upon request.


                                                                                                                  FOR THE PERIOD
                                                                      YEAR ENDED OCTOBER 31,                        11/27/2012
                                                   ------------------------------------------------------------      THROUGH
                                                       2017            2016            2015            2014       10/31/2013 (a)
                                                   ------------    ------------    ------------    ------------    ------------
Net asset value, beginning of period.............   $    15.42      $    17.37      $    23.27      $    20.80      $    19.10 (b)
                                                    ----------      ----------      ----------      ----------      ----------
INCOME FROM INVESTMENT OPERATIONS:
Net investment income (loss).....................         0.05           (0.05)           0.07           (0.03)          (0.05)
Net realized and unrealized gain (loss)..........         0.36           (0.48)          (4.59)           3.83            2.81
                                                    ----------      ----------      ----------      ----------      ----------
Total from investment operations.................         0.41           (0.53)          (4.52)           3.80            2.76
                                                    ----------      ----------      ----------      ----------      ----------
DISTRIBUTIONS PAID TO SHAREHOLDERS FROM:
Net investment income............................        (0.68)             --              --              --              --
Net realized gain................................           --              --              --              --           (0.25)
Return of capital................................        (0.74)          (1.42)          (1.38)          (1.33)          (0.73)
                                                    ----------      ----------      ----------      ----------      ----------
Total distributions..............................        (1.42)          (1.42)          (1.38)          (1.33)          (0.98)
                                                    ----------      ----------      ----------      ----------      ----------
Common Shares offering costs charged to paid-in
   capital.......................................           --              --              --              --           (0.02)
                                                    ----------      ----------      ----------      ----------      ----------
Capital reduction resulting from issuance of
   Common Shares related to over-allotment.......           --              --              --              --           (0.06)
                                                    ----------      ----------      ----------      ----------      ----------
Premiums from shares sold in at the market
   offering......................................         0.01              --              --              --              --
                                                    ----------      ----------      ----------      ----------      ----------
Net asset value, end of period...................   $    14.42      $    15.42      $    17.37      $    23.27      $    20.80
                                                    ==========      ==========      ==========      ==========      ==========
Market value, end of period......................   $    14.49      $    15.66      $    16.86      $    21.61      $    19.63
                                                    ==========      ==========      ==========      ==========      ==========
TOTAL RETURN BASED ON NET ASSET VALUE (c)........         2.56%          (1.57)% (d)    (19.82)%         19.43%          14.27%
                                                    ==========      ==========      ==========      ==========      ==========
TOTAL RETURN BASED ON MARKET VALUE (c)...........         1.48%           2.98%         (16.20)%         17.52%           2.99%
                                                    ==========      ==========      ==========      ==========      ==========
-----------------------------

Net assets, end of period (in 000's).............   $  672,373      $  701,457      $  789,061      $1,057,317      $  945,149
Portfolio turnover rate..........................           50%             68%             32%             34%             35%
RATIOS OF EXPENSES TO AVERAGE NET ASSETS:
Including current and deferred income taxes (e)..         3.22%          (0.11)%        (10.66)%         11.28%           9.53% (f)
Excluding current and deferred income taxes......         2.11%           1.88%           1.74%           1.79%           1.67% (f)
Excluding current and deferred income taxes
   and interest expense..........................         1.48%           1.47%           1.45%           1.51%           1.43% (f)
RATIOS OF NET INVESTMENT INCOME (LOSS) TO AVERAGE NET ASSETS:
Net investment income (loss) ratio before tax
   expenses......................................          0.09%         (0.17)%          0.54%          (0.24)%         (0.42)% (f)
Net investment income (loss) ratio including
   tax expenses (e)..............................        (1.02)%          1.82%          12.93%          (9.74)%         (8.28)% (f)
INDEBTEDNESS:
Total loan outstanding (in 000's)................   $  235,500      $  222,500      $  275,000      $  350,000      $  334,000
Asset coverage per $1,000 of indebtedness (g)....   $    3,855      $    4,153      $    3,869      $    4,021      $    3,830

-----------------------------
(a) The Fund was seeded on October 11, 2012 and commenced operations on November 27, 2012.
(b) Beginning net asset value is net of sales load of $0.90 per share from the initial offering.
(c) Total return is based on the combination of reinvested dividend, capital gain and return of capital distributions, if any, at prices obtained by the Dividend Reinvestment Plan, and changes in net asset value per share for net asset value returns and changes in Common Share price for market value returns. Total returns do not reflect sales load and are not annualized for periods of less than one year. Past performance is not indicative of future results.
(d) The Fund received a reimbursement from the sub-advisor in the amount of $23,511 in connection with a trade error. The reimbursement from the sub-advisor represents less than $0.01 per share and had no effect on the Fund's total return.
(e) Includes current and deferred income taxes associated with each component of the Statement of Operations.
(f)   Annualized.
(g) Calculated by taking the Fund's total assets less the Fund's total liabilities (not including the loan outstanding) and dividing by the loan outstanding in 000's.

                     MARKET AND NET ASSET VALUE INFORMATION

The Fund's currently outstanding common shares are, and the Common Shares offered by this prospectus and the applicable prospectus supplement, subject to notice of issuance, will be listed on the NYSE. The Fund's common shares commenced trading on the NYSE on November 27, 2012.

The Fund's common shares have traded both at a premium and at a discount in relation to net asset value. Shares of closed-end investment companies frequently trade at a discount from net asset value. The Fund's issuance of the Common Shares may have an adverse effect on prices in the secondary market for the Fund's common shares by increasing the number of common shares available, which may put downward pressure on the market price for the Fund's common shares. Shares of common stock of closed-end investment companies frequently trade at a discount from Net Asset Value. See "Risks--Market Discount from Net Asset Value."

The following table sets forth for each of the periods indicated the high and low closing market prices for common shares of the Fund on the NYSE, the net asset value per share and the premium or discount to net asset value per share at which the Fund's common shares were trading. Net asset value is determined daily as of the close of regular trading on the NYSE (normally 4:00 p.m. Eastern
Time). See "Net Asset Value" for information as to the determination of the Fund's net asset value.

                                                                                            PREMIUM/(DISCOUNT)
                                           MARKET PRICE(1)        NET ASSET VALUE(2)       TO NET ASSET VALUE(3)
QUARTER ENDED                               HIGH     LOW          HIGH       LOW            HIGH        LOW
December 31, 2012......................    $20.65    $19.98      $19.11      $19.07         8.06%       4.77%
March 31, 2013.........................    $21.05    $20.02      $20.18      $19.60         4.31%       2.14%
June 30, 2013..........................    $22.29    $19.35      $21.20      $20.04         5.14%      (3.44)%
September 30, 2013.....................    $21.08    $18.91      $20.79      $20.08         1.39%      (5.83)%
December 31, 2013......................    $20.01    $18.30      $21.02      $20.25        (4.80)%     (9.63)%
March 31, 2014.........................    $19.98    $18.80      $20.58      $20.61        (2.92)%     (8.78)%
June 30, 2014..........................    $21.63    $19.53      $23.32      $21.37        (7.25)%     (8.61)%
September 30, 2014.....................    $22.15    $20.49      $24.09      $22.29        (8.05)%     (8.08)%
December 31, 2014......................    $22.12    $18.95      $23.93      $21.23        (7.56)%    (10.74)%
March 31, 2015.........................    $21.45    $19.43      $23.10      $21.58        (7.14)%     (9.96)%
June 30, 2015..........................    $21.15    $18.21      $22.03      $20.47        (3.99)%    (11.04)%
September 30, 2015.....................    $18.44    $15.20      $20.46      $15.54        (9.87)%     (2.19)%
December 31, 2015......................    $17.20    $10.89      $17.78      $12.74        (3.26)%    (14.52)%
March 31, 2016.........................    $13.78    $ 8.84      $14.17      $10.64        (2.75)%    (16.92)%
June 30, 2016..........................    $15.87    $12.75      $15.67      $13.22         1.28%      (3.56)%
September 30, 2016.....................    $16.56    $15.17      $15.86      $15.55         4.41%      (2.44)%
December 31, 2016......................    $17.27    $14.63      $15.53      $14.90        11.20%      (1.81)%
March 31, 2017.........................    $17.50    $15.92      $16.26      $15.68         7.63%       1.53%
June 30, 2017..........................    $16.64    $14.61      $15.92      $14.41         4.52%       1.39%
September 30, 2017.....................    $15.96    $14.59      $15.36      $14.23         3.91%       2.53%

The last reported sale price, net asset value per share and percentage premium to net asset value per share of the common shares as of February 15, 2018 were $14.69, $14.10 and 4.18%, respectively. As of December 31, 2017, the Fund had 46,753,872 common shares outstanding and net assets of the Fund were $684,236,516. See "Risks--Recent Market and Economic Developments" for a discussion of the impact that the Tax Cuts and Jobs Act had on the Fund's NAV.

(1)   Based on high and low closing market price for the respective quarter.
(2) Based on the net asset value calculated on the day of the high and low closing market prices, as applicable, as of the close of regular trading on the NYSE (normally 4:00 p.m. Eastern Time).
(3)   Calculated based on the information presented.

                                    THE FUND

First Trust MLP and Energy Income Fund (the "Fund") is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"). The Fund was organized on August 17, 2012, as a Massachusetts business trust pursuant to a Declaration of Trust (as amended, the "Declaration of Trust"). On November 30, 2012, the Fund issued an aggregate of 41,500,000 common shares in its initial public offering. Pursuant to an overallotment option, the Fund issued an additional 3,913,066 common shares for a total of 45,413,066.

On June 19, 2017, the Fund entered into a sales agreement with the Advisor, Sub-Advisor, and JonesTrading Institutional Services LLC pursuant to which the Fund may offer and sell up to 4,600,000 Common Shares through JonesTrading Institutional Services LLC as its agent. As of October 31, 2017, 853,466 Common Shares have been sold under this sales agreement. The Fund's currently outstanding common shares are, and the Common Shares offered in this prospectus and any applicable prospectus supplement will be, listed on the New York Stock Exchange (the "NYSE") under the symbol "FEI." The Fund's principal office is located at 10 Westport Road, Suite C101a, Wilton, Connecticut 06897, and its telephone number is (630) 765-8000. Investment in the Fund involves certain risks and special considerations including risks associated with the Fund's use of leverage. See "Risks." The common shares of beneficial interest offered by this prospectus and any applicable prospectus supplement are called "Common Shares" and the holders of Common Shares are called "Common Shareholders" in this prospectus. As used in this prospectus, unless the context requires otherwise, "common shares" refers to the Fund's common shares of beneficial interest currently outstanding as well as those Common Shares offered by this prospectus and the holders of common shares are called "common shareholders."

The following table provides information about the Fund's outstanding securities as of October 31, 2017:

                                                   AMOUNT HELD BY
                                      AMOUNT       THE FUND OR FOR     AMOUNT
  TITLE OF CLASS                    AUTHORIZED       ITS ACCOUNT     OUTSTANDING
  Common shares......................Unlimited            0          46,637,670

                                USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, the Fund expects to invest the net proceeds from any sales of Common Shares in accordance with the Fund's investment objective and policies as stated below, or use such proceeds for other general corporate purposes within approximately three months of receipt of such proceeds. Pending any such use, the proceeds may be invested in cash, cash equivalents or other securities.

                             THE FUND'S INVESTMENTS

INVESTMENT OBJECTIVE AND POLICIES

The Fund's investment objective is to seek a high level of total return with an emphasis on current distributions paid to common shareholders. For purposes of the Fund's investment objective, total return includes capital appreciation of, and all distributions received from, securities in which the Fund invests regardless of the tax character of the distributions. The Fund seeks to provide its common shareholders with a vehicle to invest in a portfolio of cash-generating securities, with a focus on investing in publicly traded master limited partnerships ("MLPs"), MLP-related entities (as defined below) and other companies in the energy sector and energy utility industries that are weighted towards non-cyclical, fee for service revenues. These investments in which the Sub-Advisor (as defined below) invests are represented by assets comprised of interstate pipelines, intrastate pipelines, power generation assets, storage and terminal facilities and regulated power transmission and distribution assets. Due to the tax treatment under current law of cash distributions in excess of income made by MLPs to their investors (such as the Fund), the Fund believes a portion of the distributions it receives from MLP investments may be tax deferred, thereby increasing cash available for current distribution by the Fund to its common shareholders but potentially increasing the Fund's future tax liability. See "Risks--MLP and Deferred Tax Risk." There can be no assurance that the Fund will achieve its investment objective.

The Fund considers investments in "MLP-related entities" to include investments that offer economic exposure to publicly traded MLPs and private investments that have MLP characteristics, but are not publicly traded. These MLP-related entity investments generally take the form of securities of entities holding primarily general partner or managing member interests in MLPs and securities that represent indirect investments in MLPs, including I-Shares, which represent an ownership interest of an MLP issued by an affiliated party, and collective investment vehicles (i.e., exchange-traded funds) that primarily hold MLP interests. The Fund considers investments in the energy sector to include companies that derive a majority of their revenues or operating income from transporting, processing, storing, distributing, marketing, exploring, developing, managing or producing natural gas, natural gas liquids ("NGLs") (including propane), crude oil, refined petroleum products, coal or electricity, or from supplying energy-related products and services, or any such other companies within the energy sector as classified under the Global Industry Classification Standards developed by MSCI, Inc. and Standard & Poor's ("GICS"). The Fund considers investments in energy utility to include companies that derive a majority of their revenues or operating income from providing products, services or equipment for the generation, transmission, distribution or sale of electricity or gas and such other companies within the electric, gas, independent power and renewable electricity producers and multi-utilities industries as classified under GICS.

The types of MLPs in which the Fund invests historically have made cash distributions to limited partners or members that exceed the amount of taxable income allocable to limited partners or members, due to a variety of factors, including significant non-cash deductions, such as depreciation and depletion. If cash distributions from an MLP exceed the taxable income reported in a particular tax year, a portion of the excess cash distribution would not be treated as income to the Fund in that tax year but would rather be treated as a return of capital for federal income tax purposes to the extent of the Fund's basis in its MLP units. The Fund's tax basis in its MLP units is the amount paid for the units, increased by the Fund's allocable share of net income and gains and the MLP's debt, if any, and capital contributions to the MLP, and decreased for any distributions received by the Fund, by the Fund's allocable share of net losses and by reductions in the Fund's allocable share of the MLP's debt, if any. Thus, although cash distributions in excess of taxable income and net tax losses may create a temporary economic benefit to the Fund, they will increase the amount of gain (or decrease the amount of loss) on the sale of an interest in an MLP. The Fund expects to distribute cash in excess of its earnings and profits to common shareholders, which will likely be treated as a return of capital to the extent of the common shareholders' basis in the common shares. See "Distributions" and "Tax Matters."

The Fund's investment objective and the investment restrictions listed in the SAI are considered fundamental and may not be changed without the approval of the holders of a "majority of the outstanding voting securities" of the Fund, which includes common shares and preferred shares of beneficial interest ("Preferred Shares"), if any, voting together as a single class, and the holders of the outstanding Preferred Shares, if any, voting as a single class. The remainder of the Fund's investment policies, including its investment strategy, are considered non-fundamental and may be changed by the Board of Trustees of the Fund (the "Board of Trustees") without the approval of the holders of a "majority of the outstanding voting securities" of the Fund provided that the holders of the voting securities of the Fund receive at least 60 days' prior written notice of any change. When used with respect to particular shares of the Fund, a "majority of the outstanding voting securities" means (i) 67% or more of the shares present at a meeting, if the holders of more than 50% of the shares are present or represented by proxy, or (ii) more than 50% of the shares, whichever is less (a "Majority Shareholder Vote").

The Fund concentrates its investments in the following group of industries that are part of the energy sector: transporting, processing, storing, distributing, marketing, exploring, developing, managing and producing natural gas, NGLs (including propane), crude oil, refined petroleum products, coal and electricity, and supplying products and services in support of pipelines, power transmission, petroleum and natural gas production, transportation and storage.

In addition, the Fund has adopted the following non-fundamental investment policies:

      o Under normal market conditions, the Fund invests at least 85% of its Managed Assets in equity and debt securities of MLPs, MLP-related entities and other energy sector and energy utility companies that the Fund's Sub-Advisor believes offer opportunities for growth and income. See "The Fund's Investments--Portfolio Composition" for a further discussion of the Fund's principal investments.

      o The Fund may invest up to 20% of its Managed Assets in unregistered or otherwise restricted securities. The term "restricted securities" refers to securities that have not been registered under the Securities Act of 1933, as amended (the "1933 Act"), and continue to be subject to restrictions on resale, securities held by control persons of the issuer and securities that are subject to contractual restrictions on their resale. The types of unregistered or otherwise restricted securities that the Fund may purchase consist of MLP common units, MLP subordinated units and securities of public and private energy sector and energy utility companies. See "Risks--Restricted Securities."

      o The Fund may invest up to 20% of its Managed Assets in debt securities of MLPs, MLP related entities and other energy sector and energy utility companies, including certain securities rated below investment grade, which are commonly referred to as "high yield" or "junk" bonds. Below investment grade debt securities will be rated at least "B3" by Moody's Investors Service, Inc. ("Moody's") and at least "B-" by Standard & Poor's Ratings Services ("S&P") at the time of purchase, or comparably rated by another nationally recognized statistical rating organization ("NRSRO") or, if unrated, determined to be of comparable quality by the Sub-Advisor. Below investment grade securities are considered speculative with respect to an issuer's capacity to pay interest and repay principal. See "Risks--Below Investment Grade Securities Risk."

      o The Fund will not invest more than 15% of its Managed Assets in any single issuer.

      o The Fund will not engage in short sales, except to the extent the Fund engages in derivative investments to seek to hedge against interest rate risk in connection with the Fund's use of leverage or market risks associated with the Fund's portfolio.

     o The Fund may invest up to 30% of its Managed Assets in non-U.S. securities and may hedge the currency risk of the non- U.S. securities using derivative instruments. Non-U.S. securities are securities issued or guaranteed by companies organized under the laws of countries other than the United States and securities issued or guaranteed by foreign governments, their agencies or instrumentalities and supra-national governmental entities. See "Risks--Non- U.S. Securities Risk" below and "Other Investment Policies and Techniques--Strategic Transactions" in the SAI.

To generate additional income, the Fund may write (or sell) covered call options on up to 35% of its Managed Assets.

"Managed Assets" means the average daily gross asset value of the Fund (which includes assets attributable to the Fund's Preferred Shares, if any, and the principal amount of any borrowings (collectively, "Borrowings")), minus the sum of the Fund's accrued and unpaid dividends on any outstanding Preferred Shares and accrued liabilities (other than the principal amount of any borrowings of money incurred or of commercial paper or notes issued by the Fund). For purposes of determining Managed Assets, the liquidation preference of the Preferred Shares, if any, is not treated as a liability.

Unless otherwise stated, all investment restrictions apply at the time of purchase and the Fund will not be required to reduce a position due solely to market value fluctuations.

For a more complete discussion of the Fund's portfolio composition, see "Portfolio Composition."

INVESTMENT PHILOSOPHY AND PROCESS

Investment Philosophy. The Sub-Advisor believes the non-cyclical assets that best support a high-payout ratio are those with steady, fee-for-service businesses with relatively low sustaining capital obligations. In the energy sector and energy utility industries, such fee-for-service assets are comprised of interstate pipelines, intrastate pipelines, power generation assets, storage and terminal facilities and regulated power transmission and distribution assets. By contrast, the Sub-Advisor seeks to limit the cyclical energy exposure of the portfolio. The Sub-Advisor believes portfolio investments in oil and gas exploration, development and production are less well suited for the Fund because the cash flows from these investments are cyclical in nature, being driven by commodity prices, and because oil and gas assets are resource assets that diminish in value over time due to depletion, extraction or removal.

The Sub-Advisor evaluates the dividend payout ratio of companies in which it may invest, which provides how much money a company returns to its shareholders compared to how much money such company retains in order to reinvest in its growth, pay off its debt and/or build its cash reserves. A high payout ratio indicates when a significant portion of dividends or distributions are paid by a company to its shareholders relative to such company's after tax free cash flow or net income.

The Sub-Advisor believes a professionally managed portfolio of consistently high dividend paying MLPs, MLP-related entities and other energy sector and energy utility companies in non-cyclical segments offer an attractive balance of growth and income. The Sub-Advisor also believes the use of rigorous investment research and analytical tools to identify appropriate non-cyclical energy sector and energy utility company investments provides a value added service to the individual investor making an investment in the Common Shares of the Fund.

The Sub-Advisor seeks securities that offer a combination of quality, growth and yield intended to result in superior total returns over the long run. The Sub-Advisor's securities selection process includes a comparison of quantitative, qualitative, and relative value factors. While the Sub-Advisor maintains an active dialogue with several research analysts in the energy sector and energy utility industries, the Sub-Advisor's primary emphasis is placed on proprietary analysis and valuation models conducted and maintained by its in-house investment analysts. To determine whether a company meets its criteria, the Sub-Advisor generally considers, among other things, a proven track record, a strong record of distribution or dividend growth, solid ratios of debt to cash flow, coverage ratios with respect to distributions to unit holders, incentive structure, and management team.

Investment Process. The Sub-Advisor utilizes a three step investment process for the Fund. The first step is for the Sub-Advisor to define a universe of companies in the energy sector and energy utility industries that have high dividend payout ratios and/or are involved in the energy infrastructure business. In general, the Sub-Advisor seeks energy sector and energy utility companies weighted towards:

      o regulated monopoly or monopoly-like assets (i.e., companies that own unique assets that provide for a sustainable competitive advantage due to control of location);

      o non-cyclical cash flows (i.e., companies that have most or all of their assets in businesses whose revenues tend not to fluctuate with commodity prices and tend to be less sensitive to changes in the economic cycle);

      o fee-for-service revenues (i.e., companies that have most or all of their assets in businesses whose revenues are not tied to changes in commodity prices and/or volumes actually shipped through or stored in their facilities); and

      o cost escalators (i.e., companies that have most or all of their assets in businesses whose revenues and/or margins can be adjusted to compensate for changes in the company's costs).

The second step is for the Sub-Advisor to identify, among this universe, companies that pass a quality threshold established by the Sub-Advisor. The Sub-Advisor utilizes both quantitative aspects to measuring quality, such as the stability of cash flows, returns on invested capital, financial leverage and earnings coverage of dividends, as well as qualitative aspects, such as the confidence that the Sub-Advisor has in the company's management team and the quality of its assets. In its assessment of quality, the Sub-Advisor will not invest in a company that fails to qualify on quality criteria, even in instances where it believes the company has a low valuation.

The third step of the Sub-Advisor's investment process is portfolio construction, where the Sub-Advisor determines the portfolio weighting of companies that have made it through the first two steps. As part of this portfolio construction, the Sub-Advisor balances each position's expected rate of return against risks, limitations on position sizes and Fund portfolio limitations.

A more detailed description of investment policies and restrictions and more detailed information about portfolio investments is contained in the Fund's SAI.

Capital Discipline. The Sub-Advisor believes successful investing in the energy sector and energy utility industries requires strict capital spending discipline because the sector is capital intensive, mature and has low rates of overall growth. The Sub-Advisor believes there is a high correlation between rates of return and the portion of cash flow reinvested in the business - the lower the level of reinvestment, the higher the return. Capital spending discipline can result from careful prudent management or an agreement with shareholders to pay out most available free cash flow. The Sub-Advisor believes companies paying out a large portion of their available free cash flow in the form of monthly or quarterly distributions or dividends--MLPs in the U.S. and pipeline companies and energy utility in the U.S. and Canada--have a built-in capital spending discipline and provide an attractive investment universe from which to construct a portfolio. While growth opportunities are still available to these companies, they must go to the capital markets and justify to yield-sensitive shareholders the issuance of more equity and debt in order to fund those opportunities. The Sub-Advisor believes this transparency tends to discourage acquisitions and new construction that would be dilutive to the dividend paying capability on existing shares and tends to encourage expenditures that are accretive.

A high-payout ratio, however, brings with it an income obligation that the Sub-Advisor believes is matched by an expectation on the part of shareholders that such dividends will be steady. Retail investors that make up the bulk of the shareholder base of these securities have sold their shares when dividends or distributions have been cut or eliminated.

Energy Infrastructure. Unlike oil and gas exploration, development and production and petroleum refining, the Sub-Advisor believes certain investments in energy infrastructure companies are characterized by non-cyclical fee-for-service revenues. Also, unlike the other segments of the energy sector, the sustaining capital requirements for pipelines, storage and other infrastructure is low. The Sub-Advisor believes these two characteristics make energy infrastructure assets a good match for investors who desire steady income that has the ability to grow. Much of the pipeline and storage infrastructure currently owned by MLPs, MLP-related entities and other energy sector and energy utility companies were built many years ago by the major oil companies and pipeline and power utilities. Over the years, these assets have been sold off to fund projects with higher risk such as oil drilling, unregulated power generation or energy trading. The result is that MLPs now own a significant portion of those legacy assets. As oil and gas production in the U.S. rises, new technologies have made long known resources economic, even at lower prices. The resulting higher margins for oil and gas drilling have made the oil and gas production companies more willing to guarantee solid returns for long-term contracts to pipeline owners as an incentive to add capacity so they can deliver their oil and gas to market more quickly. In essence, certain MLPs, MLP-related entities and other energy sector and energy utility infrastructure companies have an increased ability to "lock-in" the attractive economics of today's energy industry.

Energy Utility Companies. Electric utilities and gas utilities (also called local distribution companies or "LDCs") deliver electricity and natural gas, respectively, to residential, industrial and commercial customers within specific geographic regions and are generally subject to the rules and regulations of federal and/or state agencies. Pursuant to their regulation, electric and gas utilities generate profits based on formulas as prescribed by the regulating agency or agencies and, as such, are less sensitive to movements in commodity prices and other macroeconomic factors than non-regulated entities. However, LDCs do generally generate less profits and cash flows during certain periods of abnormal weather conditions (i.e., warmer winters or cooler summers than typical) as the amount of electricity or gas they distribute is negatively affected by such weather events. Additionally, electric and gas utilities may own certain non-regulated businesses, including electric generation, oil and gas exploration and production, gas gathering and processing, and commodity marketing businesses. Electric and gas utilities are either owned by public investors or are public systems owned by local governments. Independent power producers sell the electricity that they generate to electric utilities and other load-serving entities (such as municipalities and electric cooperatives) by way of bilateral contracts or open power exchanges. The electric utilities and other load-serving entities, in turn, generally sell this electricity to industrial, commercial and residential customers. In the independent power and renewable electricity producer industry, electricity is generated from a number of energy sources, including natural gas, coal, water, waste products such as biomass (e.g., wood, wood waste, agricultural waste), landfill gas, geothermal, solar and wind. Growth in electricity demand, environmental concerns, increasing electricity rates, technological advances and other concerns have prompted government policies that encourage the supply of electricity from independent power producers.

Master Limited Partnerships. Much of the opportunities in higher payout energy infrastructure are in the form of MLPs. The Sub-Advisor believes this investment opportunity is difficult for many large investors to take advantage of, which has left these securities largely in the hands of retail investors. Non-taxable investors, such as pension funds and endowments, have not historically owned significant portions of these securities because MLPs can generate a substantial amount of "unrelated business taxable income," or UBTI, which can be disadvantageous to such institutions. In addition, for tax years beginning on or before October 22, 2004, MLPs represented non-qualifying income for mutual funds. Prior to the rapid growth of these asset classes over the last few years, MLPs were considered too small for most large investor allocations. As a result, the Sub-Advisor believes the combination of the lack of institutional investment and the growth in size of these asset classes has made this an attractive investment universe. For purposes of this prospectus, an MLP is a limited partnership or a limited liability company that is treated as a partnership for federal income tax purposes, the interests in which (known as units) are traded on securities exchanges or over- the-counter.

Sub-Advisor Strengths. The Sub-Advisor has many years of experience investing in the energy sector. Combined, the five principals of Energy Income Partners have over 125 years of work experience in the energy sector, investment research, commodity trading and portfolio management. The Sub-Advisor believes investment success in energy sector companies that operate infrastructure assets such as pipelines and storage facilities requires a working knowledge of the entire energy sector. In essence, it is the businesses the pipelines connect to, much more than the pipe itself, that determines financial success. That means knowledge of the oil and gas segment, refining and marketing, petrochemicals and natural gas processing and storage. It also means understanding price and cost competitiveness of competing fuels such as coal and nuclear as well as the impact of imports and global markets in the North American energy industry.

In addition, the Sub-Advisor believes the attractive characteristics of the energy infrastructure business can be materially enhanced by a rigorous application of investment research and portfolio construction tools. There is generally less research coverage of these companies than in other sectors of comparable size whose securities are owned by institutional investors. In addition, the Sub-Advisor believes retail investors have enjoyed in recent years bond like yields from MLPs, MLP-related entities and energy sector and energy utility companies and, as such, hold them as bond substitutes and pay little attention to the growth rates of the dividends and distributions. The Sub-Advisor believes this creates an opportunity to outperform the sector using such investment research and portfolio construction tools. Since the companies in this asset class are affected by virtually every phase of the energy business (even if they are not directly invested in every phase), the Sub-Advisor believes it is necessary to have a strong working knowledge of the business including oil and gas production and gathering, transportation, refining and marketing, gas liquids processing and fractionation, petrochemical demand and cost structure as well as the regulatory framework that regulates the industry.

PORTFOLIO COMPOSITION

The Fund's portfolio is composed principally of the following investments. A more detailed description of the Fund's investment policies and restrictions and more detailed information about the Fund's portfolio investments are contained in the SAI.

Master Limited Partnerships. For purposes of this prospectus, an "MLP" is a limited partnership or a limited liability company that is treated as a partnership for federal income tax purposes, the interests in which (known as units) are traded on securities exchanges or over-the-counter. If publicly traded, to be treated as a partnership for U.S. federal income tax purposes, the entity must receive at least 90% of its income from qualifying sources as set forth in the Internal Revenue Code of 1986 (the "Code"). These qualifying sources include interest, dividends, real estate rents, gain from the sale or disposition of real property, income and gain from mineral or natural resources activities, income and gain from the transportation or storage of certain fuels, gain from the sale or disposition of a capital asset held for the production of income described in the foregoing and, in certain circumstances, income and gain from commodities or futures, forwards and options with respect to commodities. Mineral or natural resources activities include exploration, development, production, mining, refining, marketing and transportation (including pipelines), of oil and gas, minerals, geothermal energy, fertilizer, timber or carbon dioxide.

MLPs typically are structured as limited partnerships and have two classes of interests--general partner interests and limited partner interests. Both classes of owners are governed by the terms of a limited partnership agreement establishing their respective rights with regard to the income and liabilities of the MLP. The general partner typically controls the operations and management of the MLP through an equity interest in the MLP (typically up to 2% of total equity) and will be eligible to receive incentive distributions that increase based on specified profit targets attained by the MLP. Limited partners own the remainder of the MLP and have a limited role in the MLP's operations and management. Likewise, limited partners receive periodic distributions (usually quarterly) on a pre-tax basis until the unitholder sells its ownership interest in the MLP. MLPs often have two classes of limited partner interests--common units and subordinated units. Common units and general partner interests generally accrue arrearage rights to the extent certain distribution payment schedules are not met, but the subordinated units generally do not accrue such arrearages. The general partner of the MLP is typically owned by an energy company, an investment fund, the direct management of the MLP or is an entity owned by one or more of such parties. The general partner interest may be held by either a private or publicly traded corporation or other entity. In many cases, the general partner owns common units, subordinated units and incentive distribution rights ("IDRs") of the MLP in addition to its general partner interest in the MLP.

MLPs are typically structured such that common units and general partner interests have first priority to receive quarterly cash distributions up to the MQD (as defined below). Common units also accrue arrearages in distributions to the extent the MQD is not paid. Once common units have been paid, subordinated units receive distributions of up to the MQD; however, subordinated units do not accrue arrearages. Distributable cash in excess of the MQD paid to both common and subordinated units is distributed to both common and subordinated units generally on a pro rata basis. Whenever a distribution is paid to either common unitholders or subordinated unitholders, the general partner is paid a proportional distribution. The holders of IDRs (usually the general partner) are eligible to receive incentive distributions if the general partner operates the business of the MLP in a manner which results in distributions paid per unit surpassing specified target levels. As cash distributions to the limited partners increase, the IDRs receive an increasingly higher percentage of the incremental cash distributions. A common arrangement provides that the IDRs can reach a tier where the holder of the IDR receives 48% of every incremental dollar paid to partners. These IDRs encourage the general partner to streamline costs, increase capital expenditures and acquire assets in order to increase the MLP's cash flow and raise the quarterly cash distribution in order to reach higher tiers. Such results benefit all security holders of the MLP.

MLPs structured as limited liability companies also issue common and subordinated units. However, rights afforded to interest holders in a limited liability company (called "members") vary from those granted under the limited partnership ownership structure, in that limited liability company members typically have broader voting rights than limited partners in a limited partnership. Limited liability company common units represent an equity ownership interest in an MLP, entitling the holders to a share of the MLP's assets through distributions and/or capital appreciation. Limited liability company MLPs generally have only one class of equity, but in cases where there are subordinated classes, common unitholders generally have preferential distribution rights relative to rights held by subordinated unitholders, as well as arrearage rights if certain distribution payment schedules are not met. In the event of liquidation, limited liability company common unitholders have a right to the MLP's remaining assets after bondholders, other debt holders and preferred unitholders, if any, have been paid in full. Limited liability company common units may trade on a national securities exchange or over-the-counter. In contrast to limited partnerships, limited liability companies have no general or limited partner and often there are no incentive distribution rights, like those that most limited partnerships have, which entitle management or other unitholders to increased percentages of cash distributions as distributions reach higher target levels. In addition, limited liability company common unitholders typically have voting rights with respect to the limited liability company, whereas limited partnership common unitholders generally have limited voting rights.

The Fund generally seeks to invest in MLPs with stable cash flows and other characteristics consistent with its investment objective. See "--Investment Philosophy and Process" above. Consistent with its investment objective, the Fund may invest in the equity securities issued by MLPs and MLP-related entities, including common units and subordinated units of MLPs, I-Shares of MLP-related entities and common stock of MLP-related entities, such as general partners or other affiliates of the MLPs.

Equity Securities of MLPs and MLP-Related Entities. Equity securities currently consist of common units and subordinated units of MLPs, I-Shares, which represent an ownership interest of an MLP issued by an affiliated party, and common stock of MLP-related entities, such as general partners or other affiliates of the MLPs, and convertible securities that are in the money (i.e., the conversion price is less than the price of the underlying stock) and immediately convertible into equity securities of such entities. Such investments include equity securities issued by small- and mid-capitalization companies. Energy sector MLPs are limited partnerships or limited liability companies that derive at least 90% of their income from energy operations. MLPs organized as limited partnerships often have two classes of limited partner interests--common units and subordinated units. Common units generally accrue arrearage rights to the extent certain distribution payment schedules are not met, but the subordinated units generally do not accrue such arrearages. MLP common units are typically listed and traded on U.S. securities exchanges, including the NYSE and The Nasdaq Stock Market LLC ("Nasdaq"). The Fund purchases MLP common units through open market transactions, but may also acquire MLP common units through direct placements and initial public offerings. MLP subordinated units are typically issued by MLPs to their original sponsors, such as their founders, management teams, corporate general partners of MLPs, entities that sell assets to MLPs and institutional investors. The Fund may purchase subordinated units directly from these persons.

MLP Common Units. MLP common units represent a limited partnership interest in an MLP and may be listed and traded on U.S. securities exchanges or over-the-counter, with their value fluctuating predominantly based on prevailing market conditions (such as changes in interest rates) and the success of an MLP. The Fund purchases common units in market transactions but may also purchase securities directly from the MLP or other parties in private placements. Unlike owners of common stock of a corporation, owners of common units typically have limited voting rights and, in most instances, have no ability to annually elect directors. MLPs generally distribute all available cash flow (cash flow from operations less maintenance capital expenditures) in the form of quarterly distributions. Common unit holders have first priority to receive quarterly cash distributions up to the MQD and have arrearage rights. In the event of liquidation, common unit holders have preference over subordinated unit holders, but not debt holders or preferred unit holders, to the remaining assets of the MLP. MLPs also issue different classes of common units that may have different voting, trading, and distribution rights. MLPs also may issue new classes of units, such as class B units, that contain distinct structural modifications. For example, a new class of equity could be used to issue securities that do not receive a distribution for some specified period before converting into standard common units.

MLP Subordinated Units. MLP subordinated units are typically issued by MLPs to their original sponsors, such as their founders, management teams, corporate general partners of MLPs, entities that sell assets to MLPs, and institutional investors. The Fund may purchase subordinated units directly from these persons. Subordinated units have similar limited voting rights as common units and are generally not listed on an exchange nor publicly traded. Once the MQD on the common units, including any arrearages, has been paid, subordinated units will generally receive cash distributions up to the MQD prior to any incentive payments to the MLP's general partner. Unlike common units, subordinated units do not have arrearage rights. In the event of liquidation, common units and general partner interests have priority over subordinated units. Subordinated units are typically converted into common units on a one-to-one basis after certain time periods and/or performance targets have been satisfied. Subordinated units are generally valued based on the price of the common units, discounted to reflect the timing or likelihood of their conversion to common units and other factors.

MLP I-Shares. I-Shares represent an ownership interest issued by an affiliated party of an MLP. The MLP affiliate uses the proceeds from the sale of I-Shares to purchase limited partnership interests in the MLP in the form of i-units. I-units have similar features as MLP common units in terms of voting rights, liquidation preference and distributions. However, rather than receiving cash, the MLP affiliate holding i-units receives distributions in the form of additional i-units in an amount equal to the cash distributions received by the holders of MLP common units. Similarly, holders of I-Shares will receive additional I-Shares, in the same proportion as the MLP affiliates' receipt of i-units, rather than cash distributions. I-Shares themselves have limited voting rights which are similar to those applicable to MLP common units. The MLP affiliate issuing the I-Shares is structured as a corporation for federal income tax purposes. As a result, I-Shares holders, such as the Fund, will receive a Form 1099 rather than a Form K-1 statement. I-Shares are typically listed and traded on the NYSE and the NYSE MKT.

Other Equity Securities. In addition to the investments described above, the Fund may invest in other equity securities, including depositary receipts. Depositary receipts represent underlying shares of non-U.S. issuers, and include American Depositary Receipts ("ADRs"), European Depositary Receipts ("EDRs"), and Global Depositary Receipts ("GDRs"). U.S. dollar-denominated ADRs, which are traded in the United States on exchanges or over-the-counter, are issued by domestic banks. ADRs represent the right to receive securities of non-U.S. issuers deposited in a domestic bank or a correspondent bank. ADRs do not eliminate all the risk inherent in investing in the securities of non-U.S. issuers. However, by investing in ADRs rather than directly in non-U.S. issuers' stock, the Fund can avoid currency risks during the settlement period for either purchases or sales. In general, there is a large, liquid market in the United States for many ADRs. The information available for ADRs is subject to the accounting, auditing and financial reporting standards of the domestic market or exchange on which they are traded, which standards are more uniform and more exacting than those to which many non-U.S. issuers may be subject. The Fund also may invest in EDRs, GDRs, and other similar instruments representing securities of non-U.S. companies. EDRs and GDRs are securities that are typically issued by foreign banks or foreign trust companies, although U.S. banks or U.S. trust companies may issue them. EDRs and GDRs are structured similarly to the arrangements of ADRs. EDRs, in bearer form, are designed for use in European securities markets and are not necessarily denominated in the currency of the underlying security.

Certain depositary receipts, typically those denominated as unsponsored, require the holders thereof to bear most of the costs of the facilities while issuers of sponsored facilities normally pay more of the costs thereof. The depository of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the issuer of the deposited securities or to pass through the voting rights to facility holders in respect to the deposited securities, whereas the depository of a sponsored facility typically distributes shareholder communications and passes through voting rights. See "Risks--Non-U.S. Securities Risk."

Debt Securities. The Fund may invest up to 20% of its Managed Assets in debt securities of MLPs, MLP-related entities and other energy sector and energy utility companies, including certain securities rated below investment grade. The debt securities in which the Fund may invest may provide for fixed or variable principal payments and various types of interest rate and reset terms. To the extent that the Fund invests in below investment grade debt securities, such securities will be rated, at the time of investment, at least "B-" by S&P or "B3" by Moody's or a comparable rating by another NRSRO or, if unrated, determined to be of comparable quality by the Sub-Advisor. If a security satisfies the Fund's minimum rating criteria at the time of purchase and is subsequently downgraded below such rating, the Fund will not be required to dispose of such security. If a downgrade occurs, the Sub-Advisor will consider what action, including the sale of such security, is in the best interest of the Fund and its common shareholders. In light of the risks of below investment grade securities, the Sub-Advisor, in evaluating the creditworthiness of an issue, whether rated or unrated, will take various factors into consideration, which may include, as applicable, the issuer's operating history, financial resources and its sensitivity to economic conditions and trends, the market support for the facility financed by the issue (if applicable), the perceived ability and integrity of the issuer's management and regulatory matters.

Short-Term Debt Securities; Temporary Defensive Position; Invest-Up Period. During the period in which the net proceeds of the offering of Common Shares offered by this prospectus and any applicable prospectus supplement are being invested, or during periods in which the Sub-Advisor determines that it is temporarily unable to follow the Fund's investment strategy or that it is impractical to do so, the Fund may deviate from its investment strategy and invest all or any portion of its net assets in cash, cash equivalents or other short-term debt securities. The Sub-Advisor's determination that it is temporarily unable to follow the Fund's investment strategy or that it is impractical to do so will generally occur only in situations in which a market disruption event has occurred and where trading in the securities selected through application of the Fund's investment strategy is extremely limited or absent. In such a case, shares of the Fund may be adversely affected and the Fund may not pursue or achieve its investment objective.

INVESTMENT PRACTICES

Strategic Transactions. The Fund may, but is not required to, use various hedging and strategic transactions described below to seek to reduce interest rate risks arising from any use of leverage by the Fund, to facilitate portfolio management and mitigate risks, including, without limitation, interest rate, currency and credit risks and equity security price risk. Collectively, these transactions referred to above are "Strategic Transactions" and include the use of derivative instruments such as those described below. Hedging and strategic transactions are generally accepted under modern portfolio management theory and are regularly used by many investment companies and other institutional investors. Although the Sub-Advisor may seek to use such practices to further the Fund's investment objective, no assurance can be given that these practices, if used, will achieve this result.

Strategic Transactions have risks, including the imperfect correlation between the value of such instruments and the underlying assets, the possible default of the other party to the transactions or illiquidity of the derivative investments. Furthermore, the ability to successfully use Strategic Transactions depends on the Sub-Advisor's ability to predict pertinent market movements, which cannot be assured. Thus, the use of Strategic Transactions may result in losses greater than if they had not been used, may require the Fund to sell or purchase portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the Fund can realize on an investment, or may cause the Fund to hold a security that it might otherwise sell. Additionally, amounts paid by the Fund as premiums and cash or other assets held in margin accounts with respect to Strategic Transactions are not otherwise available to the Fund for investment purposes. Furthermore, certain Strategic Transactions may be considered a form of economic leverage on the Fund's portfolio and may be subject to the risks associated with the use of leverage. See "Risks--Leverage Risk."

To generate additional income, the Fund may write (or sell) covered call options on up to 35% of its Managed Assets. Such call options give the option holders the right, but not the obligation, to purchase common equity at a specified price (the "strike price") on one or more future dates (each, an "exercise date"). The price of the option is determined from trading activity in the broad options market, and generally reflects the relationship between the current market price for the underlying common equity and the strike price, as well as the time remaining until the expiration date. The Fund writes call options only if they are "covered." In the case of a call option on a common stock or other security, the option are "covered" if the Fund owns the security underlying the call or has an absolute and immediate right to acquire that security without additional cash consideration (or, if additional cash consideration is required, cash or other assets determined to be liquid by the Sub-Advisor (in accordance with procedures approved by the Board of Trustees) in such amount are segregated by the Fund's custodian) upon conversion or exchange of other securities held by the Fund. If an option written by the Fund expires unexercised, the Fund will realize on the expiration date a capital gain equal to the premium received by the Fund at the time the option was written. If an option purchased by the Fund expires unexercised, the Fund will realize a capital loss equal to the premium paid at the time the option expires. Prior to the earlier of exercise or expiration, an exchange-traded option may be closed out by an offsetting purchase or sale of an option of the same series (type, underlying security, exercise price, and expiration). There can be no assurance, however, that a closing purchase or sale transaction can be effected when the Fund desires. The Fund may sell put or call options it has previously purchased, which could result in a net gain or loss depending on whether the amount realized on the sale is more or less than the premium and other transaction costs paid on the put or call option purchased. See "Risks--Covered Call Options Risk" and "Tax Matters" below.

In addition to writing (selling) covered call options, the Fund may enter into interest rate swaps as a principal part of its investment strategy. In an interest rate swap, the Fund exchanges with another party their respective commitments to pay or receive interest (e.g., an exchange of an obligation to make fixed rate payments for an obligation to make floating rate payments). For example, if the Fund holds a debt instrument with an interest rate that is reset only once each year, it may swap the right to receive interest at this fixed rate for the right to receive interest at a rate that is reset every week. This would enable the Fund to offset a decline in the value of the debt instrument due to rising interest rates but would also limit its ability to benefit from falling interest rates. Conversely, if the Fund holds a debt instrument with an interest rate that is reset every week and it would like to lock in what it believes to be a high interest rate for one year, it may swap the right to receive interest at this variable weekly rate for the right to receive interest at a rate that is fixed for one year. Such a swap would protect the Fund from a reduction in yield due to falling interest rates and may permit the Fund to enhance its income through the positive differential between one week and one year interest rates, but would preclude it from taking full advantage of rising interest rates. Interest rate swaps will allow the Sub-Advisor to potentially manage the interest rate profile of the Fund's portfolio. See "Risks--Interest Rate Swaps Risk" below. See also "Other Investment Policies and Techniques--Strategic Transactions" in the SAI for a more complete discussion of Strategic Transactions and their risks.

In addition to interest rate swaps, the Fund also may utilize hedging techniques such as interest rate caps, floors or collars or credit transactions and credit default swaps (or any combination thereof) to mitigate potential interest rate risk on a portion of its leverage instruments. Such interest rate and credit hedges would principally be used to protect the Fund against higher costs on the Fund's leverage instruments resulting from increases in short-term interest rates. The Fund anticipates that the majority of the Fund's interest rate hedges will be interest rate swap contracts with financial institutions.

The Fund also may enter into currency exchange transactions to hedge the Fund's exposure to foreign currency exchange rate risk to the extent the Fund invests in non-U.S. dollar denominated securities of non-U.S. issuers. The Fund's currency transactions, if any, will be limited to portfolio hedging involving portfolio positions. Portfolio hedging is the use of a currency forward contract with respect to a portfolio security position denominated or quoted in a particular currency. A currency forward contract is an agreement to purchase or sell a specified currency at a specified future date (or within a specified time period) and at a price set (or determined pursuant to parameters provided) at the time of the contract. Currency forward contracts are usually entered into with banks, foreign exchange dealers or broker-dealers, are not exchange-traded, and are usually for less than one year, but may be renewed.

The Fund also may purchase and sell derivative investments such as total return and equity swaps, exchange-listed and over- the-counter put and call options on currencies, securities, energy-related commodities, equity, fixed-income and interest rate indices and other financial instruments and purchase and sell financial futures contracts and options thereon. The Fund also may purchase derivative investments that combine features of these instruments. The Fund may seek to use these and other Strategic Transactions as a portfolio management or hedging technique to seek to protect against possible adverse changes in the market value of securities held in or to be purchased for the Fund's portfolio, protect the value of the Fund's portfolio, facilitate the sale of certain securities for investment purposes, manage the effective interest rate and currency exposure of the Fund, including the effective yield paid on any leverage issued by the Fund, or establish positions in the derivatives markets as a temporary substitute for purchasing or selling particular securities.

The market value of the Fund's investments in these instruments and transactions that increase or decrease the Fund's exposure to energy sector MLPs, energy sector and energy utility MLP-related entities and other energy sector and energy utility companies, including investments in derivatives, is counted towards the Fund's policy to invest, under normal market conditions, 85% of its Managed Assets in equity and debt securities of MLPs, MLP-related entities and other energy sector and energy utility companies. See "Risks--Derivatives Risk" in this prospectus and "Additional Information About the Fund's Investments and Investment Risks--Strategic Transactions Risk" in the SAI for a more complete discussion of Strategic Transactions and their risks.

Portfolio Turnover. The Fund's annual portfolio turnover rate may vary greatly from year to year. Although the Fund cannot accurately predict its annual portfolio turnover rate, it is not expected to exceed 20% under normal circumstances, but may be higher or lower in certain periods. For the fiscal year ended October 31, 2017, the Fund's portfolio turnover rate was approximately 50%. Portfolio turnover rate is not considered a limiting factor in the execution of investment decisions for the Fund. A higher turnover rate results in correspondingly greater brokerage commissions and other transactional expenses that are borne by the Fund. High portfolio turnover may result in the Fund's recognition of gains that will be taxable as ordinary income, reducing the funds available to pay distributions to the Fund's common shareholders. In addition, high portfolio turnover may increase the Fund's current and accumulated earnings and profits, resulting in a greater portion of the Fund's distributions being treated as taxable dividends for federal income tax purposes. See "Tax Matters."

                                LEVERAGE PROGRAM

Any use of leverage by the Fund will be consistent with the provisions of the 1940 Act. Leverage instruments leverage the common shares of the Fund and have complete priority upon distribution of assets over the common shares and may be secured by the assets of the Fund. Although the timing of any leverage and the terms of the leverage are determined by the Fund's Board of Trustees, the Fund invests, and expects to continue to invest, the proceeds derived from any leverage offering in securities consistent with the Fund's investment objective and policies. So long as the Fund's portfolio is invested in securities that provide a higher rate of return than the dividend rate or interest rate of the leverage, after taking expenses in consideration, the leverage will cause common shareholders to receive a higher rate of return than if the Fund were not leveraged.

Under normal market conditions, the Fund expects to use leverage in an aggregate amount of approximately 25% to 30% of the Fund's Managed Assets to make additional investments to seek to enhance the level of its current distributions to common shareholders. The Fund is not, however, required to reduce leverage to the extent the above percentage limitation is exceeded as a result of a decline in the value of the Fund's assets. The Fund is currently engaged in, and expects to continue to engage in, the use of leverage through borrowings from a bank (or other financial institution). In this regard, the Fund entered into a committed facility agreement with The Bank of Nova Scotia that has a maximum commitment amount of $270,000,000 (the "Nova Scotia Facility"). The borrowing rate under the Nova Scotia Facility is equal to the 1-month LIBOR plus 85 basis points. In addition, the Fund pays a commitment fee of 0.25% on the undrawn amount of such facility when the utilization is below 75% of the maximum commitment amount. The average amount outstanding for the year ended October 31, 2017 was $236,831,507 with a weighted average interest rate of 1.84%. As of October 31, 2017, the Fund had outstanding borrowings of $235,500,000 under the Nova Scotia Facility, representing approximately 25.94% of the Fund's Managed Assets. As of October 31, 2017, the Fund had $34,500,000 in unutilized funds available for borrowing under the Nova Scotia Facility. Borrowings under the Nova Scotia Facility represent the only borrowings of the Fund as of the date of this prospectus. To date, the Fund has not issued any Preferred Shares.

Leverage creates risk and involves special considerations for the common shareholders, including the likelihood of greater volatility of net asset value and market price of the common shares, and the risk that fluctuations in interest rates on borrowings and debt or in the dividend rates on any Preferred Shares may affect the return to the common shareholders or will result in fluctuations in the dividends paid on the common shares. To the extent total return derived from securities purchased with funds received from the use of leverage exceeds the cost of leverage, the Fund's return will be greater than if leverage had not been used. Conversely, if the total return derived from securities purchased with funds received from the use of leverage is less than the cost of leverage, the Fund's return will be less than if leverage had not been used, and therefore the amount available for distribution to common shareholders as dividends and other distributions will be reduced. In the latter case, the Fund's Board of Trustees in its best judgment nevertheless may determine to maintain the Fund's leveraged position if it expects that the benefits to the Fund's common shareholders of maintaining the leveraged position will outweigh the current reduced return. Under normal market conditions, the Fund anticipates that it will be able to invest the proceeds from leverage at a higher rate of return than the costs of leverage, which enhances returns to common shareholders. See "Risks--Leverage Risk."

The fees paid to the Advisor and by the Advisor to the Sub-Advisor will be calculated on the basis of the Managed Assets, including proceeds from borrowings for leverage and the issuance of Preferred Shares. During periods in which the Fund is utilizing leverage, the investment advisory and sub-advisory fees payable to the Advisor and by the Advisor to the Sub-Advisor, respectively, will be higher than if the Fund did not utilize a leveraged capital structure. Therefore, the Advisor and the Sub-Advisor have a financial incentive to leverage the Fund, which may create a conflict of interest between the Advisor and Sub-Advisor on the one hand and the common shareholders on the other. See "Risks--Potential Conflicts of Interest Risk." Because payments on any leverage would be paid by the Fund at a specified rate, only the Fund's common shareholders would bear the Fund's management fees and other expenses.

The issuance of Common Shares offered by this prospectus will enable the Fund to increase the aggregate amount of its leverage. The Fund may make further use of leverage through additional borrowings and/or the issuance of Preferred Shares to the extent permitted by the 1940 Act. However, there is no assurance that the Fund will increase the amount of its leverage or utilize leverage in addition to the Nova Scotia Facility or that, if additional leverage is utilized, it will be successful in enhancing the level of the Fund's current distributions. It is possible that the Fund will be unable to obtain additional leverage. If the Fund is unable to increase its leverage after the issuance of the Common Shares pursuant to this prospectus and any prospectus supplement, there could be an adverse impact on the return to common shareholders. In addition, to the extent additional leverage is utilized, the Fund may consequently be subject to certain financial covenants and restrictions that are not currently imposed on the Fund. The Fund's common shares are likely to be junior in liquidation and distribution rights to amounts owed pursuant to any additional leverage instruments that may be utilized by the Fund in the future.

The Fund's Declaration of Trust authorizes the Fund, without prior approval of the common shareholders, to borrow money (such as pursuant to the Nova Scotia Facility). In this connection, the Fund may issue notes or other evidence of indebtedness (including bank borrowings or commercial paper) and may secure any such borrowings by mortgaging, pledging or otherwise subjecting as security the Fund's assets. In connection with such borrowing, the Fund may be required to maintain minimum average balances with the lender or to pay a commitment or other fee to maintain a line of credit. Any such requirements will increase the cost of borrowing over the stated interest rate. Under the requirements of the 1940 Act, the Fund, immediately after any such borrowings, must have an "asset coverage" of at least 300% (i.e., the aggregate amount of outstanding borrowings may not exceed 33-1/3% of total assets). With respect to such borrowing, asset coverage means the ratio which the value of the total assets of the Fund, less all liabilities and indebtedness not represented by senior securities (as defined in the 1940 Act), bears to the aggregate amount of such borrowing.

The rights of lenders to the Fund to receive interest on and repayment of principal of any such borrowings are senior to those of the common shareholders, and the terms of any such borrowings may contain provisions which limit certain activities of the Fund, including the payment of dividends to common shareholders in certain circumstances. Further, the 1940 Act does (in certain circumstances) grant to the lenders to the Fund certain voting rights in the event of default in the payment of interest on or repayment of principal. Any borrowing will likely be ranked senior or equal to all other existing and future borrowings of the Fund.

Certain types of borrowings may result in the Fund being subject to covenants in credit agreements, such as the committed facility agreement for the Nova Scotia Facility, relating to asset coverage and portfolio composition requirements. There is no assurance that the Fund will not violate asset coverage covenants relating to the Nova Scotia Facility in the future. In such event, the Fund may be required to repay all outstanding borrowings immediately. In order to repay such amounts, the Fund may be required to sell assets quickly which could have a material adverse effect on the Fund and could trigger negative tax implications. In addition, the Fund would be precluded from declaring or paying any distribution on the common shares during the continuance of such event of default.

Generally, covenants to which the Fund may be subject include affirmative covenants, negative covenants, financial covenants, and investment covenants. An example of an affirmative covenant would be one that requires the Fund to send its annual audited financial report to the lender. An example of a negative covenant would be one that prohibits the Fund from making any amendments to its fundamental policies. An example of a financial covenant is one that would require the Fund to maintain a 3:1 asset coverage ratio. An example of an investment covenant is one that would require the Fund to limit its investment in a particular asset class. Loan documents and other credit agreements also may restrict the Fund's ability to change its investment adviser, sub-adviser or custodian, amend its fundamental investment policies or fundamental investment objective, or take on additional indebtedness without prior consent with the counterparty thereto. The Fund may be subject to certain restrictions on investments imposed by guidelines of one or more rating agencies, which may issue ratings for debt securities or Preferred Shares issued by the Fund. These guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed by the 1940 Act. It is not anticipated that these covenants or guidelines will impede the Advisor and Sub-Advisor from managing the Fund's portfolio in accordance with the Fund's investment objective and policies.

Under the 1940 Act, the Fund is not permitted to issue Preferred Shares unless immediately after such issuance the value of the total assets of the Fund is at least 200% of the liquidation value of the outstanding Preferred Shares (i.e., the liquidation value may not exceed 50% of the Fund's total assets). In addition, the Fund is not permitted to declare any cash dividend or other distribution on its common shares unless, at the time of such declaration, the value of the Fund's total assets is at least 200% of such liquidation value. If Preferred Shares are issued, the Fund intends, to the extent possible, to purchase or redeem Preferred Shares from time to time to the extent necessary in order to maintain coverage of any Preferred Shares of at least 200%. In addition, as a condition to obtaining ratings on the Preferred Shares, the terms of any Preferred Shares issued are expected to include more stringent asset coverage maintenance provisions which will require the redemption of the Preferred Shares in the event of non-compliance by the Fund and may also prohibit dividends and other distributions on the common shares in such circumstances. In order to meet redemption requirements, the Fund may have to liquidate portfolio securities. Such liquidations and redemptions would cause the Fund to incur related transaction costs and could result in capital losses to the Fund. If the Fund has Preferred Shares outstanding, two of the Fund's Trustees will be elected by the holders of Preferred Shares as a class. The remaining Trustees of the Fund will be elected by holders of common shares and Preferred Shares voting together as a single class. In the event the Fund failed to pay dividends on Preferred Shares for two years, holders of Preferred Shares would be entitled to elect a majority of the Trustees of the Fund.

The Fund may also borrow money as a temporary measure for extraordinary or emergency purposes, including the payment of dividends and the settlement of securities transactions which otherwise might require untimely dispositions of Fund securities.

EFFECTS OF LEVERAGE

The aggregate principal amount of borrowings under the Nova Scotia Facility represented approximately 25.94% of Managed Assets as of October 31, 2017. Asset coverage with respect to the borrowings under the Nova Scotia Facility was 386% and the Fund had $34,500,000 in unutilized funds available for borrowing under the Nova Scotia Facility as of that date. The borrowing rate under the Nova Scotia Facility agreement is equal to 1-month LIBOR plus 85 basis points. In addition, the Fund pays a commitment fee of 0.25% on the undrawn amount of such facility when the utilization is below 75% of the maximum commitment amount. The total annual interest and fee rate as of October 31, 2017 was 2.10%.

Assuming that the Fund's leverage costs remain as described above (at an assumed average annual cost of 2.10%), the annual return that the Fund's portfolio must experience (net of expenses) in order to cover its leverage costs would be 0.54%.

The following table is furnished in response to requirements of the SEC. It is designed to illustrate the effect of leverage on common share total return, assuming investment portfolio total returns (comprised of income and changes in the value of securities held in the Fund's portfolio) of (10)%, (5)%, 0%, 5% and 10%. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of the investment portfolio returns experienced or expected to be experienced by the Fund. See "Risks."

The table further assumes leverage representing 25.94% of the Fund's Managed Assets, net expenses, and the Fund's current annual leverage interest and fee rate of 2.10%.

    Assumed Portfolio Total Return (Net of Expenses).........    (10)%       (5)%      0%       5%       10%
    Common Share Total Return................................   (14.24)%    (7.49)%  (0.74)%   6.02%   12.77%

Common share total return is composed of two elements: the common share dividends paid by the Fund (the amount of which is largely determined by the net investment income of the Fund after paying dividends or interest on its leverage) and gains or losses on the value of the securities the Fund owns. As required by SEC rules, the table above assumes that the Fund is more likely to suffer capital losses than to enjoy capital appreciation.

                                     RISKS

Risk is inherent in all investing. The following discussion summarizes the principal risks that you should consider before deciding whether to invest in the Fund.

INVESTMENT AND MARKET RISK

An investment in the common shares is subject to investment risk, including the possible loss of the entire amount that you invest. Your investment in common shares represents an indirect investment in the securities owned by the Fund, a significant portion of which will be traded on a national securities exchange or in the over-the-counter markets. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. The value of the securities in which the Fund invests will affect the value of the common shares. Your common shares at any point in time may be worth less than your original investment, even after taking into account the reinvestment of Fund dividends and distributions. The Fund has been designed primarily as a long-term investment vehicle and is not intended to be used as a short-term trading vehicle.

MARKET DISCOUNT FROM NET ASSET VALUE

Although the Common Shares offered under this prospectus will be offered at a public offering price equal to or in excess of the NAV per share of the Fund's common shares at the time such Common Shares are initially sold, shares of closed-end investment companies frequently trade at a discount from their NAV. This characteristic is a risk separate and distinct from the risk that the Fund's NAV per common share could decrease as a result of its investment activities and may be greater for investors expecting to sell their Common Shares in a relatively short period following completion of an offering under this prospectus and the applicable prospectus supplement. The NAV of the Common Shares offered under this prospectus may be reduced immediately following an offering as a result of the payment of certain offering costs. Although the value of the Fund's net assets is generally considered by market participants in determining whether to purchase or sell common shares, whether investors will realize gains or losses upon the sale of the common shares will depend entirely upon whether the market price of the common shares at the time of sale is above or below the investor's purchase price for the common shares. Because the market price of the common shares is affected by factors such as NAV, dividend and distribution levels and their stability (which are in turn affected by levels of dividend and interest payments by the Fund's portfolio holdings, the timing and success of the Fund's investment strategies, regulations affecting the timing and character of the Fund's distributions, the Fund's expenses and other factors), supply of and demand for the common shares, trading volume of the common shares, general market, interest rate and economic conditions, and other factors beyond the control of the Fund, the Fund cannot predict whether the Common Shares offered under this prospectus will trade at, below or above NAV or at, below or above the public offering price thereof.

MARKET IMPACT RISK

The sale of the Common Shares (or the perception that such sales may occur) may have an adverse effect on prices in the secondary market for the Fund's common shares through increasing the number of shares available, which may put downward pressure on the market price for the Fund's common shares. These sales also might make it more difficult for the Fund to sell additional equity securities in the future at a time and price the Fund deems appropriate.

MANAGEMENT RISK AND RELIANCE ON KEY PERSONNEL

The Fund is subject to management risk because it is an actively managed portfolio. The Advisor and Sub-Advisor apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these will produce the desired results.

In addition, the implementation of the Fund's investment strategy depends upon the continued contributions of certain key employees of the Advisor and Sub-Advisor, some of whom have unique talents and experience and would be difficult to replace. The loss or interruption of the services of a key member of the portfolio management team could have a negative impact on the Fund during the transitional period that would be required for a successor to assume the responsibilities of the position.

POTENTIAL CONFLICTS OF INTEREST RISK

First Trust Advisors (as defined below), Energy Income Partners (as defined below) and the portfolio managers have interests which may conflict with the interests of the Fund. In particular, First Trust Advisors and Energy Income Partners currently manage and may in the future manage and/or advise other investment funds or accounts with the same or substantially similar investment objective and strategies as the Fund. As a result, First Trust Advisors, Energy Income Partners and the Fund's portfolio managers must allocate their time and investment ideas across multiple funds and accounts. First Trust Advisors, Energy Income Partners and the Fund's portfolio managers may identify a limited investment opportunity that may be suitable for multiple funds and accounts, and the opportunity may be allocated among these several funds and accounts, which may limit the Fund's ability to take full advantage of the investment opportunity. Additionally, transaction orders may be aggregated for multiple accounts for purposes of execution, which may cause the price or brokerage costs to be less favorable to the Fund than if similar transactions were not being executed concurrently for other accounts. At times, a portfolio manager may determine that an investment opportunity may be appropriate for only some of the funds and accounts for which he or she exercises investment responsibility, or may decide that certain of the funds and accounts should take differing positions with respect to a particular security. In these cases, the portfolio manager may place separate transactions for one or more funds or accounts which may affect the market price of the security or the execution of the transaction, or both, to the detriment or benefit of one or more other funds and accounts. For example, a portfolio manager may determine that it would be in the interest of another account to sell a security that the Fund holds, potentially resulting in a decrease in the market value of the security held by the Fund.

The portfolio managers may also engage in cross trades between funds and accounts, may select brokers or dealers to execute securities transactions based in part on brokerage and research services provided to First Trust Advisors or Energy Income Partners which may not benefit all funds and accounts equally and may receive different amounts of financial or other benefits for managing different funds and accounts. Finally, First Trust Advisors or its affiliates may provide more services to some types of funds and accounts than others.

There is no guarantee that the policies and procedures adopted by First Trust Advisors, Energy Income Partners and the Fund will be able to identify or mitigate the conflicts of interest that arise between the Fund and any other investment funds or accounts that First Trust Advisors and/or Energy Income Partners may manage or advise from time to time.

In addition, while the Fund is using leverage, the amount of the fees paid to the Advisor (and by the Advisor to the Sub-Advisor) for investment advisory and management services are higher than if the Fund did not use leverage because the fees paid are calculated based on Managed Assets, which include assets purchased with leverage. Therefore, the Advisor and the Sub-Advisor have a financial incentive to leverage the Fund, which creates a conflict of interest between the Advisor and the Sub-Advisor on the one hand and the Common Shareholders of the Fund on the other. For further information on potential conflicts of interest and the terms of each of the Investment Management Agreement and the Sub-Advisory Agreement, see "Investment Advisor" and "Sub-Advisor" in the SAI.

MLP RISKS

An investment in MLP units involves risks which differ from an investment in common stock of a corporation. Holders of MLP units have limited control and voting rights on matters affecting the partnership. The Fund is not responsible for operating MLPs and similar entities and cannot control or monitor their compliance with applicable tax, securities and other laws and regulations necessary for the profitability of such investments. Holders of MLP units could potentially become subject to liability for all of the obligations of an MLP, if a court determines that the rights of the unitholders to take certain action under the limited partnership agreement would constitute "control" of the business of that MLP, or if a court or governmental agency determines that the MLP is conducting business in a state without complying with the limited partnership statute of that state.

Furthermore, the structures and terms of the MLPs and other entities described in this prospectus may not be indicative of the structure and terms of every entity in which the Fund invests. Although the energy sector has grown significantly in past years, such market trends may not exist from time to time due to economic conditions, which are not predictable, or other factors. In addition, certain conflicts of interest exist between common unit holders and the general partner, including those arising from incentive distribution payments. Conflicts of interest may arise from incentive distribution payments paid to the general partner, or referral of business opportunities by the general partner or one of its affiliates to an entity other than the MLP. Holders of general partner or managing member interests typically receive incentive distribution rights, which provide them with an increasing share of the entities' aggregate cash distributions upon the payment of per common unit quarterly distributions that exceed specified threshold levels above the an established minimum amount ("minimum quarterly distribution" or "MQD"). The ability of the limited partners or members to remove the general partner or managing member without cause is typically very limited. In addition, some MLPs permit the holder of incentive distribution rights to reset, under specified circumstances, the incentive distribution levels and receive compensation in exchange for the distribution rights given up in the reset.

The MLPs in which the Fund invests are primarily in the energy sector. See "--Investment Concentration Risk."

The federal income tax rules relating to the auditing of partnerships and partners have recently changed. The Fund may have little input in any audit asserted against an MLP and may be contractually or legally obligated to make payments in regard to deficiencies asserted without the ability to put forward an independent defense.

INVESTMENT CONCENTRATION RISK

The Fund's investments are concentrated in the group of industries that are part of the energy sector, with a particular focus on MLPs, MLP-related entities and other companies in the energy sector and energy utility industries. The Fund's concentration in the group of industries that are part of the energy sector may present more risk than if the Fund were broadly diversified over multiple sectors of the economy. A downturn in one or more industries within the energy sector, material declines in energy-related commodity prices (such as the decline in commodity prices experienced in recent years), adverse political, legislative or regulatory developments or other events could have a larger impact on the Fund than on an investment company that does not concentrate in the group of industries that are part of the energy sector. The performance of companies in the group of industries that are part of the energy sector may lag the performance of other sectors or the broader market as a whole; in particular, during a downturn like what has been experienced in recent years in the energy sector. Although the Fund invests in MLPs, MLP-related entities and other energy sector and energy utility companies that are weighted towards non-cyclical, fee-for-service revenues, these companies may nonetheless have segments of their respective businesses that are exposed to cyclical assets and, therefore, risks associated with such cyclical assets are also discussed below in addition to those risks associated with non-cyclical, fee-for-service revenues. Certain risks inherent in investing in the business of the types of securities that the Fund may invest include the following:

      o Commodity Pricing Risk. The operations and financial performance of MLPs, MLP-related entities and other energy sector and energy utility companies may be directly affected by energy commodity prices, especially those MLPs, MLP-related entities and other energy sector and energy utility companies that own the underlying energy commodity or receive payments for services that are based on commodity prices. Such impact may be a result of changes in the price for such commodity or a result of changes in the price of one energy commodity relative to the price of another energy commodity (for example, the price of natural gas relative to the price of NGLs). Commodity prices fluctuate for several reasons, including changes in market and economic conditions, the impact of weather on demand, levels of domestic and international production, policies implemented by the Organization of the Petroleum Exporting Countries, energy conservation, domestic and foreign governmental regulation and taxation and the availability of local, intrastate and interstate transportation systems. Volatility of commodity prices, which may lead to a reduction in production or supply, may also negatively impact the performance of MLPs, MLP-related entities and other energy sector and energy utility companies which are solely involved in the transportation, processing, storage, distribution or marketing of commodities. Volatility of commodity prices may also make it more difficult for MLPs, MLP-related entities and other energy sector and energy utility companies to raise capital to the extent the market perceives that their performance may be directly or indirectly tied to commodity prices and there is uncertainty regarding these companies' ability to maintain or grow cash distributions to their equity holders.


      o Supply and Demand Risk. As noted above, a decrease in the production of natural gas, NGLs, crude oil, coal or other energy commodities or a decrease in the volume of such commodities available for transportation, processing, storage or distribution may adversely impact the operations and financial performance of MLPs, MLP-related entities and other energy sector and energy utility companies. Production declines and volume decreases could be caused by various factors, including catastrophic events affecting production, depletion of resources, labor difficulties, environmental proceedings, increased regulations, equipment failures and unexpected maintenance problems, import supply disruption, increased competition from alternative energy sources, depressed commodity prices or access to capital for companies engaged in exploration and production. Alternatively, a sustained decline in demand for such commodities could also impact the financial performance of MLPs, MLP-related entities and other energy sector and energy utility companies. Factors which could lead to a decline in demand include economic recession or other adverse economic conditions, higher fuel taxes or governmental regulations, increases in fuel economy, consumer shifts to the use of alternative fuel sources, an increase in commodity prices, or weather.

      o Lack of Diversification of Customers and Suppliers. Certain MLPs, MLP-related entities and other energy sector and energy utility companies depend upon a limited number of customers for substantially all of their revenue. Similarly, certain MLPs, MLP-related entities and other energy sector and energy utility companies depend upon a limited number of suppliers of goods or services to continue their operations. Energy industry downturns resulting from lower commodity prices may put pressure on a number of these customers and suppliers. The loss of any such customers or suppliers, including through bankruptcy, could materially adversely affect such MLPs', MLP-related entities' and other energy sector and energy utility companies' results of operations and cash flow, and their ability to make distributions to unit holders, such as the Fund, would therefore be materially adversely affected.

      o Depletion and Exploration Risk. MLPs, MLP-related entities and other energy sector and energy utility companies also engaged in the production (exploration, development, management or production) of natural gas, NGLs (including propane), crude oil, refined petroleum products or coal are subject to the risk that their commodity reserves naturally deplete over time. Reserves are generally increased through expansion of their existing business, through exploration of new sources or development of existing sources, through acquisitions or by securing long-term contracts to acquire additional reserves, each of which entails risk. The financial performance of these issuers may be adversely affected if they are unable to acquire, cost-effectively, additional reserves at a rate at least equal to the rate of natural decline. A failure to maintain or increase reserves could reduce the amount and change the characterization of cash distributions paid by these MLPs, MLP-related entities and other energy sector and energy utility companies.

As a result of the downturn in recent years in energy-related commodity prices, many MLPs, MLP-related entities and other energy sector and energy utility companies have significantly reduced capital expenditures to develop their reserve bases. This resulted in declines in domestic production levels. Many MLPs, MLP-related entities and other energy sector and energy utility companies were forced to monetize reserves to manage the balance sheets and maintain adequate liquidity levels. Some MLPs, MLP-related entities and other energy sector and energy utility companies have been forced to file for bankruptcy in an effort to restructure their balance sheets. These actions have had a negative impact on the operating results and financial performance for MLPs, MLP-related entities and other energy sector and energy utility companies engaged in the transportation, storage, distribution and processing of production from such MLPs, MLP-related entities and other energy sector and energy utility companies.

      o Regulatory Risk. The energy sector and energy utility industries are highly regulated. MLPs, MLP-related entities and other energy sector and energy utility companies are subject to significant regulation of nearly every aspect of their operations by federal, state and local governmental agencies. Such regulation can change rapidly or over time in both scope and intensity. For example, a particular by-product or process may be declared hazardous (sometimes retroactively) by a regulatory agency which could unexpectedly increase production costs. Various governmental authorities have the power to enforce compliance with these regulations and the permits issued under them, and violators are subject to administrative, civil and criminal penalties, including civil fines, injunctions or both. Stricter laws, regulations or enforcement policies could be enacted in the future which would likely increase compliance costs and may adversely affect the financial performance of MLPs, MLP-related entities and other energy sector and energy utility companies.

Specifically, the operations of wells, gathering systems, pipelines, refineries and other facilities are subject to stringent and complex federal, state and local environmental laws and regulations. These include, for example:

      o the federal Clean Air Act and comparable state laws and regulations that impose obligations related to air emissions;

      o the federal Clean Water Act and comparable state laws and regulations that impose obligations related to discharges of pollutants into regulated bodies of water;

      o the Resource Conservation and Recovery Act ("RCRA") and comparable state laws and regulations that impose requirements for the handling and disposal of waste from facilities; and

      o the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA," also known as "Superfund") and comparable state laws and regulations that regulate the cleanup of hazardous substances that may have been released at properties currently or previously owned or operated by MLPs, MLP-related entities or other energy sector or energy utility companies or at locations to which they have sent waste for disposal.

Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements, and the issuance of orders enjoining future operations. Certain environmental statutes, including RCRA, CERCLA, the federal Oil Pollution Act and analogous state laws and regulations, impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed of or otherwise released. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances or other waste products into the environment.

There is an inherent risk that MLPs, MLP-related entities and other energy sector and energy utility companies may incur environmental costs and liabilities due to the nature of their businesses and the substances they handle. For example, an accidental release from wells or gathering pipelines could subject them to substantial liabilities for environmental cleanup and restoration costs, claims made by neighboring landowners and other third parties for personal injury and property damage, and fines or penalties for related violations of environmental laws or regulations. Moreover, the possibility exists that stricter laws, regulations or enforcement policies could significantly increase the compliance costs of MLPs, MLP-related entities or other energy sector or energy utility companies. For example, hydraulic fracturing, a technique used in the completion of certain oil and gas wells, has become a subject of increasing regulatory scrutiny and may be subject in the future to more stringent, and more costly to comply with, requirements. Similarly, the implementation of more stringent environmental requirements could significantly increase the cost of any remediation that may become necessary. MLPs, MLP-related entities and other energy sector and energy utility companies may not be able to recover these costs from insurance.

Voluntary initiatives and mandatory controls have been adopted or are being discussed both in the United States and worldwide to reduce emissions of "greenhouse gases" such as carbon dioxide, a by-product of burning fossil fuels, and methane, the major constituent of natural gas, which many scientists and policymakers believe contribute to global climate change. These measures and future measures could result increased costs to certain companies in which the Fund may invest to operate and maintain facilities and administer and manage a greenhouse gas emissions program and may reduce demand for fuels that generate greenhouse gases and that are managed or produced by companies in which the Fund may invest.

In the wake of a Supreme Court decision holding that the United States Environmental Protection Agency (the "EPA") has some legal authority to deal with climate change under the Clean Air Act, the EPA and the Department of Transportation jointly wrote regulations to cut gasoline use and control greenhouse gas emissions from cars and trucks. The EPA has also taken action to require certain entities to measure and report greenhouse gas emissions and certain facilities may be required to control emissions of greenhouse gases pursuant to EPA air permitting and other regulatory programs.

These measures, and other programs addressing greenhouse gas emissions, could reduce demand for energy or raise prices, which may adversely affect the total return of certain of the Fund's investments. In addition, certain states (individually or in regional cooperation), have taken or proposed measures to reduce emissions of greenhouse gases.

      o Interest Rate Risk. Rising interest rates could adversely impact the financial performance of MLPs, MLP-related entities and other energy sector and energy utility companies. Rising interest rates may increase an MLP's, MLP-related entity's or other energy sector or energy utility company's cost of capital, which would increase operating costs and may reduce an MLP's, MLP-related entity's or other energy sector or energy utility company's ability to execute acquisitions or expansion projects in a cost-effective manner. Rising interest rates may also impact the price of MLP units, MLP-related entity securities and energy sector and energy utility company shares as the yields on alternative investments increase.

      o Acquisition or Reinvestment Risk. The ability of MLPs, MLP-related entities and other energy sector and energy utility companies to grow and to increase distributions to their equity holders can be dependent in part on their ability to make acquisitions or find organic projects that result in an increase in adjusted operating cash flow. In the event that MLPs, MLP-related entities and other energy sector and energy utility companies are unable to make such accretive acquisitions/projects either because they are unable to identify attractive acquisition/project candidates or negotiate acceptable purchase contracts or because they are unable to raise financing on economically acceptable terms or because they are outbid by competitors, their future growth and ability to raise distributions may be hindered. Furthermore, even if MLPs, MLP-related entities and other energy sector and energy utility companies do consummate acquisitions/projects that they believe will be accretive, the acquisitions/projects may in fact turn out to result in a decrease in adjusted operating cash flow. Any acquisition/project involves risks, including among other things: mistaken assumptions about revenues and costs, including synergies; the assumption of unknown liabilities; limitations on rights to indemnity from the seller; the diversion of management's attention from other business concerns; unforeseen difficulties operating in new product areas or new geographic areas; and customer or key employee losses at the acquired businesses.

      o Affiliated Party Risk. Certain MLPs, MLP-related entities and other energy sector and energy utility companies may be dependent on their parents or sponsors for a majority of their revenues. Any failure by the parents or sponsors of such entities to satisfy their payments or obligations would impact the MLP's, MLP-related entity's or energy sector or energy utility company's revenues and cash flows and ability to make distributions.

      o Weather Risk. Weather plays a role in the seasonality of some MLPs', MLP-related entities' and other energy sector and energy utility companies' cash flows. MLPs, MLP-related entities and other energy sector and energy utility companies in the propane industry, for example, rely on the winter season to generate a significant portion of their earnings. In an unusually warm winter season, propane MLPs, MLP-related entities and other energy sector and energy utility companies may experience decreased demand for their product.

      o Catastrophe Risk. The operations of MLPs, MLP-related entities and other energy sector and energy utility companies are subject to many hazards inherent in transporting, processing, storing, distributing or marketing natural gas, NGLs, crude oil, refined petroleum products or other hydrocarbons, or in exploring, managing or producing such commodities or products, including: damage to pipelines, storage tanks or related equipment and surrounding properties caused by hurricanes, tornadoes, floods, fires and other natural disasters and acts of terrorism; inadvertent damage from construction and farm equipment; leaks of natural gas, NGLs, crude oil, refined petroleum products or other hydrocarbons; and explosions. These risks could result in substantial losses due to personal injury and/or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage and may result in the curtailment or suspension of their related operations. Not all MLPs, MLP-related entities and other energy sector and energy utility companies are fully insured against all risks inherent to their businesses. If a significant accident or event occurs that is not fully insured, it could adversely affect their operations and financial condition.

      o Terrorism/Market Disruption Risk. MLPs, MLP-related entities and other energy sector and energy utility companies are subject to disruption as a result of terrorist activities, war, and other geopolitical events, including upheaval in the Middle East or other energy producing regions. The U.S. government has issued warnings that energy assets, specifically those related to pipeline and other energy infrastructure, production facilities and transmission and distribution facilities, may be targeted in future terrorist attacks. Internal unrest, acts of violence or strained relations between a government and energy companies or other governments may affect the operations and profitability of MLPs, MLP-related entities and other energy sector and energy utility companies, particularly marine transportation companies. Political instability in other parts of the world may also cause volatility and disruptions in the market for the securities of MLPs, MLP-related entities and other energy sector and energy utility companies, even those that operate solely in North America.

      o Technology Risk. Some MLPs, MLP-related entities and other energy sector and energy utility companies are focused on developing new technologies and are strongly influenced by technological changes. Technology development efforts by MLPs, MLP-related entities and other energy sector and energy utility companies may not result in viable methods or products. MLPs, MLP-related entities and other energy sector and energy utility companies may bear high research and development costs, which can limit their ability to maintain operations during periods of organizational growth or instability. Some MLPs, MLP-related entities and other energy sector and energy utility companies may be in the early stages of operations and may have limited operating histories and smaller market capitalizations on average than companies in other sectors. As a result of these and other factors, the value of investments in MLPs, MLP-related entities and other energy sector and energy utility companies may be considerably more volatile than that in more established segments of the economy.

INDUSTRY SPECIFIC RISK

MLPs, MLP-related entities and other energy sector and energy utility companies are also subject to risks that are specific to the industry they serve.

      o MLPs, MLP-related entities and other energy sector and energy utility companies that provide crude oil, refined product and natural gas services are subject to supply and demand fluctuations in the markets they serve which will be impacted by a wide range of factors including fluctuating commodity prices, weather, increased conservation or use of alternative fuel sources, increased governmental or environmental regulation, depletion, rising interest rates, declines in domestic or foreign production, accidents or catastrophic events, and economic conditions, among others.

      o MLPs, MLP-related entities and other energy sector and energy utility companies that operate assets are also subject to the credit risk of their customers. For example, during 2015 and 2016, many MLPs, MLP-related entities and other energy sector and energy utility companies that explore for and produce oil, natural gas and NGLs filed for bankruptcy. During the bankruptcy process, the debtor entity may be able to reject a contract that it has with an MLP, MLP-related entity or other energy sector or energy utility company that provides services for the debtor, which services could include gathering, processing, transporting, fractionating or storing the debtor entity's production. If a contract is successfully rejected during bankruptcy, the affected MLP, MLP-related entity or other energy sector or energy utility company will have an unsecured claim for damages but will likely only recover a portion of its claim for damages and may not recover anything at all. Furthermore, if the terms of the contract are not economic for the MLP, MLP-related entity or other energy sector or energy utility company, there may be an incentive for the MLP or other company to renegotiate the contract to increase the utilization of its assets (whether or not the MLP, MLP-related entity or other energy sector or energy utility company has filed for bankruptcy). In either case, an MLP or other company that operates assets for an MLP, MLP-related entity or other energy sector or energy utility company that is in financial distress could experience a material adverse impact to its financial performance and results of operations.

      o Propane companies are subject to earnings variability based upon weather conditions in the markets they serve, fluctuating commodity prices, increased use of alternative fuels, increased governmental or environmental regulation, and accidents or catastrophic events, among others.

      o MLPs, MLP-related entities and other energy sector and energy utility companies with coal assets are subject to supply and demand fluctuations in the markets they serve which will be impacted by a wide range of factors including, fluctuating commodity prices, the level of their customers' coal stockpiles, weather, increased conservation or use of alternative fuel sources, increased governmental or environmental regulation, depletion, rising interest rates, transportation issues, declines in domestic or foreign production, mining accidents or catastrophic events, health claims and economic conditions, among others.

      o MLPs, MLP-related entities and other energy sector and energy utility companies that own interstate pipelines are subject to regulation by the Federal Energy Regulatory Commission ("FERC") with respect to the tariff rates they may charge for transportation services. An adverse determination by FERC with respect to the tariff rates of such a company could have a material adverse effect on its business, financial condition, results of operations and cash flows and its ability to pay cash distributions or dividends. In addition, FERC has a tax allowance policy, which permits such companies to include in their cost of service an income tax allowance to the extent that their owners have an actual or potential tax liability on the income generated by them. If FERC's income tax allowance policy were to change in the future to disallow a material portion of the income tax allowance taken by such interstate pipeline companies, it would adversely impact the maximum tariff rates that such companies are permitted to charge for their transportation services, which in turn could adversely affect such companies' financial condition and ability to pay distributions to shareholders.

      o Marine shipping (or "tanker") companies are exposed to many of the same risks as other MLPs, MLP-related entities and other energy sector and energy utility companies. In addition, the highly cyclical nature of the industry may lead to volatile changes in charter rates and vessel values, which may adversely affect a tanker company's earnings. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. Historically, the tanker markets have been volatile because many conditions and factors can affect the supply and demand for tanker capacity. Changes in demand for transportation of oil over longer distances and supply of tankers to carry that oil may materially affect revenues, profitability and cash flows of tanker companies. The successful operation of vessels in the charter market depends upon, among other things, obtaining profitable spot charters and minimizing time spent waiting for charters and traveling unladen to pick up cargo. The value of tanker vessels may fluctuate and could adversely affect the value of tanker company securities. Declining tanker values could affect the ability of tanker companies to raise cash by limiting their ability to refinance their vessels, thereby adversely impacting tanker company liquidity. Tanker company vessels are at risk of damage or loss because of events such as mechanical failure, collision, human error, war, terrorism, piracy, cargo loss and bad weather. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes, boycotts and government requisitioning of vessels. These sorts of events could interfere with shipping lanes and result in market disruptions and a significant loss of tanker company earnings.

      o A variety of factors may adversely affect the business or operations of companies in the energy utility industry, including: high interest costs in connection with capital construction and improvement programs; governmental regulation of rates charged to customers (including the potential that costs incurred by the utility change more rapidly than the rate the utility is permitted to charge its customers); costs associated with compliance with and changes in environmental and other regulations; effects of economic slowdowns and surplus capacity; increased competition from other providers of utilities services; inexperience with and potential losses resulting from a developing deregulatory environment; costs associated with reduced availability of certain types of fuel; the effects of energy conservation policies; effects of a national energy policy; technological innovations; potential impact of terrorist activities; the impact of natural or man-made disasters; regulation by various governmental authorities, including the imposition of special tariffs; and changes in tax laws, regulatory policies and accounting standards.

      o Changes in laws or government regulations regarding hydraulic fracturing could increase a company's costs of doing business, limit the areas in which it can operate and reduce oil and natural gas production by the company.

ENERGY UTILITY COMPANY RISK

Risks that are intrinsic to energy utility companies include difficulty in obtaining an adequate return on invested capital, difficulty in financing large construction programs during an inflationary period, restrictions on operations and increased cost and delays attributable to environmental considerations and regulation, difficulty in raising capital in adequate amounts on reasonable terms in periods of high inflation and unsettled capital markets, technological innovations that may render existing plants, equipment or products obsolete, the potential impact of natural or man-made disasters, increased costs and reduced availability of certain types of fuel, occasional reduced availability and high costs of natural gas and other fuels, the effects of energy conservation, the effects of a national energy policy and lengthy delays and greatly increased costs and other problems associated with the design, construction, licensing, regulation and operation of nuclear facilities for electric generation, including, among other considerations, the problems associated with the use of radioactive materials, the disposal of radioactive wastes, shutdown of facilities or release of radiation resulting from catastrophic events, disallowance of costs by regulators which may reduce profitability, and changes in market structure that increase competition.

There are substantial differences among the regulatory practices and policies of various jurisdictions, and any given regulatory agency may make major shifts in policy from time to time. There is no assurance that regulatory authorities will, in the future, grant rate increases or that such increases will be adequate to permit the payment of dividends on common stocks issued by certain energy utility companies. Additionally, existing and possible future regulatory legislation may make it even more difficult for energy utility companies to obtain adequate relief. Certain energy utility companies may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing policies and impose additional requirements governing the licensing, construction and operation of nuclear power plants. Prolonged changes in climatic conditions can also have a significant impact on both the revenues of an electric and gas utility as well as the expenses of a utility, particularly a hydro-based electric utility.

Energy utility companies in the United States and in foreign countries are generally subject to regulation. In the United States, most energy utility companies are regulated by state and/or federal authorities. Such regulation is intended to ensure appropriate standards of service and adequate capacity to meet public demand. Generally, prices are also regulated in the United States and in foreign countries with the intention of protecting the public while ensuring that the rate of return earned by energy utility companies is sufficient to allow them to attract capital in order to grow and continue to provide appropriate services. There is no assurance that such pricing policies or rates of return will continue in the future.

The nature of regulation of the energy utility industry continues to evolve both in the United States and in foreign countries. In recent years, changes in regulation in the United States increasingly have allowed certain energy utility companies to provide services and products outside their traditional geographic areas and lines of business, creating new areas of competition within the industry. In some instances, energy utility companies are operating on an unregulated basis. Because of trends toward deregulation and the evolution of independent power producers, non-regulated providers of utility services have become a significant part of their respective industry sectors. The emergence of competition and deregulation may result in certain energy utility companies being forced to defend their core business from increased competition, thus becoming less profitable. Reduced profitability, as well as new uses of funds (such as for expansion, operations or stock buybacks) could result in cuts in dividend payout rates.

Foreign energy utility companies are also subject to regulation, although such regulations may or may not be comparable to those in the United States. Foreign energy utility companies may be more heavily regulated by their respective governments than energy utility companies in the United States and, as in the United States, generally are required to seek government approval for rate increases. In addition, many foreign energy utility companies use fuels that may cause more pollution than those used in the United States, which may require such energy utility companies to invest in pollution control equipment to meet any proposed pollution restrictions. Foreign regulatory systems vary from country to country and may evolve in ways different from regulation in the United States.

Although many foreign energy utility companies currently are government-owned, thereby limiting current investment opportunities for the Fund, foreign governments may seek global investors through the privatization of their utility industries. Privatization, which refers to the trend toward investor ownership of assets rather than government ownership, may be more likely to occur in newer, faster-growing economies than in mature economies. There is no assurance that such developments will occur or that investment opportunities in foreign markets will increase or that regulatory structures will remain stable over time.

The revenues of domestic and foreign energy utility companies generally reflect the economic growth and development in the geographic areas in which they do business.

Certain segments of the energy utility industry, and individual energy utility companies within such segments, may not perform as well as the energy utility industry as a whole. Many energy utility companies have historically been subject to risks of increases in fuel and other operating costs, high interest costs on borrowings needed for capital improvement programs and costs associated with compliance with and changes in environmental and other governmental regulations. In particular, regulatory changes with respect to nuclear and conventionally fueled power generating and transmission facilities could increase costs or impair the ability of energy utility companies to operate and utilize such facilities, thus reducing the companies' earnings or resulting in losses. Rates of return on investment of certain energy utility companies are subject to review by government regulators. Changes in regulatory policies or accounting standards may negatively affect the earnings or dividends of energy utility companies. Costs incurred by energy utility companies, such as fuel and purchased power costs, often are subject to immediate market action resulting from such things as political or military forces operating in geographic regions where oil production is concentrated or global or regional weather conditions, such as droughts, while the rates of return of energy utility companies generally are subject to review and limitation by state and/or national public utility commissions, which results ordinarily in a lag or an absence of correlation between costs and return. It is also possible that costs may not be offset by return. Energy utility companies have, in recent years, been affected by increased competition, which could adversely affect the profitability or viability of such companies. Electric utilities may also be subject to increasing economic pressures due to deregulation of generation, transmission and other aspects of their business.

CASH FLOW RISK

A substantial portion of the cash distributions received by the Fund is derived from its investment in equity securities of MLPs, MLP-related entities and other energy sector and energy utility companies. The amount of cash that an MLP, MLP-related entity or other energy sector or energy utility company has available for distributions to its equity holders depends upon the amount of cash flow generated from the MLP's, MLP-related entity's or other energy sector or energy utility company's operations. Cash flow from operations will vary from quarter to quarter and is largely dependent on factors affecting the MLP's, MLP-related entity's or other energy sector or energy utility company's operations and factors affecting the energy industry in general. Large declines in commodity prices (such as those experienced in 2014-2015) can result in material declines in cash flow from operations. In addition to the risk factors described herein, other factors which may reduce the amount of cash an MLP's, MLP-related entity's or other energy sector or energy utility company has available to pay its debt and equity holders include increased operating costs, maintenance capital expenditures, acquisition costs, expansion or construction costs and borrowing costs (including increased borrowing costs as a result of additional collateral requirements as a result of ratings downgrades by credit agencies). Further, covenants in debt instruments issued by MLPs, MLP-related entities and other energy sector and energy utility companies in which the Fund invests may restrict distributions to equity holders or, in certain circumstances, may not allow distributions to be made to equity holders. To the extent the Fund invests in MLPs, MLP-related entities and other energy sector and energy utility companies that reduce their distributions to equity holders, this will result in reduced levels of net distributable income and can cause the Fund to reduce its distributions.

MLP AND DEFERRED TAX RISK

Much of the benefit the Fund derives from its investments in equity securities of MLPs is a result of MLPs generally being treated as partnerships for United States federal income tax purposes. Partnerships do not pay United States federal income tax at the partnership level. Rather, each partner of a partnership, in computing its United States federal income tax liability, will include its allocable share of the partnership's income, gains, losses, deductions and expenses. A change in current tax law, a change in the business of a given MLP, or a change in the types of income earned by a given MLP could result in an MLP being treated as a corporation for United States federal income tax purposes, which would result in such MLP being required to pay United States federal income tax on its taxable income. Recent changes in regulations may cause some MLPs to be reclassified as corporations. The classification of an MLP as a corporation for United States federal income tax purposes would have the effect of reducing the amount of cash available for distribution by the MLP and causing any such distributions received by the Fund to be taxed as dividend income to the extent of the MLP's current or accumulated earnings and profits. Thus, if any of the MLPs owned by the Fund were treated as a corporation for United States federal income tax purposes, the value and after-tax return to the Fund with respect to its investment in such MLPs would be materially reduced, which could cause a substantial decline in the value of the common shares.

Separately, a recent change in law has shifted the primary obligation for taxes attributable to partnership adjustments to the partnership. The MLPs may make certain elections to push that liability out to the partners, but the application of the new law is subject to substantial uncertainties.

In addition, the potential tax benefit to the Fund of investing in MLPs will depend in part on the particular MLP securities selected, and whether any distributions paid by such MLPs will be treated as a return of capital (as opposed to currently taxable income). The Fund will rely on the Sub-Advisor to select MLP securities that provide distributions in excess of allocable taxable income. If the Sub-Advisor fails to do so, a greater portion of the distributions received by the Fund may be comprised of taxable income (which would reduce the ability of the Fund to make distributions to common shareholders that are treated as a return of capital for United States federal income tax purposes). In such case, the Fund may have more corporate income tax expense than expected, which will result in less cash available to distribute to common shareholders. Also, in connection with managing the Fund's portfolio in order to seek to maximize the potential tax benefits discussed above, the Sub-Advisor may be forced to sell securities at times or prices that may be disadvantageous to the Fund.

The Fund will be treated as a regular corporation, or a "C" corporation, for United States federal income tax purposes and, as a result, unlike most investment companies, will be subject to corporate income tax to the extent the Fund recognizes taxable income. Any taxes paid by the Fund will reduce the amount available to pay distributions to common shareholders, and therefore investors in the Fund will likely receive lower distributions than if they invested directly in MLPs.

As a limited partner in the MLPs in which it may invest, the Fund is allocated its pro rata share of income, gains, losses, deductions and expenses from the MLPs. A significant portion of MLP income has historically been offset by non-cash tax deductions such as depreciation and depletion. The Fund will incur a current tax liability on its income allocation from an MLP not offset by tax deductions. The Fund's tax basis in its MLP units would be in increased by the income allocated from an MLP, and then reduced by all distributions from the MLP (including any distributions in excess of allocated income), which would either increase the Fund's taxable gain or reduce the Fund's loss recognized upon the sale of such MLP units. The percentage of an MLP's distribution which is offset by tax deductions will fluctuate over time for various reasons. A significant slowdown in acquisition or investment activity by MLPs held by the Fund could result in a reduction of accelerated depreciation or other deductions generated by these activities, which may result in an increased current tax liability to the Fund A reduction in the percentage of the income offset by tax deductions or an increase in sales of the Fund's MLP holdings that result in capital gains will reduce that portion of the Fund's distribution from and MLP treated as a return of capital and increase that portion treated as income, and may result in lower after-tax distributions to the Fund's common shareholders.

The Fund will accrue deferred income taxes for its future tax liability associated with the difference between the Fund's tax basis in an MLP security and the fair market value of the MLP security. Upon the Fund's sale of an MLP security, the Fund may be liable for previously deferred taxes. The Fund will rely to some extent on information provided by MLPs, which may not necessarily be timely, to estimate its deferred tax liability for purposes of financial statement reporting and determining its NAV. In addition, the Tax Cuts and Jobs Act has impacted the determination of the Fund's NAV as discussed below in "--Recent Market and Economic Developments." From time to time, the Fund will modify its estimates or assumptions regarding its deferred tax liability as new information becomes available.

Because of the Fund's status as a corporation for United States federal income tax purposes and its investments in equity securities of MLPs, the Fund's earnings and profits may be calculated using accounting methods that are different from those used for calculating taxable income. Because of these differences, the Fund may make distributions out of its current or accumulated earnings and profits, which will be treated as taxable dividends, in excess of its taxable income. See "Tax Matters."

RECENT MARKET AND ECONOMIC DEVELOPMENTS

Prices of oil and other energy commodities have declined significantly and experienced significant volatility during recent years. Such volatility has adversely impacted (and may continue to impact) many of the MLPs, MLP-related entities and other energy companies in which the Fund has invested or may invest. For example, many MLPs, MLP-related entities and other energy companies have in recent years experienced eroding growth prospects, reduced distribution levels or, in some cases, bankruptcy. These conditions have impacted, and may continue to impact, the NAV of the Fund and its ability to pay distributions to shareholders at current or historic levels.

During periods of market volatility, MLPs, MLP-related entities and other energy companies may be unable to obtain new debt or equity financing on acceptable terms or at all when market conditions are most volatile, and downgrades of the debt of MLPs, MLP-related entities and other energy companies by rating agencies during times of distress could exacerbate this challenge. In addition, downgrades of the debt of MLPs, MLP-related entities and other energy companies by ratings agencies may increase the cost of borrowing under the terms of an MLP's, MLP-related entity's and other energy company's credit facility, and a downgrade from investment grade to below investment may cause an MLP, MLP-related entity and other energy company to be required to post collateral (or additional collateral) by its contractual counterparties, which could reduce the amount of liquidity available to such MLP, MLP-related entity and other energy company and increase its need for additional funding sources. If funding is not available when needed, or is available only on unfavorable terms, MLPs, MLP-related entities and other energy companies may have to reduce their distributions to manage their funding needs and may not be able to meet their obligations, which may include multi-year capital expenditure commitments, as they come due. Moreover, without adequate funding, many MLPs, MLP-related entities and other energy companies will be unable to execute their growth strategies, complete future acquisitions, take advantage of other business opportunities or respond to competitive pressures, any of which could have a material adverse effect on their revenues and results of operations.

The number of energy-related MLPs has declined since 2014 for a number of reasons as discussed below. Many of the assets held by MLPs were originally constructed decades ago by pipeline and power utilities. When the United States deregulated much of the energy industry, these utilities became cyclical commodity companies with significant levels of debt and the resulting financial stress caused divestment of their pipeline assets to the MLP space that was trading at higher valuations. This trend has reversed since 2014.

While MLPs represented a way for the industry to lower its cost of financing between 2004 and 2014, the severe correction in the price of crude oil in 2014 caused a collapse in MLP valuations as about half of the Alerian MLP Index had become exposed to commodity prices between 2004 and 2014. MLP distribution cuts and even some bankruptcies followed. Over the last 2 1/2 years as of the date of this prospectus about 40% of the MLPs in the Alerian MLP Index have cut or eliminated their dividends. Currently, MLPs in the Alerian MLP Index trade at valuations that are about 40% lower than 2014, while the valuation multiples of non-MLP energy infrastructure companies like utilities have risen. MLPs are now a higher-cost way of financing these industries; the reverse of the conditions that led to the growth of the asset class in the early part of the last decade. As a result, the industry is witnessing the consolidation or simplification of corporate structures where the MLP sleeve of capital is being eliminated because it no longer reduces a company's cost of equity financing.

Even for MLPs that have avoided exposure to commodity prices and have been successful in growing their dividends, the cost of the MLP structure has risen due to growing incentive payments to the general partner. These incentives increase with per share dividend growth at the limited partnership level and are due on newly issued shares, as well as older shares that have experienced the growth. As a result, the more successful the MLP is in growing its dividends, the closer it gets to paying incentives to the parent/general partner that are more onerous than a tax at the corporate level. The lower the corporate tax rate, the sooner this threshold is crossed. In many cases, MLPs are merely a part of the corporate finance structure of a company. MLPs are created when they lower the cost of equity financing and are no longer used when they don't. As a result of the foregoing, the Fund may increase its non-MLP investments consistent with its investment objective and policies.

In addition, on December 22, 2017, the Tax Cuts and Jobs Act was signed into law, which, among other things, reduced the top federal income tax rate applicable to the Fund from 35% to 21% and, accordingly, reduced the Fund's accrual rate for deferred federal income taxes. As a result, the Fund's deferred tax liability was significantly reduced which in turn resulted in an increase in the Fund's NAV. As of December 22, 2017, the Fund's NAV was increased by approximately $0.24, or approximately 1.72%. See "Tax Matters" and "Market and Net Asset Value Information."

LEVERAGE PROGRAM TAX RISK

Changes in tax laws or regulations, or interpretations thereof in the future, could adversely affect the Fund or the MLPs, MLP-related entities and other energy sector and energy utility companies in which the Fund invests. Any such changes could negatively impact the Fund and its common shareholders. For example, if as a result of a change in the tax laws, MLPs are required to be treated as corporations rather than partnerships for tax purposes, MLPs would be subject to entity level tax at corporate tax rates and any distributions received by the Fund from an MLP would be treated as dividend income to the extent it was attributable to the MLP's current or accumulated earnings and profits. Such treatment would negatively impact the amount and tax characterization of distributions received by the Fund and its common shareholders. The IRS has adopted regulations that limit the nature of qualifying income for MLPs. Some MLPs may convert to corporations under these regulations or restructure their activities to qualify under these regulations. In addition, there have been proposals in Congress to eliminate certain tax incentives widely used by oil and gas companies and to impose new fees on certain energy producers. The elimination of such tax incentives and imposition of such fees could adversely affect MLPs, MLP-related entities and other energy sector and energy utility companies and/or the energy sector generally. Furthermore, recently enacted legislation (which by its terms is scheduled to become effective for taxable years beginning after December 31, 2017) generally requires that taxes, penalties, and interest associated with an audit of a partnership be assessed and collected at the partnership level. Therefore, an adverse federal income tax audit of an MLP that the Fund invests in could result in the Fund being required to pay federal income tax or pay a deficiency dividend (without having received additional cash). The Fund may have little input in any audit asserted against an MLP and may be contractually or legally obligated to make payments in regard to deficiencies asserted without the ability to put forward an independent defense. Accordingly, even if an MLP in which the Fund invests were to remain classified as a partnership, it could be required to pay additional taxes, interest and penalties as a result of an audit adjustment, and the Fund, as a direct or indirect partner of such MLP, could be required to bear the economic burden of those taxes, interest and penalties, which would reduce the value of the common shares.

TAX LAW CHANGE RISK

Changes in tax laws or regulations, or interpretations thereof in the future, could adversely affect the Fund or the MLPs, MLP-related entities and other energy sector and energy utility companies in which the Fund invests. Any such changes could negatively impact the Fund and its common shareholders. For example, if as a result of a change in the tax laws, MLPs are required to be treated as corporations rather than partnerships for tax purposes, MLPs would be subject to entity level tax at corporate tax rates and any distributions received by the Fund from an MLP would be treated as dividend income to the extent it was attributable to the MLP's current or accumulated earnings and profits. Such treatment would negatively impact the amount and tax characterization of distributions received by the Fund and its common shareholders. The IRS has adopted regulations, which are currently in effect, that limit the nature of qualifying income for MLPs. Some MLPs may convert to corporations under these regulations or restructure their activities to qualify under these regulations. In addition, there have been proposals in Congress to eliminate certain tax incentives widely used by oil and gas companies and to impose new fees on certain energy producers. The elimination of such tax incentives and imposition of such fees could adversely affect MLPs, MLP-related entities and other energy sector and energy utility companies and/or the energy sector generally. Furthermore, recently enacted legislation (which by its terms became effective for taxable years beginning after December 31, 2017) generally requires that taxes, penalties, and interest associated with an audit of a partnership be assessed and collected at the partnership level. Therefore, an adverse federal income tax audit of an MLP that the Fund invests in could result in the Fund being required to pay federal income tax or pay a deficiency dividend (without having received additional cash). The Fund may have little input in any audit asserted against an MLP and may be contractually or legally obligated to make payments in regard to deficiencies asserted without the ability to put forward an independent defense. Accordingly, even if an MLP in which the Fund invests were to remain classified as a partnership, it could be required to pay additional taxes, interest and penalties as a result of an audit adjustment, and the Fund, as a direct or indirect partner of such MLP, could be required to bear the economic burden of those taxes, interest and penalties, which would reduce the value of the common shares.

NON-U.S. SECURITIES RISK

Investing in non-U.S. securities involves certain risks not involved in domestic investments, including, but not limited to: fluctuations in currency exchange rates; future foreign economic, financial, political and social developments; different legal systems; the possible imposition of exchange controls or other foreign governmental laws or restrictions; lower trading volume; withholding taxes; greater price volatility and illiquidity; different trading and settlement practices; less governmental supervision; high and volatile rates of inflation; fluctuating interest rates; less publicly available information; and different accounting, auditing and financial recordkeeping standards and requirements. Because the Fund may invest in securities denominated or quoted in non-U.S. currencies, changes in the non-U.S. currency/United States dollar exchange rate may affect the value of the Fund's securities and the unrealized appreciation or depreciation of investments.

DELAY IN INVESTING THE PROCEEDS

Although the Fund currently intends to invest the proceeds from the sale of the Common Shares as soon as practicable, such investments may be delayed if suitable investments are unavailable at the time. The trading market and volumes for MLP, MLP-related entity and other energy sector and energy utility company shares may at times be less liquid than the market for other securities. Prior to the time the proceeds of any offering are invested, such proceeds may be invested in cash, cash equivalents or other securities, pending investment in MLP, MLP-related entity or other energy sector or energy utility company securities. As a result, the return and yield on the Common Shares following the issuance of Common Shares may be lower than when the Fund is fully invested in accordance with its objective and policies. See "Use of Proceeds."

EQUITY SECURITIES RISK

MLP units and other equity securities are sensitive to general movements in the stock market and a drop in the stock market may depress the price of securities to which the Fund has exposure. MLP units and other equity securities prices fluctuate for several reasons including changes in the financial condition of a particular issuer (generally measured in terms of distributable cash flow in the case of MLPs), investors' perceptions of MLPs and other energy sector and energy utility companies, the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, the price of equity securities may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Certain of the MLPs, MLP-related entities and other energy sector and energy utility companies in which the Fund may invest may have comparatively smaller capitalizations. Investing in securities of smaller MLPs, MLP-related entities and other energy sector and energy utility companies presents some unique investment risks. These companies may have limited product lines and markets, as well as shorter operating histories, less experienced management and more limited financial resources than larger MLPs, MLP-related entities and other energy sector and energy utility companies and may be more vulnerable to adverse general market or economic developments. Stocks of smaller MLPs, MLP-related entities and other energy sector and energy utility companies may be less liquid than those of larger MLPs, MLP-related entities and other energy sector and energy utility companies and may experience greater price fluctuations than larger MLPs, MLP-related entities and other energy sector and energy utility companies. In addition, small-cap securities may not be widely followed by the investment community, which may result in reduced demand.

MLP subordinated units in which the Fund may invest will generally convert to common units at a one-to-one ratio. The purchase or sale price is generally tied to the common unit price less a discount. The size of the discount varies depending on the likelihood of conversion, the length of time remaining to conversion, the size of the block purchased and other factors.

DEBT SECURITIES RISK

Debt securities in which the Fund invests are subject to many of the risks described elsewhere in this section. In addition, they are subject to credit risk, interest rate risk, and, depending on their quality, other special risks. An issuer of a debt security may be unable to make interest payments and repay principal. The Fund could lose money if the issuer of a debt obligation is, or is perceived to be, unable or unwilling to make timely principal and/or interest payments, or to otherwise honor its obligations. The downgrade of a security by rating agencies may further decrease its value. Certain debt instruments, particularly below investment grade securities, may contain call or redemption provisions which would allow the issuer thereof to prepay principal prior to the debt instrument's stated maturity. This is known as prepayment risk. Prepayment risk is greater during a falling interest rate environment as issuers can reduce their cost of capital by refinancing higher yielding debt instruments with lower yielding debt instruments. An issuer may also elect to refinance its debt instruments with lower yielding debt instruments if the credit standing of the issuer improves. To the extent debt securities in its portfolio are called or redeemed, the Fund may be forced to reinvest in lower yielding securities. Debt securities have reinvestment risk, which is the risk that income from the Fund's portfolio will decline if and when the Fund invests the proceeds from matured, traded or called fixed income instruments at market interest rates that are below the portfolio's current earnings rate. A decline in income could affect the Fund's common share price or its overall return.

BELOW INVESTMENT GRADE SECURITIES RISK

The Fund may invest up to 20% of its Managed Assets in debt securities of MLPs, MLP-related entities and other energy sector and energy utility companies, including certain below investment grade securities. Below investment grade securities are rated "Ba1" or lower by Moody's, "BB+" or lower by S&P, or comparably rated by another NRSRO or, if unrated, determined to be of comparable quality by the Sub-Advisor. Below investment grade securities, also sometimes referred to as "high yield" or "junk" bonds, generally pay a premium above the yields of U.S. government securities or debt securities of investment grade issuers because they are subject to greater risks than these securities. These risks, which reflect their speculative character, include the following:

      o  greater yield and price volatility;

      o  greater credit risk and risk of default;

      o potentially greater sensitivity to general economic or industry conditions;

      o  potential lack of attractive resale opportunities (illiquidity); and

      o  additional expenses to seek recovery from issuers who default.

In addition, the prices of these below investment grade securities are more sensitive to negative developments, such as a decline in the issuer's revenues, downturns in profitability in the relevant industry or a general economic downturn, than are the prices of higher grade securities. Below investment grade securities tend to be less liquid than investment grade securities and the market for below investment grade securities could contract further under adverse market or economic conditions. In such a scenario, it may be more difficult for the Fund to sell these securities in a timely manner or for as high a price as could be realized if such securities were more widely traded. The market value of below investment grade securities may be more volatile than the market value of investment grade securities and generally tends to reflect the market's perception of the creditworthiness of the issuer and short-term market developments to a greater extent than investment grade securities, which primarily reflect fluctuations in general levels of interest rates. In the event of a default by a below investment grade security held in the Fund's portfolio in the payment of principal or interest, the Fund may incur additional expense to the extent it is required to seek recovery of such principal or interest.

The Fund does not intend to invest in securities issued by a partnership or company in bankruptcy reorganization, subject to a public or private debt restructuring or otherwise in default or in significant risk of default in the payment of interest and principal ("distressed securities"). In the event any security held by the Fund becomes distressed, the Fund may be required to incur extraordinary expenses in order to attempt to protect and/or recover its investment. In such situations, there can be no assurance as to when or if the Fund will recover any of its investment in such distressed securities, or the value thereof.

Ratings are relative and subjective and not absolute standards of quality. Securities ratings are based largely on an issuer's historical financial condition and the rating agencies' analyses at the time of rating. Consequently, the rating assigned to any particular security or instrument is not necessarily a reflection of an issuer's current financial condition. Subsequent to its purchase by the Fund, the security or instrument may cease to be rated or its rating may be reduced. In addition, it is possible that NRSROs might not change their ratings of a particular security or instrument to reflect subsequent events on a timely basis. Moreover, such ratings do not assess the risk of a decline in market value. None of these events will require the sale of such securities or instruments by the Fund, although the Sub-Advisor will consider these events in determining whether the Fund should continue to hold the securities.

The market for below investment grade and comparable unrated securities has experienced periods of significantly adverse price and liquidity several times, particularly at or around times of economic recession. Past market recessions have adversely affected the value of such securities as well as the ability of certain issuers of such securities to repay principal and pay interest thereon or to refinance such securities. The market for these securities may react in a similar fashion in the future.

For a further description of below investment grade securities and the risks associated therewith, see "Other Investment Policies and Techniques" in the SAI. For a description of the ratings categories of certain NRSROs, see Appendix A to the SAI.

LEVERAGE RISK

The use of leverage by the Fund can magnify the effect of any losses. If the income and gains earned on the securities and investments purchased with leverage proceeds are greater than the cost of the leverage, the common shares' return will be greater than if leverage had not been used. Conversely, if the income and gains from the securities and investments purchased with such proceeds do not cover the cost of leverage, the return to the common shares will be less than if leverage had not been used. Leverage involves risks and special considerations for common shareholders including:

      o the likelihood of greater volatility of NAV and market price of the common shares than a comparable portfolio without leverage;

      o the risk that fluctuations in interest rates on borrowings and short-term debt or in the dividend rates on any Preferred Shares that the Fund may pay will reduce the return to the common shareholders or will result in fluctuations in the dividends paid on the common shares;

      o the effect of leverage in a declining market, which is likely to cause a greater decline in the NAV of the common shares than if the Fund were not leveraged, which may result in a greater decline in the market price of the common shares; and

      o when the Fund uses certain types of leverage, the investment advisory fee payable to the Advisor and by the Advisor to the Sub-Advisor will be higher than if the Fund did not use leverage.

The use of leverage by the Fund involves expenses and other costs, including interest or dividend payments, which are borne directly by the common shareholders. Increased operating costs, including the financing cost associated with any leverage, may reduce the Fund's total return. In addition, any turmoil in the credit markets could adversely impact borrowing availability and costs. Because common shareholders directly bear the cost of leverage, an increase in interest and dividend obligations on the Fund's financial leverage may reduce the total return to common shareholders.

While the Fund may from time to time consider reducing leverage in response to actual or anticipated changes in interest rates or other market conditions or in an effort to mitigate the increased volatility of current income and NAV associated with leverage, there can be no assurance that the Fund will actually reduce leverage in the future or that any reduction, if undertaken, will benefit the common shareholders. Changes in the future direction of interest rates are very difficult to predict accurately. If the Fund were to reduce leverage based on a prediction about future changes to interest rates, and that prediction turned out to be incorrect, the reduction in leverage would likely operate to reduce the income and/or total returns to common shareholders relative to the circumstance if the Fund had not reduced leverage. The Fund may decide that this risk outweighs the likelihood of achieving the desired reduction to volatility in income and common share price if the prediction were to turn out to be correct, and determine not to reduce leverage as described above.

The funds borrowed pursuant to a borrowing program (such as the Nova Scotia Facility) or obtained through the issuance of Preferred Shares constitute a substantial lien and burden by reason of their prior claim against the income of the Fund and against the net assets of the Fund in liquidation. The rights of lenders to receive payments of interest on and repayments of principal of any Borrowings made by the Fund under a borrowing program are senior to the rights of holders of common shares and the holders of Preferred Shares, with respect to the payment of dividends or upon liquidation. Certain types of leverage may result in the Fund being subject to covenants relating to asset coverage and portfolio composition and may impose special restrictions on the Fund's use of various investment techniques or strategies or in its ability to pay dividends and other distributions on common shares in certain instances. The Fund may not be permitted to declare dividends or other distributions, including dividends and distributions with respect to common shares or Preferred Shares, or purchase common shares or Preferred Shares unless, at the time thereof, the Fund meets these asset coverage and portfolio composition requirements and no event of default exists under any borrowing program. In addition, the Fund may not be permitted to pay dividends on common shares unless all dividends on the Preferred Shares and/or accrued interest on Borrowings have been paid, or set aside for payment. In an event of default under a borrowing program, the lenders have the right to cause a liquidation of collateral (i.e., sell assets of the Fund) and, if any such default is not cured, the lenders may be able to control the liquidation as well. The Fund also may be subject to certain restrictions on investments imposed by guidelines of one or more rating agencies, which may issue ratings for the Preferred Shares or other leverage securities issued by the Fund. These guidelines may impose asset coverage or Fund composition requirements that are more stringent than those imposed by the 1940 Act. The Sub-Advisor does not believe that these covenants or guidelines will impede it from managing the Fund's portfolio in accordance with the Fund's investment objective and policies.

The loan documents under the Nova Scotia Facility include various covenants and provisions. There is no assurance that the Fund will not violate financial covenants relating to financial leverage in the future. In such event, the Fund may be required to repay all outstanding borrowings immediately. In order to repay such amounts the Fund may be required to sell assets quickly which could have a material adverse effect on the Fund and could trigger negative tax implications. In addition, the Fund would be precluded from declaring or paying any distribution on the common shares during the continuance of such event of default.

The issuance of Common Shares offered by this prospectus and any related prospectus supplement will enable the Fund to increase the aggregate amount of its leverage. However, it is possible that the Fund will be unable to obtain additional leverage. If the Fund is unable to increase its financial leverage after the issuance of additional Common Shares pursuant to this prospectus and the applicable prospectus supplement, there could be an adverse impact on the return to common shareholders. See "--Leverage Program Tax Risk."

There is no assurance that a leveraging strategy will be successful. The Fund may continue to use leverage if the benefits to the Fund's shareholders of maintaining the leveraged position are believed by the Fund's Board of Trustees to outweigh any current reduced return. See also "Other Investment Policies and Techniques--Strategic Transactions" in the SAI for more information about Strategic Transactions in which the Fund may enter that give rise to a form of financial leverage and the associated risks.

The Fund also may be subject to certain restrictions on investments imposed by guidelines of one or more rating agencies, which may issue ratings for the Preferred Shares or other leverage securities issued by the Fund. These guidelines may impose asset coverage or Fund composition requirements that are more stringent than those imposed by the 1940 Act. The Sub-Advisor does not believe that these covenants or guidelines will impede it from managing the Fund's portfolio in accordance with the Fund's investment objective and policies. While the Fund may from time to time consider reducing leverage in response to actual or anticipated changes in interest rates in an effort to mitigate the increased volatility of current income and NAV associated with leverage, there can be no assurance that the Fund will actually reduce leverage in the future or that any reduction, if undertaken, will benefit the common shareholders. If the Fund were to reduce leverage based on a prediction about future changes to interest rates, and that prediction turned out to be incorrect, the reduction in leverage would likely operate to reduce the income and/or total returns to common shareholders relative to the circumstance if the Fund had not reduced leverage. The Fund may decide that this risk outweighs the likelihood of achieving the desired reduction to volatility in income and common share price if the prediction were to turn out to be correct, and determine not to reduce leverage as described above.

DERIVATIVES RISK

The Fund may, but is not required to, enter into Strategic Transactions for hedging, risk management or investment purposes. These transactions, if any, generally provide for the transfer from one counterparty to another of certain risks inherent in the ownership of a financial asset such as a common stock or debt instrument. Such risks include, among other things, the risk of default and insolvency of the obligor of such asset, the risk that the credit of the obligor or the underlying collateral will decline or the risk that the common stock of the underlying issuer will decline in value. The transfer of risk pursuant to a derivative of this type may be complete or partial, and may be for the life of the related asset or for a shorter period. These derivatives may be used for investment purposes or as a risk management tool for a pool of financial assets, providing the Fund with the opportunity to gain or reduce exposure to one or more reference securities or other financial assets without actually owning or selling such assets in order, for example, to increase or reduce a concentration risk or to diversify a portfolio. Conversely, these derivatives may be used by the Fund to reduce exposure to an owned asset without selling it. Furthermore, the ability to successfully use Strategic Transactions depends on the Sub-Advisor's ability to predict pertinent market movements, which cannot be assured. Thus, the use of Strategic Transactions for hedging and interest rate management purposes may result in losses greater than if they had not been used, may require the Fund to sell or purchase portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the Fund can realize on an investment, or may cause the Fund to hold a security that it might otherwise sell. Additionally, amounts paid by the Fund as premiums and cash or other assets held in margin accounts with respect to Strategic Transactions are not otherwise available to the Fund for investment purposes.

There are several risks associated with transactions in options on securities. For example, there are significant differences between the securities and options markets that could result in an imperfect correlation between these markets, causing a given transaction not to achieve its objectives. A decision as to whether, when and how to use options involves the exercise of skill and judgment, and even a well-conceived transaction may be unsuccessful to some degree because of market behavior or unexpected events. See "--Covered Call Options Risk."

There are several risks associated with the use of futures contracts and futures options. The purchase or sale of a futures contract may result in losses in excess of the amount invested in the futures contract. While the Fund may enter into futures contracts and options on futures contracts for hedging purposes, the use of futures contracts and options on futures contracts might result in a poorer overall performance for the Fund than if it had not engaged in any such transactions. There may be an imperfect correlation between the Fund's portfolio holdings and futures contracts or options on futures contracts entered into by the Fund, which may prevent the Fund from achieving the intended hedge or expose the Fund to risk of loss. The degree of imperfection of correlation depends on circumstances such as variations in market demand for futures, options on futures and their related securities, including technical influences in futures and futures options trading, and differences between the securities markets and the securities underlying the standard contracts available for trading. Further, the Fund's use of futures contracts and options on futures contracts to reduce risk involves costs and will be subject to the Sub-Advisor's ability to predict correctly changes in interest rate relationships or other factors.

Depending on whether the Fund would be entitled to receive net payments from the counterparty on a swap or cap, which in turn would depend on the general state of short-term interest rates at that point in time, a default by a counterparty could negatively impact the performance of the common shares. In addition, at the time an interest rate swap or cap transaction reaches its scheduled termination date, there is a risk that the Fund would not be able to obtain a replacement transaction or that the terms of the replacement would not be as favorable as on the expiring transaction. If this occurs, it could have a negative impact on the performance of the common shares. If the Fund fails to maintain any required asset coverage ratios in connection with any use by the Fund of leverage, the Fund may be required to redeem or prepay some or all of the leverage. Such redemption or prepayment would likely result in the Fund seeking to terminate early all or a portion of any swap or cap transactions. Early termination of a swap could result in a termination payment by or to the Fund. Early termination of a cap could result in a termination payment to the Fund. The Fund earmarks or maintains, in a segregated account, cash or liquid securities having a value at least equal to the Fund's net payment obligations under any swap transaction, marked to market daily. The Fund will not enter into interest rate swap or cap transactions having a notional amount that exceeds the outstanding amount of the Fund's leverage. See "--Interest Rate Swaps Risk."

The Fund may enter into currency exchange transactions to hedge the Fund's exposure to foreign currency exchange rate risk to the extent the Fund invests in non-U.S. dollar denominated securities of non-U.S. issuers. The Fund's currency transactions, if any, will be limited to portfolio hedging involving portfolio positions. Portfolio hedging is the use of a forward contract with respect to a portfolio security position denominated or quoted in a particular currency. A currency forward contract is an agreement to purchase or sell a specified currency at a specified future date (or within a specified time period) and at a price set (or determined pursuant to parameters provided) at the time of the contract. Forward contracts are usually entered into with banks, foreign exchange dealers or broker-dealers, are not exchange-traded, and are usually for less than one year, but may be renewed.

At the maturity of a forward contract to deliver a particular currency, the Fund may either sell the portfolio security related to such contract and make delivery of the currency, or it may retain the security and either acquire the currency on the spot market or terminate its contractual obligation to deliver the currency by purchasing an offsetting contract with the same currency trader obligating the Fund to purchase on the same maturity date the same amount of the currency.

It is impossible to forecast with absolute precision the market value of portfolio securities at the expiration of a forward contract. Accordingly, it may be necessary for the Fund to purchase additional currency on the spot market (and bear the expense of such purchase) if a decision is made to sell the security and make delivery of the currency and the market value of the security is less than the amount of currency that the Fund is obligated to deliver. Conversely, it may be necessary to sell on the spot market some of the currency received upon the sale of the portfolio security if its market value exceeds the amount of currency the Fund is obligated to deliver under the forward contract.

If the Fund retains the portfolio security and engages in an offsetting transaction, the Fund will incur a gain or a loss to the extent that there has been movement in forward contract prices. If the Fund engages in an offsetting transaction, it may subsequently enter into a new forward contract to buy the currency. Should forward prices decline during the period between the Fund's entering into a forward contract for the sale of a currency and the date it enters into an offsetting contract for the purchase of the currency, the Fund will realize a gain to the extent the price of the currency it has agreed to sell exceeds the price of the currency it has agreed to purchase. Should forward prices increase, the Fund will suffer a loss to the extent the price of the currency it has agreed to purchase exceeds the price of the currency it has agreed to sell. A default on the contract would deprive the Fund of unrealized profits or force the Fund to cover its commitments for purchase or sale of currency, if any, at the current market price.

Hedging against a decline in the value of a currency does not eliminate fluctuations in the prices of portfolio securities or prevent losses if the prices of such securities decline. Such transactions may also preclude the opportunity for gain if the value of the hedged currency should rise. Moreover, it may not be possible for the Fund to hedge against a devaluation that is so generally anticipated that the Fund is not able to contract to sell the currency at a price above the devaluation level it anticipates. The cost to the Fund of engaging in currency exchange transactions varies with such factors as the currency involved, the length of the contract period, and prevailing market conditions. Since currency exchange transactions are usually conducted on a principal basis, no fees or commissions are involved.

In the event that the Fund's investments in derivative instruments regulated under the Commodity Exchange Act, including futures, swaps and certain options, exceeds a certain threshold, the Advisor and/or the Sub-Advisor may be required to register as a "commodity pool operator" and/or "commodity trading advisor" with the Commodity Futures Trading Commission ("CFTC"). In the event the Advisor or the Sub-Advisor is required to register with the CFTC, it will become subject to additional recordkeeping and reporting requirements with respect to the Fund. The Fund currently intends to limit its investments in derivative instruments so as not to require the Advisor or the Sub-Advisor to register as a commodity pool operator or commodity trading advisor with respect to the Fund.

On December 11, 2015, the SEC published a proposed rule that, if adopted, would change the regulation of the use of derivative instruments by registered investment companies. Such regulations could limit the implementation of the Fund's use of derivatives and Strategic Transactions and impose additional compliance costs on the Fund, which could have an adverse impact on the Fund.

See "Additional Information About the Fund's Investments and Investment Risks--Strategic Transactions Risks" in the SAI.

COVERED CALL OPTIONS RISK

There are various risks associated with the Fund writing (or selling) covered call options. As the writer (seller) of a call option, the Fund receives cash (the premium) from the purchaser of the option, and the purchaser has the right to receive from the Fund any appreciation in the underlying security over the strike price upon exercise. In effect, the Fund forgoes, during the life of the option, the opportunity to profit from increases in the market value of the portfolio security covering the option above the sum of the premium and the strike price of the call option but retains the risk of loss should the price of the underlying security decline. Therefore, the writing (or selling) of covered call options may limit the Fund's ability to benefit from the full upside potential of its investment strategies.

The value of call options written by the Fund, which are priced daily, are determined by trading activity in the broad options market and will be affected by, among other factors, changes in the value of the underlying security in relation to the strike price, changes in dividend rates of the underlying security, changes in interest rates, changes in actual or perceived volatility of the stock market and the underlying security, and the time remaining until the expiration date. The value of call options written by the Fund may be adversely affected if the market for the option is reduced or becomes illiquid.

There can be no assurance that a liquid market will exist when the Fund seeks to close out an option position. Reasons for the absence of a liquid secondary market on an exchange include the following: (i) insufficient trading interest in certain options; (ii) restrictions may be imposed by an exchange on opening transactions or closing transactions or both; (iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options; (iv) unusual or unforeseen circumstances may interrupt normal operations on an exchange; (v) inadequate facilities of an exchange or the Options Clearing Corporation to handle current trading volume; or (vi) the decision of one or more exchanges at some future date to discontinue the trading of options (or a particular class or series of options) for economic or other reasons. If trading were discontinued, the secondary market on that exchange (or in that class or series of options) would cease to exist. However, outstanding options on that exchange would continue to be exercisable in accordance with their terms. To the extent that the Fund utilizes unlisted (or "over-the-counter") options, the Fund's ability to terminate these options may be more limited than with exchange-traded options and may involve enhanced risk that counterparties participating in such transactions will not fulfill their obligations.

The hours of trading for options may not conform to the hours during which the securities held by the Fund are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets. Additionally, the exercise price of an option may be adjusted downward before the option's expiration as a result of the occurrence of certain corporate events affecting the underlying security, such as extraordinary dividends, stock splits, mergers or other extraordinary distributions or events. A reduction in the exercise price of options might reduce the Fund's capital appreciation potential on underlying securities held by the Fund.

The Fund's covered call options transactions are subject to limitations established by each of the exchanges, boards of trade or other trading facilities on which the options are traded. These limitations govern the maximum number of options in each class that may be written by a single investor or group of investors acting in concert, regardless of whether the options are written on the same or different exchanges, boards of trade or other trading facilities or are written in one or more accounts or through one or more brokers. Thus, the number of covered call options that the Fund may write may be affected by options written by other investment advisory clients of the Advisor, Sub-Advisor or their affiliates. An exchange, board of trade or other trading facility may order the liquidation of positions found to be in excess of these limits, and it may impose other sanctions.

INTEREST RATE SWAPS RISK

The use of interest rate swaps is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary portfolio security transactions. Depending on market conditions in general, the Fund's use of swaps could enhance or harm the overall performance of the common shares. For example, the Fund may utilize interest rate swaps in connection with the Fund's use of leverage. To the extent there is a decline in interest rates, the value of the interest rate swap could decline, and could result in a decline in the NAV of the common shares. In addition, if short-term interest rates are lower than the Fund's fixed rate of payment on the interest rate swap, the swap will reduce common share net earnings. If, on the other hand, short-term interest rates are higher than the fixed rate of payment on the interest rate swap, the swap will enhance common share net earnings.

Interest rate swaps do not involve the delivery of securities or other underlying assets or principal. Accordingly, the risk of loss with respect to interest rate swaps is limited to the net amount of interest payments that the Fund is contractually obligated to make. If the counterparty defaults, the Fund would not be able to use the anticipated net receipts under the swap to offset any declines in the value of the Fund's portfolio assets being hedged or the increase in the Fund's cost of leverage.

Depending on whether the Fund would be entitled to receive net payments from the counterparty on the swap, which in turn would depend on the general state of market interest rates at that point in time, such a default could negatively impact the performance of the common shares. In addition, at the time an interest rate swap transaction reaches its scheduled termination date, there is a risk that the Fund would not be able to obtain a replacement transaction or that the terms of the replacement would not be as favorable as on the expiring transaction. If this occurs, it could have a negative impact on the performance of the common shares. If the Fund fails to maintain any required asset coverage ratios in connection with any use by the Fund of leverage, the Fund may be required to redeem or prepay some or all of the leverage. Such redemption or prepayment would likely result in the Fund seeking to terminate early all or a portion of any swap transactions. Early termination of a swap could result in a termination payment by or to the Fund. The Fund earmarks or maintains, in a segregated account, cash or liquid securities having a value at least equal to the amount required to make payment on each of the Fund's swap transactions if the Fund were to exit its positions in such transactions immediately and was required to mark to market.

PORTFOLIO TURNOVER RISK

The Fund's annual portfolio turnover rate may vary greatly from year to year. Although the Fund cannot accurately predict its annual portfolio turnover rate, it is not expected to exceed 20% under normal circumstances, but may be higher or lower in certain periods. Portfolio turnover rate is not considered a limiting factor in the execution of investment decisions for the Fund. High portfolio turnover may result in the Fund's recognition of gains that will be taxable as ordinary income, reducing the funds available to pay distributions to the Fund's common shareholders. A high portfolio turnover may also increase the Fund's current and accumulated earnings and profits, resulting in a greater portion of the Fund's distributions being treated as a dividend to the Fund's common shareholders. In addition, a higher portfolio turnover rate results in correspondingly greater brokerage commissions and other transactional expenses that are borne by the Fund. See "The Fund's Investments--Investment Practices-- Portfolio Turnover" and "Tax Matters."

COMPETITION RISK

A number of alternatives as vehicles for investment in a portfolio of energy MLPs and their affiliates currently exist, including other publicly-traded investment companies, structured notes and private funds. These competitive conditions may adversely impact the Fund's ability to meet its investment objective, which in turn could adversely impact the Fund's ability to make distributions.

RESTRICTED SECURITIES RISK

The Fund may invest in unregistered or otherwise restricted securities. The term "restricted securities" refers to securities that have not been registered under the 1933 Act and continue to be subject to restrictions on resale, securities held by control persons of the issuer and securities that are subject to contractual restrictions on their resale. As a result, restricted securities may be more difficult to value and the Fund may have difficulty disposing of such assets either in a timely manner or for a reasonable price.

Absent an exemption from registration, the Fund will be required to hold the securities until they are registered by the issuer. In order to dispose of an unregistered security, the Fund, where it has contractual rights to do so, may have to cause such security to be registered. A considerable period may elapse between the time the decision is made to sell the security and the time the security is registered so that the Fund could sell it. Contractual restrictions on the resale of securities vary in length and scope and are generally the result of a negotiation between the issuer and acquirer of the securities. The Fund would, in either case, bear market risks during that period.

LIQUIDITY RISK

Although common units of MLPs, I-Shares of MLP-related entities, and common stock of certain other energy sector and energy utility companies trade on the NYSE, NYSE MKT, and Nasdaq, certain securities may trade less frequently, particularly those of issuers with smaller capitalizations. Securities with limited trading volumes may display volatile or erratic price movements. Larger purchases or sales of these securities by the Fund in a short period of time may result in abnormal movements in the market price of these securities. This may affect the timing or size of Fund transactions and may limit the Fund's ability to make alternative investments. If the Fund requires significant amounts of cash on short notice in excess of normal cash requirements or is required to post or return collateral in connection with the Fund's investment portfolio, Strategic Transactions or leverage restrictions, the Fund may have difficulty selling these investments in a timely manner, be forced to sell them for less than it otherwise would have been able to realize, or both. The reported value of some of the Fund's relatively illiquid types of investments and, at times, the Fund's high quality, generally liquid asset classes, may not necessarily reflect the current market price for the asset. If the Fund was forced to sell certain of its assets in the current market, there can be no assurance that the Fund will be able to sell them for the prices at which the Fund has recorded them and the Fund may be forced to sell them at significantly lower prices. See "The Fund's Investments--Investment Philosophy and Process."

VALUATION RISK

Market prices generally will not be available for subordinated units, direct ownership of general partner interests, restricted securities or unregistered securities of certain MLPs or MLP-related entities, and the value of such investments will ordinarily be determined based on fair valuations determined pursuant to procedures adopted by the Board of Trustees. The value of these securities typically requires more reliance on the judgment of the Sub-Advisor than that required for securities for which there is an active trading market. In addition, the Fund relies on information provided by certain MLPs, which is usually not timely, to calculate taxable income allocable to the MLP units held in the Fund's portfolio and to determine the tax character of distributions to common shareholders. From time to time the Fund will modify its estimates and/or assumptions as new information becomes available. To the extent the Fund modifies its estimates and/or assumptions, the NAV of the Fund would likely fluctuate. See "Net Asset Value."

INTEREST RATE RISK

Interest rate risk is the risk that securities will decline in value because of changes in market interest rates. When market interest rates rise, the market value of the securities in which the Fund invests generally will fall. The Fund's investment in such securities means that the NAV and market price of the common shares will tend to decline if market interest rates rise. Interest rates are at or near historic lows. The historically low interest rate environment increases the risks associated with rising interest rates, including the potential for periods of volatility. The Fund currently faces a heightened level of interest rate risk, especially since the Federal Reserve Board has ended its quantitative easing program.

COLLECTIVE INVESTMENT VEHICLES RISK

The Fund may, subject to the limitations of the 1940 Act, invest in the securities of other collective investment vehicles, including open-end funds, closed-end funds and exchange-traded funds ("ETFs"). Such investments are subject to the risks of the purchased funds' portfolio securities. The Fund's investments in other funds also are subject to the ability of the managers of those funds to achieve the funds' investment objectives. An ETF that is based on a specific index may not be able to replicate and maintain exactly the composition and relative weighting of securities in the index. An ETF also incurs certain expenses not incurred by its applicable index. The market value of shares of ETFs may differ from their net asset value.

In addition, the Fund, as a holder of the securities of other investment companies, will bear its pro rata portion of the other investment companies' expenses, including advisory fees. These expenses are in addition to the direct expenses of the Fund's own operations. Common Shareholders would therefore be subject to duplicative expenses to the extent the Fund invests in other funds.

The investment companies in which the Fund may invest may be leveraged, which would magnify the Fund's leverage risk described above. See "--Leverage Risk." Risks associated with investments in closed-end funds generally include the risks described in this prospectus associated with the Fund's structure as a closed-end fund, including market risk, risk of market price discount from net asset value, risk of anti-takeover provisions and non-diversification. In addition, investments in closed-end funds may be subject to dilution risk, which is the risk that strategies employed by a closed-end fund, such as rights offerings, may, under certain circumstances, have the effect of reducing its share price and the Fund's proportionate interest.

CONVERTIBLE SECURITIES RISK

Convertible securities have characteristics of both equity and debt securities and, as a result, are exposed to certain risks associated with equity securities and debt securities, including but not limited to interest rate risk and below investment grade securities risk. See "--Debt Securities Risk," "--Interest Rate Risk" and "--Below Investment Grade Securities Risk." The value of a convertible security is influenced by both the yield of non-convertible securities of comparable issuers and by the value of the underlying common stock. Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar credit quality. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, the convertible security's market value tends to reflect the market price of the common stock of the issuing company when that stock price is greater than the convertible security's "conversion price." The conversion price is defined as the predetermined price at which the convertible security could be exchanged for the associated common stock. As the market price of the underlying common stock declines, the price of the convertible security tends to be influenced more by the yield of the convertible security. Thus, the convertible security may not decline in price to the same extent as the underlying common stock. Convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations.

NON-DIVERSIFICATION

The Fund is a non-diversified investment company under the 1940 Act and will not be treated as a regulated investment company under the Code. Accordingly, while
Section 12(d)(3) of the 1940 Act prohibits the Fund from making certain investments, there are no diversification-specific regulatory requirements under the 1940 Act or the Code on the minimum number or size of securities held by the Fund. As of November 30, 2017, there were approximately 103 publicly traded MLPs with a market capitalization of approximately $362 billion. The Fund selects its MLP investments from this small pool of issuers.

ANTI-TAKEOVER PROVISIONS

The Fund's Declaration of Trust includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or convert the Fund to open-end status. These provisions could have the effect of depriving the common shareholders of opportunities to sell their common shares at a premium over the then current market price of the common shares. See "Certain Provisions in the Declaration of Trust and By-Laws."

INFLATION RISK

Inflation risk is the risk that the value of assets or income from investment will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the common shares and distributions can decline.

SECONDARY MARKET FOR THE FUND'S COMMON SHARES ISSUED UNDER THE DIVIDEND REINVESTMENT PLAN

The issuance of common shares through the Fund's dividend reinvestment plan may have an adverse effect on the secondary market for the common shares. The increase in the number of outstanding common shares resulting from issuances pursuant to the Fund's dividend reinvestment plan and the discount to the market price at which such common shares may be issued, may put downward pressure on the market price for the common shares. Common shares will not be issued pursuant to the dividend reinvestment plan at any time when common shares are trading at a lower price than the Fund's NAV per common share. When the Fund's common shares are trading at a premium, the Fund may also issue common shares that may be sold through private transactions effected on the NYSE or through broker-dealers. The increase in the number of outstanding common shares resulting from these offerings may put downward pressure on the market price for common shares.

                             MANAGEMENT OF THE FUND

TRUSTEES AND OFFICERS

General oversight of the duties performed by the Advisor and Sub-Advisor is the responsibility of the Board of Trustees. There are five Trustees of the Fund, one of whom is an "interested person" (as defined in the 1940 Act) and four of whom are not "interested persons." The names and business addresses of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years are set forth under "Management of the Fund" in the SAI.

INVESTMENT ADVISOR

First Trust Advisors L.P. ("First Trust Advisors" or the "Advisor") is the investment adviser to the Fund. First Trust Advisors L.P. serves as investment adviser or portfolio supervisor to investment portfolios with approximately $117.3 billion in assets which it managed or supervised as of November 30, 2017. It is located at 120 East Liberty Drive, Wheaton, Illinois 60187.

First Trust Advisors L.P. is responsible for supervising the Sub-Advisor, monitoring the Fund's investment portfolio, managing the Fund's business affairs and providing certain clerical, bookkeeping and other administrative services.

First Trust Advisors L.P. is an Illinois limited partnership formed in 1991 and an investment adviser registered with the SEC under the Advisers Act. First Trust Advisors L.P. is a limited partnership with one limited partner, Grace Partners of DuPage L.P. ("Grace Partners"), and one general partner, The Charger Corporation. Grace Partners is a limited partnership with one general partner, The Charger Corporation, and a number of limited partners. Grace Partners' and The Charger Corporation's primary business is investment advisory and broker-dealer services through their ownership interests. The Charger Corporation is an Illinois corporation controlled by James A. Bowen, Chief Executive Officer of the Advisor. First Trust Advisors L.P. is controlled by Grace Partners and The Charger Corporation.

For additional information concerning First Trust Advisors, including a description of the services provided, see the SAI under "Investment Advisor."

SUB-ADVISOR

Energy Income Partners, LLC ("Energy Income Partners" or the "Sub-Advisor") serves as the Fund's Sub-Advisor. In this capacity, Energy Income Partners is primarily responsible for the day-to-day supervision and investment strategy of, and making investment decisions for, the Fund.

Energy Income Partners, located at 10 Wright Street, Westport, Connecticut 06880, is a registered investment adviser and serves as investment adviser to investment portfolios with approximately $6.0 billion of assets as of November 30, 2017.

Energy Income Partners is a Delaware limited liability company and an SEC-registered investment adviser, founded in October 2003 by James J. Murchie to provide professional asset management services in the area of energy-related MLPs and other high-payout securities in the energy infrastructure sector. In addition to serving as sub-adviser to the Fund, Energy Income Partners serves as the investment manager to separately managed accounts, unregistered investment companies, a registered investment company and provides a model portfolio to unified managed accounts. Energy Income Partners also serves as the sub-adviser to three other registered investment companies advised by First Trust Advisors, an actively managed exchange traded fund, a sleeve of an actively managed exchange-traded fund, a sleeve of a variable insurance trust and an Irish Domiciled UCITs fund. Energy Income Partners mainly focuses on portfolio companies that operate infrastructure assets such as pipelines, storage and terminals that receive fee-based or regulated income from their customers.

First Trust Capital Partners, LLC, an affiliate of the Advisor, owns, through a wholly-owned subsidiary, a 15% ownership interest in each of the Sub-Advisor and Energy Income Partners, LLC, a Delaware limited liability company and affiliate of the Sub-Advisor.

James J. Murchie is the Founder, Chief Executive Officer, Principal of Energy Income Partners and a co-portfolio manager. After founding Energy Income Partners in October 2003, Mr. Murchie and the Energy Income Partners investment team joined Pequot Capital Management Inc. ("Pequot Capital") in December 2004. In August 2006, Mr. Murchie and the Energy Income Partners investment team left Pequot Capital and re-established Energy Income Partners. Prior to founding Energy Income Partners, Mr. Murchie was a Portfolio Manager at Lawhill Capital Partners, LLC ("Lawhill Capital"), a long/short equity hedge fund investing in commodities and equities in the energy and basic industry sectors. Before Lawhill Capital, Mr. Murchie was a Managing Director at Tiger Management, LLC, where his primary responsibility was managing a portfolio of investments in commodities and related equities. Mr. Murchie was also a Principal at Sanford C. Bernstein. He began his career at British Petroleum, PLC. Mr. Murchie holds a BA from Rice University and an MA from Harvard University.

Eva Pao is a Principal of Energy Income Partners and a co-portfolio manager. She has been with Energy Income Partners since inception in 2003. From 2005 to mid-2006, Ms. Pao joined Pequot Capital Management during Energy Income Partner's affiliation with Pequot. Prior to Harvard Business School, Ms. Pao was a Manager at Enron Corp where she managed a portfolio in Canadian oil and gas equities for Enron's internal hedge fund that specialized in energy-related equities and managed a natural gas trading book. Ms. Pao holds degrees from Rice University and Harvard Business School.

John K. Tysseland is a Principal of Energy Income Partners and a co-portfolio manager. Mr. Tysseland has been a portfolio manager of the Fund since 2016. Prior to joining Energy Income Partners in 2014, he worked at Citi Research, most recently serving as a Managing Director where he covered midstream energy companies and MLPs. From 1998 to 2005, he worked at Raymond James & Associates as a Vice President who covered the oilfield service industry and established the firm's initial coverage of MLPs in 2001. Prior to that, he was an Equity Trader at Momentum Securities from 1997 to 1998 and an Assistant Executive Director at Sumar Enterprises from 1996 to 1997. He graduated from The University of Texas at Austin with a BA in economics.

Linda Longville is the Research Director and a Principal of Energy Income Partners. Ms. Longville has been with Energy Income Partners since its inception in 2003, including the time the Energy Income Partners investment team spent at Pequot Capital between December 2004 and July 2006. From April 2001 through September 2003, she was a research analyst for Lawhill Capital. Prior to Lawhill Capital, Ms. Longville held positions in finance and business development at British Petroleum, PLC and Advanced Satellite Communications, Inc. She has a BAS from Miami University (Ohio) and an MA from Case Western Reserve University.

Saul Ballesteros is the Head of Trading and Operations and a Principal of Energy Income Partners. Mr. Ballesteros joined Energy Income Partners in 2006 after six years as a proprietary trader at FPL Group and Mirant Corp. From 1994 through 1999, he was with Enron's internal hedge fund in various positions of increased responsibility, and, from 1991 through 1994, Mr. Ballesteros was a manager of financial planning at IBM. Mr. Ballesteros holds a BS from Duke University and an MBA from Northwestern University.

For additional information concerning Energy Income Partners, including a description of the services provided and additional information about the Fund's portfolio managers, including the portfolio managers' compensation, other accounts managed by the portfolio managers and the portfolio managers' ownership of Fund shares, see "Sub-Advisor" in the SAI.

INVESTMENT MANAGEMENT AGREEMENT

Pursuant to an investment management agreement between First Trust Advisors and the Fund (the "Investment Management Agreement"), the Fund has agreed to pay for the services and facilities provided by First Trust Advisors an annual management fee, payable on a monthly basis, equal to 1.00% of the Fund's Managed Assets.

In addition to the management fee of First Trust Advisors, the Fund pays all other costs and expenses of its operations, including compensation of its trustees (other than those affiliated with First Trust Advisors), custodian, transfer agency, administrative, accounting and dividend disbursing expenses, legal fees, leverage expenses, expenses of independent auditors, expenses of repurchasing shares, expenses of preparing, printing and distributing shareholder reports, notices, proxy statements and reports to governmental agencies, and taxes, if any.

The Sub-Advisor receives a portfolio management fee equal to 0.50% of the Fund's Managed Assets. The Sub-Advisor's fee is paid by the Advisor out of the Advisor's management fee.

Because the fee paid to the Advisor (and by the Advisor to the Sub-Advisor) is calculated on the basis of the Fund's Managed Assets, which include the proceeds of leverage, the dollar amount of the Advisor's fees from the Fund (and Sub-Advisor's fees from the Advisor) will be higher (and the Advisor and Sub-Advisor will be benefited to that extent) when leverage is utilized. In this regard, if the Fund uses leverage in the amount equal to 25.94% of the Fund's Managed Assets (after their issuance), the Fund's management fee would be 1.35% of net assets attributable to common shares. See "Summary of Fund Expenses."

A discussion regarding the basis for approval by the Board of Trustees of the Investment Management Agreement and the Sub-Advisory Agreement is available in the Fund's Annual Report to Shareholders for the year ended October 31, 2017.

                                NET ASSET VALUE

The Fund determines the NAV of its common shares daily as of the close of regular session trading on the NYSE (normally 4:00 p.m. Eastern Time). NAV is computed by dividing the value of all assets of the Fund (including option premiums, accrued interest and dividends), less all Fund liabilities (including accrued expenses, dividends payable, current and deferred income taxes, any borrowings of the Fund and the market value of written call options) and the liquidation value of any outstanding Preferred Shares, by the total number of shares outstanding. The Fund relies to some extent on information provided by the MLPs, which is usually not timely, to estimate taxable income allocable to the MLP units held in the Fund's portfolio. From time to time the Fund will modify its estimates and/or assumptions as new information becomes available. To the extent the Fund modifies its estimates and/or assumptions, the NAV of the Fund would likely fluctuate.

For purposes of determining the NAV of the Fund, readily marketable portfolio securities listed on any exchange other than Nasdaq are valued, except as indicated below, at the last sale price on the business day as of which such value is being determined. If there has been no sale on such day, the securities are valued at the mean of the most recent bid and asked prices on such day. Securities admitted to trade on Nasdaq are valued at the Nasdaq Official Closing Price as determined by Nasdaq. Portfolio securities traded on more than one securities exchange are valued at the last sale price on the business day as of which such value is being determined at the close of the exchange representing the principal market for such securities.

Equity securities traded in the over-the-counter market, but excluding securities admitted to trading on Nasdaq, will be valued at the closing bid prices. Fixed-income securities with a remaining maturity of 60 days or more are valued by the Fund using a pricing service. When price quotes are not available, fair market value is based on prices of comparable securities. Fixed-income securities maturing within 60 days are valued by the Fund on an amortized cost basis. In the event that market quotations are not readily available, a pricing service does not provide a valuation for a particular asset, or the valuations are deemed unreliable, or if events occurring after the close of the principal markets for particular securities (e.g., domestic debt and foreign securities), but before the Fund values its assets, would call into doubt whether the market quotations or pricing service valuations represent fair value, the Fund may use a fair value method in good faith to value the Fund's securities and investments. The use of fair value pricing by the Fund is governed by valuation procedures approved by the Fund's Board of Trustees, and in accordance with the provisions of the 1940 Act.

When applicable, fair value of securities of an issuer is determined by the Board or a committee of the Board or a designee of the Board. In fair valuing the Fund's investments, consideration is given to several factors, which may include, among others, the following:

      o  the fundamental business data relating to the issuer;

      o an evaluation of the forces which influence the market in which the securities of the issuer are purchased and sold;

      o  the type, size and cost of the security;

      o  the financial statements of the issuer;

      o the credit quality and cash flow of the issuer, based on the Sub-Advisor's or external analysis;

      o  the information as to any transactions in or offers for the security;

      o the price and extent of public trading in similar securities (or equity securities) of the issuer, or comparable companies;

      o  the coupon payments;

      o the quality, value and saleability of collateral, if any, securing the security;

      o the business prospects of the issuer, including any ability to obtain money or resources from a parent or affiliate and an assessment of the issuer's management;

      o the prospects for the issuer's industry, and multiples (of earnings and/or cash flow) being paid for similar businesses in that industry;

      o  the issuer's competitive position within the industry;

      o the issuer's ability to access additional liquidity through public and private markets; and

      o  other relevant factors.

Any derivative transaction that the Fund enters into may, depending on the applicable market environment, have a positive or negative value for purposes of calculating NAV. Any option transaction that the Fund enters into may, depending on the applicable market environment, have no value or a positive value. Exchange-traded options and futures contracts are valued at the closing price in the market where such contracts are principally traded.

                                 DISTRIBUTIONS

Under normal market conditions, the Fund currently makes, and intends to continue to make, monthly distributions of its distributable cash flow ("DCF") to common shareholders and to make payment of substantially all DCF to holders of common shares on an annual basis. Distributions to common shareholders will be recorded on the ex-date and are determined based on U.S. generally accepted accounting principles, which may differ from their ultimate characterization for federal income tax purposes. There is no assurance that the Fund will make regular distributions.

Due to the tax treatment under current law of cash distributions made by MLPs in which the Fund invests, a portion of the distributions the Fund anticipates making to common shareholders may consist of a return of capital. To the extent that distributions exceed the Fund's earnings and profits, such distributions are generally not treated as taxable income for the investor. Instead, the common shareholders will experience a reduction in the basis of their shares, which may increase the capital gain or reduce capital loss realized upon the sale of such shares. Section 19(a) of the 1940 Act and Rule 19a-1 thereunder requires the Fund to provide a written statement accompanying payment of a distribution from any source other than income that adequately discloses the source or sources of payment. Thus, if the Fund's capital was the source of a distribution and the payment amounted to a return of capital, the Fund would be required to provide a written notice to that effect. A "return of capital" represents a return on a shareholder's original investment in the Fund's common Shares, and should not be confused with a dividend from profits and earnings. Upon the sale of common shares, common shareholders generally will recognize capital gain or loss measured by the difference between the sale proceeds received by the common shareholder and the shareholder's federal income tax basis in Common Shares sold, as adjusted to reflect return of capital. Accordingly, common shareholders should carefully review any written disclosure accompanying a distribution and should not assume that the source of payment is the Fund's income. See "Tax Matters."

Distributions made from current and accumulated earnings and profits of the Fund are taxable to shareholders as dividend income. Distributions that are in an amount greater than the Fund's current and accumulated earnings and profits will represent a return of capital to the extent of a shareholder's basis in the common shares, and such distributions will correspondingly increase the realized gain upon the sale of the common shares. Additionally, distributions not paid from current and accumulated earnings and profits that exceed a shareholder's tax basis in the common shares will be taxed as a capital gain. Unless a shareholder elects to receive cash distributions, distributions will automatically be reinvested into additional common shares pursuant to the Fund's Dividend Reinvestment Plan. Shareholders will be taxed upon the reinvested amounts as if they actually received the distribution in cash and then reinvested it in common shares.

Distributions by the Fund, whether paid in cash or in additional common shares, are taken into account in measuring the performance of the Fund with respect to its investment objective.

                           DIVIDEND REINVESTMENT PLAN

If your common shares are registered directly with the Fund or if you hold your common shares with a brokerage firm that participates in the Fund's dividend reinvestment plan (the "Plan"), unless you elect to receive cash distributions, all dividends and distributions on your common shares will be automatically reinvested by the Plan Agent, BNY Mellon Investment Servicing (US) Inc., in additional common shares under the Plan. If you elect to receive cash distributions, you will receive all distributions in cash paid by check mailed directly to you by BNY Mellon Investment Servicing (US) Inc., as dividend paying agent.

You are automatically enrolled in the Plan when you become a shareholder of the Fund. As a participant in the Plan, the number of common shares you will receive will be determined as follows:

      (1) If the common shares are trading at or above NAV at the time of valuation, the Fund will issue new shares at a price equal to the greater of (i) NAV per common share on that date or (ii) 95% of the market price on that date.

      (2) If common shares are trading below NAV at the time of valuation, the Plan Agent will receive the dividend or distribution in cash and will purchase common shares in the open market, on the NYSE or elsewhere, for the participants' accounts. It is possible that the market price for the common shares may increase before the Plan Agent has completed its purchases. Therefore, the average purchase price per share paid by the Plan Agent may exceed the market price at the time of valuation, resulting in the purchase of fewer shares than if the dividend or distribution had been paid in common shares issued by the Fund. The Plan Agent will use all dividends and distributions received in cash to purchase common shares in the open market within 30 days of the valuation date except where temporary curtailment or suspension of purchases is necessary to comply with federal securities laws. Interest will not be paid on any uninvested cash payments.

You may elect to opt-out of or withdraw from the Plan at any time by giving written notice to the Plan Agent, or by telephone at (800) 331-1710, in accordance with such reasonable requirements as the Plan Agent and Fund may agree upon. If you withdraw or the Plan is terminated, you will receive a whole share in your account under the Plan and you will receive a cash payment for any fraction of a share in your account. If you wish, the Plan Agent will sell your shares and send you the proceeds, minus brokerage commissions.

The Plan Agent maintains all shareholders' accounts in the Plan and gives written confirmation of all transactions in the accounts, including information you may need for tax records. Common shares in your account will be held by the Plan Agent in non-certificated form. The Plan Agent will forward to each participant any proxy solicitation material and will vote any shares so held only in accordance with proxies returned to the Fund. Any proxy you receive will include all Common Shares you have received under the Plan.

There is no brokerage charge for reinvestment of your dividends or distributions in common shares. However, all participants will pay a pro rata share of brokerage commissions incurred by the Plan Agent when it makes open-market purchases.

Automatically reinvesting dividends and distributions does not mean that you do not have to pay income taxes due upon receiving dividends and distributions. See "Tax Matters."

If you hold your common shares with a brokerage firm that does not participate in the Plan, you will not be able to participate in the Plan and any dividend reinvestment may be effected on different terms than those described above. Consult your financial adviser for more information.

Neither the Fund nor the Plan Agent shall be liable with respect to the Plan for any act done in good faith or for any good faith omission to act, including, without limitation, any claim of liability: (i) arising out of failure to terminate any participant's account upon such participant's death prior to receipt of notice in writing of such death; and (ii) with respect to the prices at which common shares are purchased and sold for the participant's account and the times such purchases and sales are made.

The Fund reserves the right to amend or terminate the Plan if in the judgment of the Board of Trustees the change is warranted.

There is no direct service charge to participants in the Plan; however, the Fund reserves the right to amend the Plan to include a service charge payable by the participants. Additional information about the Plan may be obtained from BNY Mellon Investment Servicing (US) Inc., 301 Bellevue Parkway, Wilmington, Delaware 19809.

                              PLAN OF DISTRIBUTION

The Fund may sell its Common Shares from time to time under this prospectus and any related prospectus supplement in any one or more of the following ways: (1) directly to one or more purchasers; (2) through agents; (3) to or through underwriters; or (4) through dealers. See also "Dividend Reinvestment Plan" above.

Each prospectus supplement relating to an offering of the Common Shares will state the terms of the offering, including as applicable:

      o  the names of any agents, underwriters or dealers;

      o  any sales loads or other items constituting underwriters' compensation;

      o any discounts, commissions, fees or concessions allowed or reallowed or paid to dealers or agents;

      o the public offering or purchase price of the offered securities and the estimated net proceeds we will receive from the sale; and

      o any securities exchange on which the offered Common Shares may be listed.

Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

DIRECT SALES

The Fund may sell the Common Shares directly to, and solicit offers from, purchasers, including institutional investors or others who may be deemed to be underwriters as defined in the 1933 Act for any resales of the Common Shares. In this case, no underwriters or agents would be involved. The Fund may use electronic media, including the Internet, to sell Common Shares directly. The terms of any of those sales will be described in a prospectus supplement.

BY AGENTS

The Fund may offer the Common Shares through agents that it designates. Any agent involved in the offer and sale will be named and any commissions payable by the Fund will be described in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, the agents will be acting on a best efforts basis for the period of their appointment.

The Fund may engage in at-the-market offerings to or through a market maker or into an existing trading market, on an exchange or otherwise, in accordance with Rule 415(a)(4). An at-the-market offering may be through one or more underwriters or dealers acting as principal or agent for the Fund.

BY UNDERWRITERS

The Fund may offer and sell the Common Shares from time to time to one or more underwriters who would purchase the Common Shares as principal for resale to the public, either on a firm commitment or best efforts basis. If the Fund sells Common Shares to underwriters, the Fund will execute an underwriting agreement with them at the time of the sale and will name them in the prospectus supplement. In connection with these sales, the underwriters may be deemed to have received compensation from the Fund in the form of underwriting discounts and commissions. The underwriters also may receive commissions from purchasers of the Common Shares for whom they may act as agent. Unless otherwise stated in the prospectus supplement, the underwriters will not be obligated to purchase the Common Shares unless the conditions set forth in the underwriting agreement are satisfied, and if the underwriters purchase any of the Common Shares, they will be required to purchase all of the offered Common Shares. In the event of default by any underwriter, in certain circumstances, the purchase commitments may be increased among the non-defaulting underwriters or the underwriting agreement may be terminated. The underwriters may sell the offered Common Shares to or through dealers, and those dealers may receive discounts, concessions or commissions from the underwriters as well as from the purchasers for whom they may act as agent.

If a prospectus supplement so indicates, the Fund may grant the underwriters an option to purchase additional Common Shares at the public offering price, less the underwriting discounts and commissions, within a specified number of days from the date of the prospectus supplement, to cover any overallotments.

BY DEALERS

The Fund may offer and sell the Common Shares from time to time to one or more dealers who would purchase the securities as principal. The dealers then may resell the offered Common Shares to the public at fixed or varying prices to be determined by those dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the prospectus supplement.

GENERAL INFORMATION

Agents, underwriters, or dealers participating in an offering of the Common Shares may be deemed to be underwriters, and any discounts and commission received by them and any profit realized by them on resale of the offered Common Shares for whom they may act as agent may be deemed to be underwriting discounts and commissions under the 1933 Act.

The Fund may offer to sell the Common Shares either at a fixed price or at prices that may vary, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices.

To facilitate an offering of the Common Shares in an underwritten transaction and in accordance with industry practice, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the market price of the Common Shares. Those transactions may include overallotment, entering stabilizing bids, effecting syndicate covering transactions, and reclaiming selling concessions allowed to an underwriter or a dealer.

      o An overallotment in connection with an offering creates a short position in the Common Shares for the underwriters' own account.

      o An underwriter may place a stabilizing bid to purchase the Common Shares for the purpose of pegging, fixing, or maintaining the price of the Common Shares.

      o Underwriters may engage in syndicate covering transactions to cover overallotments or to stabilize the price of the Common Shares by bidding for, and purchasing, the Common Shares or any other securities in the open market in order to reduce a short position created in connection with the offering.

      o The managing underwriter may impose a penalty bid on a syndicate member to reclaim a selling concession in connection with an offering when the Common Shares originally sold by the syndicate member are purchased in syndicate covering transactions or otherwise.

Any of these activities may stabilize or maintain the market price of the Common Shares above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Any underwriters to whom the Common Shares are sold for offering and sale may make a market in the Common Shares, but the underwriters will not be obligated to do so and may discontinue any market-making at any time without notice.

Under agreements entered into with the Fund, underwriters and agents may be entitled to indemnification by the Fund against certain civil liabilities, including liabilities under the 1933 Act, or to contribution for payments the underwriters or agents may be required to make. The underwriters, agents, and their affiliates may engage in financial or other business transactions with the Fund and its subsidiaries, if any, in the ordinary course of business.

The maximum commission or discount to be received by any member of the Financial Industry Regulatory Authority or independent broker-dealer will not be greater than eight percent of the initial gross proceeds from the sale of any security being sold.

To the extent permitted under the 1940 Act and the rules and regulations promulgated thereunder, the underwriters may from time to time act as a broker or dealer and receive fees in connection with the execution of our portfolio transactions after the underwriters have ceased to be underwriters and, subject to certain restrictions, each may act as a broker while it is an underwriter.

                             DESCRIPTION OF SHARES

COMMON SHARES

The Declaration of Trust authorizes the issuance of an unlimited number of common shares. The Common Shares being offered in an offering under this prospectus and the applicable prospectus supplement have a par value of $0.01 per share and, subject to the rights of the holders of Preferred Shares, if issued, have equal rights to the payment of dividends and the distribution of assets upon liquidation. As of October 31, 2017, the Fund had 46,637,670 common shares outstanding. The Common Shares being offered by this prospectus will, when issued, be fully paid and subject to matters discussed in "Certain Provisions in the Declaration of Trust and By-Laws," non-assessable, and currently have no preemptive or conversion rights (except as may otherwise be determined by the Board of Trustees in its sole discretion) or rights to cumulative voting.

The Fund's currently outstanding common shares are, and the Common Shares offered in this prospectus will be, subject to notice of issuance, listed on the NYSE under the trading or "ticker" symbol "FEI." The Fund will continue to hold annual meetings of shareholders so long as the common shares continue to be listed on a national securities exchange and such meetings are required as a condition to such listing.

Unlike open-end funds, closed-end funds like the Fund do not continuously offer shares and do not provide daily redemptions. Rather, if a shareholder determines to buy additional common shares or sell shares already held, the shareholder may conveniently do so by trading on the exchange through a broker or otherwise. Shares of closed-end investment companies may frequently trade on an exchange at prices lower than NAV. Shares of closed-end investment companies like the Fund have during some periods traded at prices higher than NAV and during other periods have traded at prices lower than NAV. Because the market value of the common shares may be influenced by such factors as dividend levels (which are in turn affected by expenses), dividend stability, portfolio credit quality, NAV, relative demand for and supply of such shares in the market, general market and economic conditions, and other factors beyond the control of the Fund, the Fund cannot assure you that common shares will trade at a price equal to or higher than NAV in the future. The common shares are designed primarily for long-term investors, and investors in the Common Shares should not view the Fund as a vehicle for trading purposes.

PREFERRED SHARES

The Declaration of Trust provides that the Fund's Board of Trustees may authorize and issue Preferred Shares with rights as determined by the Board of Trustees, by action of the Board of Trustees without the approval of the common shareholders.

Common shareholders have no preemptive right to purchase any Preferred Shares that might be issued.

The Fund may elect to issue Preferred Shares as part of its leverage strategy. The Fund currently has the ability to issue leverage through borrowings in an amount up to 33-1/3% of the Fund's total assets less all liabilities other than borrowings. The Board of Trustees also reserves the right to authorize the Fund to issue Preferred Shares to the extent permitted by the 1940 Act, which currently limits the aggregate liquidation preference of all outstanding Preferred Shares plus the principal amount of any outstanding leverage consisting of debt to 50% of the value of the Fund's total assets. Although the terms of any Preferred Shares, including dividend rate, liquidation preference and redemption provisions, will be determined by the Board of Trustees, subject to applicable law and the Declaration of Trust, the Preferred Shares may be structured to carry a relatively short-term dividend rate reflecting interest rates on short-term bonds, by providing for the periodic redetermination of the dividend rate at relatively short intervals. The Fund also believes it is likely that the liquidation preference, voting rights and redemption provisions of the Preferred Shares will be similar to those stated below.

Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Fund, the holders of Preferred Shares will be entitled to receive a preferential liquidating distribution, which is expected to equal the original purchase price per Preferred Share plus accrued and unpaid dividends, whether or not declared, before any distribution of assets is made to common shareholders. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of Preferred Shares will not be entitled to any further participation in any distribution of assets by the Fund.

Voting Rights. The 1940 Act requires that the holders of any Preferred Shares, voting separately as a single class, have the right to elect at least two trustees at all times. The remaining trustees will be elected by holders of common shares and Preferred Shares, voting together as a single class. In addition, subject to the prior rights, if any, of the holders of any other class of senior securities outstanding, the holders of any Preferred Shares have the right to elect a majority of the trustees of the Fund at any time that two years of dividends on any Preferred Shares are unpaid. The 1940 Act also requires that, in addition to any approval by shareholders that might otherwise be required, the approval of the holders of a majority of any outstanding Preferred Shares, voting separately as a class, would be required to: (i) adopt any plan of reorganization that would adversely affect the Preferred Shares; and (ii) take any action requiring a vote of security holders under Section 13(a) of the 1940 Act, including, among other things, changes in the Fund's subclassification as a closed-end investment company or changes in its fundamental investment restrictions. See "Certain Provisions in the Declaration of Trust and By-Laws." As a result of these voting rights, the Fund's ability to take any such actions may be impeded to the extent that there are any Preferred Shares outstanding. The Board of Trustees presently intends that, except as otherwise indicated in this prospectus and except as otherwise required by applicable law or the Declaration of Trust, holders of Preferred Shares will have equal voting rights with common shareholders (one vote per share, unless otherwise required by the 1940 Act) and will vote together with common shareholders as a single class.

The affirmative vote of the holders of a majority of the outstanding Preferred Shares, voting as a separate class, will be required to amend, alter or repeal any of the preferences, rights or powers of holders of Preferred Shares so as to affect materially and adversely such preferences, rights or powers, or to increase or decrease the authorized number of Preferred Shares. The class vote of holders of Preferred Shares described above will in each case be in addition to any other vote required to authorize the action in question.

Redemption, Purchase and Sale of Preferred Shares by the Fund. The terms of any Preferred Shares issued are expected to provide that: (i) they are redeemable by the Fund in whole or in part at the original purchase price per share plus accrued dividends per share; (ii) the Fund may tender for or purchase Preferred Shares; and (iii) the Fund may subsequently resell any shares so tendered for or purchased. Any redemption or purchase of Preferred Shares by the Fund will reduce any leverage applicable to the common shares, while any resale of shares by the Fund will increase that leverage.

The discussion above describes the possible offering of Preferred Shares by the Fund. If the Board of Trustees determines to proceed with such an offering, the terms of the Preferred Shares may be the same as, or different from, the terms described above, subject to applicable law and the Fund's Declaration of Trust. The Board of Trustees, without the approval of the common shareholders, may authorize an offering of Preferred Shares or may determine not to authorize such an offering, and may fix the terms of the Preferred Shares to be offered.

           CERTAIN PROVISIONS IN THE DECLARATION OF TRUST AND BY-LAWS

Under Massachusetts law, shareholders, in certain circumstances, could be held personally liable for the obligations of the Fund. However, the Declaration of Trust contains an express disclaimer of shareholder liability for debts or obligations of the Fund and requires that notice of such limited liability be given in each agreement, obligation or instrument entered into or executed by the Fund or the Board of Trustees. The Declaration of Trust further provides for indemnification out of the assets and property of the Fund for all loss and expense of any shareholder of the Fund held personally liable for the obligations of the Fund solely by reason of being a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund would be unable to meet its obligations. The Fund believes the likelihood of such circumstances is remote.

The Declaration of Trust generally requires a common shareholder vote only on those matters where the 1940 Act or the Fund's listing with an exchange require a common shareholder vote, but otherwise permits the Board of Trustees to take action without seeking the consent of common shareholders. For example, the Declaration of Trust gives the Board of Trustees broad authority to approve most reorganizations between the Fund and another entity, such as another closed-end fund, and the sale of all or substantially all of its assets without common shareholder approval if the 1940 Act would not require such approval. The Declaration of Trust further provides that the Board of Trustees may amend the Declaration of Trust in any respect without Common Shareholder approval. The Declaration of Trust, however, prohibits amendments that impair the exemption from personal liability granted in the Declaration of Trust to persons who are or have been shareholders, trustees, officers or employees of the Fund or that limit the rights to indemnification or insurance provided in the Declaration of Trust with respect to actions or omissions of persons entitled to indemnification under the Declaration of Trust prior to the amendment.

The By-Laws may be amended only by action of the trustees. The Declaration of Trust and By-Laws include provisions that could limit the ability of other entities or persons to acquire control of the Fund or to convert the Fund to open-end status.

The number of trustees is currently five, but by action of two-thirds of the trustees, the number of trustees may from time to time be increased or decreased. Under the By-Laws, the Board of Trustees is divided into three classes of trustees serving staggered three year terms, with the terms of one class expiring at each annual meeting of shareholders. If the Fund issues Preferred Shares, the Fund may establish a separate class for the trustees elected by the holders of the Preferred Shares. Subject to applicable provisions of the 1940 Act, vacancies on the Board of Trustees may be filled by a majority action of the remaining trustees. Removal of a trustee requires either (a) a vote of two-thirds of the outstanding shares (or if the trustee was elected or appointed with respect to a particular class, two-thirds of the outstanding shares of such class), or (b) the action of at least two-thirds of the remaining trustees. Such provisions may work to delay a change in the majority of the Board of Trustees. The provisions of the Declaration of Trust relating to the election and removal of trustees may be amended only by a vote of two-thirds of the trustees then in office. Generally, the Declaration of Trust requires a vote by holders of at least two-thirds of the common shares and Preferred Shares, if any, voting together as a single class, except as described below and in the Declaration of Trust, to authorize: (1) a conversion of the Fund from a closed-end to an open-end investment company, if required pursuant to the provisions of the 1940 Act; (2) a merger or consolidation of the Fund with any corporation, association, trust or other organization, including a series or class of such other organization (only in the limited circumstances where a vote by shareholders is otherwise required under the 1940 Act or the Declaration of Trust); (3) a sale, lease or exchange of all or substantially all of the Fund's assets (only in the limited circumstances where a vote by shareholders is otherwise required under the 1940 Act or the Declaration of Trust); (4) certain transactions such as a sale, lease or exchange of all or substantially all of the assets of the Fund, a merger or consolidation of the Fund, or the issuance of securities of the Fund, in which a principal shareholder (as defined in the Declaration of Trust) is a party to the transaction. However, with respect to
(1) above, if there are Preferred Shares outstanding, the affirmative vote of the holders of two-thirds of the Preferred Shares voting as a separate class shall also be required. With respect to (2) and (3) above, except as otherwise may be required, if the transaction constitutes a plan of reorganization which adversely affects Preferred Shares, if any, then an affirmative vote of two-thirds of the Preferred Shares voting together as a separate class is required as well. With respect to (1) through (3), if such transaction has already been authorized by the affirmative vote of two-thirds of the trustees, then the affirmative vote of the majority of the outstanding voting securities, as defined in the 1940 Act (a "Majority Shareholder Vote") is required, provided that when only a particular class is affected, only the required vote of the particular class will be required. Such affirmative vote or consent shall be in addition to the vote or consent of the holders of the Fund's shares otherwise required by law or any agreement between the Fund and any national securities exchange. See the SAI under "Certain Provisions in the Declaration of Trust and By-Laws."

The provisions of the Declaration of Trust described above could have the effect of depriving the common shareholders of opportunities to sell their common shares at a premium over the then current market price of the common shares by discouraging a third party from seeking to obtain control of the Fund in a tender offer or similar transaction. The overall effect of these provisions is to render more difficult the accomplishment of a merger or the assumption of control by a third party. They provide, however, the advantage of potentially requiring persons seeking control of the Fund to negotiate with its management regarding the price to be paid and facilitating the continuity of the Fund's investment objective and policies. The Board of Trustees of the Fund has considered the foregoing anti-takeover provisions and concluded that they are in the best interests of the Fund.

The Declaration of Trust also provides that prior to bringing a derivative action, a demand must first be made on the Board of Trustees by at least three unrelated shareholders that hold shares representing at least 5% of the voting power of the Fund or affected class. The Declaration of Trust details various information, certifications, undertakings and acknowledgements that must be included in the demand. Following receipt of the demand, the trustees who are considered independent for the purposes of considering the demand have a period of 90 days, which may be extended by an additional 60 days, to consider the demand. If a majority of the trustees who are considered independent for the purposes of considering the demand determine that maintaining the suit would not be in the best interests of the Fund, the Board of Trustees is required to reject the demand and the complaining shareholders may not proceed with the derivative action unless the shareholders are able to sustain the burden of proof to a court that the decision of the Board of Trustees not to pursue the requested action was not a good faith exercise of their business judgment on behalf of the Fund. If a demand is rejected, the complaining shareholders will be responsible for the costs and expenses (including attorneys' fees) incurred by the Fund in connection with the consideration of the demand under a number of circumstances. If a derivative action is brought in violation of the Declaration of Trust, the shareholders bringing the action may be responsible for the Fund's costs, including attorney's fees. The Declaration of Trust also includes a forum selection clause requiring that any shareholder litigation be brought in certain courts in Illinois and further provides that any shareholder bringing an action against the Fund waive the right to trial by jury to the fullest extent permitted by law.

Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

              STRUCTURE OF THE FUND; COMMON SHARE REPURCHASES AND
                            CHANGE IN FUND STRUCTURE

CLOSED-END STRUCTURE

Closed-end funds differ from open-end management investment companies (commonly referred to as mutual funds) in that closed-end funds generally list their shares for trading on a securities exchange and do not redeem their shares at the option of the shareholder. By comparison, mutual funds issue securities redeemable at NAV at the option of the shareholder and typically engage in a continuous offering of their shares. Mutual funds are subject to continuous asset in-flows and out-flows, whereas closed-end funds generally can stay more fully invested in securities consistent with the closed-end fund's investment objective and policies. In addition, in comparison to open-end funds, closed-end funds have greater flexibility in their ability to make certain types of investments, including investments in illiquid securities.

However, shares of closed-end investment companies listed for trading on a securities exchange frequently trade at a discount from NAV, but in some cases trade at a premium. The market price may be affected by trading volume of the shares, general market and economic conditions and other factors beyond the control of the closed-end fund. The foregoing factors may result in the market price of the common shares being greater than, less than or equal to NAV. The Board of Trustees has reviewed the structure of the Fund in light of its investment objective and policies and has determined that the closed-end structure is in the best interests of the shareholders. As described below, however, the Board of Trustees will review periodically the trading range and activity of the Fund's shares with respect to its NAV, and the Board may take certain actions to seek to reduce or eliminate any such discount. Such actions may include open-market repurchases or tender offers for the common shares at or near NAV or the possible conversion of the Fund to an open-end fund. There can be no assurance that the Board will decide to undertake any of these actions or that, if undertaken, such actions would result in the common shares trading at a price equal to or close to their NAV. In addition, as noted above, the Board of Trustees determined in connection with the initial offering of the common shares of the Fund that the closed-end structure is appropriate, given the Fund's investment objective and policies. Investors should assume, therefore, that it is highly unlikely that the Board would vote to propose to shareholders that the Fund convert to an open-end investment company.

REPURCHASE OF COMMON SHARES AND TENDER OFFERS

Shares of closed-end funds frequently trade at a discount to their NAV. Because of this possibility and the recognition that any such discount may not be in the interest of common shareholders, the Board of Trustees might consider from time to time engaging in open-market repurchases, tender offers for shares or other programs intended to reduce the discount. The Fund cannot guarantee or assure, however, that the Board of Trustees will decide to engage in any of these actions. After any consideration of potential actions to seek to reduce any significant market discount, the Board of Trustees may, subject to its fiduciary obligations and compliance with applicable state and federal laws and the requirements of the principal stock exchange on which the common shares are listed, authorize the commencement of a share repurchase program or tender offer. The size and timing of any such share repurchase program or tender offer will be determined by the Board of Trustees in light of the market discount of the common shares, trading volume of the common shares, information presented to the Board of Trustees regarding the potential impact of any such share repurchase program or tender offer, and general market and economic conditions. There can be no assurance that the Fund will in fact effect repurchases of or tender offers for any of its common shares. The Fund may, subject to its investment limitation with respect to borrowings, incur debt to finance such repurchases or a tender offer or for other valid purposes. Interest on any such borrowings would increase the Fund's expenses and reduce the Fund's net income.

There can be no assurance that repurchases of common shares or tender offers, if any, will cause the common shares to trade at a price equal to or in excess of their NAV. Nevertheless, the possibility that a portion of the Fund's outstanding common shares may be the subject of repurchases or tender offers may reduce the spread between market price and NAV that might otherwise exist. In the opinion of the Fund, sellers may be less inclined to accept a significant discount in the sale of their common shares if they have a reasonable expectation of being able to receive a price of NAV for a portion of their common shares in conjunction with an announced repurchase program or tender offer for the common shares.

Although repurchases or tender offers may have a favorable effect on the market price of the common shares, the acquisition of common shares by the Fund will decrease the Managed Assets of the Fund and therefore will have the effect of increasing the Fund's expense ratio and decreasing the asset coverage with respect to any borrowings or Preferred Shares outstanding. Because of the nature of the Fund's investment objective, policies and portfolio, the Advisor does not anticipate that repurchases of common shares or tender offers should interfere with the ability of the Fund to manage its investments in order to seek its investment objective, and does not anticipate any material difficulty in borrowing money or disposing of portfolio securities to consummate repurchases of or tender offers for common shares, although no assurance can be given that this will be the case.

CONVERSION TO OPEN-END FUND

The Fund may be converted to an open-end investment company at any time if approved by the holders of two-thirds of the Fund's shares outstanding and entitled to vote, provided that, unless otherwise required by law, if there are Preferred Shares outstanding, the affirmative vote of the holders of two-thirds of the Preferred Shares voting as a separate class shall also be required; provided, however, that such votes shall be by Majority Shareholder Vote if the action in question was previously approved by the affirmative vote of two-thirds of the Board of Trustees. Such affirmative vote or consent shall be in addition to the vote or consent of the holders of the shares otherwise required by law or any agreement between the Fund and any national securities exchange. In the event of conversion, the common shares would cease to be listed on the NYSE or other national securities exchange. Any Preferred Shares or borrowings would need to be redeemed or repaid upon conversion to an open-end investment company. The Board of Trustees believes, however, that the closed-end structure is appropriate, given the Fund's investment objective and policies. Investors should assume, therefore, that it is highly unlikely that the Board of Trustees would vote to propose to shareholders that the Fund convert to an open-end investment company. Shareholders of an open-end investment company may require the company to redeem their shares at any time (except in certain circumstances as authorized by or under the 1940 Act) at their NAV, less such redemption charge or contingent deferred sales charge, if any, as might be in effect at the time of a redemption. The Fund would expect to pay all such redemption requests in cash, but would intend to reserve the right to pay redemption requests in a combination of cash or securities. If such partial payment in securities were made, investors may incur brokerage costs in converting such securities to cash. If the Fund were converted to an open-end fund, it is possible that new common shares would be sold at NAV plus a sales load.

                                  TAX MATTERS

The following discussion of federal income tax matters is based on the advice of Chapman and Cutler LLP, counsel to the Fund.

MATTERS ADDRESSED

This section and the discussion in the SAI provide a general summary of the material U.S. federal income tax consequences to the persons who purchase, own and dispose of the common shares. It does not address all U.S. federal income tax consequences that may apply to investment in the common shares. Unless otherwise indicated, this discussion is limited to taxpayers who are U.S. persons, as defined herein. The discussion that follows is based on the provisions of the Code, on Treasury regulations promulgated thereunder as in effect on the date hereof and on existing judicial and administrative interpretations thereof. These authorities are subject to change and to differing interpretations, which could apply retroactively. Potential investors should consult their own tax advisers in determining the federal, state, local, foreign and any other tax consequences to them of the purchase, ownership and disposition of the common shares. This discussion does not address all tax consequences that may be applicable to a U.S. person that is a beneficial owner of common shares, nor does it address, unless specifically indicated, the tax consequences to, among others, (i) persons that may be subject to special treatment under U.S. federal income tax law, including, but not limited to, banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, partnerships and other pass-through entities, United States expatriates, and dealers in securities or currencies, (ii) persons that will hold common shares as part of a position in a "straddle" or as part of a "hedging," "conversion" or other integrated investment transaction for U.S. federal income tax purposes and traders that have elected the mark-to-market method of accounting, (iii) persons whose functional currency is not the U.S. dollar or (iv) persons that do not hold common shares as capital assets within the meaning of Section 1221 of the Code.

For purposes of this discussion, a "U.S. person" is (i) an individual citizen or resident of the United States, (ii) a corporation or partnership organized in or under the laws of the United States or any state thereof or the District of Columbia (other than a partnership that is not treated as a U.S. person under any applicable Treasury regulations), (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all the substantial decisions of such trust. Notwithstanding clause (iv) above, to the extent provided in regulations, certain trusts in existence on August 20, 1996 and treated as U.S. persons prior to such date that elect to continue to be so treated also shall be considered U.S. persons.

TAX CHARACTERIZATION OF THE FUND FOR U.S. FEDERAL INCOME TAX PURPOSES

The Fund has elected to be treated as a regular C corporation for U.S. federal income tax purposes. Thus, the Fund is subject to U.S. corporate income tax on its U.S. taxable income. Such taxable income would generally include all of the Fund's net income from the MLPs. The current U.S. federal maximum graduated income tax rate for corporations is 21%. However, certain ordinary income dividends received by the Fund that are attributable to qualifying dividends from certain corporations may be eligible for the dividend received deduction. However, the presence of covered call options in the portfolio may reduce the amount of dividends that are treated as qualifying dividends.

Any such U.S. corporate income tax could materially reduce cash available to make payments on the common shares. The Fund will also be obligated to pay state income tax on its taxable income.

The MLPs in which the Fund invests are generally treated as partnerships for U.S. federal income tax purposes. As a partner in the MLPs, the Fund will be required to report its allocable share of MLP income, gain, loss, deduction and expense, whether or not any cash is distributed from the MLPs.

The Fund invests in energy MLPs, so the majority of the Fund's items of income, gain, loss, deduction and expense is related to energy ventures. However, some items are likely to relate to the temporary investment of the Fund's capital, which may be unrelated to energy ventures.

Although the Fund generally holds the interests in the MLPs for investment, the Fund may sell interests in a particular MLP from time to time. On any such sale, the Fund generally will recognize gain or loss based upon the difference between the consideration received for tax purposes on the sale and the Fund's tax basis in the interest sold. The consideration received is generally the amount paid by the purchaser plus any debt of the MLP allocated to the Fund that will shift to the purchaser on the sale. The Fund's tax basis in an MLP is the amount paid for the interest, increased by the Fund's allocable share of net income and gains and the MLP's debt, if any, and capital contributions to the MLP, and decreased for any distributions received by the Fund, by reductions in the Fund's allocable share of the MLP's debt, if any, and by the Fund's allocable share of net losses. Thus, although cash distributions in excess of taxable income and net tax losses may create a temporary economic benefit to the Fund, they will increase the amount of gain (or decrease the amount of loss) on the sale of an interest in an MLP. No favorable U.S. federal income tax rate applies to long-term capital gains for entities treated as corporations for U.S. federal income tax purposes, such as the Fund. Thus, the Fund will be subject to U.S. federal income tax on its long-term capital gains, like ordinary income, at rates of up to 21%.

The Fund may have income that is sourced to other countries and taxed in other countries. Because of the differences in the way countries calculate taxable income, the Fund may have net taxable income in other countries in years in which the Fund has net losses for U.S. tax purposes. Similarly, the Fund may have net taxable income for U.S. tax purposes in years in which the Fund has net losses in one or more other countries. This mismatch may cause the Fund to not be able to use foreign taxes paid as credit against U.S. taxes in all circumstances.

The Fund is not treated as a regulated investment company for U.S. federal income tax purposes. In order to qualify as a regulated investment company, the income and assets of the company must meet certain minimum threshold tests. Because the Fund invests a substantial portion of its Managed Assets in MLPs that invest in energy ventures, the Fund does not meet such tests under current law. In contrast to the tax rules that will apply to the Fund, a regulated investment company generally does not pay corporate income tax. Thus, the regulated investment company taxation rules have no application to the Fund or common shareholders of the Fund.

LIMITATIONS ON INTEREST DEDUCTIONS

Since 2017, the Fund has been subject to limitations on the amount of interest deductions that it may take in each year. Deductions for interest would be limited to 30 percent of a business's taxable income (before interest, depreciation, and depletion). The underlying MLP's may also be subject to a similar limitation. The Fund intends to use leverage to make its investments. See "Leverage Program." Because the limitation on interest would be based upon income before depletion, which is sometimes a significant deduction allocated from MLPs, the significance of the limitation is difficult to predict. However, it is possible that the Fund will not be able to deduct all of its interest expense in the year accrued. If this occurs, the excess interest expense could be carried forward to subsequent years, but the Fund's tax in the year the expense is accrued could increase.

TAXATION OF THE SHAREHOLDERS

Distributions. The Fund's distributions will be treated as dividends to common shareholders to the extent of the Fund's current or accumulated earnings and profits as determined for U.S. federal income tax purposes.

The portion of the Fund's distributions treated as a dividend for U.S. federal income tax purposes should be treated as qualified dividend income for U.S. federal income tax purposes, subject to certain holding period and other requirements. Certain qualified dividend income received by individual shareholders will be taxed at long-term capital gains rates, which reach a maximum of 20%. Corporations are generally subject to tax on dividends at a maximum 21% rate, but, for tax years beginning after December 31, 2017, corporations may be eligible to exclude 50% of the dividends if certain holding period requirements are met.

If a Fund distribution exceeds the Fund's current and accumulated earnings and profits, the distribution will be treated as a non-taxable adjustment to the basis of the common shares to the extent of such basis, and then as capital gain to the extent the distribution exceeds the basis of the common shares. Such gain will be long-term capital gain if the holding period for the common shares is more than one year. Individuals are currently subject to a maximum tax rate of 23.8% (including a 3.8% tax on net investment income above a certain threshold) on long-term capital gains. Corporations are taxed on capital gains at their ordinary income rates.

A corporation's earnings and profits are generally calculated by making certain adjustments to the corporation's reported taxable income. Based upon the historic performance of similar MLPs, the Fund anticipates that the distributed cash from the MLPs in its portfolio will exceed the Fund's earnings and profits derived from its investments in the MLPs in its portfolio. Thus, the Fund anticipates that only a portion of its distributions will be treated as dividends to its common shareholders for U.S. federal income tax purposes.

Special rules apply to the calculation of earnings and profits for corporations invested in energy ventures. The Fund's earnings and profits will be calculated using (i) straight-line depreciation rather than a percentage depletion method and (ii) five-year and ten-year amortization of drilling costs and exploration and development costs, respectively. Thus, these deductions may be significantly lower for purposes of calculating earnings and profits than they are for purposes of calculating taxable income.

Because of these differences, the Fund may make distributions out of earnings and profits, treated as dividends, in years in which Fund distributions exceed the Fund's taxable income.

A common shareholder participating in the Fund's automatic dividend reinvestment plan will be taxed upon the reinvested amount as if actually received by the participating common shareholder and the participating common shareholder reinvested such amount in additional Fund common shares.

The Fund will notify common shareholders annually as to the U.S. federal income tax status of Fund distributions to them.

Distributions from the Fund may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that either (A) have not entered into an agreement with the U.S. Treasury to collect and disclose certain information or (B) are not resident for tax purposes in a jurisdiction that has entered into an agreement with the IRS to collect and provide the information otherwise required and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners.

Sale of Shares. Upon the sale of common shares, a common shareholder will generally recognize capital gain or loss measured by the difference between the amount received on the sale and the common shareholder's tax basis of common shares sold. As discussed above, such tax basis may be less than the price paid for the common shares as a result of prior Fund distributions in excess of the Fund's earnings and profits. Such capital gain or loss will generally be long-term capital gain or loss, if such common shares were capital assets held for more than one year. The U.S. federal income tax treatment of long-term capital gains is described above. The deductibility of capital losses is subject to limitations. In addition, the gross proceeds from dispositions of interests in the Fund after December 31, 2018 may be subject to a U.S. withholding tax of 30% in the case of payments to (i) certain non-U.S. financial institutions that either (A) have not entered into an agreement with the U.S. Treasury to collect and disclose certain information or (B) are not resident for tax purposes in a jurisdiction that has entered into an agreement with the IRS to collect and provide the information otherwise required and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entities' U.S. owners.

Medicare Tax. Income from the Fund may also be subject to a 3.8% "Medicare tax." This tax will generally apply to the net investment income (such as interest and dividends, including dividends paid with respect to the common shares) and gains of a shareholder who is an individual if such shareholder's adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of a married couple filing joint returns and $200,000 in the case of single individuals.

Information Reporting and Withholding. The Fund will be required to report annually to the Internal Revenue Service (the "IRS"), and to each common shareholder, the amount of distributions and consideration paid in redemptions, and the amount withheld for U.S. federal income taxes, if any, for each calendar year, except as to exempt holders (including certain corporations, tax-exempt organizations, qualified pension and profit-sharing trusts, and individual retirement accounts). Each common shareholder (other than common shareholders who are not subject to the reporting requirements without supplying any documentation) that is a U.S. person will be required to provide the Fund, under penalties of perjury, an IRS Form W-9 or an equivalent form containing the common shareholder's name, address, correct federal taxpayer identification number and a statement that the common shareholder is not subject to backup withholding. Should a non-exempt common shareholder fail to provide the required certification, backup withholding will apply. The current backup withholding rate is 24%. Backup withholding is not an additional tax. Any such withholding will be allowed as a credit against the common shareholder's U.S. federal income tax liability provided the required information is timely furnished to the IRS.

TAX CONSEQUENCES OF CERTAIN INVESTMENTS

U.S. Federal Income Taxation of MLPs. MLPs are generally intended to be taxed as partnerships for U.S. federal income tax purposes. As a partnership, an MLP is treated as a pass-through entity for U.S. federal income tax purposes. This means that the U.S. federal income items of the MLP, though calculated and determined at the partnership level, are allocated among the partners in the MLP and are included directly in the calculation of the taxable income of the partners whether or not cash flow is distributed from the MLP. The MLP files an information return, but normally pays no U.S. federal income tax.

MLPs are often publicly traded. Publicly traded partnerships are generally treated as corporations for federal income tax purposes. However, if an MLP satisfies certain income character requirements, the MLP will generally continue to be treated as partnership for federal income tax purposes. Under these requirements, an MLP must receive at least 90% of its gross income from certain "qualifying income" sources.

Qualifying income for this purpose generally includes interest, dividends, real property rents, real property gains, and income and gain from the exploration, development, mining or production, processing, refining, transportation or marketing of any mineral or natural resource (including fertilizer, geothermal energy, and timber). As discussed above, the Fund invests in energy MLPs that derive income from such sources, so the income of the MLPs in the Fund's portfolio should qualify as qualifying income. The IRS has finalized regulations that limit the nature of qualifying income for MLPs. Some MLPs may convert to corporations under these regulations or restructure their activities to qualify under these regulations.

As discussed above, the tax items of an MLP are allocated through to the partners of the MLP whether or not an MLP makes any distributions of cash. In part because estimated tax payments are payable quarterly, partnerships often make quarterly cash distributions. A distribution from a partnership will generally be treated as a non-taxable adjustment to the basis of the Fund's interest in the partnership to the extent of such basis, and then as gain to the extent of the excess distribution. The gain will generally be capital gain, but a variety of rules could potentially recharacterize the gain as ordinary income. The Fund's initial tax basis is the price paid for the MLP interest plus any debt of the MLP allocated to the Fund. The tax basis is decreased for distributions received by the Fund, by reductions in the Fund's allocable share of the MLP's debt, if any, and by the Fund's allocable share of net losses, and increased for capital contributions and the Fund's allocable share of net income and gains.

When interests in a partnership are sold, the difference between (i) the sum of the sales price and the Fund's share of debt of the partnership that will be allocated to the purchaser and (ii) the Fund's adjusted tax basis will be taxable gain or loss, as the case may be.

The Fund should receive a Form K-1 from each MLP, showing its share of each item of MLP income, gain, loss, deductions and expense. The Fund will use that information to calculate its taxable income and its earnings and profits.

Because the Fund has elected to be taxed as a corporation, the Fund will report the tax items of the MLPs and any gain or loss on the sale of interests in the MLPs on its own tax returns. The Fund's common shareholders will be viewed for federal income tax purposes as having income or loss on their investment in the Fund rather than in the underlying MLPs. common shareholders will receive a Form 1099 from the Fund based upon the distributions made (or deemed to have been made) to the common shareholders rather than based upon the income, gain, loss or deductions of the MLPs in which the Fund invests.

Other Investments. The Fund may attempt to generate premiums from the sale of call options. These premiums typically will result in short-term capital gains to the Fund. Transactions involving the disposition of the Fund's underlying securities (whether pursuant to the exercise of a call option, put option or otherwise) will give rise to capital gains or losses. Because the Fund does not have control over the exercise of the call options it writes, such exercises or other required sales of the underlying stocks may cause the Fund to realize capital gains or losses at inopportune times.

Certain of the Fund's investment practices may be subject to special and complex federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited) or (iii) cause the Fund to recognize income or gain without a corresponding receipt of cash. The Fund will monitor its transactions and may make certain tax elections in order to mitigate the effect of these provisions, if possible.

                    CUSTODIAN, ADMINISTRATOR, FUND ACCOUNTANT AND TRANSFER AGENT

The custodian of the assets of the Fund is The Bank of New York Mellon, One Wall Street, New York, New York 10286. The Fund's transfer, shareholder services and dividend paying agent is BNY Mellon Investment Servicing (US) Inc., 301 Bellevue Parkway, Wilmington, Delaware 19809. Pursuant to an administration and accounting services agreement, The Bank of New York Mellon also provides certain administrative and accounting services to the Fund, including maintaining the Fund's books of account, records of the Fund's securities transactions, and certain other books and records; acting as liaison with the Fund's independent registered public accounting firm by providing such accountant with various audit-related information with respect to the Fund; and providing other continuous accounting and administrative services. As compensation for these services, the Fund has agreed to pay The Bank of New York Mellon an annual fee, calculated daily and payable on a monthly basis, of 0.05% of the Fund's first $500 million of average Managed Assets, subject to decrease with respect to additional Fund Managed Assets.

                                 LEGAL OPINIONS

Certain legal matters in connection with the Common Shares will be passed upon for the Fund by Chapman and Cutler LLP, Chicago, Illinois. Chapman and Cutler LLP may rely as to certain matters of Massachusetts law on the opinion of Morgan, Lewis & Bockius LLP. If certain legal matters in connection with an offering of Common Shares are passed upon by counsel for the underwriters or sales agent of such offering, such counsel will be named in a prospectus supplement.

                           TABLE OF CONTENTS FOR THE
                      STATEMENT OF ADDITIONAL INFORMATION

                                                                            PAGE

Use of Proceeds...........................................................    1

Investment Objective......................................................    1

Investment Policies and Restrictions......................................    2

Investment Policies and Techniques........................................    4

Additional Information About the Fund's Investments and
   Investment Risks.......................................................    7

Other Investment Policies and Techniques..................................   35

Management of the Fund....................................................   44

Investment Advisor........................................................   55

Sub-Advisor...............................................................   58

Proxy Voting Policies and Procedures......................................   62

Portfolio Transactions and Brokerage......................................   63

Description of Shares.....................................................   65

Certain Provisions in the Declaration of Trust and By-Laws................   67

Repurchase of Fund Shares; Conversion to Open-End Fund....................   69

Net Asset Value...........................................................   72

Federal Tax Matters.......................................................   74

Independent Registered Public Accounting Firm.............................   80

Custodian, Administrator, Fund Accountant and Transfer Agent..............   80

Additional Information....................................................   81

Financial Statements and Report of Independent Registered Public
   Accounting Firm........................................................   82

Appendix A--Ratings of Investments........................................  A-1

Appendix B--Energy Income Partners, LLC Proxy Voting Policies and
            Procedures....................................................  B-1

                     FIRST TRUST MLP AND ENERGY INCOME FUND

                         UP TO 13,600,000 COMMON SHARES



                             ---------------------
                                   PROSPECTUS


                                          , 2018
                             ---------------------

The information in this Statement of Additional Information is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Statement of Additional Information is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                   SUBJECT TO COMPLETION, DATED MARCH 1, 2018

                     FIRST TRUST MLP AND ENERGY INCOME FUND
                      STATEMENT OF ADDITIONAL INFORMATION

      First Trust MLP and Energy Income Fund (the "Fund") is a non-diversified, closed-end management investment company which commenced operations in November 2012.

      This Statement of Additional Information relates to the offering, on an immediate, continuous or delayed basis, of up to 13,600,000 common shares of beneficial interest in the Fund in one or more offerings (the "Common Shares"). This Statement of Additional Information does not constitute a prospectus, but should be read in conjunction with the Fund's Prospectus dated , 2018 and any related prospectus supplement. The Fund's currently outstanding common shares are, and the Common Shares offered by the Prospectus and any prospectus supplement will be, subject to notice of issuance, listed on the New York Stock Exchange under the symbol "FEI."

      This Statement of Additional Information does not include all information that a prospective investor should consider before purchasing Common Shares. Investors should obtain and read the Prospectus and any prospectus supplement prior to purchasing such Common Shares. A copy of the Fund's Prospectus and any prospectus supplement may be obtained without charge by calling (800) 988-5891. You also may obtain a copy of the Prospectus on the Securities and Exchange Commission's web site (http://www.sec.gov). As used in this Statement of Additional Information, unless the context requires otherwise, "common shares" refer to the Fund's common shares of beneficial interest currently outstanding as well as those Common Shares offered by the Prospectus and any prospectus supplement and the holders of the common shares are called "common shareholders." Capitalized terms used but not defined in this Statement of Additional Information have the meanings ascribed to them in the Prospectus and any prospectus supplement.

      This Statement of Additional Information is dated         , 2018.

                               TABLE OF CONTENTS

                                                                            PAGE

USE OF PROCEEDS................................................................1

INVESTMENT OBJECTIVE...........................................................1

INVESTMENT POLICIES AND RESTRICTIONS...........................................2

INVESTMENT POLICIES AND TECHNIQUES.............................................4

ADDITIONAL INFORMATION ABOUT THE FUND'S INVESTMENTS AND
   INVESTMENT RISKS............................................................6

OTHER INVESTMENT POLICIES AND TECHNIQUES......................................35

MANAGEMENT OF THE FUND........................................................44

INVESTMENT ADVISOR............................................................55

SUB-ADVISOR...................................................................58

PROXY VOTING POLICIES AND PROCEDURES..........................................62

PORTFOLIO TRANSACTIONS AND BROKERAGE..........................................63

DESCRIPTION OF SHARES.........................................................65

CERTAIN PROVISIONS IN THE DECLARATION OF TRUST AND BY-LAWS....................67

REPURCHASE OF FUND SHARES; CONVERSION TO OPEN-END FUND........................69

NET ASSET VALUE...............................................................72

FEDERAL TAX MATTERS...........................................................74

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.................................80

CUSTODIAN, ADMINISTRATOR AND TRANSFER AGENT...................................80

ADDITIONAL INFORMATION........................................................80

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC
   ACCOUNTING FIRM............................................................82


APPENDIX A -- Ratings of Investments.........................................A-1
APPENDIX B -- Energy Income Partners, LLC Proxy Voting Policies
              and Procedures....................B-1

                                USE OF PROCEEDS

      The Fund expects to invest substantially all of the net proceeds from any sales of Common Shares pursuant to the Prospectus and any prospectus supplement in accordance with the Fund's investment objective and policies as stated below or for other general corporate purposes within approximately three months of receipt of such proceeds.

      Pending investment in securities that meet the Fund's investment objective and policies, the net proceeds of an offering under the Prospectus and the applicable prospectus supplement will be invested in cash or cash equivalents.

                              INVESTMENT OBJECTIVE

      The Fund's investment objective is to seek a high level of total return with an emphasis on current distributions paid to common shareholders. For purposes of the Fund's investment objective, total return includes capital appreciation of, and all distributions received from, securities in which the Fund invests regardless of the tax character of the distributions. The Fund seeks to provide its common shareholders with a vehicle to invest in a portfolio of cash-generating securities, with a focus on investing in publicly traded MLPs, MLP-related entities and other companies in the energy sector and energy utility industries that are weighted towards non-cyclical, fee-for-service revenues. The Fund also may invest in other securities set forth below if Energy Income Partners, LLC, the sub-adviser of the Fund ("Energy Income Partners" or the "Sub-Advisor"), expects to achieve the Fund's objective with such investments. There can be no assurance that the Fund's investment objective will be achieved.

      Due to the tax treatment under current law of cash distributions in excess of income made by MLPs in which the Fund may invest, a portion of distributions the Fund anticipates making to common shareholders may consist of a return of capital and, depending on market conditions and tax circumstances, in certain periods, such return of capital may represent a significant portion of the Fund's distributions. To the extent that distributions exceed the Fund's earnings and profits, such distributions are generally not treated as taxable income for the investor. Instead, the Fund's common shareholders will experience a reduction in the basis of their shares, which may increase the capital gain, or reduce capital loss, realized upon the sale of such shares.

      As used in this Statement of Additional Information, unless the context requires otherwise, MLPs are MLPs in the energy sector. The Fund considers investments in "MLP-related entities" to include investments that offer economic exposure to publicly traded MLPs and private investments that have MLP characteristics, but are not publicly traded. The Fund considers investments in the energy sector to include companies that derive a majority of their revenues or operating income from transporting, processing, storing, distributing, marketing, exploring, developing, managing or producing natural gas, natural gas liquids ("NGLs") (including propane), crude oil, refined petroleum products, coal or electricity, or from supplying energy-related products and services, or any such other companies within the energy sector as classified under the Global Industry Classification Standards developed by MSCI, Inc. and Standard & Poor's ("GICS"). The Fund considers investments in energy utility to include companies that derive a majority of their revenues or operating income from providing products, services or equipment for the generation, transmission, distribution or sale of electricity or gas and such other companies within the electric, gas, independent power and renewable electricity producers and multi-utilities industries as classified under GICS.

      The types of MLPs in which the Fund invests historically have made cash distributions to limited partners or members that exceed the amount of taxable income allocable to limited partners or members, due to a variety of factors, including significant non-cash deductions, such as depreciation and depletion. If cash distributions from an MLP exceed the taxable income reported in a particular tax year, a portion of the excess cash distribution would not be treated as income to the Fund in that tax year but would rather be treated as a return of capital for federal income tax purposes to the extent of the Fund's basis in its MLP units. The Fund's tax basis in its MLP units is the amount paid for the units, increased by the Fund's allocable share of net income and gains and the MLP's debt, if any, and capital contributions to the MLP, and decreased for any distributions received by the Fund, by the Fund's allocable share of net losses and by reductions in the Fund's allocable share of the MLP's debt, if any. Thus, although cash distributions in excess of taxable income and net tax losses may create a temporary economic benefit to the Fund, they will increase the amount of gain (or decrease the amount of loss) on the sale of an interest in an MLP. The Fund expects to distribute cash in excess of its earnings and profits to common shareholders, which may be treated as a return of capital to the extent of the common shareholders' basis in the common shares.

                      INVESTMENT POLICIES AND RESTRICTIONS

NON-FUNDAMENTAL INVESTMENT POLICIES

      The Fund has adopted the following non-fundamental policies:

      o Under normal market conditions, the Fund invests at least 85% of its Managed Assets in equity and debt securities of MLPs, MLP-related entities and other energy sector and energy utility companies that the Fund's Sub-Advisor believes offer opportunities for growth and income.

      o The Fund may invest up to 20% of its Managed Assets in unregistered or otherwise restricted securities. The types of unregistered or otherwise restricted securities that the Fund may purchase consist of MLP common units, MLP subordinated units and securities of public and private energy sector and energy utility companies.

      o The Fund may invest up to 20% of its Managed Assets in debt securities of MLPs, MLP-related entities and other energy sector and energy utility companies, including certain below investment grade securities, which are commonly referred to as "high yield" or "junk" bonds. Below investment grade debt securities will be rated at least "B3" by Moody's Investors Service, Inc. ("Moody's") and at least "B-" by Standard & Poor's Ratings Services ("S&P") at the time of purchase, or comparably rated by another nationally recognized statistical rating organization ("NRSRO") or, if unrated, determined to be of comparable quality by the Sub-Advisor.

      o The Fund will not invest more than 15% of its Managed Assets in any single issuer.

      o The Fund will not engage in short sales, except to the extent the Fund engages in derivative investments to seek to hedge against interest rate risk in connection with the Fund's use of leverage or market risks associated with the Fund's portfolio.

      o The Fund may invest up to 30% of its Managed Assets in non-U.S. securities and may hedge the currency risk of the non-U.S. securities using derivative instruments.

      To generate additional income, the Fund may write (or sell) covered call options on up to 35% of its Managed Assets.

FUNDAMENTAL INVESTMENT POLICIES

      The Fund, as a fundamental policy, may not:

             (1) Issue senior securities, as defined in the Investment Company Act of 1940, as amended, other than (i) preferred shares which immediately after issuance will have asset coverage of at least 200%, (ii) indebtedness which immediately after issuance will have asset coverage of at least 300%, or (iii) the borrowings permitted by investment restriction
      (2) set forth below;

             (2) Borrow money, except as permitted by the Investment Company Act of 1940, as amended, the rules thereunder and interpretations thereof or pursuant to a Securities and Exchange Commission exemptive order;

             (3) Act as underwriter of another issuer's securities, except to the extent that the Fund may be deemed to be an underwriter within the meaning of the Securities Act of 1933, as amended, in connection with the purchase and sale of portfolio securities;

             (4) Purchase or sell real estate, but this shall not prevent the Fund from investing in securities of companies that deal in real estate or are engaged in the real estate business, including real estate investment trusts, and securities secured by real estate or interests therein and the Fund may hold and sell real estate or mortgages on real estate acquired through default, liquidation, or other distributions of an interest in real estate as a result of the Fund's ownership of such securities;

             (5) Purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the Fund from purchasing or selling options, futures contracts, derivative instruments or from investing in securities or other instruments backed by physical commodities);

             (6) Make loans of funds or other assets, other than by entering into repurchase agreements, lending portfolio securities and through the purchase of securities in accordance with its investment objective, policies and limitations; or

             (7) Concentrate (invest 25% or more of total assets) the Fund's investments in any particular industry, except that the Fund will concentrate its assets in the following group of industries that are part of the energy sector: transporting, processing, storing, distributing, marketing, exploring, developing, managing and producing natural gas, natural gas liquids (including propane), crude oil, refined petroleum products, coal and electricity, and supplying products and services in support of pipelines, power transmission, petroleum and natural gas production, transportation and storage.

      The Fund may incur borrowings and/or issue series of notes or other senior securities in an amount up to 33-1/3% (or such other percentage to the extent permitted by the Investment Company Act of 1940, as amended (the "1940 Act")) of its total assets (including the amount borrowed) less all liabilities other than borrowings. For a further discussion of the limitations imposed on borrowing by the 1940 Act, please see the section entitled "Leverage Program" in the Fund's Prospectus.

      The Fund's investment objective is considered fundamental and may not be changed without the approval of the holders of a "majority of the outstanding voting securities" of the Fund, which includes common shares and Preferred Shares, if any, voting together as a single class, and the holders of the outstanding Preferred Shares, if any, voting as a single class. The remainder of the Fund's investment policies other than the Fund's fundamental investment restrictions listed above, including its investment strategy, are considered non-fundamental and may be changed by the Board of Trustees of the Fund (the "Board of Trustees") without the approval of the holders of a "majority of the outstanding voting securities," provided that the holders of the voting securities of the Fund receive at least 60 days prior written notice of any change. When used with respect to particular shares of the Fund, a "majority of the outstanding voting securities" means (i) 67% or more of the shares present at a meeting, if the holders of more than 50% of the shares are present or represented by proxy, or (ii) more than 50% of the shares, whichever is less.

                       INVESTMENT POLICIES AND TECHNIQUES

      The following information supplements the discussion of the Fund's investment objective, policies and techniques that are described in the Fund's Prospectus.

      Temporary Investments and Defensive Position. During the period where the net proceeds of this offering of Common Shares, the issuance of Preferred Shares, if any, commercial paper or notes and/or Borrowings (as defined below) are being invested or during periods in which the Sub-Advisor determines that it is temporarily unable to follow the Fund's investment strategy or that it is impractical to do so, the Fund may deviate from its investment strategy and invest all or any portion of its net assets in cash, cash equivalents or other securities. The Sub-Advisor's determination that it is temporarily unable to follow the Fund's investment strategy or that it is impracticable to do so generally will occur only in situations in which a market disruption event has occurred and where trading in the securities selected through application of the Fund's investment strategy is extremely limited or absent. In such a case, the Fund may not pursue or achieve its investment objective.

      Cash and cash equivalents are defined to include, without limitation, the following:

             (1) U.S. government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the U.S. Treasury or by U.S. government agencies or instrumentalities. U.S. government agency securities include securities issued by: (a) the Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration, and the Government National Mortgage Association, whose securities are supported by the full faith and credit of the U.S. government; (b) the Federal Home Loan Banks, Federal Intermediate Credit Banks, and the Tennessee Valley Authority, whose securities are supported by the right of the agency to borrow from the U.S. Treasury; (c) the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation; and (d) the Student Loan Marketing Association, whose securities are supported only by its credit. While the U.S. government provides financial support to such U.S. government-sponsored agencies or instrumentalities, no assurance can be given that it always will do so since it is not so obligated by law. The U.S. government, its agencies, and instrumentalities do not guarantee the market value of their securities. Consequently, the value of such securities may fluctuate.

             (2) Certificates of deposit issued against funds deposited in a bank or a savings and loan association. Such certificates are for a definite period of time, earn a specified rate of return, and are normally negotiable. The issuer of a certificate of deposit agrees to pay the amount deposited plus interest to the bearer of the certificate on the date specified thereon. Under current Federal Deposit Insurance Corporation ("FDIC") regulations, the maximum insurance payable as to any one certificate of deposit is $250,000, therefore, certificates of deposit purchased by the Fund may not be fully insured.

             (3) Repurchase agreements, which involve purchases of debt securities. At the time the Fund purchases securities pursuant to a repurchase agreement, it simultaneously agrees to resell and redeliver such securities to the seller, who also simultaneously agrees to buy back the securities at a fixed price and time. This assures a predetermined yield for the Fund during its holding period, since the resale price is always greater than the purchase price and typically reflects current market rates. Such actions afford an opportunity for the Fund to invest temporarily available cash. Pursuant to the Fund's policies and procedures, the Fund may enter into repurchase agreements for temporary or defensive purposes only with respect to obligations of the U.S. government, its agencies or instrumentalities; certificates of deposit; or bankers' acceptances in which the Fund may invest. Repurchase agreements may be considered loans to the seller, collateralized by the underlying securities. The risk to the Fund is limited to the ability of the seller to pay the agreed-upon sum on the repurchase date; in the event of default, the repurchase agreement provides that the Fund is entitled to sell the underlying collateral. If the seller defaults under a repurchase agreement when the value of the underlying collateral is less than the repurchase price, the Fund could incur a loss of both principal and interest. The Sub-Advisor monitors the value of the collateral at the time the action is entered into and at all times during the term of the repurchase agreement. The Sub-Advisor does so in an effort to determine that the value of the collateral always equals or exceeds the agreed-upon repurchase price to be paid to the Fund. If the seller were to be subject to a federal bankruptcy proceeding, the ability of the Fund to liquidate the collateral could be delayed or impaired because of certain provisions of the bankruptcy laws.

             (4) Commercial paper, which consists of short-term unsecured promissory notes, including variable rate master demand notes issued by corporations to finance their current operations. Master demand notes are direct lending arrangements between the Fund and a corporation. There is no secondary market for such notes. However, they are redeemable by the Fund at any time. The Sub-Advisor will consider the financial condition of the corporation (e.g., earning power, cash flow, and other liquidity measures) and will continuously monitor the corporation's ability to meet all its financial obligations, because the Fund's liquidity might be impaired if the corporation were unable to pay principal and interest on demand. Investments in commercial paper for temporary or defensive purposes will be limited to commercial paper rated in the highest categories by a NRSRO and which mature within one year of the date of purchase or carry a variable or floating rate of interest.

             (5) The Fund may invest in bankers' acceptances, which are short-term credit instruments used to finance commercial transactions. Generally, an acceptance is a time draft drawn on a bank by an exporter or an importer to obtain a stated amount of funds to pay for specific merchandise. The draft is then "accepted" by a bank that, in effect, unconditionally guarantees to pay the face value of the instrument on its maturity date. The acceptance may then be held by the accepting bank as an asset or it may be sold in the secondary market at the going rate of interest for a specific maturity.

             (6) The Fund may invest in bank time deposits, which are monies kept on deposit with banks or savings and loan associations for a stated period of time at a fixed rate of interest. There may be penalties for the early withdrawal of such time deposits, in which case the yields of these investments will be reduced.

             (7) The Fund may invest in shares of money market funds in accordance with the provisions of the 1940 Act, the rules thereunder and interpretations thereof.

    ADDITIONAL INFORMATION ABOUT THE FUND'S INVESTMENTS AND INVESTMENT RISKS

ENERGY SECTOR COMPANIES

      Investments in the energy sector include companies that derive a majority of their revenues or operating income from transporting, processing, storing, distributing, marketing, exploring, developing, managing or producing natural gas, NGLs (including propane), crude oil, refined petroleum products, coal or electricity, or from supplying energy-related products and services, or any such other companies within the energy sector as classified under GICS.

      Energy sector MLPs are limited partnerships or limited liability companies that derive at least 90% of their income from energy operations. The business of energy sector MLPs is affected by supply and demand for energy commodities because most MLPs derive revenue and income based upon the volume of the underlying commodity transported, processed, distributed, and/or marketed. Specifically, MLPs that provide natural gas processing services and MLPs that either produce coal or receive royalties from the production of coal may be directly affected by energy commodity prices. MLPs that provide handling and delivery of propane or crude oil often own the underlying energy commodity, and therefore have direct exposure to energy commodity prices, although the Sub-Advisor seeks high quality MLPs that are able to mitigate or manage direct margin or price exposure to commodity prices. The MLP asset class in general could be hurt by market perception that MLPs' performance and valuation are directly tied to commodity prices.

      Some energy companies operate as "public utilities" or "local distribution companies," and therefore are subject to rate regulation by state or federal utility commissions. However, some energy companies or certain operations of public utilities and local distribution companies may be subject to greater competitive factors than utility companies, including competitive pricing in the absence of regulated tariff rates, which could cause a reduction in revenue and which could adversely affect profitability. Some but not all Midstream MLPs with transmission pipeline assets are subject to government regulation concerning the construction, pricing and operation of pipelines. In many cases, the rates and tariffs charged by these pipelines are monitored by the Federal Energy Regulatory Commission ("FERC") or various state regulatory agencies.

      Energy MLPs in which the Fund invests generally can be classified as Midstream MLPs, Propane MLPs and Coal MLPs.

      Midstream MLP natural gas services include treating, gathering, compression, processing, transmission and storage of natural gas and the transportation, fractionation and storage of NGLs (primarily propane, ethane, butane and natural gasoline). Midstream MLP crude oil services include gathering, transportation, storage and terminalling of crude oil. Midstream MLP refined petroleum product services include the transportation (usually via pipelines, barges, rail cars and trucks), storage and terminalling of refined petroleum products (primarily gasoline, diesel fuel and jet fuel) and other hydrocarbon by-products. Midstream MLPs also may operate ancillary businesses, including the marketing of the products and logistical services.

      Propane MLP services include the distribution of propane to homeowners for space and water heating and to commercial, industrial and agriculture customers. Propane serves approximately 5% of the household energy needs in the United States, largely for homes beyond the geographic reach of natural gas distribution pipelines. Volumes are weather dependent and a majority of annual cash flow is earned during the winter heating season (October through March).

      Coal MLP services include the owning, leasing, managing, production and sale of coal and coal reserves. Electricity generation is the primary use of coal in the United States. Demand for electricity and pricing and supply of alternative fuels to generators are the primary drivers of coal demand.

      MLPs and MLP-related entities and other energy sector companies typically achieve distribution growth by internal and external means. For example, MLPs and MLP-related entities achieve growth internally by experiencing higher commodity volume driven by the economy and population or a rise in domestic energy production, and through the expansion of existing operations, including increasing the use of underutilized capacity, pursuing projects that can leverage and gain synergies with existing assets and pursuing so called "greenfield projects." External growth is achieved by making accretive acquisitions. Greenfield projects are energy-related projects built by private joint ventures formed by energy infrastructure companies. Greenfield projects may include the creation of a new pipeline, processing plant or storage facility or other energy infrastructure asset that is integrated with the company's existing assets. The primary risk involved with greenfield projects is execution risk or construction risk. Changing project requirements, elevated costs for labor and materials and unexpected construction hurdles all can increase construction costs. Financing risk exists should changes in construction costs or financial markets occur. Regulatory risk exists should changes in regulation occur during construction or the necessary permits are not secured prior to beginning construction. External growth is achieved by making accretive acquisitions.

      MLPs, MLP-related entities and other energy sector companies are subject to various federal, state and local environmental laws and health and safety laws as well as laws and regulations specific to their particular activities. Such laws and regulations address, among other things: health and safety standards for the operation of facilities, transportation systems and the handling of materials; air and water pollution requirements and standards; solid waste disposal requirements; land reclamation requirements; and requirements relating to the handling and disposition of hazardous materials. Energy MLPs, MLP-related entities and other energy sector companies are directly or indirectly subject to the costs of compliance with such laws applicable to them, and changes in such laws and regulations may adversely affect their results of operations.

      MLPs, MLP-related entities and other energy sector companies operating interstate pipelines and related storage facilities are subject to substantial regulation by FERC, which regulates interstate transportation rates, services and other matters regarding natural gas pipelines including: the establishment of rates for service; regulation of pipeline storage and liquefied natural gas facility construction; issuing certificates of need for companies intending to provide energy services or constructing and operating interstate pipeline and related storage facilities; and certain other matters. FERC also regulates the interstate transportation of crude oil and petroleum products, including: regulation of rates and practices of oil pipeline companies; establishing equal service conditions to provide shippers with equal access to pipeline transportation; and establishment of reasonable rates for transporting petroleum and petroleum products by pipeline.

      MLPs, MLP-related entities and other energy sector companies may be subject to liability relating to the release of substances into the environment, including liability under federal "SuperFund" and similar state laws for investigation and remediation of releases and threatened releases of hazardous materials, as well as liability for injury and property damage for accidental events, such as explosions or discharges of materials causing personal injury and damage to property. Such potential liabilities could have a material adverse effect upon the financial condition and results of operations of MLPs, MLP-related entities and other energy sector companies.

      MLPs, MLP-related entities and other energy sector companies are subject to numerous business related risks, including: deterioration of business fundamentals reducing profitability due to development of alternative energy sources, changing demographics in the markets served, unexpectedly prolonged and precipitous changes in commodity prices and increased competition which takes market share; reliance on growth through acquisitions; disruptions in transportation systems; the dependence of certain MLPs, MLP-related entities and other energy sector companies upon the energy exploration and development activities of unrelated third parties; availability of capital for expansion and construction of needed facilities; a significant decrease in natural gas production due to depressed commodity prices or otherwise; the inability of MLPs, MLP-related entities and other energy sector companies to successfully integrate recent or future acquisitions; and the general level of the economy.

      Energy sector and energy utility companies may be adversely affected by possible terrorist attacks in the United States and throughout the world. It is possible that facilities of energy sector and energy utility companies, due to the critical nature of their energy and energy utility businesses to the United States, could be direct targets of terrorist attacks or be indirectly affected by attacks on others. They may have to incur significant additional costs in the future to safeguard their assets. In addition, in the past, terrorist attacks have resulted in changes in the insurance markets making certain types of insurance more difficult to obtain or obtainable only at significant additional cost. To the extent terrorism results in a lower level of economic activity, energy consumption could be adversely affected, which would reduce revenues and impede growth. Terrorist or war related disruption of the capital markets could also affect the ability of energy sector and energy utility companies to raise needed capital. Moreover, global political and economic instability could affect the operations of MLP entities and other companies in the energy sector in unpredictable ways.

      Recent Developments Regarding Commodity Prices. Although the Fund invests in MLP, MLP-related entities and other energy sector and energy utility companies that are, among other things, weighted towards fee-for-service revenues (i.e., companies that have most or all of their assets in businesses whose revenues are not tied to changes in commodity prices and/or volumes actually shipped through or stored in their facilities), certain of the Fund's investments and the energy sector in general may nonetheless be impacted by changes in commodity prices. Prices of oil and other energy commodities have declined significantly and experienced significant volatility during recent years and oil prices have recently approached ten year lows. Companies engaged in crude oil and natural gas exploration, development or production, natural gas gathering and processing, crude oil refining and transportation and coal mining or sales may be directly affected by the commodity prices of such natural resources. The volatility of commodity prices may also indirectly affect certain companies engaged in the transportation, processing, storage or distribution of such commodities. Some companies that own the underlying commodities may be unable to effectively mitigate or manage direct margin exposure to commodity price levels. The energy sector as a whole may also be impacted by the perception that the performance of energy sector companies is directly linked to commodity prices. As a result, many companies in which the Fund may invest have been and may continue to be adversely impacted by declines in, and volatility of, prices of energy commodities. Demand for energy commodities has recently declined. Reductions in production of oil and other energy commodities may lag decreases in demand or declines in commodity prices, resulting in global oversupply in such commodities. Slower global growth may lower demand for oil and other energy commodities and increased exports by Iran with the end of sanctions may increase supply, exacerbating oversupply of such commodities and further reducing commodity prices. Continued low prices for energy commodities, or continued volatility of such prices, could further erode such companies' growth prospects and negatively impact such companies' ability to sustain attractive distribution levels, which could adversely impact the net asset value ("NAV") of the common shares and the ability of the Fund to continue to pay distributions on the common shares at current levels. Because the Fund is focused in MLP and energy infrastructure companies operating in the industry or group of industries that make up the energy sector of the economy, the Fund may be more susceptible to risks associated with energy commodity prices than an investment company that does not concentrate in such sector.

      Recent Developments Regarding MLP Distributions. Recently, a number of MLPs have reduced, suspended or eliminated their distributions. Such distribution reductions could adversely impact the ability of the Fund to continue to pay distributions on the common shares at current levels.

      Recent Developments Regarding MLP Debt Restructurings. Adverse developments in the energy sector may result in MLPs seeking to restructure debt or file for bankruptcy. Limited partners in such MLPs, such as the Fund, may owe taxes on debt that is forgiven in a bankruptcy or an out-of-court restructuring, as cancellation of debt income, which creates a tax liability for investors without an associated cash distribution. While an MLP facing a debt restructuring may seek to implement structures that would limit the tax liability associated with the debt restructuring, there can be no assurance that such structures could be successfully implemented or would not have other adverse impacts on the Fund as an investor in the MLP.

ENERGY UTILITY COMPANIES

      Investments in energy utility include companies that derive a majority of of their revenues or operating income from providing products, services or equipment for the generation, transmission, distribution or sale of electricity or gas and such other companies within the electric, gas, independent power and renewable electricity producers and multi-utilities industries as classified under GICS.

      Securities prices of energy utility companies are affected by supply and demand, operating costs, government regulation, environmental factors, liabilities for environmental damage and general civil liabilities, and rate caps or rate changes. Although rate changes of energy utility companies usually fluctuate in approximate correlation with financing costs due to political and regulatory factors, rate changes ordinarily occur only following a delay after the changes in financing costs. This factor will tend to favorably affect a regulated energy utility company's earnings and dividends in times of decreasing costs, but conversely, will tend to adversely affect earnings and dividends when costs are rising. The value of regulated energy utility company securities may tend to have an inverse relationship to the movement of interest rates. Certain energy utility companies have experienced full or partial deregulation in recent years. These energy utility companies are frequently more similar to industrial companies in that they are subject to greater competition and have been permitted by regulators to diversify outside of their original geographic regions and their traditional lines of business. These opportunities may permit certain energy utility companies to earn more than their traditional regulated rates of return. Some companies, however, may be forced to defend their core business and may be less profitable. In addition, natural disasters, terrorist attacks, government intervention or other factors may render an energy utility company's equipment unusable or obsolete and negatively impact profitability.

      Risks that are intrinsic to energy utility companies include difficulty in obtaining an adequate return on invested capital, difficulty in financing large construction programs during an inflationary period, restrictions on operations and increased cost and delays attributable to government regulation, environmental considerations and regulation, difficulty in raising capital in adequate amounts on reasonable terms in periods of high inflation and unsettled capital markets, technological innovations that may render existing plants, equipment or products obsolete, the potential impact of natural or man-made disasters, increased costs and reduced availability of certain types of fuel, the effects of energy conservation, the effects of a government energy policy and lengthy delays and greatly increased costs and other problems associated with the design, construction, licensing, regulation and operation of nuclear facilities for electric generation, including, among other considerations, the problems associated with the use of radioactive materials, the disposal of radioactive wastes, shutdown of facilities or release of radiation resulting from catastrophic events, disallowance of costs by regulators which may reduce profitability, and changes in market structure that increase competition.

MASTER LIMITED PARTNERSHIPS

      Under normal circumstances the Fund invests in equity securities issued by energy sector MLPs and energy sector and energy utility MLP-related entities. For purposes of this document, an MLP is a limited partnership or a limited liability company, the interests in which (known as units) are traded on securities exchanges or over-the-counter. Qualification as a partnership for U.S. federal income tax purposes eliminates U.S. federal income tax on MLP income at the entity level.

      An MLP that is a limited partnership may have one or more general partners (who may be individuals, corporations, or other partnerships) which manage the partnership, and limited partners, which provide capital to the partnership but have no role in its management. Typically, the general partner is owned by company management or another publicly traded sponsoring corporation. When an investor buys units in a MLP, he or she becomes a limited partner. The shares of some general partner interests are also publicly traded which securities often include interests in limited partner units and general partner interests.

      MLPs are formed in several ways. A nontraded partnership may decide to go public. Several nontraded partnerships may roll up into a single MLP. A corporation may spin-off a group of assets or part of its business into a MLP of which it is the general partner in order to realize the assets' full value on the marketplace by selling the assets and using the cash proceeds received from the MLP to address debt obligations or to invest in higher growth opportunities, while retaining control of the MLP. A corporation may fully convert to a MLP, although since 1986 the tax consequences have made this an unappealing option for most corporations. Also, a newly formed company may operate as a MLP from its inception.

      The sponsor or general partner of an MLP and other energy sector and energy utility companies may sell assets to MLPs in order to generate cash to fund expansion projects or repay debt. The MLP structure essentially transfers cash flows generated from these acquired assets directly to MLP limited partner unit holders.

      In the case of an MLP buying assets from its sponsor or general partner the transaction is intended to be based upon comparable terms in the acquisition market for similar assets. To help insure that appropriate protections are in place, the board of the MLP generally creates an independent committee to review and approve the terms of the transaction. The committee often obtains a fairness opinion and can retain counsel or other experts to assist its evaluation. Since both parties normally have a significant equity stake in the MLP, both parties generally have an incentive to see that the transaction is accretive and fair to the MLP.

      MLPs tend to pay relatively higher distributions as a percentage of earnings and cash flow than other types of companies and the Fund uses these MLP distributions in an effort to meet its investment objective.

      As a motivation for the general partner to manage the MLP successfully and increase cash flows, the terms of MLPs typically provide that the general partner receives a larger portion of the net income as distributions reach higher target levels. As cash flow grows, the general partner receives a greater interest in the incremental income compared to the interest of limited partners. Although the percentages vary among MLPs, the general partner's marginal interest in distributions generally increases from 2% to 15% at the first designated distribution target level moving up to 25% and ultimately 50% as pre-established distribution per unit thresholds are met. Nevertheless, the aggregate amount distributed to limited partners will increase as MLP distributions reach higher target levels. Given this incentive structure, the general partner has an incentive to streamline operations and undertake acquisitions and growth projects in order to increase distributions to all partners.

      Because the MLP itself does not pay U.S. federal income tax on MLP income, its income or loss is allocated to its investors, irrespective of whether the investors receive any cash payment from the MLP. An MLP typically makes quarterly cash distributions. Although they resemble corporate dividends, MLP distributions are treated differently for tax purposes. The MLP distribution is treated as a return of capital to the extent of the investor's basis in its MLP interest and, to the extent the distribution exceeds the investor's basis in the MLP, capital gain. The investor's original basis is the price paid for the units plus such investor's allocable share of the MLP's debt, if any. The basis is adjusted downwards with each distribution and allocation of deductions (such as depreciation) and losses, and upwards with each capital contribution and allocation of taxable income. If an MLP has losses, the Fund may deduct its share of the losses to the extent of the Fund's outside basis in the MLP. Such allocation of losses will currently reduce the Fund's basis in the MLPs, increasing the Fund's loss upon the sale of the MLP units.

      For purposes of this Statement of Additional Information, an MLP is a limited partnership or a limited liability company that is treated as a partnership for federal income tax purposes. A change in current tax law, a change in the business of a given MLP, or a change in the types of income earned by a given MLP could result in an MLP being treated as a corporation for United States federal income tax purposes, which would result in such MLP being required to pay United States federal income tax on its taxable income. Also, recent changes in regulations may cause some MLPs to be reclassified as corporations. If the MLPs were recharacterized as corporations for federal income tax purposes, the MLPs may themselves be subject to tax, reducing the cash flow to the Fund. In some instances, the character of the distributions may change if the MLPs are recharacterized. The benefit the Fund derives from its investment in MLPs is largely dependent on MLPs being treated as partnerships for federal income tax purposes. As a partnership, an MLP generally has no income tax liability on MLP qualified income at the entity level. As a limited partner in the MLPs in which it invests, the Fund is allocated its pro rata share of income, gains, losses, deductions and expenses from the MLPs. A significant portion of MLP income has historically been offset by non-cash tax deductions such as depreciation and depletion. The Fund will incur a current tax liability on its income allocation from an MLP not offset by tax deductions. The Fund's tax basis in its MLP units would be increased by the income allocated from an MLP, and then reduced by all distributions from the MLP (including any distributions in excess of allocated income), which would either increase the Fund's taxable gain or reduce the Fund's loss recognized upon the sale of such MLP units. The MLPs may have losses instead of income, which the Fund may deduct to the extent of its outside bases in the MLPs with the losses. Such allocations of losses will currently reduce the Fund's bases in the MLPs, increasing the Fund's gain or reducing the Fund's loss upon the sale of the MLP units. The percentage of an MLP's distribution which is offset by tax deductions will fluctuate over time for various reasons. A significant slowdown in acquisition or investment activity by MLPs held by the Fund could result in a reduction of accelerated depreciation or other deductions generated by these activities, which may result in increased current tax liability to the Fund. A reduction in the percentage of income offset by tax deductions or an increase in sales of the Fund's MLP holdings that result in capital gains will reduce that portion of the Fund's distribution from an MLP treated as a return of capital and increase that portion treated as income, and may result in lower after-tax distributions to the Fund's common shareholders.

      An investment in MLP units involves risks which differ from an investment in common stock of a corporation. Holders of MLP units have limited control and voting rights on matters affecting the partnership. The Fund is not responsible for operating MLPs and similar entities and cannot control or monitor their compliance with applicable tax, securities and other laws and regulations necessary for the profitability of such investments. Holders of MLP units could potentially become subject to liability for all of the obligations of an MLP, if a court determines that the rights of the unitholders parto take certain action under the limited partnership agreement would constitute "control" of the business of that MLP, or if a court or governmental agency determines that the MLP is conducting business in a state without complying with the limited partnership statute of that state.

      Furthermore, the structures and terms of the MLPs and other entities described in this Statement of Additional Information may not be indicative of the structure and terms of every entity in which the Fund invests. Although the energy sector has grown significantly in past years, such market trends may not exist from time to time due to economic conditions, which are not predictable, or other factors. In addition, certain conflicts of interest exist between common unit holders and the general partner, including those arising from incentive distribution payments. Conflicts of interest may arise from incentive distribution payments paid to the general partner, or referral of business opportunities by the general partner or one of its affiliates to an entity other than the MLP. Holders of general partner or managing member interests typically receive incentive distribution rights, which provide them with an increasing share of the entity's aggregate cash distributions upon the payment of per common unit quarterly distributions that exceed specified threshold levels above an established minimum amount ("minimum quarterly distribution" or "MQD"). The ability of the limited partners or members to remove the general partner or managing member without cause is typically very limited. In addition, some MLPs permit the holder of incentive distribution rights to reset, under specified circumstances, the incentive distribution levels and receive compensation in exchange for the distribution rights given up in the reset.

      The federal income tax rules relating to the auditing of partnerships and partners have recently changed. The Fund may have little input in any audit asserted against an MLP and may be contractually or legally obligated to make payments in regard to deficiencies asserted without the ability to put forward an independent defense.

      For a further discussion and a description of MLP tax matters, see the section entitled "Federal Tax Matters."

THE FUND'S INVESTMENTS

      The types of securities in which the Fund may invest include, but are not limited to, the following:

      Equity Securities of MLPs and MLP-Related Entities. The Fund invests in equity securities issued by energy sector MLPs and energy sector and energy utility MLP-related entities (such as general partners, parent or sponsor corporations or other affiliates of the MLPs). Equity securities currently consist of common units and subordinated units of MLPS, and I-Shares, which represent an ownership interest of an MLP issued by an affiliated party, and common stock of MLP-related entities, such as general partners or other affiliates of the MLPs. The Fund also may invest in equity or debt securities of non-MLPs or energy sector or energy utility companies.

      The value of equity securities will be affected by changes in the stock markets, which may be the result of domestic or international political or economic news, changes in interest rates or changing investor sentiment. At times, stock markets can be volatile and stock prices can change substantially. Equity securities risk will affect the Fund's NAV per share, which will fluctuate as the value of the securities held by the Fund change. Not all stock prices change uniformly or at the same time, and not all stock markets move in the same direction at the same time. Other factors affect a particular stock's price, such as poor earnings reports by an issuer, loss of major customers, major litigation against an issuer or changes in governmental regulations affecting an industry. Adverse news affecting one company can sometimes depress the stock prices of all companies in the same industry. Not all factors can be predicted.

      Certain of the MLPs, MLP-related entities and other energy sector and energy utility companies in which the Fund invests and may in the future invest may have comparatively smaller capitalizations. Investing in securities of smaller MLPs, MLP-related entities and other energy sector and energy utility companies may involve greater risk than is associated with investing in more established MLPs, MLP-related entities and other energy sector and energy utility companies. Smaller capitalization MLPs, MLP-related entities and other energy sector and energy utility companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than larger more established MLPs, MLP-related entities and other energy sector and energy utility companies.

      MLP Common Units. MLP common units represent a limited partnership interest in an MLP and may be listed and traded on U.S. securities exchanges or over-the-counter with their value fluctuating predominantly based on prevailing market conditions (such as changes in interest rates) and the success of the MLP. The Fund purchases common units in market transactions but may also purchase securities directly from the MLP or other parties in private placements. Unlike owners of common stock of a corporation, owners of common units typically have limited voting rights and, in most instances, have no ability to annually elect directors. MLPs generally distribute all available cash flow (cash flow from operations less maintenance capital expenditures) in the form of quarterly distributions. Common unit holders have first priority over any subordinated shares to receive quarterly cash distributions up to the MQD (Minimum Quarterly Distribution) and have arrearage rights. In the event of liquidation, common unit holders have preference over subordinated unit holders, but not debt holders or preferred unit holders, to the remaining assets of the MLP. MLPs also issue different classes of common units that may have different voting, trading and distribution rights. MLPs also may issue new classes of units, such as class B units, that contain distinct structural modifications. For example, a new class of equity could be used to issue securities that do not receive a distribution for some specified period before converting into standard common units.

      MLP Subordinated Units. MLP subordinated units typically are issued by MLPs to their original sponsors, such as their founders, management teams, corporate general partners of MLPs, entities that sell assets to MLPs and institutional investors. The Fund may purchase subordinated units directly from these persons. Subordinated units have similar limited voting rights as common units and are generally not listed on an exchange nor publicly traded. Once the MQD on the common units, including arrearage, has been paid, subordinated units will receive cash distributions up to the MQD prior to any incentive payments to the MLP's general partner. Unlike common units, subordinated units do not have arrearage rights. In the event of liquidation, common units and general partner interests have priority over subordinated units. Subordinated units are typically converted into common units on a one-to-one basis after certain time periods and/or performance targets have been satisfied. Subordinated units are generally valued based on the price of the common units, discounted to reflect the timing or likelihood of their conversion to common units and other factors.

      MLP I-Shares. I-Shares represent an ownership interest issued by an affiliated party of an MLP. The MLP affiliate uses the proceeds from the sale of I-Shares to purchase limited partnership interests in the MLP in the form of I-Units. I-Units have features similar to MLP common units in terms of voting rights, liquidation preference and distributions. However, rather than receiving cash, the MLP affiliate holding I-units receives distributions in the form of additional I-Units in an amount equal to the cash distributions received by the holders of MLP common units. Similarly, holders of I-Shares will receive additional I-Shares, in the same proportion as the MLP affiliate's receipt of I-Units, rather than cash distributions. I-Shares themselves have limited voting rights similar to those applicable to MLP common units. While not precise, the price of I-Shares and their volatility tend to be correlated to the price of common units. I-Shares are subject to the same risks as MLP common units.

      The MLP affiliate issuing the I-Shares is structured as a corporation for U.S. federal income tax purposes. As a result, I-Shares holders, such as the Fund, will receive a Form 1099 rather than a Form K-1 statement. I-Shares are typically listed and traded on the New York Stock Exchange (the "NYSE") and the NYSE MKT.

      Equity Securities of Energy Sector and Energy Utility Companies. The Fund may invest in equity securities issued by energy sector and energy utility companies which are not MLPs. The Fund purchases these equity securities in market transactions but also may purchase securities directly from the issuers in private placements. To generate additional income, the Fund may write (or sell), covered call options on the common stock of energy sector and energy utility companies held in the Fund's portfolio. The Fund may also sell covered call options on MLPs, MLP I-Shares and MLP-related entities.

      Private Investment in a Public Entity ("PIPE"). PIPE investors purchase securities directly from publicly traded companies in a private placement transaction, typically at a discount to the market price of the company's common stock. Because the sale of the securities is not registered under the Securities Act of 1933, as amended (the "1933 Act"), the securities are "restricted" and cannot be immediately resold by the investors into the public markets. Until the Fund can sell such securities into the public markets, the Fund's holdings, if any, will be less liquid and any sale will need to be made pursuant to an exemption under the 1933 Act.

      Collective Investment Vehicles. The Fund's investments in MLP-related entities include investments in collective investment vehicles (i.e., exchange-traded funds and other registered funds such as closed-end funds) that primarily hold MLP interests. There is risk that the Fund may suffer losses due to the investment practices or operations of such collective investment vehicles. The use of leverage by these vehicles magnifies gains and losses on amounts invested and increases the risks associated with investing in such vehicles. Further, although the Fund seeks to invest in collective investment vehicles (if at all) that primarily hold MLP interests, the vehicles are not subject to the Fund's investment policies and restrictions. The Fund cannot dictate how the collective investment vehicles invest their assets. These vehicles may invest their assets in securities and other instruments, and may use investment techniques and strategies, that are not described in the Prospectus. To the extent the Fund invests in collective investment vehicles, the common shareholders of the Fund bear two layers of fees and expenses with respect to such investments because each of the Fund and the vehicles in which the Fund invests charge fees and incur separate expenses.

      Other Equity Securities. The Fund may invest in common and preferred stock, convertible securities, warrants and depositary receipts of companies that are organized as corporations, limited liability companies or limited partnerships (other than MLPs). The Fund intends to purchase these equity securities in market transactions but may also purchase securities directly from the issuers in private placements. Only those convertible securities that are in the money and immediately convertible into equity securities will be treated as equity securities for purposes of the Fund's policy to invest, under normal market conditions, at least 85% of its Managed Assets in equity and debt securities of MLPs, MLP-related entities and other energy sector and energy utility companies.

      Common stock generally represents an equity ownership interest in an issuer. Although common stocks have historically generated higher average total returns than fixed-income securities over the long term, common stocks also have experienced significantly more volatility in those returns and may underperform relative to fixed-income securities during certain periods. An adverse event, such as an unfavorable earnings report, may depress the value of a particular common stock held by the Fund. Also, prices of common stocks are sensitive to general movements in the stock market and a drop in the stock market may depress the price of common stocks to which the Fund has exposure. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or the occurrence of political or economic events which effect the issuers. In addition, common stock prices may be particularly sensitive to rising interest rates, which increases borrowing costs and the costs of capital.

      Preferred stock has a preference over common stock in liquidation (and generally as to dividends as well) but is subordinated to the liabilities of the issuer in all respects. As a general rule, the market value of preferred stock with a fixed dividend rate and no conversion element varies inversely with interest rates and perceived credit risk, while the market price of convertible preferred stock generally also reflects some element of conversion value. Because preferred stock is junior to debt securities and other obligations of the issuer, deterioration in the credit quality of the issuer will cause greater changes in the value of a preferred stock than in a more senior debt security with similarly stated yield characteristics. The market value of preferred stock will also generally reflect whether (and if so when) the issuer may force holders to sell their preferred shares back to the issuer and whether (and if so when) the holders may force the issuer to buy back their preferred shares. Generally, the right of the issuer to repurchase the preferred stock tends to reduce any premium that the preferred stock might otherwise trade at due to interest rate or credit factors, while the right of the holders to require the issuer to repurchase the preferred stock tends to reduce any discount that the preferred stock might otherwise trade at due to interest rate or credit factors. In addition, some preferred stocks are non-cumulative, meaning that the dividends do not accumulate and need not ever be paid. A portion of the Fund's portfolio may include investments in non-cumulative preferred securities, whereby the issuer does not have an obligation to make up any arrearages to its shareholders. There is no assurance that dividends or distributions on non-cumulative preferred stocks in which the Fund invests will be declared or otherwise paid. Preferred stock of certain companies offers the opportunity for capital appreciation as well as periodic income. This may be particularly true in the case of companies that have performed below expectations. If a company's performance has been poor enough, its preferred stock may trade more like common stock than like other fixed income securities, which may result in above average appreciation if the company's performance improves.

      A convertible security is a preferred stock, warrant or other security that may be converted into or exchanged for a prescribed amount of common stock or other security of the same or a different issuer or into cash within a particular period of time at a specified price or formula. A convertible security generally entitles the holder to receive the dividend paid on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Before conversion, convertible securities generally have characteristics similar to both fixed income and equity securities. The value of convertible securities tends to decline as interest rates rise and, because of the conversion feature, tends to vary with fluctuations in the market value of the underlying securities. Convertible securities ordinarily provide a stream of income with generally higher yields than those of common stock of the same or similar issuers. Convertible securities generally rank senior to common stock in a corporation's capital structure but are usually subordinated to comparable non-convertible securities. Convertible securities generally do not participate directly in any dividend increases or decreases of the underlying securities although the market prices of convertible securities may be affected by any dividend changes or other changes in the underlying securities.

      Debt Securities. The Fund may invest up to 20% of its Managed Assets in debt securities of MLPs, MLP-related entities and other energy sector and energy utility companies, including securities rated below investment grade. The debt securities in which the Fund may invest may provide for fixed or variable principal payments and various types of interest rate and reset terms, including fixed rate, adjustable rate, zero coupon, contingent, deferred, payment-in-kind and auction rate features. Certain debt securities are "perpetual" in that they have no maturity date. Certain debt securities are zero coupon bonds. A zero coupon bond is a bond that does not pay interest either for the entire life of the obligations or for an initial period after the issuance of the obligation. To the extent that the Fund invests in below investment grade debt securities, such securities will be rated, at the time of investment, at least "B-" by S&P's or "B3" by Moody's or a comparable rating by at least one other rating agency or, if unrated, determined by the Sub-Advisor to be of comparable quality. If a security satisfies the Fund's minimum rating criteria at the time of purchase and is subsequently downgraded below such rating, the Fund will not be required to dispose of such security. If a downgrade occurs, the Sub-Advisor will consider what action, including the sale of such security, is in the best interest of the Fund and its shareholders. In light of the risks of below investment grade securities, the Sub-Advisor, in evaluating the creditworthiness of an issue, whether rated or unrated, will take various factors into consideration, which may include, as applicable, the issuer's operating history, financial resources and its sensitivity to economic conditions and trends, the market support for the facility financed by the issue (if applicable), the perceived ability and integrity of the issuer's management and regulatory matters.

      Below Investment Grade Debt Securities. The Fund may invest in below investment grade securities. The below investment grade debt securities in which the Fund invests are rated from "B3" to Bal by Moody's, from "B-" to "BB+" by S&P's, are comparably rated by another nationally recognized rating agency or are unrated but determined by the Sub-Advisor to be of comparable quality.

      Investment in below investment grade securities involves substantial risk of loss. Below investment grade debt securities or comparable unrated securities are commonly referred to as "high yield" or "junk" bonds and are considered predominantly speculative with respect to the issuer's ability to pay interest and principal and are susceptible to default or decline in market value due to adverse economic and business developments. The market values for high yield securities tend to be very volatile, and these securities are less liquid than investment grade debt securities. For these reasons, to the extent the Fund invests in below investment grade securities, your investment in the Fund is subject to the following specific risks:

      o increased price sensitivity to changing interest rates and to a deteriorating economic environment;

      o   greater risk of loss due to default or declining credit quality;

      o adverse company specific events are more likely to render the issuer unable to make interest and/or principal payments; and

      o if a negative perception of the below investment grade debt market develops, the price and liquidity of below investment grade debt securities may be depressed. This negative perception could last for a significant period of time.

      Adverse changes in economic conditions are more likely to lead to a weakened capacity of a below investment grade debt issuer to make principal payments and interest payments than an investment grade issuer. The principal amount of below investment grade securities outstanding has proliferated in the past decade as an increasing number of issuers have used below investment grade securities for corporate financing. An economic downturn could severely affect the ability of highly leveraged issuers to service their debt obligations or to repay their obligations upon maturity. Similarly, down-turns in profitability in specific sectors and industries, such as the energy sector, could adversely affect the ability of below investment grade debt issuers in that sector or industry to meet their obligations. The market values of lower quality debt securities tend to reflect individual developments of the issuer to a greater extent than do higher quality securities, which react primarily to fluctuations in the general level of interest rates. Factors having an adverse impact on the market value of lower quality securities may have an adverse effect on the Fund's NAV and the market value of its common shares. In addition, the Fund may incur additional expenses to the extent it is required to seek recovery upon a default in payment of principal or interest on its portfolio holdings. In certain circumstances, the Fund may be required to foreclose on an issuer's assets and take possession of its property or operations. In such circumstances, the Fund would incur additional costs in disposing of such assets and potential liabilities from operating any business acquired.

      The secondary market for below investment grade securities may not be as liquid as the secondary market for more highly rated securities, a factor which may have an adverse effect on the Fund's ability to dispose of a particular security when necessary to meet its liquidity needs. There are fewer dealers in the market for below investment grade securities than investment grade obligations. The prices quoted by different dealers may vary significantly and the spread between the bid and asked price is generally much larger than higher quality instruments. Under adverse market or economic conditions, the secondary market for below investment grade securities could contract further, independent of any specific adverse changes in the conditions of a particular issuer, and these instruments may become illiquid. As a result, the Fund could find it more difficult to sell these securities or may be able to sell the securities only at prices lower than if such securities were widely traded.

      Because investors generally perceive that there are greater risks associated with lower quality debt securities of the type in which the Fund may invest a portion of its assets, the yields and prices of such securities may tend to fluctuate more than those for higher rated securities. In the lower quality segments of the debt securities market, changes in perceptions of an issuer's creditworthiness tend to occur more frequently and in a more pronounced manner than do changes in higher quality segments of the debt securities market, resulting in greater yield and price volatility.

      The Fund will not invest in distressed, below investment grade securities (those that are in default or the issuers of which are in bankruptcy). If a debt security becomes distressed while held by the Fund, the Fund may be required to bear certain extraordinary expenses in order to protect and recover its investments if it is recoverable at all.

      See Appendix A to this Statement of Additional Information for a description of Moody's, S&P's and Fitch's ratings.

      Restricted Securities. The Fund may invest up to 20% of its Managed Assets in unregistered or otherwise restricted securities. The term "restricted securities" refers to securities that have not been registered under the 1933 Act and continue to be subject to restrictions on resale, securities held by control persons of the issuer and securities that are subject to contractual restrictions on their resale. As a result, restricted securities may be more difficult to value and the Fund may have difficulty disposing of such assets either in a timely manner or for a reasonable price. The Sub-Advisor has the ability to deem restricted securities as liquid. Absent an exemption from registration, the Fund will be required to hold the securities until they are registered by the issuer. In order to dispose of an unregistered security, the Fund, where it has contractual rights to do so, may have to cause such security to be registered. A considerable period may elapse between the time the decision is made to sell the security and the time the security is registered so that the Fund could sell it. Contractual restrictions on the resale of securities vary in length and scope and are generally the result of a negotiation between the issuer and acquirer of the securities. The Fund would, in either case, bear market risks during that period.

      In recent years, a large institutional market has developed for certain securities that are not registered under the 1933 Act, including private placements, repurchase agreements, commercial paper, foreign securities and corporate bonds and notes. These instruments are often restricted securities because the securities are either themselves exempt from registration or sold in transactions not requiring registration, such as Rule 144A transactions. Institutional investors generally will not seek to sell these instruments to the general public, but instead will often depend on an efficient institutional market in which such unregistered securities can be readily resold or on an issuer's ability to honor a demand for repayment. Therefore, the fact that there are contractual or legal restrictions on resale to the general public or certain institutions is not dispositive of the liquidity of such investments.

      Rule 144A under the 1933 Act establishes a "safe harbor" from the registration requirements of the 1933 Act for resales of certain securities to qualified institutional buyers. Institutional markets for restricted securities that exist or may develop as a result of Rule 144A may provide both readily ascertainable values for restricted securities and the ability to liquidate an investment. An insufficient number of qualified institutional buyers interested in purchasing Rule 144A-eligible securities held by the Fund, however, could affect adversely the marketability of such portfolio securities and the Fund might be unable to dispose of such securities promptly or at reasonable prices.

      Thinly-Traded Securities. The Fund also may invest in securities that may not be restricted, but are thinly-traded. Although common units of MLPs, I-Shares of MLP-related entities and common stock of certain energy sector and energy utility companies trade on the NYSE, The Nasdaq Stock Market LLC ("Nasdaq") or other securities exchanges or markets, such securities may trade less than those of larger companies due to their relatively smaller capitalizations. Such securities may be difficult to dispose of at a fair price during times when the Fund believes it is desirable to do so. Thinly-traded securities also are more difficult to value and the Sub-Advisor's judgment as to value will often be given greater weight than market quotations, if any exist. If market quotations are not available, thinly-traded securities will be valued in accordance with procedures established by the Board. Investment of the Fund's capital in thinly-traded securities may restrict the Fund's ability to take advantage of market opportunities. The risks associated with thinly-traded securities may be particularly acute in situations in which the Fund's operations require cash and could result in the Fund borrowing to meet its short term needs or incurring losses on the sale of thinly-traded securities.

      Non-U.S. Securities. The Fund may invest in non-U.S. securities and may hedge the currency risk of the non-U.S. securities using Strategic Transactions. A fund that invests in non-U.S. securities may experience more rapid and extreme changes in value than a fund that invests exclusively in securities of U.S. companies. The securities markets of many foreign countries are relatively small, with a limited number of companies representing a small number of industries. Investments in foreign securities (including those denominated in U.S. dollars) are subject to economic and political developments in the countries and regions where the issuers operate or are domiciled, or where the securities are traded, such as changes in economic or monetary policies. Values may also be affected by restrictions on receiving the investment proceeds from a foreign country. Less information may be publicly available about foreign companies than about U.S. companies. Foreign companies are generally not subject to the same accounting, auditing and financial reporting standards as are U.S. companies. In addition, the Fund's investments in non-U.S. securities may be subject to the risk of nationalization or expropriation of assets, imposition of currency exchange controls or restrictions on the repatriation of foreign currency, confiscatory taxation, political or financial instability and adverse diplomatic developments. In addition, there may be difficulty in obtaining or enforcing a court judgment abroad. Dividends or interest on, or proceeds from the sale of, non-U.S. securities may be subject to non-U.S. withholding taxes, and special U.S. tax considerations may apply.

      The risks of foreign investment are greater for investments in emerging markets. Emerging market countries typically have economic and political systems that are less fully developed, and that can be expected to be less stable, than those of more advanced countries. Low trading volumes may result in a lack of liquidity and in price volatility. Emerging market countries may have policies that restrict investment by foreigners, that require governmental approval prior to investments by foreign persons, or that prevent foreign investors from withdrawing their money at will. An investment in emerging market securities should be considered speculative.

      The Fund also may invest in foreign government debt, which includes bonds that are issued or backed by foreign governments or their agencies, instrumentalities or political subdivisions or by foreign central banks. The governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal and/or interest when due in accordance with terms of such debt, and the Fund may have limited legal recourse in the event of default. Continuing uncertainty as to the status of the Euro and the European Monetary Union and the potential for certain countries to withdraw from the institution has created significant volatility in currency and financial markets generally. Any partial or complete dissolution of the European Union ("EU") could have significant adverse effects on currency and financial markets, and on the values of a Fund's portfolio investments. The United Kingdom's referendum on June 23, 2016 to leave the European Union (known as "Brexit") sparked depreciation in the value of the British pound, short-term declines in the stock markets and heightened risk of continued economic volatility worldwide. Although the long-term effects of Brexit are difficult to gauge and cannot be fully known, they could have wide ranging implications for the United Kingdom's economy, including: possible inflation or recession, continued depreciation of the pound, or disruption to Britain's trading arrangements with the rest of Europe. The United Kingdom is one of the EU's largest economies; its departure also may negatively impact the EU and Europe as a whole, such as by causing volatility within the union, triggering prolonged economic downturns in certain European countries or sparking additional member states to contemplate departing the EU (thereby perpetuating political instability in the region).

      The cost of servicing external debt will also generally be adversely affected by rising international interest rates, as many external debt obligations bear interest at rates which are adjusted based upon international interest rates. Because non-U.S. securities may trade on days when the Fund's common shares are not priced and the NYSE is closed, NAV can change at times when common shares cannot be sold.

      Because the Fund may invest in securities or other instruments denominated or quoted in currencies other than the U.S. dollar, changes in foreign currency exchange rates may affect the value of instruments held by the Fund and the unrealized appreciation or depreciation of investments. Currencies of certain countries may be volatile and therefore may affect the value of instruments denominated in such currencies, which means that NAV could decline as a result of changes in the exchange rates between foreign currencies and the U.S. dollar. The Fund may incur costs in connection with the conversions between various currencies. In addition, certain countries may impose foreign currency exchange controls or other restrictions on the repatriation, transferability or convertibility of currency.

      Continuing uncertainty as to the status of the euro and the European Monetary Union (the "EMU") has created significant volatility in currency and financial markets generally. Any partial or complete dissolution of the EMU could have significant adverse effects on currency and financial markets, and on the values of the Fund's portfolio investments. If one or more EMU countries were to stop using the euro as its primary currency, the Fund's investments in such countries, if any, may be redenominated into a different or newly adopted currency. As a result, the value of those investments could decline significantly and unpredictably. In addition, instruments or other investments that are redenominated may be subject to foreign currency risk, liquidity risk and valuation risk to a greater extent than similar investments currently denominated in euros.

      Margin Borrowing. Although it does not currently intend to, the Fund may in the future use margin borrowing of up to 33-1/3% of total assets (together with other Fund borrowings and senior securities) for investment purposes when the Sub-Advisor believes it will enhance returns. Margin borrowings by the Fund create certain additional risks. For example, should the securities that are pledged to brokers to secure margin accounts decline in value, or should brokers from which the Fund has borrowed increase their maintenance margin requirements (i.e., reduce the percentage of a position that can be financed), then the Fund could be subject to a "margin call," pursuant to which it must either deposit additional funds with the broker or suffer mandatory liquidation of the pledged securities to compensate for the decline in value. In the event of a precipitous drop in the value of the assets of the Fund, it might not be able to liquidate assets quickly enough to pay off the margin debt and might suffer mandatory liquidation of positions in a declining market at relatively low prices, thereby incurring substantial losses. For these reasons, the use of borrowings for investment purposes is considered a speculative investment practice.

COVERED CALL OPTION TRANSACTIONS

      The Fund may write (or sell) covered call options on up to 35% of its Managed Assets. Call options are contracts representing the right to purchase a common stock at a specified price (the "strike price") at a specified future date (the "expiration date"). The price of the option is determined from trading activity in the broad options market, and generally reflects the relationship between the current market price for the underlying common stock and the strike price, as well as the time remaining until the expiration date. The Fund writes call options only if they are "covered." In the case of a call option on a common stock or other security, the Fund considers an option to be "covered" if the Fund owns the security underlying the call.

      If an option written by the Fund expires unexercised, the Fund realizes on the expiration date a capital gain equal to the premium received by the Fund at the time the option was written. If an option purchased by the Fund expires unexercised, the Fund realizes a capital loss equal to the premium paid at the time the option expires. Prior to the earlier of exercise or expiration, an exchange-traded option may be closed out by an offsetting purchase or sale of an option of the same series (type, underlying security, exercise price, and expiration). There can be no assurance, however, that a closing purchase or sale transaction can be effected when the Fund desires. The Fund may sell put or call options it has previously purchased, which could result in a net gain or loss depending on whether the amount realized on the sale is more or less than the premium and other transaction costs paid on the put or call option purchased.

STRATEGIC TRANSACTIONS

      The Fund may, but is not required to, enter into various hedging and strategic transactions to seek to reduce interest rate risks arising from the use of leverage by the Fund, to facilitate portfolio management and mitigate risks, including, without limitation, interest rate, currency and credit risks and equity security price risk. Certain of these hedging and strategic transactions involve derivative instruments. A derivative is a financial instrument whose performance is derived at least in part from the performance of an underlying index, security or asset. The values of certain derivatives can be affected dramatically by even small market movements, sometimes in ways that are difficult to predict. There are many different types of derivatives, with many different uses. The Fund may purchase and sell derivative instruments such as exchange-listed and over-the-counter put and call options on currencies, securities, energy-related commodities, equity, fixed income and interest rate indices, and other financial instruments, purchase and sell financial futures contracts and options thereon, enter into various interest rate transactions such as swaps, caps, floors, collars or credit transactions and credit default swaps. The Fund also may purchase derivative instruments that combine features of these instruments. Collectively, all of the above are referred to as "Strategic Transactions." The Fund generally seeks to use Strategic Transactions as a portfolio management or hedging technique to seek to protect against possible adverse changes in the market value of securities held in or to be purchased for the Fund's portfolio, protect the value of the Fund's portfolio, facilitate the sale of certain securities for investment purposes, manage the effective interest rate and currency exposure of the Fund, including the effective yield paid on any leverage issued by the Fund, or establish positions in the derivatives markets as a temporary substitute for purchasing or selling particular securities. Certain Strategic Transactions may provide investment leverage to the Fund's portfolio. See "Leverage Program" in the Fund's Prospectus. Market conditions determine whether and in what circumstances the Fund employs any of the hedging and strategic techniques described below. The Fund incurs brokerage and other costs in connection with its hedging transactions. No assurance can be given that these practices will achieve the desired result. The successful utilization of Strategic Transactions requires skills different from those needed in the selection of the Fund's portfolio. See "Other Investment Policies and Techniques" below for further discussion of Strategic Transactions and their associated risks.

      Options on Securities and Securities Indices. The Fund may purchase and write (sell) call and put options on any securities and securities indices. These options may be listed on national domestic securities exchanges or foreign securities exchanges or traded in the over-the-counter market. The Fund may write covered put and call options and purchase put and call options as a substitute for the purchase or sale of securities or to protect against declines in the value of the portfolio securities and against increases in the cost of securities to be acquired.

      Writing Covered Options. The Fund may write (or sell), covered call options on the common equities of companies held in the Fund's portfolio. A call option on securities written by the Fund obligates the Fund to sell specified securities to the holder of the option at a specified price if the option is exercised at any time before the expiration date. A put option on securities written by the Fund obligates the Fund to purchase specified securities from the option holder at a specified price if the option is exercised at any time before the expiration date. Options on securities indices are similar to options on securities, except that the exercise of securities index options requires cash settlement payments and does not involve the actual purchase or sale of securities. In addition, securities index options are designed to reflect price fluctuations in a group of securities or segment of the securities market rather than price fluctuations in a single security. Writing covered call options may deprive the Fund of the opportunity to profit from an increase in the market price of the securities in its portfolio. Writing covered put options may deprive the Fund of the opportunity to profit from a decrease in the market price of the securities to be acquired for its portfolio.

      All call and put options written by the Fund are covered. A written call option or put option may be covered by (1) maintaining cash or liquid securities in a segregated account with a value at least equal to the Fund's obligation under the option, (2) entering into an offsetting forward commitment and/or (3) purchasing an offsetting option or any other option which, by virtue of its exercise price or otherwise, reduces the Fund's net exposure on its written option position. A written call option on securities is typically covered by maintaining the securities that are subject to the option in a segregated account. The Fund may cover call options on a securities index by owning securities whose price changes are expected to be similar to those of the underlying index.

      The Fund may terminate its obligations under an exchange traded call or put option by purchasing an option identical to the one it has written. Obligations under over-the-counter options may be terminated only by entering into an offsetting transaction with the counterparty to such option. Such purchases are referred to as "closing purchase transactions."

      Purchasing Options. The Fund would normally purchase call options in anticipation of an increase, or put options in anticipation of a decrease ("protective puts"), in the market value of securities of the type in which it may invest. The Fund may also sell call and put options to close out its purchased options.

      The purchase of a call option would entitle the Fund, in return for the premium paid, to purchase specified securities or currency at a specified price during the option period. The Fund would ordinarily realize a gain on the purchase of a call option if, during the option period, the value of such securities or currency exceeded the sum of the exercise price, the premium paid and transaction costs; otherwise the Fund would realize either no gain or a loss on the purchase of the call option.

      The purchase of a put option would entitle the Fund, in exchange for the premium paid, to sell specified securities at a specified price during the option period. The purchase of protective puts is designed to offset or hedge against a decline in the market value of the Fund's portfolio securities. Put options may also be purchased by the Fund for the purpose of affirmatively benefiting from a decline in the price of securities which it does not own. The Fund would ordinarily realize a gain if, during the option period, the value of the underlying securities decreased below the exercise price sufficiently to cover the premium and transaction costs; otherwise the Fund would realize either no gain or a loss on the purchase of the put option. Gains and losses on the purchase of put options may be offset by countervailing changes in the value of the Fund's portfolio securities.

      The Fund's options transactions will be subject to limitations established by each of the exchanges, boards of trade or other trading facilities on which such options are traded. These limitations govern the maximum number of options in each class which may be written or purchased by a single investor or group of investors acting in concert, regardless of whether the options are written or purchased on the same or different exchanges, boards of trade or other trading facilities or are held or written in one or more accounts or through one or more brokers. Thus, the number of options which the Fund may write or purchase may be affected by options written or purchased by other investment advisory clients of the Sub-Advisor. An exchange, board of trade or other trading facility may order the liquidation of positions found to be in excess of these limits, and it may impose certain other sanctions.

      Certain Considerations Regarding Options. The hours of trading for options may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets. The purchase of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The purchase of options involves the risk that the premium and transaction costs paid by the Fund in purchasing an option will be lost as a result of unanticipated movements in prices of the securities on which the option is based. Imperfect correlation between the options and securities markets may detract from the effectiveness of attempted hedging. Options transactions may result in significantly higher transaction costs and portfolio turnover for the Fund.

      Risks Associated with Options Transactions. There is no assurance that a liquid secondary market on a domestic or foreign options exchange will exist for any particular exchange-traded option or at any particular time and, for some options, no secondary market on an exchange or elsewhere may exist. If the Fund is unable to effect a closing purchase transaction with respect to covered options it has written, the Fund will not be able to sell the underlying securities or dispose of assets held in a segregated account until the options expire or are exercised. Similarly, if the Fund is unable to effect a closing sale transaction with respect to options it has purchased, it would have to exercise the options in order to realize any profit and will incur transaction costs upon the purchase or sale of underlying securities or currencies.

      Reasons for the absence of a liquid secondary market on an exchange include the following: (1) there may be insufficient trading interest in certain options; (2) restrictions may be imposed by an exchange on opening transactions or closing transactions or both; (3) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options; (4) unusual or unforeseen circumstances may interrupt normal operations on an exchange; (5) the facilities of an exchange or the Options Clearing Corporation may not at all times be adequate to handle current trading volume; or (6) one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options). If trading were discontinued, the secondary market on that exchange (or in that class or series of options) would cease to exist. However, outstanding options on that exchange that had been issued by the Options Clearing Corporation as a result of trades on that exchange would continue to be exercisable in accordance with their terms.

      The Fund's ability to terminate over-the-counter options is more limited than with exchange-traded options and may involve the risk that broker-dealers participating in such transactions will not fulfill their obligations. The Sub-Advisor will determine the liquidity of each over-the-counter option in accordance with guidelines adopted by the Board of Trustees.

      The writing and purchase of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. Generally, the successful use of options depends in part on the Sub-Advisor's ability to predict future price fluctuations and, for hedging transactions, the degree of correlation between the options and securities or currency markets. Imperfect correlation between the options and securities markets may detract from the effectiveness of attempted hedging.

      Futures Contracts and Options on Futures Contracts. The Fund may purchase and sell futures contracts based on various securities (such as U.S. government securities) and securities indices, and any other financial instruments and indices and purchase and write call and put options on these futures contracts. The Fund may also enter into closing purchase and sale transactions with respect to any of these contracts and options. All futures contracts entered into by the Fund are traded on U.S. or foreign exchanges or boards of trade that are licensed, regulated or approved by the Commodity Futures Trading Commission ("CFTC").

      Futures Contracts. A futures contract may generally be described as an agreement between two parties to buy and sell particular financial instruments or currencies for an agreed price during a designated month (or to deliver the final cash settlement price, in the case of a contract relating to an index or otherwise not calling for physical delivery at the end of trading in the contract).

      Positions taken in the futures markets are not normally held to maturity but are instead liquidated through offsetting transactions which may result in a profit or a loss. While futures contracts on securities will usually be liquidated in this manner, the Fund may instead make, or take, delivery of the underlying securities or currency whenever it appears economically advantageous to do so. A clearing organization associated with the exchange on which futures contracts are traded guarantees that, if still open, the sale or purchase will be performed on the settlement date.

      The Fund may, for example, take a "short" position in the futures market by selling futures contracts in an attempt to hedge against an anticipated decline in market prices that would adversely affect the value of the Fund's portfolio securities. Such futures contracts may include contracts for the future delivery of securities held by the Fund or securities with characteristics similar to those of the Fund's portfolio securities. See "Other Investment Policies and Techniques--Hedging Strategies--Futures Contracts" below.

      Margin Requirements for Futures Contracts and Associated Risks. If the price of an open futures contract changes (by increase in the case of a sale or by decrease in the case of a purchase) so that the loss on the futures contract reaches a point at which the margin on deposit does not satisfy margin requirements, the broker will require an increase in the margin. However, if the value of a position increases because of favorable price changes in the futures contract so that the margin deposit exceeds the required margin, the broker will pay the excess to the Fund. In computing daily NAV, the Fund will mark to market the current value of its open futures contract. The Fund expects to earn interest income on its margin deposits.

      Because of the low margin deposits required, Futures Contracts trading involves an extremely high degree of leverage. As a result, a relatively small price movement in a Futures Contract may result in immediate and substantial loss, as well as gain, to the investor. For example, if at the time of purchase, 10% of the value of the Futures Contract is deposited as margin, a subsequent 10% decrease in the value of the Futures Contract would result in a total loss of the margin deposit, before any deduction for the transaction costs, if the account were then closed out. A 15% decrease would result in a loss equal to 150% of the original margin deposit, if the Futures Contracts were closed out. Thus, a purchase or sale of a Futures Contract may result in losses in excess of the amount initially invested in the Futures Contract. However, the Fund would presumably have sustained comparable losses if, instead of the Futures Contract, it had invested in the underlying financial instrument and sold it after the decline.

      Hedging and Other Strategies. Hedging is an attempt to establish with more certainty than would otherwise be possible the effective price or rate of return on portfolio securities or securities that the Fund proposes to acquire or the exchange rate of currencies in which the portfolio securities are quoted or denominated. When securities prices are falling, the Fund can seek to offset a decline in the value of its current portfolio securities through the sale of futures contracts. When securities prices are rising, the Fund, through the purchase of futures contracts, can attempt to secure better rates or prices than might later be available in the market when it effects anticipated purchases.

      If, in the opinion of the Sub-Advisor, there is a sufficient degree of correlation between price trends for the Fund's portfolio securities and futures contracts based on other financial instruments, securities indices or other indices, the Fund may also enter into such futures contracts as part of its hedging strategy. Although under some circumstances prices of securities in the

Fund's portfolio may be more or less volatile than prices of such futures contracts, the Sub-Advisor will attempt to estimate the extent of this volatility difference based on historical patterns and compensate for any differential by having the Fund enter into a greater or lesser number of futures contracts or by attempting to achieve only a partial hedge against price changes affecting the Fund's portfolio securities.

      When a short hedging position is successful, any depreciation in the value of portfolio securities will be substantially offset by appreciation in the value of the futures position. On the other hand, any unanticipated appreciation in the value of the Fund's portfolio securities would be substantially offset by a decline in the value of the futures position. On other occasions, the Fund may take a "long" position by purchasing futures contracts.

      Options on Futures Contracts. The purchase of put and call options on futures contracts will give the Fund the right (but not the obligation) for a specified price to sell or to purchase, respectively, the underlying futures contract at any time during the option period. As the purchaser of an option on a futures contract, the Fund obtains the benefit of the futures position if prices move in a favorable direction but limits its risk of loss in the event of an unfavorable price movement to the loss of the premium and transaction costs.

      The writing of a call option on a futures contract generates a premium which may partially offset a decline in the value of the Fund's assets. By writing a call option, the Fund becomes obligated, in exchange for the premium (upon exercise of the option) to sell a futures contract if the option is exercised, which may have a value higher than the exercise price. Conversely, the writing of a put option on a futures contract generates a premium which may partially offset an increase in the price of securities that the Fund purchases. However, the Fund becomes obligated (upon exercise of the option) to purchase a futures contract if the option is exercised, which may have a value lower than the exercise price. The loss incurred by the Fund in writing options on futures is potentially unlimited and may exceed the amount of the premium received.

      The holder or writer of an option on a futures contract may terminate its position by selling or purchasing an offsetting option of the same series. There is no guarantee that such closing transactions can be effected. The Fund's ability to establish and close out positions on such options will be subject to the development and maintenance of a liquid market.

      Other Considerations. The Fund will engage in futures and related options transactions either for bona fide hedging or for other purposes as permitted by the CFTC. These purposes may include using futures and options on futures as a substitute for the purchase or sale of securities to increase or reduce exposure to particular markets. To the extent that the Fund is using futures and related options for hedging purposes, futures contracts will be sold to protect against a decline in the price of securities that the Fund owns or futures contracts will be purchased to protect the Fund against an increase in the price of securities it purchases. The Fund will determine that the price fluctuations in the futures contracts and options on futures used for hedging purposes are substantially related to price fluctuations in securities held by the Fund or securities or instruments which it expects to purchase. As evidence of its hedging intent, the Fund expects that on occasions on which it takes a long futures or option position (involving the purchase of futures contracts), the

Fund generally will have purchased, or will be in the process of purchasing, equivalent amounts of related securities in the cash market at the time when the futures or option position is closed out. However, in particular cases, when it is economically advantageous for the Fund to do so, a long futures position may be terminated or an option may expire without the corresponding purchase of securities or other assets.

      Risks Associated with Futures Contracts and Options on Futures Contracts. While transactions in futures contracts and options on futures may reduce certain risks, these transactions themselves entail certain other risks. For example, unanticipated changes in interest rates or securities prices may result in a poorer overall performance for the Fund than if it had not entered into any futures contracts or options transactions. Perfect correlation between the Fund's futures positions and portfolio positions will be impossible to achieve. In the event of an imperfect correlation between a futures position and a portfolio position which is intended to be protected, the desired protection may not be obtained and the Fund may be exposed to risk of loss. Under certain market conditions, the prices of security futures contracts may not maintain their customary or anticipated relationships to the prices of the underlying security or index. These pricing disparities could occur, for example, when the market for the security futures contract is illiquid, when the primary market for the underlying security is closed, or when the reporting of transactions in the underlying security has been delayed.

      Under certain market conditions, it may also be difficult or impossible to manage the risk from open security futures positions by entering into an equivalent but opposite position in another contract month, on another market, or in the underlying security. This inability to take positions to limit the risk could occur, for example, if trading is halted across markets due to unusual trading activity in the security futures contract or the underlying security or due to recent news events involving the issuer of the underlying security.

      There can be no assurance that a liquid market will exist at a time when the Fund seeks to close out a futures contract position. The Fund would continue to be required to meet margin requirements until the position is closed, possibly resulting in a decline in the Fund's NAV. In addition, many of the contracts discussed above are relatively new instruments without a significant trading history. As a result, there can be no assurance that an active secondary market will develop or continue to exist.

      Some futures contracts or options on futures may become illiquid under adverse market conditions. In addition, the value of a position in security futures contracts could be affected if trading is halted in either the futures contract or the underlying security. In certain circumstances, such as during periods of market volatility, a commodity exchange may suspend or limit trading in a futures contract or related option, which may make the instrument temporarily illiquid and difficult to price and, thus, expose the Fund to a potential loss. The regulated exchanges may also have discretion under their rules to halt trading in other circumstances, such as when the exchange determines that the halt would be advisable in maintaining a fair and orderly market. Commodity exchanges also may establish daily limits on the amount that the price of a futures contract or related option can vary from the previous day's settlement price. Once the daily limit is reached, no trades may be made that day at a price beyond the limit. This may prevent the Fund from closing out positions and limiting its losses.

      Each regulated exchange trading a security futures contract may also open and close for trading at different times than other regulated exchanges trading security futures contracts or markets trading the underlying security or securities. Trading in security futures contracts prior to the opening or after the close of the primary market for the underlying security may be less liquid than trading during regular market hours.

      As further discussed in this Statement of Additional Information, transactions in futures contracts and options on futures involve brokerage costs, require margin deposits and, in the case of contracts and options obligating the Fund to purchase securities, require the Fund to establish a segregated account consisting of cash or liquid securities in an amount equal to the underlying value of such contracts and options.

      Currency Exchange Transactions. The Fund may enter into currency exchange transactions to hedge the Fund's exposure to foreign currency exchange rate risk to the extent the Fund invests in non-U.S. denominated securities of non-U.S. issuers. The Fund's currency transactions will be limited to portfolio hedging involving portfolio positions. Portfolio hedging is the use of a forward contract with respect to a portfolio security position denominated or quoted in a particular currency. A currency forward contract is an agreement to purchase or sell a specified currency at a specified future date (or within a specified time period) and price set at the time of the contract. Currency forward contracts are usually entered into with banks, foreign exchange dealers or broker-dealers, are not exchange-traded, and are usually for less than one year, but may be renewed.

      At the maturity of a forward contract to deliver a particular currency, the Fund may either sell the portfolio security related to such contract and make delivery of the currency, or it may retain the security and either acquire the currency on the spot market or terminate its contractual obligation to deliver the currency by purchasing an offsetting contract with the same currency trader obligating it to purchase on the same maturity date the same amount of the currency.

      It is impossible to forecast with absolute precision the market value of portfolio securities at the expiration of a forward contract. Accordingly, it may be necessary for the Fund to purchase additional currency on the spot market (and bear the expense of such purchase) if the market value of the security is less than the amount of currency that the Fund is obligated to deliver and if a decision is made to sell the security and make delivery of the currency. Conversely, it may be necessary to sell on the spot market some of the currency received upon the sale of the portfolio security if its market value exceeds the amount of currency the Fund is obligated to deliver.

      If the Fund retains the portfolio security and engages in an offsetting transaction, the Fund will incur a gain or a loss to the extent that there has been movement in forward contract prices. If the Fund engages in an offsetting transaction, it may subsequently enter into a new forward contract to sell the currency. Should forward prices decline during the period between the Fund's entering into a forward contract for the sale of a currency and the date it enters into an offsetting contract for the purchase of the currency, the Fund will realize a gain to the extent the price of the currency it has agreed to sell exceeds the price of the currency it has agreed to purchase. Should forward prices increase, the Fund will suffer a loss to the extent the price of the currency it has agreed to purchase exceeds the price of the currency it has agreed to sell. A default on the contract would deprive the Fund of unrealized profits or force the Fund to cover its commitments for purchase or sale of currency, if any, at the current market price.

      Hedging against a decline in the value of a currency does not eliminate fluctuations in the prices of portfolio securities or prevent losses if the prices of such securities decline. Such transactions also preclude the opportunity for gain if the value of the hedged currency should rise. Moreover, it may not be possible for the Fund to hedge against a devaluation that is so generally anticipated that the Fund is not able to contract to sell the currency at a price above the devaluation level it anticipates. The cost to the Fund of engaging in currency exchange transactions varies with such factors as the currency involved, the length of the contract period, and prevailing market conditions. Since currency exchange transactions are usually conducted on a principal basis, no fees or commissions are involved.

      Equity Swaps and Interest Rate Swaps, Collars, Caps and Floors. In order to hedge the value of the Fund's portfolio against fluctuations in the market value of equity securities, interest rates or commodity prices or to enhance the Fund's income, the Fund may, but is not required to, enter into equity swaps and various interest rate or commodity transactions such as interest rate swaps and the purchase or sale of interest rate or commodity caps and floors. To the extent that the Fund enters into these transactions, the Fund expects to do so primarily to preserve a return or spread on a particular investment or portion of its portfolio, to protect against any increase in the price of securities the Fund anticipates purchasing at a later date, to protect against increasing commodity prices or to manage the Fund's interest rate exposure, including, for example, on any debt securities, including notes, or Preferred Shares issued by the Fund for leverage purposes. The Fund uses these transactions primarily as a hedge. However, the Fund also may invest in equity and interest rate swaps to enhance income or to increase the Fund's yield, for example, during periods of steep interest rate yield curves (i.e., wide differences between short-term and long-term interest rates). The Fund is not required to hedge its portfolio and may choose not to do so. The Fund cannot guarantee that any hedging strategies it uses will work.

      In an equity swap, the cash flows exchanged by the Fund and the counterparty are based on the total return on some stock market index and an interest rate (either a fixed rate or a floating rate). In an interest rate swap, the Fund exchanges with another party their respective commitments to pay or receive interest (e.g., an exchange of fixed rate payments for floating rate payments). For example, if the Fund holds a debt instrument with an interest rate that is reset only once each year, it may swap the right to receive interest at this fixed rate for the right to receive interest at a rate that is reset every week. This would enable the Fund to offset a decline in the value of the debt instrument due to rising interest rates but would also limit its ability to benefit from falling interest rates. Conversely, if the Fund holds a debt instrument with an interest rate that is reset every week and it would like to lock in what it believes to be a high interest rate for one year, it may swap the right to receive interest at this variable weekly rate for the right to receive interest at a rate that is fixed for one year. Such a swap would protect the Fund from a reduction in yield due to falling interest rates and may permit the Fund to enhance its income through the positive differential between one week and one year interest rates, but would preclude it from taking full advantage of rising interest rates.

      The Fund usually will enter into equity and interest rate swaps on a net basis (i.e., the two payment streams are netted out with the Fund receiving or paying, as the case may be, only the net amount of the two payments). The net amount of the excess, if any, of the Fund's obligations over its entitlements with respect to each swap contract is accrued on a daily basis, and an amount of cash or liquid instruments having an aggregate NAV at least equal to the accrued excess is maintained in a segregated account by the Fund's custodian. If the swap transaction is entered into on other than a net basis, the full amount of the Fund's obligations is accrued on a daily basis, and the full amount of the Fund's obligations will be maintained in a segregated account by the Fund's custodian.

      The Fund also may engage in interest rate or commodity transactions in the form of purchasing or selling interest rate or commodity caps or floors. The Fund will not sell uncovered interest rate or commodity caps or floors. The purchase of an interest rate or commodity cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate or commodity price, to receive payments equal to the difference of the index and the predetermined rate on a notional principal amount (i.e., the reference amount with respect to which interest obligations are determined although no actual exchange of principal occurs) from the party selling such interest rate or commodity cap. The purchase of an interest rate or commodity floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate or commodity price, to receive payments at the difference of the index and the predetermined rate on a notional principal amount from the party selling such interest rate or commodity floor.

      Typically, the parties with which the Fund enters into equity and interest rate or commodity transactions are broker-dealers and other financial institutions. The Fund may not enter into any equity swap or interest rate swap, cap or floor transaction unless the unsecured senior debt or the claims-paying ability of the other party thereto is rated investment grade by at least one NRSRO at the time of entering into such transaction or whose creditworthiness is believed by the Sub-Advisor to be equivalent to such rating. If there is a default by the other party to such a transaction, the Fund will have contractual remedies pursuant to the agreements related to the transaction. The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid in comparison with other similar instruments traded in the interbank market. Caps and floors, however, are less liquid than swaps. See "Other Investment Policies and Techniques--Swap Agreements" below.

      Credit Default Swap Agreements. The Fund may enter into credit default swap agreements. The "buyer" in a credit default contract is obligated to pay the "seller" a periodic stream of payments over the term of the contract provided that no event of default on an underlying reference obligation has occurred. If an event of default occurs, the seller must pay the buyer the "par value" (full notional value) of the reference obligation in exchange for the reference obligation. The Fund may be either the buyer or seller in the transaction. If the Fund is a buyer and no event of default occurs, the Fund loses its investment and recovers nothing. However, if an event of default occurs, the buyer receives full notional value for a reference obligation that may have little or no value. As a seller, the Fund receives a fixed rate of income throughout the term of the contract, which typically is between six months and three years, provided that there is no default event. If an event of default occurs, the seller must pay the buyer the full notional value of the reference obligation.

      Credit default swaps involve greater risks than if the Fund had invested in the reference obligation directly. In addition to general market risks, credit default swaps are subject to illiquidity risk, counterparty risk and credit risks. The Fund will enter into swap agreements only with counterparties who are rated investment grade by at least one NRSRO at the time of entering into such transaction or whose creditworthiness is believed by the Sub-Advisor to be equivalent to such rating. A buyer also will lose its investment and recover nothing should no event of default occur. If an event of default were to occur, the value of the reference obligation received by the seller, coupled with the periodic payments previously received, may be less than the full notional value it pays to the buyer, resulting in a loss of value to the Fund. When the Fund acts as a seller of a credit default swap agreement it is exposed to the risks of leverage since if an event of default occurs the seller must pay the buyer the full notional value of the reference obligation. See "Other Investment Policies and Techniques--Swap Agreements" below.

      The Fund may in the future employ new or additional investment strategies and hedging instruments if those strategies and instruments are consistent with the Fund's investment objective and are permissible under applicable regulations governing the Fund.

OVER-THE-COUNTER MARKET RISK

      The Fund may invest in over-the-counter securities. In contrast to the securities exchanges, the over-the-counter market is not a centralized facility that limits trading activity to securities of companies which initially satisfy certain defined standards. Generally, the volume of trading in an unlisted or over-the-counter security is less than the volume of trading in a listed security. This means that the depth of market liquidity of some securities in which the Fund invests may not be as great as that of other securities and, if the Fund were to dispose of such a security, it might have to offer the securities at a discount from recent prices, or sell the securities in small lots over an extended period of time.

LEGISLATION RISK

      At any time after the date of this Statement of Additional Information, legislation may be enacted that could negatively affect the assets of the Fund or the issuers of such assets. Changing approaches to regulation may have a negative impact on entities in which the Fund invests. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Fund or will not impair the ability of the issuers of the assets held in the Fund to achieve their business goals, and hence, for the Fund to achieve its investment objective.

                    OTHER INVESTMENT POLICIES AND TECHNIQUES

HEDGING STRATEGIES

      General Description of Hedging Strategies. As more fully described above, the Fund may use derivatives or other transactions for the purpose of hedging the Fund's exposure to an increase in the price of a security prior to its anticipated purchase or a decrease in the price of a security prior to its anticipated sale, to seek to reduce interest rate risks arising from the use of any leverage by the Fund and to mitigate risks. The specific derivative instruments to be used, or other transactions to be entered into, for such hedging purposes may include options on currencies, common equities, energy-related commodities, equity, fixed income and interest rate indices, futures contracts (hereinafter referred to as "Futures" or "Futures Contracts"), swap agreements and related instruments.

      Hedging or derivative instruments on securities generally are used to hedge against price movements in one or more particular securities positions that the Fund owns or acquires. Such instruments may also be used to "lock-in" recognized but unrealized gains in the value of portfolio securities. Hedging strategies, if successful, can reduce the risk of loss by wholly or partially offsetting the negative effect of unfavorable price movements in the investments being hedged. However, hedging strategies also can reduce the opportunity for gain by offsetting the positive effect of favorable price movements in the hedged investments. The use of hedging instruments is subject to applicable regulations of the SEC, the several options and futures exchanges upon which they are traded, the CFTC and various state regulatory authorities.

      Regulation as a "Commodity Pool." CFTC Rule 4.5 requires operators of registered investment companies to either limit such investment companies' use of futures, options on futures and swaps or register as a "commodity pool operator" ("CPO") and submit to dual regulation by the CFTC and the SEC. In order to be able to comply with the exclusion from the CPO definition pursuant to CFTC Rule 4.5 with respect to the Fund, the Advisor must limit the Fund's transactions in commodity futures, commodity option contracts and swaps for non-bona fide hedging purposes by either (a) limiting the aggregate initial margin and premiums required to establish non-bona fide hedging commodities positions to not more than 5% of the liquidation value of the Fund's portfolio after taking into account unrealized profits and losses on any such contract or
(b) limiting the aggregate net notional value of non-bona fide hedging commodities positions to not more than 100% of the liquidation value of the Fund's portfolio after taking into account unrealized profits and losses on such positions. In the event that the Fund's investments in such instruments exceed one of these thresholds, the Advisor would no longer be excluded from the CPO definition and may be required to register as a CPO, and the Sub-Advisor may be required to register as a commodity trading advisor ("CTA"). In the event the Advisor or the Sub-Advisor is required to register as a CPO or CTA, as applicable, it will become subject to additional recordkeeping and reporting requirements with respect to the Fund and the Fund may incur additional expenses as a result of the CFTC's regulatory requirements. The Advisor has claimed an exclusion from the definition of a CPO with respect to the Fund under the amended rules. The Sub-Advisor has also relied on an exclusion from the definition of CTA with respect to the Fund. If, in the future, the Advisor or Sub-Advisor is not able to rely on an exclusion from the definition of CPO or CTA, as applicable, it will register as a CPO or CTA, as applicable, with respect to the Fund. The Fund reserves the right to engage in transactions involving futures, options thereon and swaps in accordance with the Fund's policies.

      Asset Coverage for Futures and Options Positions. The Fund complies with the regulatory requirements of the SEC and the CFTC with respect to coverage of options and futures positions by registered investment companies and, if the guidelines so require, earmarks or sets aside cash, U.S. government securities, high grade liquid debt securities and/or other liquid assets permitted by the SEC and CFTC in a segregated custodial account in the amount prescribed. Securities held in a segregated account cannot be sold while the futures or options position is outstanding, unless replaced with other permissible assets, and will be marked-to-market daily.

      Futures Contracts. The Fund may enter into securities-related Futures Contracts, including security futures contracts as an anticipatory hedge. The Fund's hedging may include sales of Futures as an offset against the effect of expected declines in securities prices and purchases of Futures as an offset against the effect of expected increases in securities prices. The Fund will not enter into Futures Contracts which are prohibited under the CEA and will, to the extent required by regulatory authorities, enter only into Futures Contracts that are traded on exchanges and are standardized as to maturity date and underlying financial instrument. A security futures contract is a legally binding agreement between two parties to purchase or sell in the future a specific quantity of shares of a security or of the component securities of a narrow-based security index, at a certain price. A person who buys a security Futures Contract enters into a contract to purchase an underlying security and is said to be "long" the contract. A person who sells a security futures contact enters into a contract to sell the underlying security and is said to be "short" the contract. The price at which the contract trades (the "contract price") is determined by relative buying and selling interest on a regulated exchange.

      Transaction costs are incurred when a Futures Contract is bought or sold and margin deposits must be maintained. In order to enter into a Futures Contract, the Fund must deposit funds with its custodian in the name of the futures commodities merchant equal to a specified percentage of the current market value of the contract as a performance bond. Moreover, all security futures contracts are marked-to-market at least daily, usually after the close of trading. At that time, the account of each buyer and seller reflects the amount of any gain or loss on the security futures contract based on the contract price established at the end of the day for settlement purposes.

      An open position, either a long or short position, is closed or liquidated by entering into an offsetting transaction (i.e., an equal and opposite transaction to the one that opened the position) prior to the contract expiration. Traditionally, most Futures Contracts are liquidated prior to expiration through an offsetting transaction and, thus, holders do not incur a settlement obligation. If the offsetting purchase price is less than the original sale price, a gain will be realized. Conversely, if the offsetting sale price is more than the original purchase price, a gain will be realized; if it is less, a loss will be realized. The transaction costs must also be included in these calculations. There can be no assurance, however, that the Fund will be able to enter into an offsetting transaction with respect to a particular Futures Contract at a particular time. If the Fund is not able to enter into an offsetting transaction, the Fund will continue to be required to maintain the margin deposits on the Futures Contract and the Fund may not be able to realize a gain in the value of its future position or prevent losses from mounting. This inability to liquidate could occur, for example, if trading is halted due to unusual trading activity in either the security futures contract or the underlying security; if trading is halted due to recent news events involving the issuer of the underlying security; if systems failures occur on an exchange or at the firm carrying the position; or, if the position is on an illiquid market. Even if the Fund can liquidate its position, it may be forced to do so at a price that involves a large loss.

      Security futures contracts that are not liquidated prior to expiration must be settled in accordance with the terms of the contract. Some security futures contracts are settled by physical delivery of the underlying security. At the expiration of a security futures contract that is settled through physical delivery, a person who is long the contract must pay the final settlement price set by the regulated exchange or the clearing organization and take delivery of the underlying shares. Conversely, a person who is short the contract must make delivery of the underlying shares in exchange for the final settlement price. Settlement with physical delivery may involve additional costs.

      Other security futures contracts are settled through cash settlement. In this case, the underlying security is not delivered. Instead, any positions in such security futures contracts that are open at the end of the last trading day are settled through a final cash payment based on a final settlement price determined by the exchange or clearing organization. Once this payment is made, neither party has any further obligations on the contract.

      As noted above, margin is the amount of funds that must be deposited by the Fund in order to initiate futures trading and to maintain the Fund's open positions in Futures Contracts. A margin deposit is intended to ensure the Fund's performance of the Futures Contract. The margin required for a particular Futures Contract is set by the exchange on which the Futures Contract is traded and may be significantly modified from time to time by the exchange during the term of the Futures Contract.

      In addition to the foregoing, imperfect correlation between the Futures Contracts and the underlying securities may prevent the Fund from achieving the intended hedge or expose the Fund to risk of loss. Under certain market conditions, the prices of security futures contracts may not maintain their customary or anticipated relationships to the prices of the underlying security or index. These pricing disparities could occur, for example, when the market for the security futures contract is illiquid, when the primary market for the underlying security is closed, or when the reporting of transactions in the underlying security has been delayed.

      In addition, the value of a position in Futures Contracts could be affected if trading is halted in either the security futures contract or the underlying security. In certain circumstances, regulated exchanges are required by law to halt trading in security futures contracts. For example, trading on a particular security futures contract must be halted if trading is halted on the listed market for the underlying security as a result of pending news, regulatory concerns, or market volatility. Similarly, trading of a security futures contract on a narrow-based security index must be halted under circumstances such as where trading is halted on securities accounting for at least 50% of the market capitalization of the index. In addition, regulated exchanges are required to halt trading in all security futures contracts for a specified period of time when the Dow Jones Industrial Average ("DJIA") experiences one-day declines of 10%, 20% and 30%. The regulated exchanges may also have discretion under their rules to halt trading in other circumstances - such as when the exchange determines that the halt would be advisable in maintaining a fair and orderly market.

      A trading halt, either by a regulated exchange that trades security futures or an exchange trading the underlying security or instrument, could prevent the Fund from liquidating a position in security futures contracts in a timely manner, which could expose the Fund to a loss.

      Risks and Special Considerations Concerning Derivatives. In addition to the risks described above, the use of Strategic Transactions involves certain general risks and considerations, including the imperfect correlation between the value of such instruments and the underlying assets of the Fund, which creates the possibility that the loss on such instruments may be greater than the gain in the value of the underlying assets in the Fund's portfolio; the loss of principal; the possible default and insolvency of the other party to the transaction; and illiquidity of the derivative instruments. Certain of the Strategic Transactions in which the Fund may invest may, in certain circumstances, give rise to a form of financial leverage, which may magnify the risk of owning such instruments. See "Risks--Leverage Risk" in the Prospectus.

      Furthermore, the ability to successfully use Strategic Transactions depends on the ability of the Sub-Advisor to predict pertinent market movements, which cannot be assured. Thus, the use of Strategic Transactions to generate income, for hedging, for currency or interest rate management or other purposes may result in losses greater than if they had not been used, may require the Fund to sell or purchase portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the Fund can realize on an investment or may cause the Fund to hold a security that it might otherwise sell. In addition, there may be situations in which the Sub-Advisor elects not to use Strategic Transactions that result in losses greater than if they had been used. Amounts paid by the Fund as premiums and cash or other assets held in margin accounts with respect to the Fund's Strategic Transactions are not otherwise available to the Fund for investment purposes.

      With respect to some of its derivative positions, if any, the Fund will segregate or earmark an amount of cash, cash equivalents or liquid securities on the Fund's records in an amount equal to the face value of those positions or otherwise in accordance with SEC staff guidance. The Fund also may offset derivatives positions against one another or against other assets to manage the effective market exposure resulting from derivatives in its portfolio. To the extent that the Fund does not segregate or earmark liquid assets or otherwise cover its obligations under any such transactions (e.g., through offsetting positions), certain types of these transactions will be treated as senior securities representing leverage for purposes of the requirements under the 1940 Act; and therefore, the Fund may not enter into any such transactions if the Fund's leverage would thereby exceed the limits of the 1940 Act. In addition, to the extent that any offsetting positions do not perform in relation to one another as expected, the Fund may perform as if it were leveraged. The foregoing risks concerning Strategic Transactions are more fully described below.

             (1) Market Risk. Market risk is the risk that the value of the underlying assets may go up or down. Adverse movements in the value of an underlying asset can expose the Fund to losses. Derivative instruments may include elements of leverage and, accordingly, fluctuations in the value of the derivative instrument in relation to the underlying asset may be magnified. The successful use of derivative instruments depends upon a variety of factors, particularly the Sub-Advisor's ability to predict correctly market movements or changes in the relationships of such hedge instruments to the Fund's portfolio holdings, and there can be no assurance the Sub-Advisor's judgment in this respect will be accurate. Consequently, the use of derivatives for investment or hedging purposes might result in a poorer overall performance for the Fund, whether or not adjusted for risk, than if the Fund had not used derivatives.

             (2) Credit/Counterparty Risk. Credit risk is the risk that a loss is sustained as a result of the failure of a counterparty to comply with the terms of a derivative instrument. The counterparty risk for exchange-traded derivatives is generally lower than for over-the-counter derivatives not cleared through a central counterparty, since generally a clearing organization provides a guarantee of performance and cleared derivative transactions benefit from daily mark-to-market and settlement as well as from segregation and minimum capital requirements applicable to intermediaries. For privately-negotiated instruments not cleared through a central counterparty, there are no similar protections. In all transactions, the Fund will bear the risk that the counterparty will default, and this could result in a loss of the expected benefit of the derivative transactions and possibly other losses to the Fund. Such counterparty risk is accentuated in the case of contracts with longer maturities where there is a greater risk that a specific event may prevent or delay settlement, or where the Fund has concentrated its transactions with a single or small group of counterparties. The Fund is not restricted from dealing with any particular counterparty or from concentrating any or all of its transactions with one counterparty. The Fund will enter into transactions in derivative instruments only with counterparties that the Sub-Advisor reasonably believes are capable of performing under the contract.

             (3) Correlation Risk. Correlation risk is the risk that there might be an imperfect correlation, or even no correlation, between price movements of a derivative instrument and price movements of investments being hedged. When a derivative transaction is used to completely hedge another position, changes in the market value of the combined position (the derivative instrument plus the position being hedged) result from an imperfect correlation between the price movements of the two instruments. With a perfect hedge, the value of the combined position remains unchanged with any change in the price of the underlying asset. With an imperfect hedge, the value of the derivative instrument and its hedge are not perfectly correlated. For example, if the value of a derivative instrument used in a short hedge (such as buying a put option or selling a futures contract) increased by less than the decline in value of the hedged investments, the hedge would not be perfectly correlated. This might occur due to factors unrelated to the value of the investments being hedged, such as speculative or other pressures on the markets in which these instruments are traded. In addition, the Fund's success in using hedging instruments is subject to the Sub-Advisor's ability to correctly predict changes in relationships of such hedge instruments to the Fund's portfolio holdings, and there can be no assurance that the Sub-Advisor's judgment in this respect will be accurate. An imperfect correlation may prevent the Fund from achieving the intended hedge or expose the Fund to a risk of loss.

             (4) Liquidity Risk. Liquidity risk is the risk that a derivative instrument cannot be sold, closed out, or replaced quickly at or very close to its fundamental value. Generally, exchange contracts are more liquid than over-the-counter transactions. The illiquidity of the derivatives markets may be due to various factors, including congestion, disorderly markets, limitations on deliverable supplies, the participation of speculators, government regulation and intervention, and technical and operational or system failures. In addition, daily limits on price fluctuations and speculative position limits on exchanges on which the Fund may conduct its transactions in derivative instruments may prevent prompt liquidation of positions, subjecting the Fund to the potential of greater losses. The Fund might be required by applicable regulatory requirements to maintain assets as "cover," maintain segregated accounts and/or make margin payments when it takes positions in derivative instruments involving obligations to third parties (i.e., instruments other than purchase options). If the Fund is unable to close out its positions in such instruments, it might be required to continue to maintain such accounts or make such payments until the position expires, matures, or is closed out. These requirements might impair the Fund's ability to sell a security or make an investment at a time when it would otherwise be favorable to do so, or require that the Fund sell a portfolio security at a disadvantageous time. The Fund's ability to sell or close out a position in an instrument prior to expiration or maturity depends upon the existence of a liquid secondary market or, in the absence of such a market, the ability and willingness of the counterparty to enter into a transaction closing out the position. Due to liquidity risk, there is no assurance that any derivatives position can be sold or closed out at a time and price that is favorable to the Fund.

             (5) Legal Risk. Legal risk is the risk of loss caused by the unenforceability of a party's obligations under the derivative. While a party seeking price certainty agrees to surrender the potential upside in exchange for downside protection, the party taking the risk is looking for a positive payoff. Despite this voluntary assumption of risk, a counterparty that has lost money in a derivative transaction may try to avoid payment by exploiting various legal uncertainties about certain derivative products.

             (6) Volatility. The prices of many derivative instruments, including many options and swaps, are highly volatile. Price movements of options contracts and payments pursuant to swap agreements are influenced by, among other things, interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments, and national and international political and economic events and policies. The value of options and swap agreements also depends upon the price of the securities or currencies underlying them.

             (7) Systemic or "Interconnection" Risk. Systemic or interconnection risk is the risk that a disruption in the financial markets will cause difficulties for all market participants. In other words, a disruption in one market will spill over into other markets, perhaps creating a chain reaction. Much of the OTC derivatives market takes place among the OTC dealers themselves, thus creating a large interconnected web of financial obligations. This interconnectedness raises the possibility that a default by one large dealer could create losses for other dealers and destabilize the entire market for OTC derivative instruments.

SWAP AGREEMENTS

      The Fund may enter into swap agreements. A swap is a financial instrument that typically involves the exchange of cash flows between two parties on specified dates (settlement dates), where the cash flows are based on agreed-upon prices, rates, indices, etc. The nominal amount on which the cash flows are calculated is called the notional amount. Swaps are individually negotiated and structured to include exposure to a variety of different types of investments or market factors, such as interest rates, commodity prices, non-U.S. currency rates, mortgage securities, corporate borrowing rates, security prices, indexes or inflation rates.

      Swap agreements may increase or decrease the overall volatility of the investments of the Fund and its share price. The performance of swap agreements may be affected by a change in the specific interest rate, currency, or other factors that determine the amounts of payments due to and from the Fund. If a swap agreement calls for payments by the Fund, the Fund must be prepared to make such payments when due. In addition, if the counterparty's creditworthiness declines, the value of a swap agreement would be likely to decline, potentially resulting in losses.

      Generally, swap agreements have fixed maturity dates that are agreed upon by the parties to the swap. The agreement can be terminated before the maturity date only under limited circumstances, such as default by one of the parties or insolvency, among others, and can be transferred by a party only with the prior written consent of the other party. The Fund may be able to eliminate its exposure under a swap agreement either by assignment or by other disposition, or by entering into an offsetting swap agreement with the same party or a similarly creditworthy party. If the counterparty is unable to meet its obligations under the contract, declares bankruptcy, defaults or becomes insolvent, the Fund may not be able to recover the money it expected to receive under the contract.

      A swap agreement can be a form of leverage, which can magnify the Fund's gains or losses. In order to reduce the risk associated with leveraging, the Fund may cover its current obligations under swap agreements according to guidelines established by the SEC. If the Fund enters into a swap agreement on a net basis, it will be required to segregate assets with a daily value at least equal to the excess, if any, of the Fund's accrued obligations under the swap agreement over the accrued amount the Fund is entitled to receive under the agreement. If the Fund enters into a swap agreement on other than a net basis, it will be required to segregate assets with a value equal to the full amount of the Fund's accrued obligations under the agreement.

      Equity Swaps. In a typical equity swap, one party agrees to pay another party the return on a security, security index or basket of securities in return for a specified interest rate. By entering into an equity index swap, for example, the index receiver can gain exposure to securities making up the index of securities without actually purchasing those securities. Equity index swaps involve not only the risk associated with investment in the securities represented in the index, but also the risk that the performance of such securities, including dividends, will not exceed the interest that the Fund will be committed to pay under the swap.

WHEN-ISSUED AND DELAYED DELIVERY TRANSACTIONS

      The Fund may buy and sell securities on a when-issued or delayed delivery basis, making payment or taking delivery at a later date, normally within 15-45 days of the trade date. On such transactions, the payment obligation and the interest rate are fixed at the time the buyer enters into the commitment. Beginning on the date the Fund enters into a commitment to purchase securities on a when-issued or delayed delivery basis, the Fund is required under rules of the SEC to maintain in a separate account liquid assets, consisting of cash, cash equivalents or liquid securities having a market value at all times of at least equal to the amount of the commitment. Income generated by any such assets which provide taxable income for U.S. federal income tax purposes is includable in the taxable income of the Fund. The Fund may enter into contracts to purchase securities on a forward basis (i.e., where settlement will occur more than 60 days from the date of the transaction) only to the extent that the Fund specifically collateralizes such obligations with a security that is expected to be called or mature within sixty days before or after the settlement date of the forward transaction. The commitment to purchase securities on a when-issued, delayed delivery or forward basis may involve an element of risk because at the time of delivery the market value may be less than cost.

REPURCHASE AGREEMENTS

      As temporary investments, the Fund may invest in repurchase agreements. A repurchase agreement is a contractual agreement whereby the seller of securities agrees to repurchase the same security at a specified price on a future date agreed upon by the parties. The agreed-upon repurchase price determines the yield during the Fund's holding period. Repurchase agreements are considered to be loans collateralized by the underlying security that is the subject of the repurchase contract. The Fund will only enter into repurchase agreements with registered securities dealers or domestic banks that, in the opinion of the Sub-Advisor, present minimal credit risk. The risk to the Fund is limited to the ability of the issuer to pay the agreed-upon repurchase price on the delivery date; however, although the value of the underlying collateral at the time the transaction is entered into always equals or exceeds the agreed-upon repurchase price, if the value of the collateral declines there is a risk of loss of both principal and interest. In the event of default, the collateral may be sold, but the Fund may incur a loss if the value of the collateral declines, and may incur disposition costs or experience delays in connection with liquidating the collateral. In addition, if bankruptcy proceedings are commenced with respect to the seller of the security, realization upon the collateral by the Fund may be delayed or limited. The Sub-Advisor will monitor the value of the collateral at the time the transaction is entered into and at all times subsequent during the term of the repurchase agreement in an effort to determine that such value always equals or exceeds the agreed-upon repurchase price. In the event the value of the collateral declines below the repurchase price, the Fund will demand additional collateral from the issuer to increase the value of the collateral to at least that of the repurchase price, including interest.

LENDING OF PORTFOLIO SECURITIES

      Although it is not the Fund's current intention, the Fund may lend its portfolio securities to broker-dealers and banks. Any such loan must be continuously secured by collateral in cash or cash equivalents maintained on a current basis in an amount at least equal to the market value of the securities loaned by the Fund. The Fund would continue to receive the equivalent of the interest or dividends paid by the issuer on the securities loaned, and would also receive an additional return that may be in the form of a fixed fee or a percentage of the collateral. The Fund may pay reasonable fees to persons unaffiliated with the Fund for services in arranging these loans. The Fund would have the right to call the loan and obtain the securities loaned at any time on notice of not more than five business days. The Fund would not have the right to vote the securities during the existence of the loan but would call the loan to permit voting of the securities, if, in the Sub-Advisor's judgment, a material event requiring a stockholder vote would otherwise occur before the loan was repaid. In the event of bankruptcy or other default of the borrower, the Fund could experience both delays in liquidating the loan collateral or recovering the loaned securities and/or incur losses, including possible decline in the value of the collateral or in the value of the securities loaned during the period while the Fund seeks to enforce its rights thereto, possible subnormal levels of income and lack of access to income during this period, and expenses of enforcing its rights. As with other extensions of credit, there are risks of delay in the recovery or even loss of rights in the collateral should a borrower default or fail financially.

PORTFOLIO TRADING AND TURNOVER RATE

      Portfolio trading will be undertaken as determined by the Fund's Sub-Advisor. There are no limits on the rate of portfolio turnover. Although the Fund cannot accurately predict its annual portfolio turnover rate, it is not expected to exceed 20% under normal circumstances, but may be higher or lower in certain periods. For the fiscal year ended October 31, 2017, the Fund's portfolio turnover rate was approximately 50%. A higher portfolio turnover rate results in correspondingly greater brokerage commissions and other transactional expenses that are borne by the Fund. High portfolio turnover may also result in the Fund's recognition of gains that will increase the Fund's tax liability and thereby lower the after-tax dividends of the Fund. A high portfolio turnover may also increase the Fund's current and accumulated earnings and profits, resulting in a greater portion of the Fund's distributions being treated as a taxable dividend to the Fund's common shareholders. See "Tax Matters" in the Fund's Prospectus and "Federal Tax Matters" in this Statement of Additional Information.

                             MANAGEMENT OF THE FUND

TRUSTEES AND OFFICERS

      The general supervision of the duties performed for the Fund under the Investment Management Agreement (as defined below) is the responsibility of the Board of Trustees. There are five trustees of the Fund (each, a "Trustee", or collectively, the "Trustees"), one of whom is an "interested person" (as the term is defined in the 1940 Act) ("Interested Trustee") and four of whom are Trustees who are not officers or employees of First Trust Advisors L.P. or Energy Income Partners, LLC, which are the investment advisor and sub-advisor, respectively, to the Fund, or any of their affiliates ("Independent Trustees"). The Trustees set broad policies for the Fund, choose the Fund's officers and hire the Fund's investment advisor and other service providers. The Board of Trustees is divided into three classes: Class I, Class II and Class III. In connection with the organization of the Fund, each Trustee was elected for one initial term, the length of which depends on the class, as more fully described below. Subsequently, the Trustees in each class will be elected to serve for a term expiring at the third succeeding annual shareholder meeting subsequent to their election at an annual meeting, in each case until their respective successors are duly elected and qualified, as described below. Mr. Bowen is an Interested Trustee due to his position as Chief Executive Officer of First Trust Advisors. The officers of the Fund manage the day-to-day operations and are responsible to the Board of Trustees. The officers of the Fund serve indefinite terms. The following is a list of the Trustees and executive officers of the Fund and a statement of their present positions and principal occupations during the past five years, the number of portfolios each Trustee oversees and the other directorships they hold, if applicable.

                                                                                                     NUMBER OF
                                                                                                   PORTFOLIOS IN         OTHER
                                                                                                     THE FIRST      TRUSTEESHIPS OR
                                                      TERM OF OFFICE(2)                                TRUST         DIRECTORSHIPS
                                                       AND YEAR FIRST      PRINCIPAL OCCUPATIONS    FUND COMPLEX        HELD BY
      NAME, ADDRESS AND         POSITION AND OFFICES     ELECTED OR             DURING THE          OVERSEEN BY   TRUSTEE DURING THE
        DATE OF BIRTH                WITH FUND            APPOINTED            PAST 5 YEARS           TRUSTEE        PAST 5 YEARS

Trustee who is an Interested
Person of the Fund
----------------------------
James A. Bowen(1)              Chairman of the       o Class III(3)(4)   Chief Executive Officer,  153            None
120 East Liberty Drive,        Board and Trustee                         First Trust Advisors      Portfolios
  Suite 400                                          o 2013              L.P. and First Trust
Wheaton, IL 60187                                                        Portfolios L.P.;
D.O.B.: 09/55                                                            Chairman of the Board of
                                                                         Directors, BondWave LLC
                                                                         (Software Development
                                                                         Company) and Stonebridge
                                                                         Advisors LLC (Investment
                                                                         Advisor)


Independent Trustees
----------------------------
Richard E. Erickson            Trustee               o Class II(3)(4)    Physician and Officer,    153            None
c/o First Trust Advisors L.P.                                            Wheaton Orthopedics;      Portfolios
120 East Liberty Drive,                              o 2013              Limited Partner,
  Suite 400                                                              Gundersen Real Estate
Wheaton, IL 60187                                                        Limited Partnership
D.O.B.: 04/51                                                            (June 1992 to December
                                                                         2016); Member, Sportsmed
                                                                         LLC (April 2007 to
                                                                         November 2015)


Thomas R. Kadlec               Trustee               o Class II(3)(4)    President, ADM Investor   153            Director of ADM
c/o First Trust Advisors L.P.                                            Services, Inc. (Futures   Portfolios     Investor Services,
120 East Liberty Drive,                              o 2013              Commission Merchant)                     Inc.; ADM Investor
  Suite 400                                                                                                       Services
Wheaton, IL 60187                                                                                                 International; and
D.O.B.: 11/57                                                                                                     Futures Industry
                                                                                                                  Association

Robert F. Keith                Trustee               o Class I(3)(4)     President, Hibs           153            Director of Trust
c/o First Trust Advisors L.P.                                            Enterprises (Financial    Portfolios     Company of
120 East Liberty Drive,                              o 2013              and Management                           Illinois
  Suite 400                                                              Consulting)
Wheaton, IL 60187
D.O.B.: 11/56

                                                                                                     NUMBER OF
                                                                                                   PORTFOLIOS IN         OTHER
                                                                                                     THE FIRST      TRUSTEESHIPS OR
                                                      TERM OF OFFICE(2)                                TRUST         DIRECTORSHIPS
                                                       AND YEAR FIRST      PRINCIPAL OCCUPATIONS    FUND COMPLEX        HELD BY
      NAME, ADDRESS AND         POSITION AND OFFICES     ELECTED OR             DURING THE          OVERSEEN BY   TRUSTEE DURING THE
        DATE OF BIRTH                WITH FUND            APPOINTED            PAST 5 YEARS           TRUSTEE        PAST 5 YEARS

Niel B. Nielson                Trustee               o Class III(3)(4)   Managing Director and     153            Director of
c/o First Trust Advisors L.P.                                            Chief Operating Officer   Portfolios     Covenant Transport
120 East Liberty Drive,                              o 2013              (January 2015 to                         Inc. (May 2003 to
  Suite 400                                                              present), Pelita Harapan                 May 2014)
Wheaton, IL 60187                                                        Educational Foundation
D.O.B.: 03/54                                                            (Educational Products
                                                                         and Services); President
                                                                         and Chief Executive
                                                                         Officer (June 2012 to
                                                                         September 2014), Servant
                                                                         Interactive LLC
                                                                         (Educational Products
                                                                         and Services); President
                                                                         and Chief Executive
                                                                         Officer (June 2012 to
                                                                         September 2014), Dew
                                                                         Learning LLC
                                                                         (Educational Products
                                                                         and Services); President
                                                                         (June 2002 to June
                                                                         2012), Covenant College


Officers of the Fund
----------------------------
James M. Dykas                 President and Chief   o Indefinite term   Managing Director and     N/A            N/A
120 East Liberty Drive,        Executive Officer                         Chief Financial Officer
  Suite 400                                          o 2016              (January 2016 to
Wheaton, IL 60187                                                        present), Controller
D.O.B.: 01/66                                                            (January 2011 to January
                                                                         2016), Senior Vice
                                                                         President (April 2007 to
                                                                         January 2016), First
                                                                         Trust Advisors L.P. and
                                                                         First Trust Portfolios
                                                                         L.P.; Chief Financial
                                                                         Officer, BondWave LLC
                                                                         (Software Development
                                                                         Company) (January 2016
                                                                         to present) and
                                                                         Stonebridge Advisors LLC
                                                                         (Investment Advisor)
                                                                         (January 2016 to
                                                                         present)

W. Scott Jardine               Secretary and Chief   o Indefinite term   General Counsel, First    N/A            N/A
120 East Liberty Drive         Legal Officer                             Trust Advisors L.P. and
  Suite 400                                          o 2013              First Trust Portfolios
Wheaton, IL 60187                                                        L.P.; Secretary and
D.O.B.: 05/60                                                            General Counsel,
                                                                         BondWave LLC (Software
                                                                         Development Company) and
                                                                         Secretary, Stonebridge
                                                                         Advisors LLC (Investment
                                                                         Advisor)

                                                                                                     NUMBER OF
                                                                                                   PORTFOLIOS IN         OTHER
                                                                                                     THE FIRST      TRUSTEESHIPS OR
                                                      TERM OF OFFICE(2)                                TRUST         DIRECTORSHIPS
                                                       AND YEAR FIRST      PRINCIPAL OCCUPATIONS    FUND COMPLEX        HELD BY
      NAME, ADDRESS AND         POSITION AND OFFICES     ELECTED OR             DURING THE          OVERSEEN BY   TRUSTEE DURING THE
        DATE OF BIRTH                WITH FUND            APPOINTED            PAST 5 YEARS           TRUSTEE        PAST 5 YEARS

Daniel J. Lindquist            Vice President        o Indefinite term   Managing Director (July   N/A            N/A
120 East Liberty Drive,                                                  2012 to present), Senior
  Suite 400                                          o 2013              Vice President
Wheaton, IL 60187                                                        (September 2005 to July
D.O.B.: 02/70                                                            2012), First Trust
                                                                         Advisors L.P. and First
                                                                         Trust Portfolios L.P.

Kristi A. Maher                Assistant Secretary   o Indefinite term   Deputy General Counsel,   N/A            N/A
120 East Liberty Drive,        and Chief Compliance                      First Trust Advisors
  Suite 400                    Officer               o 2013              L.P. and First Trust
Wheaton, IL 60187                                                        Portfolios L.P.
D.O.B.: 12/66

Donald Swade                   Treasurer, Chief      o Indefinite term   Senior Vice President     N/A            N/A
120 East Liberty Drive,        Financial Officer                         (July 2016 to present),
  Suite 400                    and Chief Accounting  o Since January     Vice President (April
Wheaton, IL 60187              Officer                 2016              2012 to July 2016),
D.O.B.: 08/72                                                            First Trust Advisors
                                                                         L.P. and First Trust
                                                                         Portfolios L.P., Vice
                                                                         President (September
                                                                         2006 to April 2012),
                                                                         Guggenheim Funds
                                                                         Investment Advisors,
                                                                         LLC/Claymore Securities,
                                                                         Inc.

--------------------
(1) Mr. Bowen is deemed an "interested person" of the Fund due to his position as Chief Executive Officer of First Trust Advisors, investment advisor of the Fund.
(2)   Officer positions with the Fund have an indefinite term.
(3) Currently, Robert F. Keith, as a Class I Trustee, is serving a term until the Fund's 2020 annual meeting. Richard E. Erickson and Thomas R. Kadlec, as Class II Trustees, are each serving a term until the Fund's 2018 annual meeting. James A. Bowen and Niel B. Nielson, as Class III Trustees, are each serving a term until the Fund's 2019 annual meeting.
(4)   Each Trustee has served in such capacity since the Fund's inception.

      Unitary Board Leadership Structure

      Each Trustee serves as a trustee of all open-end and closed-end funds in the First Trust Fund Complex (as defined below), which is known as a "unitary" board leadership structure. Each Trustee currently serves as a trustee of the Fund; First Trust Series Fund and First Trust Variable Insurance Trust, open-end funds with seven portfolios advised by First Trust Advisors; First Trust Senior Floating Rate Income Fund II, Macquarie/First Trust Global Infrastructure/ Utilities Dividend & Income Fund, First Trust Energy Income and Growth Fund, First Trust Enhanced Equity Income Fund, First Trust/Aberdeen Global Opportunity Income Fund, First Trust Mortgage Income Fund, First Trust Strategic High Income Fund II, First Trust/Aberdeen Emerging Opportunity Fund, First Trust Specialty

Finance and Financial Opportunities Fund, and First Trust High Income Long/Short Fund, First Trust Energy Infrastructure Fund, First Trust Dynamic Europe Equity Income Fund, First Trust New Opportunities MLP & Energy Fund, First Trust Intermediate Duration Preferred & Income Fund and First Trust Senior Floating Rate 2022 Target Term Fund, closed-end funds advised by First Trust Advisors; and First Trust Exchange-Traded Fund, First Trust Exchange-Traded Fund II, First Trust Exchange-Traded Fund III, First Trust Exchange-Traded Fund IV, First Trust Exchange-Traded Fund V, First Trust Exchange-Traded Fund VI, First Trust Exchange-Traded Fund VII, First Trust Exchange-Traded Fund VIII, First Trust Exchange-Traded AlphaDEX(R) Fund and First Trust Exchange-Traded AlphaDEX(R) Fund II, exchange-traded funds with 130 portfolios advised by First Trust Advisors (each a "First Trust Fund" and collectively, the "First Trust Fund Complex"). None of the Trustees who are not "interested persons" of the Fund, nor any of their immediate family members, has ever been a director, officer or employee of, or consultant to, First Trust Advisors, First Trust Portfolios L.P. or their affiliates. Mr. Bowen serves as the Chairman of the Board of each Fund in the First Trust Fund Complex. The officers of the Fund listed above hold the same positions with the other funds in the First Trust Fund Complex as they hold with the Fund.

      The same five persons serve as Trustees on the Fund's Board of Trustees and on the boards of all other First Trust Funds. The unitary board structure was adopted for the First Trust Funds because of the efficiencies it achieves with respect to the governance and oversight of the First Trust Funds. Each First Trust Fund is subject to the rules and regulations of the 1940 Act (and other applicable securities laws), which means that many of the First Trust Funds face similar issues with respect to certain of their fundamental activities, including risk management, portfolio liquidity, portfolio valuation and financial reporting. In addition, all of the First Trust closed-end funds are managed by the Advisor and all but two of the First Trust closed-end funds employ common service providers for custody, fund accounting, administration and transfer agency that provide substantially similar services to these closed-end funds pursuant to substantially similar contractual arrangements. Because of the similar and often overlapping issues facing the First Trust Funds, including the Fund, the Board of the First Trust Funds believes that maintaining a unitary board structure promotes efficiency and consistency in the governance and oversight of all First Trust Funds and reduces the costs, administrative burdens and possible conflicts that may result from having multiple boards. In adopting a unitary board structure, the Trustees seek to provide effective governance through establishing a board, the overall composition of which, as a body, possesses the appropriate skills, diversity, independence and experience to oversee the business of the First Trust Funds.

      Annually, the Board of Trustees will review its governance structure and the committee structures, their performance and functions and any processes that would enhance Board governance over the business of the First Trust Funds. The Board of Trustees has determined that its leadership structure, including the unitary board and committee structure, is appropriate based on the characteristics of the funds it serves and the characteristics of the First Trust Fund Complex as a whole.

      In order to streamline communication between the Advisor and the Independent Trustees and create certain efficiencies, the Board of Trustees has a Lead Independent Trustee who is responsible for: (i) coordinating activities of the Independent Trustees; (ii) working with the Advisor, Fund counsel and the independent legal counsel to the Independent Trustees to determine the agenda for Board meetings; (iii) serving as the principal contact for and facilitating communication between the Independent Trustees and the service providers of the First Trust Funds, particularly the Advisor; and (iv) any other duties that the Independent Trustees may delegate to the Lead Independent Trustee. The Lead Independent Trustee is selected by the Independent Trustees and serves a three-year term or until his successor is selected.

      The Board of Trustees has established four standing committees (as described below) and has delegated certain of its responsibilities to those committees. The Board and its committees meet frequently throughout the year to oversee the activities of the First Trust Funds, review contractual arrangements with and performance of service providers, oversee compliance with regulatory requirements and review the performance of the First Trust Funds. The Independent Trustees are represented by independent legal counsel at all Board and committee meetings (other than meetings of the Executive Committee). Generally, the Board of Trustees acts by majority vote of all the Trustees, including a majority vote of the Independent Trustees if required by applicable law.

      The three committee chairs and the Lead Independent Trustee rotate every three years in serving as chair of the Audit Committee, the Nominating and Governance Committee or the Valuation Committee, or as Lead Independent Trustee. The Lead Independent Trustee and immediate past Lead Independent Trustee also serve on the Executive Committee with the Interested Trustee.

      The four standing committees of the Board of Trustees are: the Executive Committee (and Pricing and Dividend Committee), the Nominating and Governance Committee, the Valuation Committee and the Audit Committee. The Executive Committee, which meets between Board meetings, is authorized to exercise all powers of and to act in the place of the Board of Trustees to the extent permitted by the Fund's Declaration of Trust and By-Laws. The members of the Executive Committee also serve as a special committee of the Board of Trustees known as the Pricing and Dividend Committee, which is authorized to exercise all of the powers and authority of the Board of Trustees in respect of the issuance and sale, through an underwritten public offering, of the Common Shares of the Fund and all other such matters relating to such financing, including determining the price at which such Common Shares are to be sold, approval of the final terms of the underwriting agreement, and approval of the members of the underwriting syndicate. Such committee is also responsible for the declaration and setting of dividends. Mr. Kadlec, Mr. Bowen and Mr. Erickson are members of the Executive Committee. During the last fiscal year, the Executive Committee held twelve meetings.

      The Nominating and Governance Committee is responsible for appointing and nominating non-interested persons to the Trust's Board of Trustees. Messrs. Erickson, Kadlec, Keith and Nielson are members of the Nominating and Governance Committee, and each is an Independent Trustee who is also an "independent director" within the meaning of the listing standards of the NYSE. The Nominating and Governance Committee operates under a written charter adopted and approved by the Board. If there is no vacancy on the Board of Trustees, the Board will not actively seek recommendations from other parties, including shareholders. The Board of Trustees adopted a mandatory retirement age of 75 for

Trustees, beyond which age Trustees are ineligible to serve. The Committee will not consider new trustee candidates who are 72 years of age or older. When a vacancy on the Board of Trustees occurs and nominations are sought to fill such vacancy, the Nominating and Governance Committee may seek nominations from those sources it deems appropriate in its discretion, including shareholders of Fund. To submit a recommendation for nomination as a candidate for a position on the Board of Trustees, shareholders of the Fund should mail such recommendation to
W. Scott Jardine, Secretary, 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187. Such recommendation shall include the following information: (i) evidence of Fund ownership of the person or entity recommending the candidate (if a Fund shareholder); (ii) a full description of the proposed candidate's background, including education, experience, current employment and date of birth; (iii) names and addresses of at least three professional references for the candidate; (iv) information as to whether the candidate is an "interested person" in relation to the Fund, as such term is defined in the 1940 Act, and such other information that may be considered to impair the candidate's independence; and (v) any other information that may be helpful to the Committee in evaluating the candidate. If a recommendation is received with satisfactorily completed information regarding a candidate during a time when a vacancy exists on the Board or during such other time as the Nominating and Governance Committee is accepting recommendations, the recommendation will be forwarded to the Chair of the Nominating and Governance Committee and to counsel to the Independent Trustees. Recommendations received at any other time will be kept on file until such time as the Nominating and Governance Committee is accepting recommendations, at which point they may be considered for nomination. During the last fiscal year, the Nominating and Governance Committee held four meetings.

      The Valuation Committee is responsible for the oversight of the valuation procedures of the Fund (the "Valuation Procedures"), for determining the fair value of the Fund's securities or other assets under certain circumstances as described in the Valuation Procedures and for evaluating the performance of any pricing service for the Fund. Messrs. Erickson, Kadlec, Keith and Nielson are members of the Valuation Committee. During the last fiscal year, the Valuation Committee held four meetings.

      The Audit Committee is responsible for overseeing the Fund's accounting and financial reporting process, the system of internal controls and audit process and for evaluating and appointing independent auditors (subject also to Board approval). Messrs Erickson, Kadlec, Keith and Nielson serve on the Audit Committee. Messrs. Erickson, Kadlec, Keith and Nielson, all of whom are "independent" as defined in the listing standards of the NYSE, serve on the Audit Committee. Messrs. Kadlec and Keith each has been determined to qualify as an "Audit Committee Financial Expert" as such term is defined in Form N-CSR. During the last fiscal year, the Audit Committee held six meetings.

RISK OVERSIGHT

      As part of the general oversight of the Fund, the Board of Trustees is involved in the risk oversight of the Fund. The Board of Trustees has adopted and periodically reviews policies and procedures designed to address the Fund's risks. Oversight of investment and compliance risk, including oversight of the Sub-Advisor, is performed primarily at the Board level in conjunction with the Advisor's investment oversight group and the Fund's Chief Compliance Officer

("CCO"). Oversight of other risks also occurs at the committee level. The Advisor's investment oversight group reports to the Board of Trustees at quarterly meetings regarding, among other things, Fund performance and the various drivers of such performance as well as information related to the Sub-Advisor and its operations and processes. The Board of Trustees reviews reports on the Fund's and the service providers' compliance policies and procedures at each quarterly Board meeting and receives an annual report from the CCO regarding the operations of the Fund's and the service providers' compliance programs. In addition, the Independent Trustees meet privately each quarter with the CCO. The Audit Committee reviews with the Advisor the Fund's major financial risk exposures and the steps the Advisor has taken to monitor and control these exposures, including the Fund's risk assessment and risk management policies and guidelines. The Audit Committee also, as appropriate, reviews in a general manner the processes other Board committees have in place with respect to risk assessment and risk management. The Nominating and Governance Committee monitors all matters related to the corporate governance of the Fund. The Valuation Committee monitors valuation risk and compliance with the Fund's Valuation Procedures and oversees the pricing agents and actions by the Advisor's Pricing Committee with respect to the valuation of portfolio securities.

      Not all risks that may affect the Fund can be identified nor can controls be developed to eliminate or mitigate their occurrence or effects. It may not be practical or cost-effective to eliminate or mitigate certain risks, the processes and controls employed to address certain risks may be limited in their effectiveness, and some risks are simply beyond the reasonable control of the Fund or the Advisor or other service providers. For instance, as the use of Internet technology has become more prevalent, the Fund and its service providers have become more susceptible to potential operational risks through breaches in cyber security (generally, intentional and unintentional events that may cause the Fund or a service provider to lose proprietary information, suffer data corruption or lose operational capacity). There can be no guarantee that any risk management systems established by the Fund, its service providers, or issuers of the securities in which the Fund invests to reduce cyber security risks will succeed, and the Fund cannot control such systems put in place by service providers, issuers or other third parties whose operations may affect the Fund and/or its shareholders. Moreover, it is necessary to bear certain risks (such as investment related risks) to achieve the Fund's goals. As a result of the foregoing and other factors, the Fund's ability to manage risk is subject to substantial limitations.

BOARD DIVERSIFICATION AND TRUSTEE QUALIFICATIONS

      As described above, the Nominating and Governance Committee of the Board of Trustees oversees matters related to the nomination of Trustees. The Nominating and Governance Committee seeks to establish an effective Board with an appropriate range of skills and diversity, including, as appropriate, differences in background, professional experience, education, vocations, and other individual characteristics and traits in the aggregate. Each Trustee must meet certain basic requirements, including relevant skills and experience, time availability, and if qualifying as an Independent Trustee, independence from the Advisor, Sub-Advisor, underwriters or other service providers, including any affiliates of these entities.

      Listed below for each current Trustee are the experiences, qualifications and attributes that led to the conclusion, as of the date of this Statement of Additional Information, that each current Trustee should serve as a Trustee in light of the Trust's business and structure.

      Independent Trustees. Richard E. Erickson, M.D., is an orthopedic surgeon. He also has been President of Wheaton Orthopedics, a co-owner and directors of a fitness center and a limited partner of two real estate companies. Dr. Erickson has served as a Trustee of each First Trust Fund since its inception. Dr. Erickson has also served as the Lead Independent Trustee and on the Executive Committee (2008 - 2009), Chairman of the Nominating and Governance Committee (2003 - 2007 and 2014 - 2016), Chairman of the Audit Committee (2012 - 2013) and Chairman of the Valuation Committee (June 2006 - 2007 and 2010 - 2011) of the First Trust Funds. He currently serves as Lead Independent Trustee and on the Executive Committee (since January 1, 2017) of the First Trust Funds.

      Thomas R. Kadlec is President of ADM Investor Services Inc. ("ADMIS"), a futures commission merchant and wholly-owned subsidiary of the Archer Daniels Midland Company ("ADM"). Mr. Kadlec has been employed by ADMIS and its affiliates since 1990 in various accounting, financial, operations and risk management capacities. Mr. Kadlec serves on the boards of several international affiliates of ADMIS and is a member of ADM's Integrated Risk Committee, which is tasked with the duty of implementing and communicating enterprise-wide risk management. In 2014, Mr. Kadlec was elected to the board of the Futures Industry Association. Mr. Kadlec has served as a Trustee of each First Trust closed-end fund since its inception. Mr. Kadlec has also served on the Executive Committee since the organization of the first First Trust closed-end fund in 2003 until he was elected as the first Lead Independent Trustee in December 2005, serving as such through 2007. He also served as Chairman of the Valuation Committee (2008 -
2009) and Chairman of the Audit Committee (2010 - 2011) and Chairman of the Nominating and Governance Committee (2012 - 2013). He currently serves as Chairman of the Valuation Committee and on the Executive Committee (since January 1, 2017) of the First Trust Funds.

      Robert F. Keith is President of Hibs Enterprises, a financial and management consulting firm. Mr. Keith has been with Hibs Enterprises since 2004. Prior thereto, Mr. Keith spent 18 years with ServiceMaster and Aramark, including three years as President and COO of ServiceMaster Consumer Services, where he led the initial expansion of certain products overseas, five years as President and COO of ServiceMaster Management Services and two years as President of Aramark ServiceMaster Management Services. Mr. Keith is a certified public accountant and also has held the positions of Treasurer and Chief Financial Officer of ServiceMaster, at which time he oversaw the financial aspects of ServiceMaster's expansion of its Management Services division into Europe, the Middle East and Asia. Mr. Keith has served as a Trustee of the First Trust Funds since June 2006. Mr. Keith has also served as the Chairman of the Audit Committee (2008 - 2009), Chairman of the Nominating and Governance Committee (2010 - 2011) and Chairman of the Valuation Committee (2014 - 2016) of the First Trust Funds. He served as Lead Independent Trustee and on the Executive Committee (2012 - 2016) and currently serves as Chairman of the Audit Committee (since January 1, 2017) of the First Trust Funds.

      Niel B. Nielson, Ph.D., has been the Managing Director and Chief Operating Officer of Pelita Harapan Educational Foundation, a global provider of educational products and services since January, 2015. Mr. Nielson formerly served as the President and Chief Executive Officer of Dew Learning LLC from June 2012 through September 2014, President of Covenant College (2002 - 2012), and as a partner and trader (of options and futures contracts for hedging options) for Ritchie Capital Markets Group (1996 - 1997), where he held an administrative management position at this proprietary derivatives trading company. He also held prior positions in new business development for ServiceMaster Management Services Company, and in personnel and human resources for NationsBank of North Carolina, N.A. and Chicago Research and Trading Group, Ltd. ("CRT"). His international experience includes serving as a director of CRT Europe, Inc. for two years, directing out of London all aspects of business conducted by the U.K. and European subsidiary of CRT. Prior to that, Mr. Nielson was a trader and manager at CRT in Chicago. Mr. Nielson has served as a Trustee of each First Trust Fund since its inception and of the First Trust Funds since 1999. Mr. Nielson has also served as the Chairman of the Audit Committee (2003 -
2006), Chairman of the Valuation Committee (2007 - 2008), Chairman of the Nominating and Governance Committee (2008 - 2009) and Lead Independent Trustee and a member of the Executive Committee (2010 - 2011). He currently serves as Chairman of the Nominating and Governance Committee (since January 1, 2017) of the First Trust Funds.

      Interested Trustee. James A. Bowen is Chief Executive Officer of First Trust Advisors L.P. and First Trust Portfolios L.P. Mr. Bowen is involved in the day-to-day management of the First Trust Funds and serves on the Executive Committee. He has over 26 years of experience in the investment company business in sales, sales management and executive management. Mr. Bowen has served as a Trustee of each First Trust Fund since its inception and of the First Trust Funds since 1999.

      As described above, the Board of Trustees is divided into three classes and, in connection with the organization of the Fund, Trustees were elected for an initial term. The Class I Trustee will serve until the second succeeding annual meeting subsequent to his initial election; Class II Trustees will serve until the third succeeding annual meeting subsequent to their initial election; and Class III Trustees will serve until the first succeeding annual meeting subsequent to their initial election. At each annual meeting, the Trustees chosen to succeed those whose terms are expiring shall be identified as being of the same class as the Trustees whom they succeed and shall be elected for a term expiring at the time of the third succeeding annual meeting subsequent to their election, in each case until their respective successors are duly elected and qualified. Holders of any Preferred Shares will be entitled to elect a majority of the Fund's Trustees under certain circumstances. See "Description of Shares - Preferred Shares - Voting Rights" in the Prospectus.

      Effective January 1, 2016, the fixed annual retainer paid to the Independent Trustees is $230,000 per year and an annual per fund fee is $2,500 for each closed-end fund and actively managed fund and $250 for each index fund. The fixed annual retainer is allocated equally among each fund in the First Trust Fund Complex rather than being allocated on a pro rata basis based on each fund's net assets. Additionally, the Lead Independent Trustee is paid $30,000 annually, the Chairman of the Audit Committee and the Chairman of the Valuation Committee are each paid $20,000 annually and the Chairman of the Nominating and

Governance Committee is paid $10,000 annually to serve in such capacities with compensation allocated pro rata among each fund in the First Trust Fund Complex based on its net assets.

      The following table sets forth compensation (including reimbursement for travel and out-of-pocket expenses) paid by the Fund during the Fund's last fiscal year ended October 31, 2017 to each of the Independent Trustees and the total compensation paid to each of the Independent Trustees by the First Trust Fund Complex for the calendar year ended December 31, 2017. The Fund has no retirement or pension plans. The officers and the Trustee who is an "interested person" as designated above serve without any compensation from the Fund. The Fund's officers are compensated by First Trust Advisors.

                                                             TOTAL COMPENSATION
                              AGGREGATE COMPENSATION        FROM THE FIRST TRUST
 NAME OF TRUSTEE                 FROM THE FUND(1)             FUND COMPLEX(2)
 Richard E. Erickson                  $4,477                      $414,011
 Thomas R. Kadlec                     $4,478                      $403,267
 Robert F. Keith                      $4,409                      $403,163
 Niel B. Nielson                      $4,312                      $392,987
--------------------
(1) The compensation paid by the Fund to the Independent Trustees for the last fiscal year for services to the Fund.
(2) The total compensation paid to the Independent Trustees for the calendar year ended December 31, 2017 for services to the 151 portfolios existing in 2017, which consisted of 7 open-end mutual funds, 16 closed-end funds and 128 exchange-traded funds.

      As of the date of this Statement of Additional Information, the Fund has three employees. The shareholders of the Fund will be asked to vote on the election of Trustees for a three-year term at the next annual meeting of shareholders.

      The following table sets forth the dollar range of equity securities beneficially owned by the Trustees in the Fund and in other funds overseen by the Trustees in the First Trust Fund Complex as of December 31, 2017:

                                                     AGGREGATE DOLLAR RANGE OF
                                                        EQUITY SECURITIES IN
                                                           ALL REGISTERED
                            DOLLAR RANGE OF             INVESTMENT COMPANIES
                           EQUITY SECURITIES         OVERSEEN BY TRUSTEE IN THE
TRUSTEE                       IN THE FUND             FIRST TRUST FUND COMPLEX
James A. Bowen                   None                      Over $100,000
Richard E. Erickson              None                      Over $100,000
Thomas R. Kadlec                 None                      Over $100,000
Robert F. Keith                  None                      Over $100,000
Niel B. Nielson                  None                      Over $100,000

      As of December 31, 2017, the Independent Trustees of the Fund and immediate family members do not own beneficially or of record any class of securities of an investment advisor or principal underwriter of the Fund or any person directly or indirectly controlling, controlled by, or under common control with an investment advisor or principal underwriter of the Fund.

      As of the date of this Statement of Additional Information, the officers and Trustees, in the aggregate, owned less than 1% of the common shares of the Fund.

CONTROL PERSONS

      To the knowledge of the Fund, as of November 30, 2017, no single shareholder or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act")) beneficially owned more than 5% of the Fund's outstanding common shares, except as described in the following table. Information as to the beneficial ownership of common shares of the Fund, including the percentage of common shares beneficially owned, is based on reports filed with the SEC by such holders and a securities position listing report from The Depository Trust & Clearing Corporation as of November 30, 2017. The Fund does not have any knowledge of the identity of the ultimate beneficiaries of the common shares of beneficial interest listed below. A control person is one who owns, either directly or indirectly, more than 25% of the voting securities of the Fund or acknowledges the existence of control.

                                                PERCENT            NUMBER OF
              SHAREHOLDER AND ADDRESS          OWNERSHIP          SHARES HELD
              -----------------------          ---------          -----------

   Morgan Stanley Smith Barney LLC
   1300 Thames St., 6th Floor
   Baltimore, Maryland  21231                    43.42%            20,301,533

   Wells Fargo Clearing Services, LLC
   2801 Market Street, H0006-09B
   St. Louis, Missouri  63103                     5.88%             2,750,695

   RBC Capital Markets, LLC
   60 S. 6th Street - P09
   Minneapolis, Minnesota  55402                  5.75%             2,687,739

   National Financial Services LLC
   499 Washington Blvd.
   Jersey City, New Jersey  07310                 5.68%             2,656,348


                               INVESTMENT ADVISOR

      First Trust Advisors L.P., 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187, is the investment advisor to the Fund. First Trust Advisors serves as investment advisor or portfolio supervisor to investment portfolios with approximately $117.3 billion in assets which it managed or supervised as of

November 30, 2017. As investment advisor, First Trust Advisors provides the Fund with professional investment supervision and selects the Fund's Sub-Advisor (with the approval of the Board of Trustees) and permits any of its officers or employees to serve without compensation as Trustees or officers of the Fund if elected to such positions. First Trust Advisors supervises the activities of the Fund's Sub-Advisor and provides the Fund with certain other services necessary with the management of the portfolio.

      First Trust Advisors is an Illinois limited partnership formed in 1991 and an investment advisor registered with the SEC under the Investment Advisers Act of 1940 (the "Advisers Act"). First Trust Advisors has one limited partner, Grace Partners of DuPage L.P. ("Grace Partners"), and one general partner, The Charger Corporation. Grace Partners is a limited partnership with one general partner, The Charger Corporation, and a number of limited partners. Grace Partners' and The Charger Corporation's primary business is investment advisory and broker/dealer services through their ownership interests. The Charger Corporation is an Illinois corporation controlled by James A. Bowen, Chief Executive Officer of the Advisor. First Trust Advisors is controlled by Grace Partners and The Charger Corporation.

      First Trust Advisors is advisor or sub-advisor to seven mutual funds, 10 exchange-traded funds consisting of 130 series and 16 closed-end funds (including the Fund) and is the portfolio supervisor of certain unit investment trusts sponsored by First Trust Portfolios L.P. First Trust Portfolios L.P. specializes in the underwriting, trading and distribution of unit investment trusts and other securities. First Trust Portfolios L.P., an Illinois limited partnership formed in 1991, took over the First Trust product line and acts as sponsor for successive series of The First Trust Combined Series, FT Series (formerly known as The First Trust Special Situations Trust), The First Trust Insured Corporate Trust, The First Trust of Insured Municipal Bonds and The First Trust GNMA. The First Trust product line commenced with the first insured unit investment trust in 1974, and as of November 30, 2017, more than $355 billion in gross assets have been deposited in First Trust Portfolios L.P. unit investment trusts.

      First Trust Advisors acts as investment advisor to the Fund pursuant to an Investment Management Agreement. The Investment Management Agreement continues in effect from year to year after its initial two-year term so long as its continuation is approved at least annually by the Trustees including a majority of the Independent Trustees, or the vote of a majority of the outstanding voting securities of the Fund. It may be terminated at any time without the payment of any penalty upon 60 days' written notice by either party, or by a majority vote of the outstanding voting securities of the Fund or by the Board of Trustees (accompanied by appropriate notice), and will terminate automatically upon its assignment. The Investment Management Agreement may also be terminated, at any time, without payment of any penalty, by the Board or by vote of a majority of the outstanding voting securities of the Fund, in the event that it shall have been established by a court of competent jurisdiction that the Advisor, or any officer or director of the Advisor, has taken any action which results in a breach of the material covenants of the Advisor set forth in the Investment Management Agreement. The Investment Management Agreement provides that First Trust Advisors shall not be liable for any loss sustained by reason of the purchase, sale or retention of any security, whether or not such purchase, sale or retention shall have been based upon the investigation and research made by any other individual, firm or corporation, if the recommendation shall have been selected with due care and in good faith, except loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Advisor in performance of its obligations and duties, or by reason of its reckless disregard of its obligations and duties under the Investment Management Agreement.

      The Investment Management Agreement between the Advisor and the Fund has been approved by the Board of Trustees of the Fund, including a majority of the Independent Trustees, and the sole shareholder of the Fund. Information regarding the Board of Trustees' approval of the Investment Management and Sub-Advisory Agreements is available in the Fund's annual report for the fiscal year ended October 31, 2017. Pursuant to the Investment Management Agreement, the Fund has agreed to pay for the services and facilities provided by the Advisor an annual management fee, payable on a monthly basis, equal to 1.00% of the Fund's Managed Assets. For purposes of calculation of the management fee, the Fund's "Managed Assets" means the average daily gross asset value of the Fund (which includes assets attributable to the Fund's Preferred Shares, if any, and the principal amount of borrowings), minus the sum of the Fund's accrued and unpaid dividends on any outstanding Preferred Shares and accrued liabilities (other than the principal amount of any borrowings incurred, commercial paper or notes or other forms of indebtedness issued by the Fund and the liquidation preference of any outstanding Preferred Shares).

      In addition to the fee of the Advisor, the Fund pays all other costs and expenses of its operations except the Sub-Advisor's fee, which is paid by the Advisor out of the Advisor's management fee. The costs and expenses paid by the Fund include: compensation of its Trustees (other than the Trustee affiliated with the Advisor), custodian, transfer agent, administrative, accounting and dividend disbursing expenses, legal fees, leverage expenses, expenses of independent auditors, expenses of repurchasing shares, expenses of preparing, printing and distributing shareholder reports, notices, proxy statements and reports to governmental agencies, and taxes, if any. All fees and expenses are accrued daily and deducted before payment of dividends to investors.

      Pursuant to a sub-advisory agreement among the Fund, the Advisor and the Sub-Advisor, (the "Sub-Advisory Agreement"), the Sub-Advisor receives a portfolio management fee equal to 0.50% of the Fund's Managed Assets. The Sub-Advisor's fee is paid by the Advisor out of the Advisor's management fee. Because the fee paid to the Advisor and by the Advisor to the Sub-Advisor will be calculated on the basis of the Fund's Managed Assets, which include the proceeds of leverage, the dollar amount of the Advisor's and Sub-Advisor's fees will be higher (and the Advisor and Sub-Advisor will be benefited to that extent) when leverage is utilized. In this regard, if the Fund uses leverage in the amount equal to 25.15% of the Fund's Managed Assets (after their issuance), the Fund's management fee would be 1.34% of net assets attributable to common shares. See "Summary of Fund Expenses" in the Fund's Prospectus.

CODE OF ETHICS

      The Fund, the Advisor and the Sub-Advisor have each adopted codes of ethics under Rule 17j-1 under the 1940 Act. These codes permit personnel subject to the code to invest in securities, including securities that may be purchased or held by the Fund. These codes can be reviewed and copied at the SEC's Public

Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 942-8090. The codes of ethics are available on the EDGAR Database on the SEC's website (http://www.sec.gov), and copies of these codes may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC Public Reference Section, Washington, D.C. 20549-0102.

                                  SUB-ADVISOR

      Energy Income Partners serves as the Fund's Sub-Advisor. In this capacity, Energy Income Partners is responsible for the selection and on-going monitoring of the securities in the Fund's investment portfolio.

      Energy Income Partners, located at 10 Wright Street, Westport, Connecticut 06880, is a registered investment advisor and serves as investment advisor or portfolio supervisor to investment portfolios with approximately $6.0 billion of assets as of November 30, 2017.

      Energy Income Partners is a Delaware limited liability company and an SEC-registered investment advisor, founded in October 2003 by James J. Murchie to provide professional asset management services in the area of energy related master limited partnerships and other high payout securities in the energy sector. In addition to serving as Sub-Advisor to the Fund, Energy Income Partners serves as the investment manager to separately managed accounts, unregistered investment companies, a registered investment company and provides a model portfolio to unified managed accounts. Energy Income Partners also serves as the sub-adviser to three other registered investment companies advised by First Trust Advisors, an actively managed exchange traded fund, a sleeve of an actively managed exchange-traded fund, a sleeve of a variable insurance trust and an Irish Domiciled UCITs fund. Energy Income Partners mainly focuses on portfolio companies that operate infrastructure assets such as pipelines, storage and terminals that receive fee-based or regulated income from their customers. Energy Income Partners currently has a staff of 13 full-time and 4 part-time/contract persons.

      First Trust Capital Partners, LLC, an affiliate of the Advisor, owns, through a wholly-owned subsidiary, a 15% ownership interest in each of the Sub-Advisor and EIP Partners, LLC, a Delaware limited liability company and affiliate of the Sub-Advisor.

      James J. Murchie is the Founder, Chief Executive Officer, Principal of Energy Income Partners and a co-portfolio manager. After founding Energy Income Partners in October 2003, Mr. Murchie and the Energy Income Partners investment team joined Pequot Capital Management Inc. ("Pequot Capital") in December 2004. In August 2006, Mr. Murchie and the Energy Income Partners investment team left Pequot Capital and re-established Energy Income Partners. Prior to founding Energy Income Partners, Mr. Murchie was a Portfolio Manager at Lawhill Capital Partners, LLC ("Lawhill Capital"), a long/short equity hedge fund investing in commodities and equities in the energy and basic industry sectors. Before Lawhill Capital, Mr. Murchie was a Managing Director at Tiger Management, LLC, where his primary responsibility was managing a portfolio of investments in commodities and related equities. Mr. Murchie was also a Principal at Sanford C.

Bernstein. He began his career at British Petroleum, PLC. Mr. Murchie holds a BA from Rice University and an MA from Harvard University.

      Eva Pao is a Principal of Energy Income Partners and a co-portfolio manager. She has been with Energy Income Partners since inception in 2003. From 2005 to mid-2006, Ms. Pao joined Pequot Capital Management during Energy Income Partners' affiliation with Pequot. Prior to Harvard Business School, Ms. Pao was a Manager at Enron Corp where she managed a portfolio in Canadian oil and gas equities for Enron's internal hedge fund that specialized in energy-related equities and managed a natural gas trading book. Ms. Pao holds degrees from Rice University and Harvard Business School.

      John K. Tysseland is a Principal of Energy Income Partners, LLC and a co-portfolio manager. Mr. Tysseland has been a portfolio manager of the Fund since 2016. Prior to joining Energy Income Partners in 2014, he worked at Citi Research, most recently serving as a Managing Director where he covered midstream energy companies and MLPs. From 1998 to 2005, he worked at Raymond James & Associates as a Vice President who covered the oilfield service industry and established the firm's initial coverage of MLPs in 2001. Prior to that, he was an Equity Trader at Momentum Securities from 1997 to 1998 and an Assistant Executive Director at Sumar Enterprises from 1996 to 1997. He graduated from The University of Texas at Austin with a BA in economics.

      Linda Longville is the Research Director and a Principal of Energy Income Partners. Ms. Longville has been with Energy Income Partners since its inception in 2003, including the time the Energy Income Partners investment team spent at Pequot Capital between December 2004 and July 2006. From April 2001 through September 2003, she was a research analyst for Lawhill Capital. Prior to Lawhill Capital, Ms. Longville held positions in finance and business development at British Petroleum, PLC and Advanced Satellite Communications, Inc. She has a BAS from Miami University (Ohio) and an MA from Case Western Reserve University.

      Saul Ballesteros is the Head of Trading and Operations and a Principal of Energy Income Partners. Mr. Ballesteros joined Energy Income Partners in 2006 after six years as a proprietary trader at FPL Group and Mirant Corp. From 1994 through 1999, he was with Enron's internal hedge fund in various positions of increased responsibility, and, from 1991 through 1994, Mr. Ballesteros was a manager of financial planning at IBM. Mr. Ballesteros holds a BS from Duke University and an MBA from Northwestern University.

------------------------------------------------------------------------------------------------------------------------------------
                                    NUMBER OF OTHER ACCOUNTS MANAGED AND ASSETS BY ACCOUNT TYPE
                                                      AS OF OCTOBER 31, 2017
------------------------------------------------------------------------------------------------------------------------------------
                                         REGISTERED                           OTHER POOLED
                      REGISTERED         INVESTMENT                            INVESTMENT
                      INVESTMENT         COMPANIES                              VEHICLES                            OTHER ACCOUNTS
                      COMPANIES          SUBJECT TO        OTHER POOLED        SUBJECT TO                             SUBJECT TO
   PORTFOLIO         (OTHER THAN     PERFORMANCE-BASED      INVESTMENT      PERFORMANCE-BASED                      PERFORMANCE-BASED
    MANAGER           THE FUND)        ADVISORY FEES         VEHICLES         ADVISORY FEES     OTHER ACCOUNTS       ADVISORY FEES
------------------------------------------------------------------------------------------------------------------------------------
James J. Murchie  Number: 7          Number: 0             Number: 3          Number: 2         Number: 532        Number: 1
                  Assets: $3,431     Assets: $0            Assets: $246       Assets: $235.8    Assets: $1,351     Assets: $2.1
------------------------------------------------------------------------------------------------------------------------------------
Eva Pao           Number: 7          Number: 0             Number: 3          Number: 2         Number: 532        Number: 1
                  Assets: $3,431     Assets: $0            Assets: $246       Assets: $235.8    Assets: $1,351     Assets: $2.1
------------------------------------------------------------------------------------------------------------------------------------
John K.           Number: 7          Number: 0             Number: 3          Number: 1         Number: 532        Number: 1
Tysseland         Assets: $3,431     Assets: $0            Assets: $246       Assets: $235.8    Assets: $1,351     Assets: $2.1
------------------------------------------------------------------------------------------------------------------------------------

      The portfolio managers are compensated by a competitive minimum base salary and share in the profits of Energy Income Partners in relationship to their ownership of Energy Income Partners.

      The following table sets forth the dollar range of equity securities beneficially owned by the portfolio managers in the Fund as of October 31, 2017:

                                                   DOLLAR RANGE OF
                                                  EQUITY SECURITIES
               PORTFOLIO MANAGER                     IN THE FUND

               James J. Murchie                         None
                    Eva Pao                             None
               John K. Tysseland                        None

      Actual or apparent conflicts of interest may arise when a portfolio manager has day-to-day management responsibilities with respect to more than one fund or other account. More specifically, portfolio managers who manage multiple funds and/or other accounts may be presented with one or more of the potential conflicts described below.

      The management of multiple funds and/or other accounts may result in a portfolio manager devoting unequal time and attention to the management of each fund and/or other account. The Sub-Advisor seeks to manage such competing interests for the time and attention of a portfolio manager by having the portfolio manager focus on a particular investment discipline. Most other accounts managed by a portfolio manager are managed using the same investment models that are used in connection with the management of the Fund.

      If a portfolio manager identifies a limited investment opportunity which may be suitable for more than one fund or other account, a fund may not be able to take full advantage of that opportunity due to an allocation of filled purchase or sale orders across all eligible funds and other accounts. To deal with these situations, the Sub-Advisor has adopted procedures for allocating portfolio transactions across multiple accounts. In addition, Section 17(d) of the 1940 Act may limit or prevent the Fund from participating in certain joint transactions with affiliated persons.

      With respect to securities transactions for the Fund, the Sub-Advisor determines which broker to use to execute each order, consistent with its duty to seek best execution of the transaction. However, with respect to certain other accounts (such as mutual funds for which the Sub-Advisor acts as sub-advisor, other pooled investment vehicles that are not registered mutual funds, and other accounts managed for organizations and individuals), the Sub-Advisor may be limited by the client with respect to the selection of brokers or may be instructed to direct trades through a particular broker. In these cases, trades for a fund in a particular security may be placed separately from, rather than aggregated with, such other accounts. Having separate transactions with respect to a security may temporarily affect the market price of the security or the execution of the transaction, or both, to the possible detriment of such fund or other account(s) involved.

      The Sub-Advisor, the Advisor and the Fund have adopted certain compliance procedures which are designed to address these types of conflicts. However, there is no guarantee that such procedures will detect each and every situation in which a conflict arises.

      The Sub-Advisor, subject to the Board of Trustees' and Advisor's supervision, provides the Fund with discretionary investment services. Specifically, the Sub-Advisor is responsible for managing the investments of the Fund in accordance with the Fund's investment objective, policies and restrictions as provided in the Prospectus and this Statement of Additional Information, as may be subsequently changed by the Board of Trustees and communicated to the Sub-Advisor in writing. The Sub-Advisor further agrees to conform to all applicable laws and regulations of the SEC in all material respects and to conduct its activities under the Sub-Advisory Agreement in all material respects in accordance with applicable regulations of any governmental authority pertaining to its investment advisory services. In the performance of its duties, the Sub-Advisor will in all material respects satisfy any applicable fiduciary duties it may have to the Fund, will monitor the Fund's investments, and will comply with the provisions of the Fund's Declaration of Trust and By-laws, as amended from time to time, and the stated investment objective, policies and restrictions of the Fund. The Sub-Advisor is responsible for effecting all security transactions for the Fund's assets. The Sub-Advisory Agreement provides that the Sub-Advisor shall not be liable for any loss suffered by the Fund or the Advisor (including, without limitation, by reason of the purchase, sale or retention of any security) in connection with the performance of the Sub-Advisor's duties under the Sub-Advisory Agreement, except for a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Sub-Advisor in performance of its duties under such Sub-Advisory Agreement, or by reason of its reckless disregard of its obligations and duties under such Sub-Advisory Agreement.

      Pursuant to a sub-advisory agreement among the Fund, the Advisor and the Sub-Advisor, (the "Sub-Advisory Agreement"), the Sub-Advisor receives a portfolio management fee equal to 0.50% of the Fund's Managed Assets. The

Sub-Advisor's fee is paid by the Advisor out of the Advisor's management fee. Because the fee paid to the Advisor and by the Advisor to the Sub-Advisor will be calculated on the basis of the Fund's Managed Assets, which include the proceeds of leverage, the dollar amount of the Advisor's and Sub-Advisor's fees will be higher (and the Advisor and Sub-Advisor will be benefited to that extent) when leverage is utilized.

      The following table sets for the advisory fee paid by the Fund to the Advisor for the periods indicated in the table below.

--------------------------------------------   ---------------------------------
Fiscal Year ended October 31, 2017                        $9,383,858
--------------------------------------------   ---------------------------------
Fiscal Year ended October 31, 2016                        $8,952,394
--------------------------------------------   ---------------------------------
Fiscal Year ended October 31, 2015                        $12,777,010
--------------------------------------------   ---------------------------------

      The following table sets for the advisory fee paid by the Advisor to the Sub-Advisor for the periods indicated in the table below.

--------------------------------------------   ---------------------------------
Fiscal Year ended October 31, 2017                        $4,691,929
--------------------------------------------   ---------------------------------
Fiscal Year ended October 31, 2016                        $4,476,197
--------------------------------------------   ---------------------------------
Fiscal Year ended October 31, 2015                        $6,388,505
--------------------------------------------   ---------------------------------

      The Sub-Advisory Agreement may be terminated without the payment of any penalty by First Trust Advisors, the Fund's Board of Trustees, or a majority of the outstanding voting securities of the Fund (as defined in the 1940 Act), upon 60 days' written notice to the Sub-Advisor.

      All fees and expenses are accrued daily and deducted before payment of dividends to investors. The Sub-Advisory Agreement has been approved by the Board of Trustees, including a majority of the Independent Trustees of the Fund, and the common shareholders of the Fund.

                      PROXY VOTING POLICIES AND PROCEDURES

      The Fund has adopted a proxy voting policy that seeks to ensure that proxies for securities held by the Fund are voted consistently and solely in the best interests of the Fund.

      The Board of Trustees is responsible for oversight of the Fund's proxy voting process. The Board has delegated day-to-day proxy voting responsibility to the Sub-Advisor. The Proxy Voting Guidelines of the Sub-Advisor are set forth in Appendix B to this Statement of Additional Information.

      Information regarding how the Fund voted proxies (if any) relating to portfolio securities during the most recent 12-month period ended June 30 will be available: (i) without charge, upon request, by calling (800) 621-1675; (ii) on the Fund's website at http://www.ftportfolios.com; and (iii) by accessing the SEC's website at http://www.sec.gov.

                      PORTFOLIO TRANSACTIONS AND BROKERAGE

      Subject to the supervision of the Board of Trustees, the Sub-Advisor shall have authority and discretion to select brokers and dealers to execute transactions initiated by the Sub-Advisor and to select the market in which the transactions will be executed. In placing orders for the sale and purchase of securities for the Fund, the Sub-Advisor's primary responsibility shall be to seek the best execution of orders at the most favorable prices. However, this responsibility shall not obligate the Sub-Advisor to solicit competitive bids for each transaction or to seek the lowest available commission cost to the Fund, so long as the Sub-Advisor reasonably believes that the broker or dealer selected by it can be expected to obtain a "best execution" market price on the particular transaction and determines in good faith that the commission cost is reasonable in relation to the value of the brokerage and research services (within the meaning of Section 28(e)(3) of the 1934 Act) provided by such broker or dealer to the Sub-Advisor, viewed in terms of either that particular transaction or of the overall responsibilities with respect to its clients, including the Fund, as to which the Sub-Advisor exercises investment discretion, notwithstanding that the Fund may not be the direct or exclusive beneficiary of any such services or that another broker may be willing to charge the Fund a lower commission on the particular transaction.

      The Sub-Advisor's objective in selecting brokers and dealers and in effecting portfolio transactions is to seek to obtain the best combination of price and execution with respect to its clients' portfolio transactions. Steps associated with seeking best execution include, but are not limited to, the following: (i) determine each client's trading requirements; (ii) select appropriate trading methods, venues, and agents to execute the trades under the circumstances; (iii) evaluate market liquidity of each security and take appropriate steps to avoid excessive market impact; (iv) maintain client confidentiality and proprietary information inherent in the decision to trade; and (v) review the results on a periodic basis.

      In arranging for the purchase and sale of clients' portfolio securities, the Sub-Advisor takes numerous factors into consideration. The best net price, giving effect to brokerage commissions, spreads and other costs, is normally an important factor in this decision, but a number of other judgmental factors are considered as they are deemed relevant. The factors include, but are not limited to: the execution capabilities required by the transactions; the ability and willingness of the broker or dealer to facilitate the accounts' portfolio transactions by participating therein for its own account; the importance to the account of speed, efficiency and confidentiality; the broker or dealer's apparent familiarity with sources from or to whom particular securities might be purchased or sold; the reputation and perceived soundness of the broker or dealer; the Sub-Advisor's knowledge of negotiated commission rates and spreads currently available; the nature of the security being traded; the size and type of the transaction; the nature and character of the markets for the security to be purchased or sold; the desired timing of the trade; the activity existing and expected in the market for the particular security; confidentiality; the execution, clearance and settlement capabilities as well as the reputation and perceived soundness of the broker-dealer selected and others which are considered; the Sub-Advisor's knowledge of actual or apparent operational problems of any broker-dealer; the broker-dealer's execution services rendered on a continuing basis and in other transactions; the reasonableness of spreads or commissions; as well as other matters relevant to the selection of a broker or dealer for portfolio transactions for any account. The Sub-Advisor does not adhere to any rigid formula in making the selection of the applicable broker or dealer for portfolio transactions, but weighs a combination of the preceding factors.

      When buying or selling securities in dealer markets, the Sub-Advisor generally prefers to deal directly with market makers in the securities. The Sub-Advisor will typically effect these trades on a "net" basis, and will not pay the market maker any commission, commission equivalent or markup/markdown other than the "spread." Usually, the market maker profits from the "spread," that is, the difference between the price paid (or received) by the Sub-Advisor and the price received (or paid) by the market maker in trades with other broker-dealers or other customers.

      The Sub-Advisor may use Electronic Communications Networks ("ECN") or Alternative Trading Systems ("ATS") to effect such over-the-counter trades for equity securities when, in the Sub-Advisor's judgment, the use of an ECN or ATS may result in equal or more favorable overall executions for the transactions.

      Portfolio transactions for each client account will generally be completed independently, except when the Sub-Advisor is in the position of buying or selling the same security for a number of clients at approximately the same time. Because of market fluctuations, the prices obtained on such transactions within a single day may vary substantially. In order to avoid having clients receive different prices for the same security on the same day, the Sub-Advisor endeavors, when possible, to use an "averaging" procedure.

      Under this procedure, purchases or sales of a particular security for clients' accounts will at times be combined or "batched" with purchases or sales for other advisory clients by the Sub-Advisor unless the client has expressly directed otherwise. Such batched trades may be used to facilitate best execution, including negotiating more favorable prices, obtaining more timely or equitable execution or reducing overall commission charges. In such cases, the price shown on confirmations of clients' purchases or sales will be the average execution price on all of the purchases and sales that are aggregated for this purpose.

      The Sub-Advisor may also consider the following when deciding on allocations: (i) cash flow changes (including available cash, redemptions, exchanges, capital additions and capital withdrawals) may provide a basis to deviate from a pre-established allocation as long as it does not result in an unfair advantage to specific accounts or types of accounts over time; (ii) accounts with specialized investment objectives or restrictions emphasizing investment in a specific category of securities may be given priority over other accounts in allocating such securities; and (iii) for bond trades, street convention and good delivery often dictate the minimum size and par amounts and may result in deviations from pro rata distribution.

      The following table sets forth the aggregate amount of brokerage commissions paid by the Fund for the specified periods

--------------------------------------------   ---------------------------------
Fiscal Year ended October 31, 2017                          $658,962
--------------------------------------------   ---------------------------------
Fiscal Year ended October 31, 2016                        $1,004,419
--------------------------------------------   ---------------------------------
Fiscal Period ended October 31, 2015                        $724,939
--------------------------------------------   ---------------------------------

The Fund did not pay any brokerage commissions to any affiliated persons of the Fund.

      During the fiscal year ended October 31, 2017, the Fund paid $150,076 in commissions to brokers in return for research services. During the fiscal year ended October 31, 2016, the Fund did not acquire any securities of its regular brokers or dealers as defined in Rule 10b-1 under the 1940 Act or the parents of the brokers or dealers.

                             DESCRIPTION OF SHARES

COMMON SHARES

      The beneficial interest of the Fund may be divided from time to time into shares of beneficial interest of such classes and of such designations and par values (if any) and with such rights, preferences, privileges and restrictions as shall be determined by the Trustees from time to time in their sole discretion, without shareholder vote. The Fund's Declaration of Trust initially authorizes the issuance of an unlimited number of common shares. The Common Shares being offered have a par value of $0.01 per share and, subject to the rights of holders of Preferred Shares, if issued, have equal rights as to the payment of dividends and the distribution of assets upon liquidation of the Fund. The Common Shares being offered will, when issued, be fully paid and, subject to matters discussed in "Certain Provisions in the Declaration of Trust and By-Laws," non-assessable, and currently have no pre-emptive or conversion rights (except as may otherwise be determined by the Trustees in their sole discretion) or rights to cumulative voting in the election of Trustees.

      Shares of closed-end investment companies may frequently trade at prices lower than NAV. NAV will be reduced immediately following an offering of the Fund after payment of the sales load and organization and offering expenses. Although the value of the Fund's net assets is generally considered by market participants in determining whether to purchase or sell shares, whether investors will realize gains or losses upon the sale of common shares will depend entirely upon whether the market price of the common shares at the time of sale is above or below the original purchase price for the shares. Since the market price of the Fund's common shares will be determined by factors beyond the control of the Fund, the Fund cannot predict whether the common shares will trade at, below, or above NAV or at, below or above the initial public offering price. Accordingly, the common shares are designed primarily for long-term investors, and investors in the common shares should not view the Fund as a vehicle for trading purposes. See "Repurchase of Fund Shares; Conversion to Open-End Fund" below and "The Fund's Investments" in the Fund's Prospectus.

PREFERRED SHARE AUTHORIZATION

      Under the terms of the Declaration of Trust, the Board of Trustees has the authority in its sole discretion, without prior approval of the common shareholders, to authorize the issuance of Preferred Shares in one or more classes or series with such rights and terms, including voting rights, dividend rates, redemption provisions, liquidation preferences and conversion provisions, as determined by the Board of Trustees.

BORROWINGS

      The Declaration of Trust authorizes the Fund, without prior approval of the common shareholders, to borrow money. In this connection, the Fund may issue notes or other evidence of indebtedness (including bank borrowings or commercial paper) ("Borrowings") and may secure any such Borrowings by mortgaging, pledging or otherwise subjecting as security the Fund's assets. In connection with such Borrowings, the Fund may be required to maintain average balances with the lender or to pay a commitment or other fee to maintain a line of credit. Any such requirements will increase the cost of borrowing over the borrowing instrument's stated interest rate. The Fund may borrow from banks and other financial institutions.

      Limitations on Borrowings. Under the requirements of the 1940 Act, the Fund, immediately after any Borrowings, must have an "asset coverage" of at least 300% (33 1/3% of Managed Assets after Borrowings). With respect to such Borrowings, "asset coverage" means the ratio which the value of the total assets of the Fund, less all liabilities and indebtedness not represented by senior securities (as defined in the 1940 Act), bears to the aggregate amount of such Borrowings represented by senior securities issued by the Fund. Certain types of Borrowings may result in the Fund being subject to covenants in credit agreements relating to asset coverage or portfolio composition or otherwise. In addition, the Fund may be subject to certain restrictions imposed by the guidelines of one or more NRSROs which may issue ratings for short-term corporate debt securities and/or Preferred Shares issued by the Fund. Such restrictions may be more stringent than those imposed by the 1940 Act.

      Distribution Preference. The rights of lenders to the Fund to receive interest on and repayment of principal of any such Borrowings will be senior to those of the common shareholders, and the terms of any such Borrowings may contain provisions which limit certain activities of the Fund, including the payment of dividends to common shareholders in certain circumstances.

      Voting Rights. The 1940 Act grants (in certain circumstances) to the lenders to the Fund certain voting rights in the event the asset coverage falls below specified levels. In the event that the Fund elects to be treated as a regulated investment company under the Code and such provisions would impair the Fund's status as a regulated investment company, the Fund, subject to its ability to liquidate its portfolio, repays the Borrowings as soon as practicable. Any Borrowings will likely be ranked senior or equal to all other existing and future borrowings of the Fund.

      The discussion above describes the Fund's Board of Trustees' present intention with respect to Borrowings. If authorized by the Board of Trustees, the terms of any Borrowings may be the same as, or different from, the terms described above, subject to applicable law and the Fund's Declaration of Trust.

           CERTAIN PROVISIONS IN THE DECLARATION OF TRUST AND BY-LAWS

      Under Massachusetts law, shareholders could, in certain circumstances, be held personally liable for the obligations of the Fund. However, the Declaration of Trust (the "Declaration") contains an express disclaimer of shareholder liability for debts or obligations of the Fund and requires that notice of such limited liability be given in each agreement, obligation or instrument entered into or executed by the Fund or the Trustees. The Declaration further provides for indemnification out of the assets and property of the Fund for all loss and expense of any shareholder held personally liable for the obligations of the Fund solely by reason of his or her being a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund would be unable to meet its obligations. The Fund believes that the likelihood of such circumstances is remote.

      The Declaration and By-Laws include provisions that could limit the ability of other entities or persons to acquire control of the Fund or to convert the Fund to open-end status. The number of trustees is currently five, but by action of two-thirds of the trustees, the Board of Trustees may from time to time be increased or decreased. The Board of Trustees is divided into three classes of trustees serving staggered three-year terms, with the terms of one class expiring at each annual meeting of shareholders. If the Fund issues Preferred Shares, the Fund may establish a separate class for the trustees elected by the holders of the Preferred Shares. Subject to applicable provisions of the 1940 Act, vacancies on the Board of Trustees may be filled by a majority action of the remaining trustees. Such provisions may work to delay a change in the majority of the Board of Trustees. The provisions of the Declaration of Trust relating to the election and removal of trustees may be amended only by a vote of two-thirds of the trustees then in office. The By-Laws may be amended only by the Board of Trustees.

      The Declaration of Trust requires a common shareholder vote only on those matters where the 1940 Act or the Fund's listing with an exchange require a common shareholder vote, but otherwise permits the Board of Trustees to take action without seeking the consent of common shareholders. For example, the Declaration of Trust gives the Board of Trustees broad authority to approve reorganizations between the Fund and another entity, such as another closed-end fund, and the sale of all or substantially all of its assets without common shareholder approval if the 1940 Act would not require such approval. The Declaration of Trust further provides that the Board of Trustees may amend the Declaration of Trust in any respect without common shareholder approval. The Declaration of Trust, however, prohibits amendments that impair the exemption from personal liability granted in the Declaration of Trust to persons who are or have been shareholders, trustees, officers or employees of the Fund or that limit the rights to indemnification or insurance provided in the Declaration of Trust with respect to actions or omissions of persons entitled to indemnification under the Declaration of Trust prior to the amendment.

      Generally, the Declaration requires the affirmative vote or consent by holders of at least two-thirds of the shares outstanding and entitled to vote, except as described below, to authorize (1) a conversion of the Fund from a closed-end to an open-end investment company, (2) a merger or consolidation of the Fund with any corporation, association, trust or other organization, including a series or class of such other organization (in the limited circumstances where a vote by shareholders is otherwise required under the Declaration of Trust), (3) a sale, lease or exchange of all or substantially all of the Fund's assets (in the limited circumstances where a vote by shareholders is otherwise required under the Declaration of Trust), (4) in certain circumstances, a termination of the Fund, (5) removal of Trustees by shareholders, or (6) certain transactions in which a Principal Shareholder (as defined below) is a party to the transactions. However, with respect to items
(1), (2) and (3) above, if the applicable transaction has been already approved by the affirmative vote of two-thirds of the Trustees, then the majority of the outstanding voting securities as defined in the 1940 Act (a "Majority Shareholder Vote") is required. In addition, if there are then Preferred Shares outstanding, with respect to (1) above, two-thirds of the Preferred Shares voting as a separate class shall also be required unless the action has already been approved by two-thirds of the Trustees, in which case then a Majority Shareholder Vote is required. Such affirmative vote or consent shall be in addition to the vote or consent of the holders of the shares otherwise required by law or by the terms of any class or series of Preferred Shares, whether now or hereafter authorized, or any agreement between the Fund and any national securities exchange. Further, in the case of items (2) or (3) that constitute a plan of reorganization (as such term is used in the 1940 Act) which adversely affects the Preferred Shares within the meaning of section 18(a)(2)(D) of the 1940 Act, except as may otherwise be required by law, the approval of the action in question will also require the affirmative vote of two thirds of the Preferred Shares voting as a separate class provided, however, that such separate class vote shall be by a Majority Shareholder Vote if the action in question has previously been approved by the affirmative vote of two-thirds of the Trustees.

      As noted above, pursuant to the Declaration of Trust, the affirmative approval of two-thirds of the Shares outstanding and entitled to vote, subject to certain exceptions, shall be required for the following transactions in which a Principal Shareholder (as defined below) is a party: (1) the merger or consolidation of the Fund or any subsidiary of the Fund with or into any Principal Shareholder; (2) the issuance of any securities of the Fund to any Principal Shareholder for cash other than pursuant to a dividend reinvestment or similar plan available to all shareholders; (3) the sale, lease or exchange of all or any substantial part of the assets of the Fund to any Principal Shareholder (except assets having an aggregate fair market value of less than $1,000,000, aggregating for the purpose of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period); (4) the sale, lease or exchange to the Fund or any subsidiary thereof, in exchange for securities of the Fund, of any assets of any Principal Shareholder (except assets having an aggregate fair market value of less than $1,000,000, aggregating for the purposes of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period). However, shareholder approval for the foregoing transactions shall not be applicable to (1) any transaction, including, without limitation, any rights offering, made available on a pro rata basis to all shareholders of the Fund or class thereof unless the Trustees specifically make such transaction subject to this voting provision, (2) any transaction if two-thirds of the Trustees shall by resolution have approved a memorandum of understanding with such Principal

Shareholder with respect to and substantially consistent with such transaction or (3) any such transaction with any corporation of which a majority of the outstanding shares of all classes of stock normally entitled to vote in elections of directors is owned of record or beneficially by the Fund and its subsidiaries. As described in the Declaration of Trust, a Principal Shareholder shall mean any corporation, person or other entity which is the beneficial owner, directly or indirectly, of more than 5% of the outstanding shares and shall include any affiliate or associate (as such terms are defined in the Declaration of Trust) of a Principal Shareholder or persons acting in concert. The above affirmative vote shall be in addition to the vote of the shareholders otherwise required by law or by the terms of any class or series of Preferred Shares, whether now or hereafter authorized, or any agreement between the Fund and any national securities exchange.

      The provisions of the Declaration described above could have the effect of depriving the common shareholders of opportunities to sell their common shares at a premium over market value by discouraging a third party from seeking to obtain control of the Fund in a tender offer or similar transaction. The overall effect of these provisions is to render more difficult the accomplishment of a merger or the assumption of control by a third party. They provide, however, the advantage of potentially requiring persons seeking control of a Fund to negotiate with its management regarding the price to be paid and facilitating the continuity of the Fund's investment objective and policies. The Board of Trustees of the Fund has considered the foregoing anti-takeover provisions and concluded that they are in the best interests of the Fund and its common shareholders.

      The Declaration provides that the obligations of the Fund are not binding upon the Trustees of the Fund individually, but only upon the assets and property of the Fund, and that the Trustees shall not be liable to any person in connection with the Fund property or the affairs of the Fund or for any neglect or wrongdoing of any officer, employee or agent of the Fund or for the act or omission of any other Trustee. Nothing in the Declaration, however, protects a Trustee against any liability to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office with or on behalf of the Fund.

      Reference should be made to the Declaration on file with the SEC for the full text of these provisions.

             REPURCHASE OF FUND SHARES; CONVERSION TO OPEN-END FUND

      The Fund is a closed-end investment company and as such its shareholders will not have the right to cause the Fund to redeem their shares. Instead, the Fund's common shares trade in the open market at a price that will be a function of several factors, including dividend levels (which are in turn affected by expenses), NAV, price, dividend stability, relative demand for and supply of such shares in the market, general market and economic conditions and other factors. Because shares of a closed-end investment company may frequently trade at prices lower than NAV, the Trustees, in consultation with the Fund's Advisor, Sub-Advisor and the corporate finance services and consulting agent that the Advisor may retain from time to time, may review possible actions to reduce any such discount. Actions may include the repurchase of such shares in the open market or in private transactions, the making of a tender offer for such shares, or the conversion of the Fund to an open-end investment company. There can be no assurance, however, that the Trustees will decide to take any of these actions, or that share repurchases or tender offers, if undertaken, will reduce a market discount. After any consideration of potential actions to seek to reduce any significant market discount, the Trustees may, subject to their fiduciary obligations and compliance with applicable state and federal laws, authorize the commencement of a share-repurchase program or tender offer. The size and timing of any such share repurchase program or tender offer will be determined by the Trustees in light of the market discount of the common shares, trading volume of the common shares, information presented to the Trustees regarding the potential impact of any such share repurchase program or tender offer, and general market and economic conditions. There can be no assurance that the Fund will in fact effect repurchases of or tender offers for any of its common shares. Before deciding whether to take any action if the Fund's common shares trade below NAV, the Trustees would consider all relevant factors, including the extent and duration of the discount, the liquidity of the Fund's portfolio, the impact of any action that might be taken on the Fund or its shareholders and market considerations. Based on these considerations, even if the Fund's shares should trade at a discount, the Trustees may determine that, in the interest of the Fund and its shareholders, no action should be taken.

      Further, the staff of the SEC currently requires that any tender offer made by a closed-end investment company for its shares must be at a price equal to the NAV of such shares on the close of business on the last day of the tender offer. Any service fees incurred in connection with any tender offer made by the Fund will be borne by the Fund and will not reduce the stated consideration to be paid to tendering shareholders.

      Subject to its investment limitations, the Fund may borrow to finance the repurchase of shares or to make a tender offer. Interest on any borrowings to finance share repurchase transactions or the accumulation of cash by the Fund in anticipation of share repurchases or tenders will increase the Fund's expenses and reduce the Fund's net income. Any share repurchase, tender offer or borrowing that might be approved by the Trustees would have to comply with the Securities Exchange Act of 1934, as amended, and the 1940 Act and the rules and regulations thereunder.

      Although the decision to take action in response to a discount from NAV will be made by the Trustees at the time they consider such issue, it is the Trustees' present policy, which may be changed by the Trustees, not to authorize repurchases of common shares or a tender offer for such shares if (1) such transactions, if consummated, would (a) result in the delisting of the common shares from the NYSE, or (b) impair status as a registered closed-end investment company under the 1940 Act; (2) the Fund would not be able to liquidate portfolio securities in an orderly manner and consistent with the Fund's investment objective and policies in order to repurchase shares; or (3) there is, in the Board of Trustees' judgment, any (a) material legal action or proceeding instituted or threatened challenging such transactions or otherwise materially adversely affecting the Fund, (b) general suspension of or limitation on prices for trading securities on the NYSE, (c) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by United States or state banks in which the Fund invests, (d) material limitation affecting the Fund or the issuers of its portfolio securities by Federal or state authorities on the extension of credit by lending institutions or on the exchange of non-U.S. currency, (e) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States, or (f) other event or condition which would have a material adverse effect (including any adverse tax effect) on the Fund or its shareholders if shares were repurchased. The Trustees may in the future modify these conditions in light of experience with respect to the Fund.

      Conversion to an open-end company would require the approval of the holders of at least two-thirds of the Fund's shares outstanding and entitled to vote; provided, however, that unless otherwise provided by law, if there are Preferred Shares outstanding, the affirmative vote of two-thirds of the Preferred Shares voting as a separate class shall be required; provided, however, that such votes shall be by the affirmative vote of the majority of the outstanding voting securities, as defined in the 1940 Act, if the action in question was previously approved by the affirmative vote of two-thirds of the Trustees. Such affirmative vote or consent shall be in addition to the vote or consent of the holders of the shares otherwise required by law or by the terms of any class or series of Preferred Shares, whether now or hereafter authorized, or any agreement between the Fund and any national securities exchange. See the Prospectus under "Closed-End Fund Structure" for a discussion of voting requirements applicable to conversion of the Fund to an open-end company. If the Fund converted to an open-end company, the Fund's common shares would no longer be listed on the NYSE. Any Preferred Shares would need to be redeemed and any Borrowings may need to be repaid upon conversion to an open-end investment company. Additionally, the 1940 Act imposes limitations on open-end funds' investments in illiquid securities, which could restrict the Fund's ability to invest in certain securities discussed in the Prospectus to the extent discussed therein. Such limitations could adversely affect distributions to Fund common shareholders in the event of conversion to an open-end fund. Shareholders of an open-end investment company may require the company to redeem their shares on any business day (except in certain circumstances as authorized by or under the 1940 Act) at their NAV, less such redemption charge, if any, as might be in effect at the time of redemption. In order to avoid maintaining large cash positions or liquidating favorable investments to meet redemptions, open-end companies typically engage in a continuous offering of their shares. Open-end companies are thus subject to periodic asset in-flows and out-flows that can complicate portfolio management. The Trustees may at any time propose conversion of the Fund to an open-end company depending upon their judgment as to the advisability of such action in light of circumstances then prevailing.

      The repurchase by the Fund of its shares at prices below NAV will result in an increase in the NAV of those shares that remain outstanding. However, there can be no assurance that share repurchases or tenders at or below NAV will result in the Fund's shares trading at a price equal to their NAV. Nevertheless, the fact that the Fund's shares may be the subject of repurchase or tender offers from time to time may reduce any spread between market price and NAV that might otherwise exist.

      In addition, a purchase by the Fund of its common shares will decrease the Fund's Managed Assets which would likely have the effect of increasing the Fund's expense ratio.

                                NET ASSET VALUE

      The NAV of the common shares of the Fund is computed based upon the value of the Fund's portfolio securities and other assets. The NAV is determined daily as of the close of regular session trading on the NYSE (normally 4:00 p.m. eastern time). U.S. debt securities will normally be priced using data reflecting the earlier closing of the principal markets for those securities. The Fund calculates NAV per common share by subtracting the Fund's liabilities (including accrued expenses, dividends payable, current and deferred income taxes, any borrowings of the Fund and the market value of written call options) and the liquidation value of any outstanding Preferred Shares from the Fund's Managed Assets (the value of the securities and other investments the Fund holds plus cash or other assets, including interest accrued but not yet received and option premiums) and dividing the result by the total number of common shares outstanding. The Fund relies to some extent on information provided by MLPs, which is not necessarily timely, to estimate taxable income allocable to MLP units held by the Fund and to estimate associated deferred tax liability. From time to time the Fund will modify its estimates and/or assumption regarding its deferred tax liability as new information becomes available. To the extent the Fund modifies its estimates and/or assumptions, the net asset value of the Fund would likely fluctuate.

      The assets in the Fund's portfolio are valued daily in accordance with Valuation Procedures (as defined below) adopted by the Trustees. The Sub-Advisor anticipates that a majority of the Fund's assets will be valued using market information supplied by third parties. In the event that market quotations are not readily available, the pricing service does not provide a valuation for a particular asset (as is the case for unlisted investments), or the valuations are deemed unreliable, or if events occurring after the close of the principal markets for particular securities (e.g., U.S. debt securities), but before the Fund values its assets, would materially affect NAV, the Fund may use a fair value method in good faith to value the Fund's securities and investments. The use of fair value pricing by the Fund is governed by Valuation Procedures adopted by the Trustees, and in accordance with the provisions of the 1940 Act.

      For purposes of determining the NAV of the Fund, readily marketable portfolio securities listed on any U.S. exchange other than Nasdaq are valued, except as indicated below, at the last sale price on the business day as of which such value is being determined. If there has been no sale on such day, the securities are valued at the mean of the most recent bid and asked prices on such day. Securities admitted to trade on Nasdaq are valued at the Nasdaq Official Closing Price as determined by Nasdaq. Portfolio securities traded on more than one securities exchange are valued at the last sale price on the business day as of which such value is being determined at the close of the exchange representing the principal market for such securities.

      Equity securities traded in the over-the-counter market, but excluding securities admitted to trading on Nasdaq, are valued at the closing bid prices. Fixed income securities with a remaining maturity of 60 days or more will be valued by the Fund using a pricing service. When price quotes are not available, fair market value is based on prices of comparable securities. Fixed income securities maturing within 60 days are valued by the Fund on an amortized cost basis.

      Any derivative transaction that the Fund enters into may, depending on the applicable market environment, have a positive or negative value for purposes of calculating NAV. Any option transaction that the Fund enters into may, depending on the applicable market environment, have no value or a positive value. Exchange traded options and futures contracts are valued at the closing price in the market where such contracts are principally traded.

      The value of any portfolio security held by the Fund for which reliable market quotations are not readily available, including illiquid securities, or if a valuation is deemed inappropriate, will be determined under procedures adopted by the Board of Trustees in a manner that reflects fair market value of the security on the valuation date.

      Unlisted Investments--Fair Value. When applicable, fair value is determined by the Board of Trustees or its designee. In fair valuing the Fund's investments, consideration is given to several factors, which may include, among others, the following:

      o   the fundamental business data relating to the issuer;

      o an evaluation of the forces which influence the market in which the securities of the issuer are purchased and sold;

      o   the type, size and cost of the security;

      o   the financial statements of the issuer;

      o the credit quality and cash flow of the issuer, based on the Sub-Advisor's or external analysis;

      o   the information as to any transactions in or offers for the security;

      o the price and extent of public trading in similar securities (or equity securities) of the issuer, or comparable companies;

      o   the coupon payments;

      o the quality, value and saleability of collateral, if any, securing the security;

      o the business prospects of the issuer, including any ability to obtain money or resources from a parent or affiliate and an assessment of the issuer's management;

      o the prospects for the issuer's industry, and multiples (of earnings and/or cash flow) being paid for similar businesses in that industry;

      o   the issuer's competitive position within the industry;

      o the issuer's ability to access additional liquidity through public and private markets; and

      o   other relevant factors.

      If the Board of Trustees or its designee cannot obtain a market value or the Board of Trustees or its designee determines that the value of a security as so obtained does not represent a fair value as of the valuation time (due to a significant development subsequent to the time its price is determined or otherwise), fair value for the security shall be determined pursuant to methodologies established by the Board of Trustees (the "Valuation Procedures"). The Valuation Procedures provide that direct placements of securities of private companies (i.e., companies with no outstanding public securities) will be valued based upon a fair value methodology, which has typically been at cost. The Valuation Procedures provide that securities that are convertible into publicly traded securities (i.e., subordinated units) ordinarily will be valued at the market value of the publicly traded security less a discount equal in amount to the discount negotiated at the time of purchase. A report of any prices determined pursuant to such fair value methodologies will be presented to the Board of Trustees or a designated committee thereof no less frequently than quarterly.

      The Valuation Procedures also provide that the Board of Trustees or its designee will review the valuation of the obligation for income taxes separately for current taxes and deferred taxes due to the differing impact of each on the anticipated timing of distributions by the Fund to its shareholders.

      The allocation between current and deferred income taxes is determined based upon the value of assets reported for book purposes compared to the respective net tax bases of assets as determined for federal income tax purposes. It is anticipated that cash distributions from MLPs in which the Fund invests will not equal the amount of taxable income allocable to the Fund, primarily due to non-cash deductions such as depreciation and amortization recorded by MLPs, which generally results in a portion of the cash distribution received by an MLP investor to not be taxable income. The relative portion of such non-taxable distributions will vary among the MLPs, and will also vary year by year for each MLP. The Board of Trustees or its designee will be able to directly confirm the taxable income allocated from each MLP when it receives annual tax reporting information from each MLP. The allocation between current and deferred income taxes also impacts the determination of the Fund's earnings and profits, as described in Section 312 of the Internal Revenue Code of 1986, as amended (the "Code").

                              FEDERAL TAX MATTERS

      The following discussion of federal income tax matters is based on the advice of Chapman and Cutler LLP, counsel to the Fund.

MATTERS ADDRESSED

      This section and the discussion in the Prospectus provide a general summary of the material U.S. federal income tax consequences to the persons who purchase, own and dispose of the common shares. It does not address all federal income tax consequences that may apply to investment in the common shares. Unless otherwise indicated, this discussion is limited to taxpayers who are U.S.

persons, as defined herein. The discussion that follows is based on the provisions of the Code, on Treasury regulations promulgated thereunder as in effect on the date hereof and on existing judicial and administrative interpretations thereof. These authorities are subject to change and to differing interpretations, which could apply retroactively. Potential investors should consult their own tax advisors in determining the federal, state, local, foreign and any other tax consequences to them of the purchase, ownership and disposition of the common shares. This discussion does not address all tax consequences that may be applicable to a U.S. person that is a beneficial owner of common shares, nor does it address, unless specifically indicated, the tax consequences to, among others, (i) persons that may be subject to special treatment under U.S. federal income tax law, including, but not limited to, banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, partnerships and other pass-through entities, United States expatriates, and dealers in securities or currencies, (ii) persons that will hold common shares as part of a position in a "straddle" or as part of a "hedging," "conversion" or other integrated investment transaction for U.S. federal income tax purposes and traders that have elected the mark-to-market method of accounting, (iii) persons whose functional currency is not the U.S. dollar or (iv) persons that do not hold common shares as capital assets within the meaning of Section 1221 of the Code.

      For purposes of this discussion, a "U.S. person" is (i) an individual citizen or resident of the United States, (ii) a corporation or partnership organized in or under the laws of the United States or any state thereof or the District of Columbia (other than a partnership that is not treated as a U.S. person under any applicable Treasury regulations), (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or
(iv) a trust if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all the substantial decisions of such trust. Notwithstanding clause (iv) above, to the extent provided in regulations, certain trusts in existence on August 20, 1996 and treated as U.S. persons prior to such date that elect to continue to be so treated also shall be considered U.S. persons.

TAX CHARACTERIZATION OF THE FUND FOR U.S. FEDERAL INCOME TAX PURPOSES

      The Fund has elected to as a regular C corporation for U.S. federal income tax purposes. Thus, the Fund is subject to U.S. corporate income tax on its U.S. taxable income. Such taxable income generally would include all of the Fund's net income from the MLPs. The current U.S. federal maximum graduated income tax rate for corporations is 21%. However, certain ordinary income dividends received by the Fund that are attributable to qualifying dividends from certain corporations may be eligible for the dividends received deduction. However, the presence of covered call options in the portfolio may reduce the amount of dividends that are treated as qualifying dividends. The Fund will also be obligated to pay state income tax on its taxable income.

      The MLPs in which the Fund invests generally are treated as partnerships for U.S. federal income tax purposes. As a partner in the MLPs, the Fund will be required to report its allocable share of MLP income, gain, loss, deduction and expense, whether or not any cash is distributed from the MLPs.

      The Fund invests in energy MLPs, so the Fund anticipates that the majority of the Fund's items of income, gain, loss, deduction and expense will be related to energy ventures. However, some items are likely to relate to the temporary investment of the Fund's capital, which may be unrelated to energy ventures.

      Although the Fund holds the interests in the MLPs for investment, the Fund is likely to sell interests in a particular MLP from time to time. On any such sale, the Fund generally will recognize gain or loss based upon the difference between the consideration received for tax purposes on the sale and the Fund's tax basis in the interest sold. The consideration received is generally the amount paid by the purchaser plus any debt of the MLP allocated to the Fund that will shift to the purchaser on the sale. The Fund's tax basis in an MLP is the amount paid for the interest, increased by the Fund's allocable share of net income and gains and the MLP's debt, if any, and capital contributions to the MLP, and decreased for any distributions of cash received by the Fund by reductions in the Fund's allocable share of the MLP's debt, if any, and by the Fund's allocable share of net losses. Thus, although cash distributions in excess of taxable income and net tax losses may create a temporary economic benefit to the Fund, they will increase the amount of gain (or decrease the amount of loss) on the sale of an interest in an MLP. No favorable federal income tax rate applies to long-term capital gains for entities treated as corporations for federal income tax purposes, such as the Fund. Thus, the Fund will be subject to federal income tax on its long-term capital gains, like ordinary income, at rates of up to 21%.

      The Fund is not treated as a regulated investment company for federal income tax purposes. In order to qualify as a regulated investment company, the income and assets of the company must meet certain minimum threshold tests. Because the Fund invests a substantial portion of its Managed Assets in MLPs that invest in energy ventures, the Fund does not meet such tests under current law. In contrast to the tax rules that will apply to the Fund, a regulated investment company generally does not pay corporate income tax. Thus, the regulated investment company taxation rules have no application to the Fund or common shareholders of the Fund.

TAXATION OF THE SHAREHOLDERS

      Distributions. The Fund's distributions will be treated as dividends to common shareholders to the extent of the Fund's current or accumulated earnings and profits as determined for federal income tax purposes.

      The portion of the Fund's distributions treated as a dividend for federal income tax purposes should be treated as qualified dividend income for federal income tax purposes, subject to certain holding period and other requirements. The practice of the Fund to sell or buy offsetting positions may redirect the portion of the distributions that are treated as qualified dividends. The maximum federal income tax rate for individuals on qualified dividend income is currently generally 20%. The current maximum rate for individuals on ordinary income is 37%. Corporations are generally subject to tax on dividends at a maximum 21% rate, but, for the tax years beginning after December 31, 2017, corporations may be eligible to exclude 50% of the dividends if certain holding period requirements are met.

      If a Fund distribution exceeds the Fund's current and accumulated earnings and profits, the distribution will be treated as a non-taxable adjustment to the basis of the common shares to the extent of such basis, and then as capital gain to the extent the distribution exceeds the basis of the common shares. Such gain will be long-term capital gain if the holding period for the common shares is more than one year. Individuals are generally subject to a maximum tax rate of 20% on long-term capital gains. Corporations are taxed on capital gains at their ordinary income rates.

      A corporation's earnings and profits are generally calculated by making certain adjustments to the corporation's reported taxable income. Based upon the historic performance of similar MLPs, the Fund anticipates that the distributed cash from the MLPs in its portfolio will exceed the Fund's earnings and profits derived from its investments in the MLPs in its portfolio. Thus, the Fund anticipates that only a portion of its distributions will be treated as dividends to its common shareholders for federal income tax purposes.

      Special rules apply to the calculation of earnings and profits for corporations invested in energy ventures. The Fund's earnings and profits will be calculated using (i) straight-line depreciation rather than a percentage depletion method and (ii) five-year and ten-year amortization of drilling costs and exploration and development costs, respectively. Thus, these deductions may be significantly lower for purposes of calculating earnings and profits than they are for purposes of calculating taxable income. Because of these differences, the Fund may make distributions out of earnings and profits, treated as dividends, in years in which Fund distributions exceed the Fund's taxable income.

      A common shareholder participating in the Fund's automatic dividend reinvestment plan will be taxed upon the reinvested amount as if actually received by the participating common shareholder and the participating reinvested such amount in additional Fund common shares.

      The Fund will notify common shareholders annually as to the federal income tax status of Fund distributions to them.

      Distributions from the Fund may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that either (A) have not entered into an agreement with the U.S. Treasury to collect and disclose certain information or (B) are not resident for tax purposes in a jurisdiction that has entered into an agreement with the IRS to collect and provide the information otherwise required, and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners.

      Sale of Shares. Upon the sale of common shares, a common shareholder will generally recognize capital gain or loss measured by the difference between the amount received on the sale and the common shareholder's tax basis of common shares sold. As discussed above, such tax basis may be less than the price paid for the common shares as a result of prior Fund distributions in excess of the Fund's earnings and profits. Such capital gain or loss will generally be long-term capital gain or loss, if such common shares were capital assets held for more than one year. The federal income tax treatment of long-term capital gains is described above. The deductibility of capital losses is subject to limitations. In addition, the gross proceeds from dispositions of interests in the Fund after December 31, 2018 may be subject to a U.S. withholding tax of 30% in the case of payments to (i) certain non-U.S. financial institutions that either (A) have not entered into an agreement with the U.S. Treasury to collect and disclose certain information or (B) are not resident for tax purposes in a jurisdiction that has entered into an agreement with the IRS to collect and provide the information otherwise required, and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners.

      Medicare Tax. Income from the Fund may also be subject to a 3.8% "Medicare tax." This tax will generally apply to the net investment income (such as interest and dividends, including dividends paid with respect to the common shares) of a shareholder who is an individual if such shareholder's adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of a married couple filing joint returns and $200,000 in the case of single individuals.

      Information Reporting and Withholding. The Fund will be required to report annually to the Internal Revenue Service (the "IRS"), and to each common shareholder, the amount of distributions and consideration paid in redemptions, and the amount withheld for federal income taxes, if any, for each calendar year, except as to exempt holders (including certain corporations, tax-exempt organizations, qualified pension and profit-sharing trusts, and individual retirement accounts). Each common shareholder (other than common shareholders who are not subject to the reporting requirements without supplying any documentation) that is a U.S. person will be required to provide the Fund, under penalties of perjury, an IRS Form W-9 or an equivalent form containing the common shareholder's name, address, correct federal taxpayer identification number and a statement that the common shareholder is not subject to backup withholding. Should a non-exempt common shareholder fail to provide the required certification, backup withholding will apply. The current backup withholding rate is 24%. Backup withholding is not an additional tax. Any such withholding will be allowed as a credit against the common shareholder's federal income tax liability provided the required information is timely furnished to the IRS.

TAX CONSEQUENCES OF CERTAIN INVESTMENTS

      Federal Income Taxation of MLPs. MLPs are generally intended to be taxed as partnerships for federal income tax purposes. As a partnership, an MLP is treated as a pass-through entity for federal income tax purposes. This means that the federal income items of the MLP, though calculated and determined at the partnership level, are allocated among the partners in the MLP and are included directly in the calculation of the taxable income of the partners whether or not cash flow is distributed from the MLP. The MLP files an information return, but normally pays no federal income tax.

      MLPs are often publicly traded. Publicly traded partnerships are generally treated as corporations for federal income tax purposes. However, if an MLP satisfies certain income character requirements, the MLP will generally continue to be treated as partnership for federal income tax purposes. Under these requirements, an MLP must receive at least 90% of its gross income from certain "qualifying income" sources.

      Qualifying income for this purpose generally includes interest, dividends, real property rents, real property gains, and income and gain from the exploration, development, mining or production, processing, refining, transportation or marketing of any mineral or natural resource (including fertilizer, geothermal energy, and timber). As discussed above, the Fund invests in energy MLPs that derive income from such sources, so the income of the MLPs in the Fund's portfolio should qualify as qualifying income. The IRS has finalized regulations that limit the nature of qualifying income for MLPs. Some MLPs may convert to corporations under the regulations or restructure their activities to qualify under the regulations.

      As discussed above, the tax items of an MLP are allocated through to the partners of the MLP whether or not an MLP makes any distributions of cash. In part because estimated tax payments are payable quarterly, partnerships often make quarterly cash distributions. A distribution from a partnership will generally be treated as a non-taxable adjustment to the basis of the Fund's interest in the partnership to the extent of such basis, and then as gain to the extent of the excess distribution. The gain will generally be capital gain, but a variety of rules could potentially recharacterize the gain as ordinary income. The Fund's initial tax basis is the price paid for the MLP interest plus any debt of the MLP allocated to the Fund. The tax basis is decreased for distributions received by the Fund, by reductions in the Fund's allocable share of the MLP's debt, if any, and by the Fund's allocable share of net losses, and increased for capital contributions and by the Fund's allocable share of net income and gains.

      When interests in a partnership are sold, the difference between (i) the sum of the sales price and the Fund's share of debt of the partnership that will be allocated to the purchaser and (ii) the Fund's adjusted tax basis will be taxable gain or loss, as the case may be.

      The Fund should receive a Form K-1 from each MLP, showing its share of each item of MLP income, gain, loss, deductions and expense. The Fund will use that information to calculate its taxable income and its earnings and profits.

      Because the Fund has elected to be taxed as a corporation, the Fund will report the tax items of the MLPs and any gain or loss on the sale of interests in the MLPs on its own tax returns. The Fund's common shareholders will be viewed for federal income tax purposes as having income or loss on their investment in the Fund rather than in the underlying MLPs. Common shareholders will receive a Form 1099 from the Fund based upon the distributions made (or deemed to have been made) to the common shareholders rather than based upon the income, gain, loss or deductions of the MLPs in which the Fund invests.

      Foreign Investments. Dividends or other income (including, in some cases, capital gains) received by the Fund from investments in non-U.S. securities may be subject to withholding and other taxes imposed by foreign countries. Tax conventions between certain countries and the United States may reduce or eliminate such taxes in some cases. Foreign taxes paid by the Fund will reduce the return from the Fund's investments. Common shareholders will not be entitled to claim credits or deductions on their own tax returns for foreign taxes paid by the Fund.

      Other Investments. The Fund may attempt to generate premiums from the sale of call options. These premiums typically will result in short-term capital gains to the Fund. Transactions involving the disposition of the Fund's underlying securities (whether pursuant to the exercise of a call option, put option or otherwise) will give rise to capital gains or losses. Because the Fund does not have control over the exercise of the call options it writes, such exercises or other required sales of the underlying stocks may cause the Fund to realize capital gains or losses at inopportune times.

      Certain of the Fund's investment practices may be subject to special and complex federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited) or (iii) cause the Fund to recognize income or gain without a corresponding receipt of cash. The Fund will monitor its transactions and may make certain tax elections in order to mitigate the effect of these provisions, if possible.

                 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

      The Financial Statements of the Fund as of October 31, 2017, incorporated by reference in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Deloitte & Touche LLP provides auditing services to the Fund. The principal business address of Deloitte & Touche LLP is 111 South Wacker Drive, Chicago, Illinois 60606.

                  CUSTODIAN, ADMINISTRATOR AND TRANSFER AGENT

      The Bank of New York Mellon, One Wall Street, New York, New York 10286 serves as custodian for the Fund. As such, The Bank of New York Mellon has custody of all securities and cash of the Fund and attends to the collection of principal and income and payment for and collection of proceeds of securities bought and sold by the Fund. BNY Mellon Investment Servicing (US) Inc., 301 Bellevue Parkway, Wilmington, Delaware 19809, is the transfer agent, registrar, dividend disbursing agent and shareholder servicing agent for the Fund and provides certain clerical, bookkeeping, shareholder servicing and administrative services necessary for the operation of the Fund and maintenance of shareholder accounts. The Bank of New York also provides certain accounting and administrative services to the Fund pursuant to an Administration and Accounting Services Agreement, including maintaining the Fund's books of account, records of the Fund's securities transactions, and certain other books and records; acting as liaison with the Fund's independent registered public accounting firm and providing the independent registered public accounting firm with certain Fund accounting information; and providing other continuous accounting and administrative services.

                             ADDITIONAL INFORMATION

      A Registration Statement on Form N-2, including amendments thereto, relating to the shares of the Fund offered hereby, has been filed by the Fund with the SEC. The Fund's Prospectus and this Statement of Additional Information do not contain all of the information set forth in the Registration Statement, including any exhibits and schedules thereto. For further information with respect to the Fund and the shares offered hereby, reference is made to the Fund's Registration Statement. Statements contained in the Fund's Prospectus and this Statement of Additional Information as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement may be inspected without charge at the SEC's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the SEC upon the payment of certain fees prescribed by the SEC.

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

      The Fund's financial statements and financial highlights and the report of Deloitte & Touche LLP thereon, contained in the following documents filed by the Fund with the SEC, are hereby incorporated by reference into, and are made part of, this Statement of Additional Information: The Fund's Annual Report for the year ended October 31, 2017 contained in the Fund's Form N-CSR filed with the SEC on January 8, 2018. A copy of such Annual Report must accompany the delivery of this Statement of Additional Information.

                                   APPENDIX A

                             RATINGS OF INVESTMENTS

      STANDARD & POOR'S RATINGS SERVICES-- A BRIEF DESCRIPTION OF CERTAIN STANDARD & POOR'S RATINGS SERVICES, A DIVISION OF THE MCGRAW-HILL COMPANIES ("STANDARD & POOR'S" OR "S&P") RATING SYMBOLS AND THEIR MEANINGS (AS PUBLISHED BY S&P) FOLLOWS:

      A Standard & Poor's issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects Standard & Poor's view of the obligor's capacity and willingness to meet its financial commitments as they become due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

      Issue credit ratings can be either long term or short term. Short-term ratings are generally assigned to those obligations considered short-term in the relevant market. In the U.S., for example, that means obligations with an original maturity of no more than 365 days--including commercial paper. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. Medium-term notes are assigned long-term ratings.

LONG-TERM ISSUE CREDIT RATINGS

      Issue credit ratings are based, in varying degrees, on Standard & Poor's analysis of the following considerations:

      o Likelihood of payment--capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

      o   Nature of and provisions of the obligation, and the promise we impute;
          and

      o Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

      Issue ratings are an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.)

AAA

      An obligation rated 'AAA' has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

AA

      An obligation rated 'AA' differs from the highest-rated obligations only to a small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

A

      An obligation rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

BBB

      An obligation rated 'BBB' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

BB, B, CCC, CC, AND C

      Obligations rated 'BB', 'B', 'CCC', 'CC', and 'C' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and 'C' the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB

      An obligation rated 'BB' is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions, which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

B

      An obligation rated 'B' is more vulnerable to nonpayment than obligations rated 'BB', but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

CCC

      An obligation rated 'CCC' is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC

      An obligation rated 'CC' is currently highly vulnerable to nonpayment. The 'CC' rating is used when a default has not yet occurred, but Standard & Poor's expects default to be a virtual certainty, regardless of the anticipated time to default.

C

      A 'C' rating is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared to obligations that are rated higher.

D

      An obligation rated 'D' is in default or in breach of an imputed promise. For non-hybrid capital instruments, the 'D' rating category is used when payments on an obligation are not made on the date due, unless Standard & Poor's believes that such payments will be made within five business days in the absence of a stated grace period or within the earlier of the stated grace period or 30 calendar days. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation's rating is lowered to 'D' if it is subject to a distressed exchange offer.

PLUS (+) OR MINUS (-)

      The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

NR

      This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular obligation as a matter of policy.

SHORT-TERM ISSUE CREDIT RATINGS

A-1

      A short-term obligation rated 'A-1' is rated in the highest category by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.

A-2

      A short-term obligation rated 'A-2' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitment on the obligation is satisfactory.

A-3

      A short-term obligation rated 'A-3' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

B

      A short-term obligation rated 'B' is regarded as having significant speculative characteristics. Ratings of 'B-1', 'B-2', and 'B-3' may be assigned to indicate finer distinctions within the 'B' category. The obligor currently has the capacity to meet its financial commitment on the obligation; however, it faces major ongoing uncertainties which could lead to the obligor's inadequate capacity to meet its financial commitments.

B-1

      A short-term obligation rated 'B-1' is regarded as having significant speculative characteristics, but the obligor has a relatively stronger capacity to meet its financial commitments over the short-term compared to other speculative-grade obligors.

B-2

      A short-term obligation rated 'B-2' is regarded as having significant speculative characteristics, and the obligor has an average speculative-grade capacity to meet its financial commitments over the short-term compared to other speculative-grade obligors.

      A short-term obligation rated 'B-3' is regarded as having significant speculative characteristics, and the obligor has a relatively weaker capacity to meet its financial commitments over the short-term compared to other speculative-grade obligors.

C

      A short-term obligation rated 'C' is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.

D

      A short-term obligation rated 'D' is in default or in breach of an imputed promise. For non-hybrid capital instruments, the 'D' rating category is used when payments on an obligation are not made on the date due, unless Standard & Poor's believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation's rating is lowered to 'D' if it is subject to a distressed exchange offer.

SPUR (STANDARD & POOR'S UNDERLYING RATING)

      This is a rating of a stand-alone capacity of an issue to pay debt service on a credit-enhanced debt issue, without giving effect to the enhancement that applies to it. These ratings are published only at the request of the debt issuer/obligor with the designation SPUR to distinguish them from the credit-enhanced rating that applies to the debt issue. Standard & Poor's maintains surveillance of an issue with a published SPUR.

MUNICIPAL SHORT-TERM NOTE RATINGS DEFINITIONS

      A Standard & Poor's U.S. municipal note rating reflects Standard & Poor's opinion about the liquidity factors and market access risks unique to the notes. Notes due in three years or less will likely receive a note rating. Notes with an original maturity of more than three years will most likely receive a long-term debt rating. In determining which type of rating, if any, to assign, Standard & Poor's analysis will review the following considerations:

      o Amortization schedule--the larger the final maturity relative to other maturities, the more likely it will be treated as a note; and

      o Source of payment--the more dependent the issue is on the market for its refinancing, the more likely it will be treated as a note.

      Note rating symbols are as follows:


SP-1

      Strong capacity to pay principal and interest. An issue determined to possess a very strong capacity to pay debt service is given a plus (+) designation.

SP-2

      Satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

SP-3

      Speculative capacity to pay principal and interest.

DUAL RATINGS

      Dual ratings may be assigned to debt issues that have a put option or demand feature. The first component of the rating addresses the likelihood of repayment of principal and interest as due, and the second component of the rating addresses only the demand feature. The first component of the rating can relate to either a short-term or long-term transaction and accordingly use either short-term or long-term rating symbols. The second component of the rating relates to the put option and is assigned a short-term rating symbol (for example, 'AAA/A-1+' or 'A-1+/A- 1'). With U.S. municipal short-term demand debt, the U.S. municipal short-term note rating symbols are used for the first component of the rating (for example, 'SP-1+/A-1+').

ACTIVE QUALIFIERS (CURRENTLY APPLIED AND/OR OUTSTANDING)

      Standard & Poor's uses five qualifiers that limit the scope of a rating. The structure of the transaction can require the use of a qualifier such as a 'p' qualifier, which indicates the rating addressed the principal portion of the obligation only. Likewise, the qualifier can indicate a limitation on the type of information used, such as 'pi' for public information. A qualifier appears as a suffix and is part of the rating.

L

      Ratings qualified with 'L' apply only to amounts invested up to federal deposit insurance limits.

P

      This suffix is used for issues in which the credit factors, the terms, or both, that determine the likelihood of receipt of payment of principal are different from the credit factors, terms or both that determine the likelihood of receipt of interest on the obligation. The 'p' suffix indicates that the rating addresses the principal portion of the obligation only and that the interest is not rated.

PI

      Ratings with a 'pi' subscript are based on an analysis of an issuer's published financial information, as well as additional information in the public domain. They do not, however, reflect in-depth meetings with an issuer's management and therefore may be based on less comprehensive information than ratings without a 'pi' subscript. Ratings with a 'pi' subscript are reviewed annually based on a new year's financial statement, but may be reviewed on an interim basis if a major event occurs that may affect the issuer's credit quality.

PRELIMINARY

      Preliminary ratings, with the 'prelim' qualifier, may be assigned to obligors or obligations, including financial programs, in the circumstances described below. Assignment of a final rating is conditional on the receipt by Standard & Poor's of appropriate documentation. Standard & Poor's reserves the right not to issue a final rating. Moreover, if a final rating is issued, it may differ from the preliminary rating.

   o Preliminary ratings may be assigned to obligations, most commonly structured and project finance issues, pending receipt of final documentation and legal opinions.

   o Preliminary ratings are assigned to Rule 415 Shelf Registrations. As specific issues, with defined terms, are offered from the master registration, a final rating may be assigned to them in accordance with Standard & Poor's policies.

   o Preliminary ratings may be assigned to obligations that will likely be issued upon the obligor's emergence from bankruptcy or similar reorganization, based on late-stage reorganization plans, documentation and discussions with the obligor. Preliminary ratings may also be assigned to the obligors. These ratings consider the anticipated general credit quality of the reorganized or post-bankruptcy issuer as well as attributes of the anticipated obligation(s).

   o Preliminary ratings may be assigned to entities that are being formed or that are in the process of being independently established when, in Standard & Poor's opinion, documentation is close to final. Preliminary ratings may also be assigned to the obligations of these entities'.

   o Preliminary ratings may be assigned when a previously unrated entity is undergoing a well-formulated restructuring, recapitalization, significant financing or other transformative event, generally at the point that investor or lender commitments are invited. The preliminary rating may be assigned to the entity and to its proposed obligation(s). These preliminary ratings consider the anticipated general credit quality of the obligor, as well as attributes of the anticipated obligation(s) assuming successful completion of the transformative event. Should the transformative event not occur, Standard & Poor's would likely withdraw these preliminary ratings.

   o A preliminary recovery rating may be assigned to an obligation that has a preliminary issue credit rating.

T

      This symbol indicates termination structures that are designed to honor their contracts to full maturity or, should certain events occur, to terminate and cash settle all of their contracts before their final maturity date.

UNSOLICITED AND U

      The "u" and 'unsolicited' designations are unsolicited credit ratings assigned at the initiative of Standard & Poor's and not at the request of the issuer or its agents.

INACTIVE QUALIFIERS (NO LONGER APPLIED OR OUTSTANDING)

*

      This symbol indicated continuance of the ratings was contingent upon Standard & Poor's receipt of an executed copy of the escrow agreement or closing documentation confirming investments and cash flows. Discontinued use in August 1998.

C

      This qualifier was used to provide additional information to investors that the bank may terminate its obligation to purchase tendered bonds if the long-term credit rating of the issuer was lowered below an investment-grade level and/or the issuer's bonds are deemed taxable. Discontinued use in January 2001.

G

THE LETTER 'G' FOLLOWED THE RATING SYMBOL WHEN A FUND'S PORTFOLIO CONSISTED
      PRIMARILY OF DIRECT U.S. GOVERNMENT SECURITIES.

PR

      The letters 'pr' indicate that the rating is provisional. A provisional rating assumes the successful completion of the project financed by the debt being rated and indicates that payment of debt service requirements was largely or entirely dependent upon the successful, timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, made no comment on the likelihood of or the risk of default upon failure of such completion.

Q

      A 'q' subscript indicates that the rating is based solely upon quantitative analysis of publicly available information. Discontinued use in April 2001.

R

      The 'r' modifier was assigned to securities containing extraordinary risks, particularly market risks, which are not covered in the credit rating. The absence of an 'r' modifier should not be taken as an indication that an obligation will not exhibit extraordinary non-credit related risks. Standard & Poor's discontinued the use of the 'r' modifier for most obligations in June 2000 and for the balance of the obligations (mainly structured finance transactions) in November 2002.

      MOODY'S INVESTORS SERVICE, INC. -- A BRIEF DESCRIPTION OF CERTAIN MOODY'S INVESTORS SERVICE, INC. ("MOODY'S") RATING SYMBOLS AND THEIR MEANINGS (AS PUBLISHED BY MOODY'S) FOLLOWS:

LONG-TERM OBLIGATION RATINGS

      Moody's long-term ratings are opinions of the relative credit risk of financial obligations with an original maturity of one year or more. They address the possibility that a financial obligation will not be honored as promised. Such ratings use Moody's Global Scale and reflect both the likelihood of default and any financial loss suffered in the event of default.

Aaa

      Obligations rated Aaa are judged to be of the highest quality, with minimal credit risk.

Aa

      Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.

A

      Obligations rated A are considered upper-medium grade and are subject to low credit risk.

Baa

      Obligations rated Baa are subject to moderate credit risk. They are considered medium grade and as such may possess certain speculative characteristics.

Ba

      Obligations rated Ba are judged to have speculative elements and are subject to substantial credit risk.

B

      Obligations rated B are considered speculative and are subject to high credit risk.

Caa

      Obligations rated Caa are judged to be of poor standing and are subject to very high credit risk.

Ca

      Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

C

      Obligations rated C are the lowest rated class and are typically in default with little prospect for recovery of principal or interest.

Note: Moody's appends numerical modifiers 1, 2, and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

MEDIUM-TERM NOTE PROGRAM RATINGS

      Moody's assigns provisional ratings to medium-term note (MTN) programs and to the individual debt securities issued from them (referred to as drawdowns or notes). These ratings may be expressed on Moody's general long-term or short-term rating sale, depending upon the intended tenor of the notes to be issued under the program.

      MTN program ratings are intended to reflect the ratings likely to be assigned to drawdowns issued from the program with the specific priority of claim (e.g., senior or subordinated). However, the rating assigned to a drawdown from a rated MTN program may differ from the program if the drawdown is exposed to additional credit risks besides the issuer's default, such as links to the defaults of other issuers, or has other structural features that warrant a different rating. In some circumstances, no rating may be assigned to a drawdown.

      Market participants must determine whether any particular note is rated, and if so, at what rating level. Moody's encourages market participants to contact Moody's Ratings Desks or visit www.moody's.com directly if they have questions regarding ratings for specific notes issued under a medium-term note program. Unrated notes issued under an MTN program may be assigned an NR (not rated) symbol.

SHORT-TERM OBLIGATION RATINGS

      Moody's short-term ratings are opinions of the ability of issuers to honor short-term financial obligations. Ratings may be assigned to issuers, short-term programs or to individual short-term debt instruments. Such obligations generally have an original maturity not exceeding thirteen months, unless explicitly noted.

      Moody's employs the following designations to indicate the relative repayment ability of rated issuers:

P-1

      Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.

P-2

      Issuers (or supporting institutions) rated Prime-2 have a strong ability to repay short-term debt obligations.

P-3

      Issuers (or supporting institutions) rated Prime-3 have an acceptable ability to repay short-term obligations.

NP

      Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

U.S. MUNICIPAL SHORT-TERM OBLIGATION RATINGS

      There are three rating categories for short-term municipal obligations that are considered investment grade. These ratings are designated as Municipal Investment Grade (MIG) and are divided into three levels -- MIG 1 through MIG 3.

In addition, those short-term obligations that are of speculative quality are designated SG, or speculative grade. MIG ratings expire at the maturity of the obligation.

MIG 1

      This designation denotes superior credit quality. Excellent protection is afforded by established cash flows, highly reliable liquidity support, or demonstrated broad-based access to the market for refinancing.

MIG 2

      This designation denotes strong credit quality. Margins of protection are ample, although not as large as in the preceding group.

MIG 3

      This designation denotes acceptable credit quality. Liquidity and cash-flow protection may be narrow, and market access for refinancing is likely to be less well-established.

SG

      This designation denotes speculative-grade credit quality. Debt instruments in this category may lack sufficient margins of protection.

U.S. MUNICIPAL DEMAND OBLIGATION RATINGS

      In the case of variable rate demand obligations (VRDOs), a two-component rating is assigned; a long or short-term debt rating and a demand obligation rating. The first element represents Moody's evaluation of the degree of risk associated with scheduled principal and interest payments. The second element represents Moody's evaluation of the degree of risk associated with the ability to receive purchase price upon demand ("demand feature"), using a variation of the MIG rating scale, the Variable Municipal Investment Grade or VMIG rating. When either the long- or short-term aspect of a VRDO is not rated, that piece is designated NR, e.g., Aaa/NR or NR/VMIG 1. VMIG rating expirations are a function of each issue's specific structural or credit features.

VMIG 1

      This designation denotes superior credit quality. Excellent protection is afforded by the superior short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

VMIG 2

      This designation denotes strong credit quality. Good protection is afforded by the strong short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

VMIG 3

      This designation denotes acceptable credit quality. Adequate protection is afforded by the satisfactory short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

SG

      This designation denotes speculative-grade credit quality. Demand features rated in this category may supported by a liquidity provider that does not have an investment grade short-term rating or may lack the structural and/or legal protections necessary to ensure the timely payment of purchase price upon demand.

      FITCH RATINGS -- A BRIEF DESCRIPTION OF CERTAIN FITCH RATINGS, INC. ("FITCH") RATINGS SYMBOLS AND THEIR MEANINGS (AS PUBLISHED BY FITCH) FOLLOWS:

INTERNATIONAL ISSUER AND CREDIT RATING SCALES

      The Primary Credit Rating Scales (those featuring the symbols 'AAA'-'D' and 'F1'-'D') are used for debt and financial strength ratings.

LONG-TERM RATING SCALES--ISSUER CREDIT RATING SCALES

      Rated entities in a number of sectors, including financial and non-financial corporations, sovereigns and insurance companies, are generally assigned Issuer Default Ratings (IDRs). IDRs opine on an entity's relative vulnerability to default on financial obligations. The "threshold" default risk addressed by the IDR is generally that of the financial obligations whose non-payment would best reflect the uncured failure of that entity. As such, IDRs also address relative vulnerability to bankruptcy, administrative receivership or similar concepts, although the agency recognizes that issuers may also make pre-emptive and therefore voluntary use of such mechanisms.

      In aggregate, IDRs provide an ordinal ranking of issuers based on the agency's view of their relative vulnerability to default, rather than a prediction of a specific percentage likelihood of default.

AAA

      Highest credit quality. 'AAA' ratings denote the lowest expectation of default risk. They are assigned only in cases of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

AA

      Very high credit quality. 'AA' ratings denote expectations of very low default risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A

      High credit quality. 'A' ratings denote expectations of low default risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

BBB

      Good credit quality. 'BBB' ratings indicate that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity.

BB

      Speculative. 'BB' ratings indicate an elevated vulnerability to default risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial flexibility exists which supports the servicing of financial commitments.

B

      Highly speculative. 'B' ratings indicate that material default risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is vulnerable to deterioration in the business and economic environment.

CCC

      Substantial credit risk. Default is a real possibility.

CC

      Very high levels of credit risk. Default of some kind appears probable.

C

      Exceptionally high levels of credit risk. Default is imminent or inevitable, or the issuer is in standstill. Conditions that are indicative of a 'C' category rating of an issuer include:

              a. the issuer has entered into a grace or cure period following non-payment of a material financial obligation;

              b. the issuer has entered into a temporary negotiated waiver or standstill agreement following a payment default on a material financial obligation; or

              c. Fitch Ratings otherwise believes a condition of 'RD' or 'D' to be imminent or inevitable, including through the formal announcement of a distressed debt exchange.

RD

      Restricted default. 'RD' ratings indicate an issuer that in Fitch Ratings' opinion has experienced an uncured payment default on a bond, loan or other material financial obligation but which has not entered into bankruptcy filings, administration, receivership, liquidation or other formal winding-up procedure, and which has not otherwise ceased business. This would include:

              a. the selective payment default on a specific class or currency of debt;

              b. the uncured expiry of any applicable grace period, cure period or default forbearance period following a payment default on a bank loan, capital markets security or other material financial obligation;

              c. the extension of multiple waivers or forbearance periods upon a payment default on one or more material financial obligations, either in series or in parallel; or

              d. execution of a coercive debt exchange on one or more material financial obligations.

D

      Default. 'D' ratings indicate an issuer that in Fitch Ratings' opinion has entered into bankruptcy filings, administration, receivership, liquidation or other formal winding-up procedure, or which has otherwise ceased business.

      Default ratings are not assigned prospectively to entities or their obligations; within this context, non-payment on an instrument that contains a deferral feature or grace period will generally not be considered a default until after the expiration of the deferral or grace period, unless a default is otherwise driven by bankruptcy or other similar circumstance, or by a coercive debt exchange.

      "Imminent" default typically refers to the occasion where a payment default has been intimated by the issuer, and is all but inevitable. This may, for example, be where an issuer has missed a scheduled payment, but (as is typical) has a grace period during which it may cure the payment default. Another alternative would be where an issuer has formally announced a coercive debt exchange, but the date of the exchange still lies several days or weeks in the immediate future.

      In all cases, the assignment of a default rating reflects the agency's opinion as to the most appropriate rating category consistent with the rest of its universe of ratings, and may differ from the definition of default under the terms of an issuer's financial obligations or local commercial practice.

Note: The modifiers "+" or "-" may be appended to a rating to denote relative status within the major rating categories. Such suffixes are not added to the 'AAA' Long-Term IDR category, or to Long-Term IDR categories below 'B'.

      Limitations of the Issuer Credit Rating Scale:

      Specific limitations relevant to the issuer credit rating scale include:

      o The ratings do not predict a specific percentage of default likelihood over any given time period.

      o The ratings do not opine on the market value of any issuer's securities or stock, or the likelihood that this value may change.

      o The ratings do not opine on the liquidity of the issuer's securities or stock.

      o The ratings do not opine on the possible loss severity on an obligation should an issuer default.

      o The ratings do not opine on the suitability of an issuer as counterparty to trade credit.

      o The ratings do not opine on any quality related to an issuer's business, operational or financial profile other than the agency's opinion on its relative vulnerability to default.

      Ratings assigned by Fitch Ratings articulate an opinion on discrete and specific areas of risk. The above list is not exhaustive, and is provided for the reader's convenience.

SHORT-TERM RATINGS -- SHORT-TERM RATINGS ASSIGNED TO ISSUERS OR OBLIGATIONS IN
      CORPORATE, PUBLIC AND STRUCTURED FINANCE

      A short-term issuer or obligation rating is based in all cases on the short-term vulnerability to default of the rated entity or security stream and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. Short-Term Ratings are assigned to obligations whose initial maturity is viewed as "short term" based on market convention. Typically, this means up to 13 months for corporate, sovereign, and structured obligations, and up to 36 months for obligations in U.S. public finance markets.

F1

      Highest short-term credit quality. Indicates the strongest intrinsic capacity for timely payment of financial commitments; may have an added "+" to denote any exceptionally strong credit feature.

F2

      Good short-term credit quality. Good intrinsic capacity for timely payment of financial commitments.

F3

      Fair short-term credit quality. The intrinsic capacity for timely payment of financial commitments is adequate.

B

      Speculative short-term credit quality. Minimal capacity for timely payment of financial commitments, plus heightened vulnerability to near term adverse changes in financial and economic conditions.

C

      High short-term default risk. Default is a real possibility.

RD

      Restricted default. Indicates an entity that has defaulted on one or more of its financial commitments, although it continues to meet other financial obligations. Applicable to entity ratings only.

D

      Default. Indicates a broad-based default event for an entity, or the default of a short-term obligation.

      Limitations of the Short-Term Ratings Scale:

      Specific limitations relevant to the Short-Term Ratings scale include:

      o The ratings do not predict a specific percentage of default likelihood over any given time period.

      o The ratings do not opine on the market value of any issuer's securities or stock, or the likelihood that this value may change.

      o The ratings do not opine on the liquidity of the issuer's securities or stock.

      o The ratings do not opine on the possible loss severity on an obligation should an obligation default.

      o The ratings do not opine on any quality related to an issuer or transaction's profile other than the agency's opinion on the relative vulnerability to default of the rated issuer or obligation.

      Ratings assigned by Fitch Ratings articulate an opinion on discrete and specific areas of risk. The above list is not exhaustive, and is provided for the reader's convenience.

ADDITIONAL INFORMATION

      'Not Rated' or 'NR': A designation of 'Not Rated' or 'NR' is used to denote securities not rated by Fitch where Fitch has rated some, but not all, securities comprising an issuance capital structure.

      'Withdrawn': The rating has been withdrawn and the issue or issuer is no longer rated by Fitch. Indicated in rating databases with the symbol 'WD'.

RATING WATCHES AND RATING OUTLOOKS

      Rating Watches and Outlooks form part of the Credit Rating and indicate the likely direction of the rating.

      Rating Watch

      Rating Watches indicate that there is a heightened probability of a rating change and the likely direction of such a change. These are designated as "Positive", indicating a potential upgrade, "Negative", for a potential downgrade, or "Evolving", if ratings may be raised, lowered or affirmed. However, ratings that are not on Rating Watch can be raised or lowered without being placed on Rating Watch first, if circumstances warrant such an action.

      A Rating Watch is typically event-driven and, as such, it is generally resolved over a relatively short period. The event driving the Watch may be either anticipated or have already occurred, but in both cases, the exact rating implications remain undetermined. The Watch period is typically used to gather further information and/or subject the information to further analysis.

Additionally, a Watch may be used where the rating implications are already clear, but where a triggering event (e.g. shareholder or regulatory approval) exists. The Watch will typically extend to cover the period until the triggering event is resolved or its outcome is predictable with a high enough degree of certainty to permit resolution of the Watch.

      Rating Watches can be employed by all analytical groups and are applied to the ratings of individual entities and/or individual instruments. At the lowest categories of speculative grade ('CCC', 'CC' and 'C') the high volatility of credit profiles may imply that almost all ratings should carry a Watch. Watches are nonetheless only applied selectively in these categories, where a committee decides that particular events or threats are best communicated by the addition of the Watch designation.

      Rating Outlook

      Rating Outlooks indicate the direction a rating is likely to move over a one- to two-year period. They reflect financial or other trends that have not yet reached the level that would trigger a rating action, but which may do so if such trends continue. The majority of Outlooks are generally Stable, which is consistent with the historical migration experience of ratings over a one- to two-year period. Positive or Negative rating Outlooks do not imply that a rating change is inevitable and, similarly, ratings with Stable Outlooks can be raised or lowered without a prior revision to the Outlook, if circumstances warrant such an action. Occasionally, where the fundamental trend has strong, conflicting elements of both positive and negative, the Rating Outlook may be described as Evolving.

      Outlooks are currently applied on the long-term scale to issuer ratings in corporate finance (including sovereigns, industrials, utilities, financial institutions and insurance companies) and public finance outside the U.S.; to issue ratings in public finance in the U.S.; to certain issues in project finance; to Insurer Financial Strength Ratings; to issuer and/or issue ratings in a number of National Rating scales; and to the ratings of structured finance transactions and covered bonds. Outlooks are not applied to ratings assigned on the short-term scale and are applied selectively to ratings in the 'CCC', 'CC' and 'C' categories. Defaulted ratings typically do not carry an Outlook.

      Deciding When to Assign Rating Watch or Outlook

      Timing is informative but not critical to the choice of a Watch rather than an Outlook. A discrete event that is largely clear and the terms of which are defined, but which will not happen for more than six months - such as a lengthy regulatory approval process - would nonetheless likely see ratings placed on Watch rather than a revision to the Outlook.

      An Outlook revision may, however, be deemed more appropriate where a series of potential event risks has been identified, none of which individually warrants a Watch but which cumulatively indicate heightened probability of a rating change over the following one to two years.

      A revision to the Outlook may also be appropriate where a specific event has been identified, but where the conditions and implications of that event are largely unclear and subject to high execution risk over an extended period - for example a proposed, but politically controversial, privatization.

STANDARD RATING ACTIONS

Affirmed*

      The rating has been reviewed with no change in rating. Ratings affirmations may also include an affirmation of, or change to an Outlook when an Outlook is used.

Confirmed

      Action taken in response to an external request or change in terms. Rating has been reviewed in either context, and no rating change has been deemed necessary. For servicer ratings, action taken in response to change in financial condition or IDR of servicer where servicer rating is reviewed in that context exclusively, and no rating action has been deemed necessary.

Downgrade*

      The rating has been lowered in the scale.

Matured*/Paid-In-Full

       a. 'Matured' - This action is used when an issue has reached the end of its repayment term and rating coverage is discontinued. Denoted as 'NR'.

       b. 'Paid-In-Full' - This action indicates that the issue has been paid in full. As the issue no longer exists, it is therefore no longer rated. Denoted as 'PIF'.

New Rating*

      Rating has been assigned to a previously unrated issue primarily used in cases of shelf issues such as MTNs or similar programs.

Pre-refunded*

      Assigned to long-term US Public Finance issues after Fitch assesses refunding escrow.

Publish*

      Initial public announcement of rating on the agency's website, although not necessarily the first rating assigned. This action denotes when a previously private rating is published.

Upgrade*

      The rating has been raised in the scale.

Withdrawn*

      The rating has been withdrawn and the issue or issuer is no longer rated by Fitch Ratings. Indicated in the rating databases with symbol "WD."

      * A rating action must be recorded for each rating in a required cycle to be considered compliant with Fitch policy concerning aging of ratings. Not all Ratings or Data Actions, or changes in rating modifiers, will meet this requirement. Actions that meet this requirement are noted with an '*' in the above definitions.

                                   APPENDIX B

                          ENERGY INCOME PARTNERS, LLC

                      PROXY VOTING POLICIES AND PROCEDURES

      If an adviser exercises voting authority with respect to client securities, Advisers Act Rule 206(4)-6 requires the adviser to adopt and implement written policies and procedures reasonably designed to ensure that client securities are voted in the best interest of the client. This is consistent with legal interpretations which hold that an adviser's fiduciary duty includes handling the voting of proxies on securities held in client accounts over which the adviser exercises investment or voting discretion, in a manner consistent with the best interest of the client.

      Absent unusual circumstances, EIP exercises voting authority with respect to securities held in client accounts pursuant to provisions in its advisory agreements. Accordingly, EIP has adopted these policies and procedures with the aim of meeting the following requirements of Rule 206(4)-6:

      o   ensuring that proxies are voted in the best interest of clients;

      o addressing material conflicts that may arise between EIP's interests and those of its clients in the voting of proxies;

      o disclosing to clients how they may obtain information on how EIP voted proxies with respect to the client's securities; and

      o describing to clients EIP's proxy voting policies and procedures and, upon request, furnishing a copy of the policies and procedures to the requesting client.


ENGAGEMENT OF INSTITUTIONAL SHAREHOLDER SERVICES INC.

Group

      With the aim of ensuring that proxies are voted in the best interest of EIP clients, EIP has engaged Institutional Shareholder Services Inc. ("ISS"), formerly known as RiskMetrics Group, as its independent proxy voting service to provide EIP with proxy voting recommendations, as well as to handle the administrative mechanics of proxy voting. EIP has directed ISS to utilize its Proxy Voting Guidelines in making recommendations to vote, as those guidelines may be amended from time to time.

Conflicts of Interest in Proxy Voting

      There may be instances where EIP's interests conflict, or appear to conflict, with client interests in the voting of proxies. For example, EIP may provide services to, or have an investor who is a senior member of, a company whose management is soliciting proxies. There may be a concern that EIP would vote in favor of management because of its relationship with the company or a senior officer. Or, for example, EIP (or its senior executive officers) may have business or personal relationships with corporate directors or candidates for directorship.

      EIP addresses these conflicts or appearances of conflicts by ensuring that proxies are voted in accordance with the recommendations made by ISS, an independent third party proxy voting service. As previously noted, in most cases, proxies will be voted in accordance with ISS's own pre-existing proxy voting guidelines.

Disclosure on How Proxies Were Voted

      EIP will disclose to clients in its Form ADV how clients can obtain information on how their proxies were voted, by contacting EIP at its office in Westport, CT. EIP will also disclose in the ADV a summary of these proxy voting policies and procedures and that upon request, clients will be furnished a full copy of these policies and procedures.

      It is the responsibility of the CCO to ensure that any requests made by clients for proxy voting information are responded to in a timely fashion and that a record of requests and responses are maintained in EIP's books and records.

Proxy Materials

      EIP personnel will instruct custodians to forward to ISS all proxy materials received on securities held in EIP client accounts.

Limitations

      In certain circumstances, where EIP has determined that it is consistent with the client's best interest, EIP will not take steps to ensure that proxies are voted on securities in the client's account. The following are circumstances where this may occur:

      * Limited Value: Proxies will not be required to be voted on securities in a client's account if the value of the client's economic interest in the securities is indeterminable or insignificant (less than $1,000). Proxies will also not be required to be voted for any securities that are no longer held by the client's account.

      * Securities Lending Program: When securities are out on loan, they are transferred into the borrower's name and are voted by the borrower, in its discretion. In most cases, EIP will not take steps to see that loaned securities are voted. However, where EIP determines that a proxy vote, or other shareholder action, is materially important to the client's account, EIP will make a good faith effort to recall the security for purposes of voting, understanding that in certain cases, the attempt to recall the security may not be effective in time for voting deadlines to be met.

      * Unjustifiable Costs: In certain circumstances, after doing a cost-benefit analysis, EIP may choose not to vote where the cost of voting a client's proxy would exceed any anticipated benefits to the client of the proxy proposal.

OVERSIGHT OF POLICY

      The CCO is responsible for overseeing these proxy voting policies and procedures. In addition, the CCO will review these policies and procedures not less than annually with a view to determining whether their implementation has been effective and that they are operating as intended and in such a fashion as to maintaining EIP's compliance with all applicable requirements.

RECORDKEEPING ON PROXIES

      It is the responsibility of EIP's CCO to ensure that the following proxy voting records are maintained:

      o   a copy of EIP's proxy voting policies and procedures;

      o a copy of all proxy statements received on securities in client accounts (EIP may rely on ISS or the SEC's EDGAR system to satisfy this requirement);

      o a record of each vote cast on behalf of a client (EIP relies on ISS to satisfy this requirement);

      o a copy of any document prepared by EIP that was material to making a voting decision or that memorializes the basis for that decision;

      o a copy of each written client request for information on how proxies were voted on the client's behalf or for a copy of EIP's proxy voting policies and procedures; and

      o a copy of any written response to any client request for information on how proxies were voted on their behalf or furnishing a copy of EIP's proxy voting policies and procedures.

      The CCO will see that these books and records are made and maintained in accordance with the requirements and time periods provided in Rule 204-2 of the Advisers Act.

      For any registered investment companies advised by EIP, votes made on its behalf will be stored electronically or otherwise recorded so that they are available for preparation of the Form N-PX, Annual Report of Proxy Voting Record of Registered Management Investment Company.

                           PART C - OTHER INFORMATION

Item 25: Financial Statements and Exhibits

1. Financial Statements:

      The Registrant's audited financial statements, notes to the financial statements and the report of independent public accounting firm thereon have been incorporated into Part B of the Registration Statement by reference to Registrant's Annual Report for the fiscal year ended October 31, 2017 contained in its Form N-CSR, as described in the statement of additional information.

2.    Exhibits:

a.    Declaration of Trust dated August 15, 2012. (1)

a.2   Amendment to Declaration of Trust dated October 2, 2012. (3)

a.3   Amendment to Declaration of Trust dated October 15, 2012 (3)

a.4   Amendment to Declaration of Trust dated November 8, 2012. (4)

b.1   By-Laws of Fund. (2)

b.2   Amended By-Laws of Fund. (4)

c.    None.

d.    None.

e.    Terms and Conditions of the Dividend Reinvestment Plan. (4)

f.    None.

g.1 Form of Investment Management Agreement between Registrant and First Trust Advisors L.P. (4)

g.2 Form of Investment Sub-Advisory Agreement between Registrant, First Trust Advisors L.P. and Energy Income Partners, LLC. (4)

h.1   Form of Underwriting Agreement.*

h.2   Form of Sales Agreement.(6)

i.    None.

j.    Form of Custody Agreement between Registrant and Fund Custodian. (4)

k.1 Form of Service Agreement for Transfer Agent Services between Registrant and Fund Transfer Agent. (4)

k.2   Form of Administration and Accounting Services Agreement. (4)

k.3   Committed Lending Agreement dated November 1, 2013. (6)

l.1   Opinion and consent of Chapman and Cutler LLP. (6)

l.2   Opinion and consent of Chapman and Cutler LLP.*

l.3   Opinion and consent of Morgan, Lewis & Bockius LLP. (6)

l.4   Opinion and consent of Morgan, Lewis & Bockius LLP.*

m.    None.

n.    Consent of Independent Registered Public Accounting Firm.**

o.    None.

p.    Subscription Agreement between Registrant and First Trust Advisors L.P.
      (4)

q.    None.

r.1   Code of Ethics of Registrant. (4)

r.2   Code of Ethics of First Trust Portfolios L.P. (4)

r.3   Code of Ethics of First Trust Advisors L.P. (4)

r.4.  Code of Ethics of Energy Income Partners, LLC. (4)

s.    Powers of Attorney. (5)

----------------------------

(1) Filed on August 17, 2012 as Exhibit a. to Registrant's Registration Statement on Form N-2 (File No. 333-183396) and incorporated herein by reference.

(2) Filed on October 4, 2012 in Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-2 (File No. 333-183396) and incorporated herein by reference.

(3) Filed October 23, 2012 in Pre-Effective Amendment No. 2 to Registrant's Registration Statement on Form N-2 (File No. 333-183396) and incorporated herein by reference.

(4) Filed on November 27, 2012 in Pre-Effective Amendment No. 3 to Registrant's Registration Statement on Form N-2 (File No. 333-183396) and incorporated herein by reference.

(5) Filed on May 2, 2017 as Exhibit s. to Registrant's Registration Statement on Form N-2 (File No. 333-217581) and incorporated herein by reference.

(6) Filed on June 19, 2017 in Post-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-2 (File No. 333-217581) and incorporated herein by reference.

*     To be filed by amendment.

**    Filed herewith.

--------------------------------------------------------------------------------

Item 26: Marketing Arrangements

     Reference is made to the section entitled "Plan of Distribution" contained in Registrant's Prospectus, filed herewith as Part A of Registrant's Registration Statement, and to information contained under the section entitled "Plan of Distribution" in any Prospectus Supplement to the Prospectus.

     The information contained in the Sales Agreement among the Registrant, First Trust Advisors L.P., Energy Income Partners, LLC and JonesTrading Institutional Services LLC for the Registrant's common shares of beneficial interest, filed on June 19, 2017 as Exhibit h.2 in Post-Effective Amendment
No. 1 to Registrant's Registration Statement on Form N-2 (File No. 333-217581), is incorporated by reference herein.

Item 27: Other Expenses of Issuance and Distribution

---------------------------------------------------------- --------------------
Securities and Exchange Commission Fees                    $ 24,368
---------------------------------------------------------- --------------------
Financial Industry Regulatory Authority, Inc. Fees         $ 31,536
---------------------------------------------------------- --------------------
Printing and Engraving Expenses                            $ 19,500
---------------------------------------------------------- --------------------
Legal Fees                                                 $228,950
---------------------------------------------------------- --------------------
Listing Fees                                               $  5,000
---------------------------------------------------------- --------------------
Accounting Expenses                                        $ 35,500
---------------------------------------------------------- --------------------
Blue Sky Filing Fees and Expenses                          $     --
---------------------------------------------------------- --------------------
Miscellaneous Expenses                                     $    120
---------------------------------------------------------- --------------------
Total                                                      $344,974
---------------------------------------------------------- --------------------


Item 28: Persons Controlled by or under Common Control with Registrant

    Not applicable.


Item 29: Number of Holders of Securities

    At December 31, 2017

----------------------------------------------------- --------------------------
Title of Class                                        Number of Record Holders
----------------------------------------------------- --------------------------
Common Shares, $0.01 par value                        26,618
----------------------------------------------------- --------------------------

Item 30: Indemnification

Section 9.5 of the Registrant's Declaration of Trust provides as follows:

     Indemnification and Advancement of Expenses. Subject to the exceptions and limitations contained in this Section 9.5, every person who is, or has been, a Trustee, officer or employee of the Trust, including persons who serve at the request of the Trust as directors, trustees, officers, employees or agents of another organization in which the Trust has an interest as a shareholder, creditor or otherwise (hereinafter referred to as a "Covered Person"), shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee, director, officer, employee or agent and against amounts paid or incurred by him in settlement thereof.

     No indemnification shall be provided hereunder to a Covered Person to the extent such indemnification is prohibited by applicable federal law.

     The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be such a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person.

     Subject to applicable federal law, expenses of preparation and presentation of a defense to any claim, action, suit or proceeding subject to a claim for indemnification under this Section 9.5 shall be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this Section 9.5.

     To the extent that any determination is required to be made as to whether a Covered Person engaged in conduct for which indemnification is not provided as described herein, or as to whether there is reason to believe that a Covered Person ultimately will be found entitled to indemnification, the Person or Persons making the determination shall afford the Covered Person a rebuttable presumption that the Covered Person has not engaged in such conduct and that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification.

     As used in this Section 9.5, the words "claim," "action," "suit" or "proceeding" shall apply to all claims, demands, actions, suits, investigations, regulatory inquiries, proceedings or any other occurrence of a similar nature, whether actual or threatened and whether civil, criminal, administrative or other, including appeals, and the words "liability" and "expenses" shall include without limitation, attorneys' fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

Section 9 of the Form of Sales Agreement previously filed as Exhibit h.2 to this Registration Statement provides for each of the parties thereto, including the Registrant and the underwriters, to indemnify the others, their Trustees, directors, certain of their officers, Trustees, directors and persons who control them against certain liabilities in connection with the offering described herein, including liabilities under the federal securities laws.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the "1933 Act"), may be available to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant's expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.


Item 31: Business and Other Connections of Investment Advisors

The information in the Statement of Additional Information under the captions "Management of the Fund - Trustees and Officers" and "Sub-Advisor," and the Form ADV of Energy Income Partners, LLC (File No. 801-66907) filed with the Commission are hereby incorporated by reference.


Item 32: Location of Accounts and Records.

First Trust Advisors L.P. maintains the Declaration of Trust, By-Laws, minutes of trustees and shareholders meetings and contracts of the Registrant, all advisory material of the investment adviser, all general and subsidiary ledgers, journals, trial balances, records of all portfolio purchases and sales, and all other required records.


Item 33: Management Services

Not applicable.


Item 34: Undertakings

1. Registrant undertakes to suspend the offering of its shares until it amends its prospectus if (1) subsequent to the effective date of its Registration Statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement, or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.    Not applicable.

3.    Not applicable.

4. The Registrant undertakes (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
      Statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b) that, for the purpose of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C; each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act of 1933, shall be deemed to be part of and included in this Registration Statement as of the date it is first used after effectiveness. Provided, however, that no statement made in this Registration Statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is art of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supercede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use;

(e) that for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities:

      The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act of 1933;

(2) the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.    The Registrant undertakes that:

a. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective; and

b. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

7. Upon each issuance of securities pursuant to this Registration Statement, the Registrant undertakes to file a form of prospectus and/or prospectus supplement pursuant to Rule 497 and a post-effective amendment to the extent required by the Securities Act of 1933 and the rules and regulations thereunder, including, but not limited to a post-effective amendment pursuant to Rule 462(c) or Rule 462(d) under the Securities Act of 1933.

8.    The Registrant undertakes to file a post-effective amendment pursuant to
      Section 8(c) of the Securities Act of 1933 in connection with any offering of its securities below net asset value.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Wheaton, and State of Illinois, on the 1st day of Marxh, 2018.

                                     FIRST TRUST MLP AND ENERGY INCOME FUND


                                     By: /s/ James M. Dykas
                                         ------------------------------------
                                         James M. Dykas, President and
                                         Chief Executive Officer


      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

---------------------  ---------------------------------  --------------------
Signature              Title                              Date
---------------------  ---------------------------------  --------------------

/s/ James M. Dykas     President and Chief Executive      March 1, 2018
--------------------   Officer (Principal
 James M. Dykas        Executive Officer)

---------------------  ---------------------------------  --------------------

/s/ Donald P. Swade    Chief Financial Officer, Chief     March 1, 2018
--------------------   Accounting Officer and
 Donald P. Swade       Treasurer (Principal Financial
                       and Accounting Officer)


----------------------- ------------------------- ----------------------------
James A. Bowen(1)       Chairman of the Board    )
                        and Trustee              )
----------------------- ------------------------ )
Richard E. Erickson(1)  Trustee                  ) By:  /s/ W. Scott Jardine
----------------------- ------------------------ )      ---------------------
Thomas R. Kadlec(1)     Trustee                  )      W. Scott Jardine
----------------------- ------------------------ )      Attorney-In-Fact
Robert F. Keith(1)      Trustee                  )      March 1, 2018
----------------------- ------------------------ )
Niel B. Nielson(1)      Trustee                  )
----------------------- ------------------------- ----------------------------

---------------

(1) Original powers of attorney authorizing W. Scott Jardine, James M. Dykas, Eric F. Fess and Kristi A. Maher to execute Registrant's Registration Statement, and Amendments thereto, for each of the trustees of the Registrant on whose behalf this Post-Effective Amendment No. 3 to the Registration Statement is filed, were previously executed and filed on May 2, 2017 as an Exhibit to the Registrant's Registration Statement on Form N-2 (File No. 333-217581).

                               INDEX TO EXHIBITS


n.    Consent of Independent Registered Public Accounting Firm.